Form 10-K, Exhibit 13
period 1993-12-31
CALIFORNIA ENERGY CO INC
filed 1994-03-31
CIK 720556

EXHIBIT 13

Selected Financial Data
amounts in thousands except per share data

                                 YEAR ENDED DECEMBER 31
                                1993            1992            1991            1990            1989
Sales of electricity            $129,861        $115,087        $104,155        $89,026         $43,010
Sales of steam                     2,198           2,255           2,029          ----            ----
Other income                      17,194          10,187           9,379          7,787           5,386
Expenses                          87,995          76,797          80,697         81,248          35,345
Income before provision for
 income taxes                     61,258          50,732          34,866         15,565          13,051
Income before change in
 accounting principle and
 extraordinary item               43,074          38,810          26,582         12,043          10,336
Cumulative effect of change
 in accounting principle           4,100           ----            ----           ----            ----
Extraordinary item                 ----           (4,991)          ----           ----            ----
Preferred dividends                4,630           4,275           ----           ----            ----
Net income                        47,174          33,819          26,582         12,043          10,336
Income per share before change
 in accounting principle and
 extraordinary item                 1.00             .92             .75            .44             .38
Cumulative effect of change in
 accounting principle                .11            ----           ----           ----            ----
Extraordinary item per share       ----             (.13)          ----           ----            ----
Net income per share                1.11             .79             .75            .44             .38
Total assets                     715,984         580,550         517,994        393,853         349,282
Total liabilities                425,393         336,272         298,146        331,134         305,265
Deferred income                   20,288          21,164          22,015          2,926           1,854
Redeemable preferred stock        58,800          54,350          54,705          4,705           ----
Stockholders' equity             211,503         168,764         143,128         55,088          42,163
Common stock cash dividends        ----            ----            ----           ----            ----



Management's Discussion and Analysis of
Financial Condition and Results of Operations dollars and shares in thousands except per share data

The following is Management's discussion and analysis of certain significant factors which have affected the Company's financial condition and results of operations during the periods included in the accompanying statements of operations.

General

For purposes of consistency in financial presentation, the Plants comprising the Coso Project (including the Navy I, Navy II, and BLM Plants) capacity factors are based upon a capacity amount of 88 gross MW ("GMW")/80 net MW ("NMW") for each plant. The Navy
I and Navy II Plants each consist of a set of three turbines located at a plant site. The BLM Plant consists of two turbines at one site ("BLM East") and one turbine at another site ("BLM West"). In April 1990, the Company completed a retrofit of the two turbines at BLM East and in July 1990 completed associated retrofitting of the cooling towers to increase the aggregate installed capacity of the BLM Plant to 88 GMW/80 NMW, effective July 2, 1990. Each Plant possesses an operating margin which periodically allows for production in excess of the amount listed above. However, through 1990, the Navy I, Navy II and BLM Plant capacity amounts were restricted by the then existing PURPA 80NMW cap. With the lifting of the PURPA 80NMW cap in 1991, utilization of this operating margin can, at times, produce plant capacity factors in excess of 100%. Utilization of this operating margin is based upon a variety of factors and can be expected to vary throughout the year under normal operating conditions.

Results of Operations
Three Years Ended December 31, 1993, 1992 and 1991

Sales of electricity and steam increased to $132,059 in the year ended December 31, 1993 from $117,342 in the year ended December 31, 1992, a 12.5% increase. This improvement was primarily due to a 9.1% increase in Coso Project's electric kWh sales to 2,186.7 million kWh from 2,004.0 million kWh, and an increased price per kWh in accordance with the SO4 agreements. The increase in Coso Project kWh sales was primarily due to the completion of new production wells. The increase in sales of electricity and steam in 1992 to $117,342 from $106,184 in 1991 was primarily due to increasing electric kWh sales by 6.0% to 2,004.0 million kWh from 1,890.4 million kWh largely as a result of the drilling of additional production wells, and the aforementioned increase in price per kWh pursuant to the SO4 Agreements.

The following operating data includes the full capacity and electricity production of the Coso Project only:

                                        1993                    1992                    1991
Overall Capacity Factor                 104.0%                  95.1%                   89.9%
kWh Produced                    2,186,700,000           2,004,000,000           1,890,402,000
Installed Capacity NMW
 (Average)                                240                     240                     240

The overall Coso Plant capacity factor was 108.8% in the fourth quarter of 1993 compared to 109.1%, 100.9% and 97.1% for the third, second and first quarters of 1993, respectively. The Navy I Plant capacity factor was 111.2% in 1993, compared to 99.8% and 98.5% in 1992 and 1991, respectively.
The Navy II Plant capacity factor was 102.6% in 1993 compared to 98.1% and 99.9% in 1992 and 1991, respectively. The BLM Plant capacity factor was 98.1% in 1993 compared to 87.2% and 71.4% in 1992 and 1991, respectively. The BLM Plant, Navy I Plant and the Navy II Plant were overhauled in conjunction with scheduled warranty inspections in 1993, 1992 and 1991 respectively, resulting in a temporary reduction of the plant capacity factor of 3% in the specified year.

Electric sale price per kWh for the Coso Project varies seasonally in accordance with the rate schedule included in the SO4 Agreements. The price consists of an energy payment based on the annualized contracted rate of 10.11 cents per kWh in 1993,
9.23 cents per kWh in 1992, and 8.58 cents per kWh in 1991, and constant annual capacity payments of which the Company's share was $5,400 to $5,800 per annum for each of the three power plants. Capacity payments are significantly higher in the months of June through September. Bonus payments are received monthly, of which the Company's share was approximately $1,000 per annum for each of the three power plants.

The Coso Project's average electricity prices per kWh in 1993, 1992 and 1991 were comprised of (in cents):


                             Energy         Capacity & Bonus          Total

Average fiscal 1993           10.11               1.93                12.04
Average fiscal 1992            9.23               2.10                11.33
Average fiscal 1991            8.58               2.24                10.82



The Desert Peak and Roosevelt Hot Springs facilities ran at or near capacity levels for each of the past three years.
Steam sales from the Roosevelt Hot Springs field, which was acquired in January, 1991, remained relatively unchanged at $2,198, $2,255, and $2,077 in 1993, 1992, and 1991, respectively.
Electric sales from Desert Peak were $5,177, $5,347 and $3,976 for the years 1993, 1992, and 1991, respectively. Desert Peak was acquired in March 1991 and, accordingly, reflects only nine months sales in 1991.

Interest and other income increased in 1993 to $17,194 from $10,187 in 1992 and from $9,379 in 1991. The increase reflects higher average cash balances, interest income on notes receivable from the Coso Joint Ventures and interest income on the Company's share of the cash reserves established in the refinancing of the Coso Project debt in December, 1992.

The Company's cost per kWh* was as follows (in cents):

                                         1993            1992            1991

Plant operations (net of Company's
 operator fees)                          1.64            1.65            1.77
General and administration               1.03            1.04            1.11
Royalties                                 .65             .61             .49
Depreciation and amortization            1.39            1.33            1.31
Interests, less amounts capitalized      1.82            1.17            2.16
  TOTAL                                  6.53            5.80            6.84

*Cost per kWh includes electrical production from the Desert Peak facility and the electrical production equivalent of the Company's share of geothermal steam produced at the Roosevelt Hot Springs field, acquired in March and January 1991, respectively.

The Company's expenses* as a percentage of sales of electricity and steam were as follows:


                                         1993            1992            1991

Plant operations (net of Company's
 operator fees)                          15.8%           17.7%           18.8%
General and administration               10.0            11.1            11.7
Royalties                                 6.3             6.6             5.2
Depreciation and amortization            13.5            14.3            13.9
Interests, less amounts capitalized      17.7            12.7            23.0
  TOTAL                                  63.3%           62.4%           72.6%

*Expenses as a percentage of electricity sales and steam sales include electricity sales from the Desert Peak facility and steam sales from the Roosevelt Hot Springs field, acquired in March and January 1991, respectively.



The Company's expenses, excluding interest, increased as a general result of the greater electricity production of the Coso Project. However, in 1993, plant operations and general and administration costs per kWh decreased from 1992. In 1992, the Company's total expenses, excluding interest, were proportionally less than the increase in electricity production of the Coso Project.

The cost of plant operations increased to $25,362 in 1993 from
$24,440 in 1992, an increase of 3.8%.   The cost of plant
operations increased to $24,440 in 1992 from $23,525 in 1991, an increase of 3.9%. General and administration costs remained relatively unchanged at $13,158 in 1993 compared to $13,033 in 1992. General and administration costs increased to $13,033 in 1992 from $12,476 in 1991, a 4.5% increase. However, for 1993 and 1992 both plant operations and general and administration costs per kWh continued to decrease due to a proportionally greater increase in electrical production than plant operations and general administration costs. Plant cost per kWh decreased to 1.64 cents in 1993 from 1.65 cents in 1992 and 1.77 cents in 1991. General and administration cost per kWh decreased to 1.03 cents in 1993 from 1.04 cents in 1992 and 1.11 cents in 1991.

Royalty costs increased to $8,274 in 1993 from $7,710 in 1992, an increase of 7.3%. Royalty costs increased to $7,710 in 1992 from $5,505 in 1991, an increase of 40.1%, due to higher electrical sales and a contractually scheduled increase in the 1992 royalty rate for the second and third turbines of the Navy I Plant. Overall, the royalty cost per kWh increased to 0.65 cents in 1993 from 0.61 cents in 1992 and 0.49 cents in 1991.

Depreciation and amortization expense increased to $17,812 in 1993 from $16,754 and $14,752 in 1992 and 1991, respectively, a
6.3% increase from 1992 to 1993, and a 13.6% increase from 1991 to 1992. Depreciation and amortization expense for 1993 was 1.39 cents per kWh compared to 1.33 cents in 1992 and 1.31 cents per kWh in 1991. The increase in 1993 was due to additional capitalized costs associated with the settlement of litigation involving Mission Power Engineering Company ("MPE") and the Mission Power Group, as well as additional wells and gathering systems. The increase in per kWh cost in 1992 was due largely to the costs of an increased number of production and injection wells.

Interest expense, less amounts capitalized, increased to $23,389 in 1993 from $14,860 in 1992, an increase of 57.4%, or 1.82 cents per kWh in 1993, compared to 1.17 cents in 1992. Net interest expense decreased to $14,860 in 1992 from $24,439, or 2.16 cents per kWh in 1991. Net interest expense in 1993 increased due primarily to the Company's higher weighted average interest rate, higher levels of indebtedness associated with the Coso Project and the issuance of convertible subordinated debentures in June 1993. The short-term variable rate debt on the Coso Project was refinanced in 1992 with longer-term fixed rate debt. The weighted average interest rate on the Coso Project debt was 7.9%, 5.4%, and 8.5% in 1993, 1992, and 1991 respectively. Net interest expense decreased in 1992 from 1991 as a result of low interest rates associated with the Coso Project's then variable rate debt.

The provision for income taxes increased to $18,184 in 1993 from $11,922 and $8,284 in 1992 and 1991, respectively. The effective tax rate was 29.7%, 23.5% and 23.8% in 1993, 1992, and 1991. The increase in the 1993 effective tax rate was a result of adopting Financial Accounting Standard 109 ("FAS 109").

Income before the provision for income taxes increased 21% to $61,258 in 1993 from $50,732 in 1992. Net income after a cumulative effect of a change in accounting principle was $47,174 and net income available to common shareholders was $42,544 or $1.11 per common share for the year ended December 31, 1993.
This compares to net income of $33,819 after an extraordinary item and net income available to common shareholders of $29,544 or $.79 per common share for the year ended December 31, 1992. Net income before cumulative effect of a change in accounting principle for the year ended December 31, 1993 was $43,074 or $1.00 per common share versus net income before an extraordinary item of $38,810 or $.92 per common share in 1992. In 1991, income before the provision for income taxes was $34,866 and net income available to common shareholders was $26,582, or $.75 per share.

Earnings per share were favorably impacted in 1992 by the Company's repurchase of common shares during 1992 at an average price of approximately $12.00 per share. The Company purchased common shares to be held as treasury stock which were reissued upon the exercise of options and warrants.

Liquidity and Capital Resources

The Company's cash and short-term investments were $127,756 at December 31, 1993 as compared to $54,671 at December 31, 1992. In addition, the Coso Project retained cash and investments on project control accounts of which the Company's share was $14,943 and $8,848 at December 31, 1993 and 1992, respectively. Distributions out of the project control accounts are made monthly to the Company for operation and maintenance and capital costs and semiannually to each Coso Joint Venture partner for profit sharing under a prescribed calculation subject to mutual agreement by the partners. In addition to these liquid instruments, the Company recorded separately restricted cash of $48,105 and $62,514 at December 31, 1993 and 1992, respectively. The restricted cash balance in 1993 was comprised primarily of the Company's proportionate share of Coso Project cash reserves for debt reserve funds and in 1992 included a contingency reserve fund, both of which were established in conjunction with the Coso
Project's refinancing of its previous bank debt.

Accounts receivable normally represents two months of revenues, and fluctuates with both production and price per kWh.

The balance due from/to the Coso Joint Ventures relates to operations, maintenance, and management fees for managing the Coso Project. This amount fluctuates based on the timing of billings and incurrence of costs.

In December 1992, the Company refinanced the existing bank debt of the Coso Project (see Note 5 of the Notes to the Consolidated Financial Statements). Coso Funding Corp. ("Funding Corp."), a single-purpose corporation, was formed to issue $560,245 of notes for its own account and as an agent acting on behalf of Navy I, BLM and Navy II Plants. The proceeds were used in part to replace the outstanding Coso Project bank indebtedness and to provide funding within the Coso Project for certain reserves.
As of December 31, 1993 and 1992 the Company's proportionate share of the Coso Project loan was $246,880 and $263,604, respectively.

The Funding Corp. notes have remaining terms of up to eight years and different fixed interest rates for each tranche. The underlying project loans have identical terms as the Coso Project loans and are also non-recourse to the Company.

In connection with the Coso Project refinancing, the Company purchased Community Energy Alternatives Incorporated's ("CEA") interest in the Coso Project at the close of the Coso Project refinancing. See Note 5 of the Notes to the Consolidated Financial Statements.

On June 9, 1993, MPE and the Mission Power Group, subsidiaries of SCECorp., and the Coso Joint Ventures reached a final settlement of all of their outstanding disputes and claims relating to the construction of the Coso Project. As a result of the various payments and releases involved in such settlement, the Coso Joint Ventures agreed to make a net payment of $20,000 to MPE from the cash reserves of the Coso Project contingency fund and MPE agreed to release its mechanics' liens on the Coso Projects. After making the $20,000 payment, the remaining balance of the Coso Project contingency fund (approximately $49,300) was used to increase the Coso Project debt reserve fund from approximately $43,000 to its maximum fully-funded requirement of $67,900. The remaining $24,400 balance of the contingency fund was retained within the Coso Project for future capital expenditures and for Coso project debt service payments. Since the Coso Project debt service reserve is fully funded in advance, Coso Project cash flows otherwise intended to fund the Coso Project debt service reserve funds, subject to satisfaction of certain covenants and conditions contained in the Coso Joint Ventures' refinancing documents, are available for distribution to the Company in is proportionate share.

On May 3, 1993, the transmission line dispute was settled and the transmission line deposit of approximately $7,700 was released to the Company.

In June of 1993, the Company issued $100,000 principal amount of 5% convertible subordinated debentures (the "Convertible Subordinated Debentures") due July 31, 2000. The Convertible Subordinated Debentures are convertible into shares of the Company's common stock at any time prior to redemption or maturity at a conversion price of $22.50 per share, subject to adjustment in certain circumstances. Interest on the Convertible Subordinated Debentures is payable semi-annually in arrears on July 31 and January 31 each year, commencing on July 31, 1993. The Convertible Subordinated Debentures are redeemable for cash at any time on or after July 31, 1996 at a redemption price of (expressed in percentages of the principal amount) 102%, 101%, 100% and 100% in 1996, 1997, 1998 and 1999, respectively. The
Convertible Subordinated Debentures are an unsecured general obligation of the Company and subordinated to all existing and future senior indebtedness of the Company.

The Senior Notes, of which $35,730 aggregate principal amount are currently outstanding, mature in March 1995 and bear interest at the rate of 12% per annum, plus contingent interest, calculated by reference to the Company's share of the cash flow from the Coso Project through December 31, 1994. Simultaneous with the closing of a proposed offering of Senior Discount Notes (see Note 16 of the Notes to the Consolidated Financial Statements), the Company intends to use approximately $39,000 to defease and provide for the repayment of the entire aggregate principal amount of Senior Notes outstanding. The Senior Notes prohibit the payment of cash dividends unless the Company has a net worth of at least $50,000 after payment of such dividends, and dividends do not exceed 50% of accumulated net income subsequent to December 31, 1987. The Senior Notes also place restrictions on capital expenditures not related to the Coso Project.

Proceeds and benefits from warrants and options for shares of common stock exercised in 1993 and 1992 aggregated approximately $1,400 and $8,065, respectively. In addition, in September 1993, the Company acquired The Ben Holt Co. ("BHC"), a thirty person engineering firm for a combination of cash and Company stock.
In connection with this transaction, 87 shares were issued having an aggregate market value of $1,557.

The Company repurchased 157 common shares during 1993 for the aggregate amount of $2,897. The Company purchased common stock to be held as treasury stock in anticipation of their reissue upon the exercise of options. The Company repurchased 565 shares of common stock in 1992 at an aggregate amount of $4,887. The shares were reissued during 1992 upon the exercise of stock options.

On October 13,1992, the Company repurchased, and cancelled, certain warrants exercisable for 1,025 shares of unregistered common stock at $2.04 per share, for a purchase price of $9.16 per share, or approximately $9,389 in aggregate. Kiewit Energy Company ("Kiewit Energy") simultaneously purchased and exercised other warrants to purchase 600 shares of unregistered common stock at $2.04 per share, providing the Company with proceeds of $1,200. On October 27, 1992, the Company repurchased and cancelled warrants exercisable for 250 shares of unregistered common stock at $2.04 per share, for a purchase price of $9.316 per share, or $2,329 in aggregate.

On November 15, 1992, the Company called the Company's Series B convertible preferred stock, no par value (the "Series B preferred stock"), for conversion into common stock. Each share of Series B preferred stock was converted into two shares of common stock and, accordingly, the Company issued 954.9 shares of common stock.

In 1991, the Company and Kiewit Energy signed a Stock Purchase Agreement and related agreements (see Note 12 to the Consolidated Financial Statements). In addition, in 1991 the Company issued one thousand shares of its Series C redeemable preferred stock to Kiewit Energy for $50,000 per share.

On March 31, 1993, the Company acquired leases from Unocal on
26,000 acres of geothermal properties at the Glass Mountain site in Northern California which includes three successful production wells.

The Company is actively engaged in the acquisition of, and is seeking to develop, construct, own and operate power projects utilizing geothermal and other technologies, both domestically and internationally, the completion of any of which is subject to substantial risk. The Company is currently pursuing a number of international power project opportunities in countries where private power generation programs have been initiated, including the Philippines and Indonesia. Development can require the Company to expend significant sums for preliminary engineering, permitting, legal and other expenses in preparation for competitive bids which the Company may not win or before it can be determined whether a project is feasible, economically attractive or financeable. Successful development is contingent upon, among other things, negotiation of construction, fuel supply and power sales contracts with other project participants on terms satisfactory to the Company, and receipt of required governmental permits and consents. Further, there can be no assurance that the Company will obtain access to the substantial debt and equity capital required for the acquisition or development and construction of electric power projects. To the extent the Company engages in international development efforts, the financing and development of projects entails significant political and financial risks (including, without limitation, uncertainties associated with first time privatization efforts in the countries involved, currency exchange rate fluctuations, currency repatriation restrictions, political instability, civil unrest and expropriation) and other structuring issues that have the potential to cause substantial delays or that the Company may not be fully capable of insuring against. There can be no assurance that development efforts on any particular project, or the Company's acquisition or development efforts generally, will be successful.

In particular, the Company is developing a number of international projects, for which it may have significant capital requirements. In 1994, the Company intends to incur capital expenditures in excess of $40,000 for international project development. In addition to its international projects, the Company plans to incur domestic geothermal capital expenditures in the approximate aggregate amount of $30,000 in 1994. The Company's planned capital spending includes, among other things, its share of recurring Coso Project capital expenditures, as well as development of the Newberry Project in the Pacific Northwest. The Company is constructing the Yuma Project, a 50 MW natural gas fired cogeneration project in Yuma, Arizona. Engineering and equipment procurement commenced in 1993. Capital expenditures of $10,000 are anticipated through the completion of the Yuma Project by mid year 1994. The capital expenditures will be funded from existing cash balances and the Company's operating cash flows.

Inflation has not had a substantial impact on the Company's operating revenues and costs. The Coso Project's energy payments for electricity will continue to be based upon scheduled rate increases through the initial ten-year period of each SO4 Agreement. Prior to the Coso Project refinancing, the Project Loans relating to the Coso Project were generally for periods up to twelve months at LIBOR plus a specified margin. Accordingly, the interest rates on the loans varied and over the operating period resulted in fluctuating interest payments. The refinanced Coso Project debt has fixed interest rates.


Adoption of Financial Accounting Standard No. 109

On January 1, 1993, the Company adopted FAS 109. The adoption of FAS 109 changes the Company's method of accounting for income taxes from the deferred method as required by Accounting Principles Board No. 11 to an asset and liability approach. Under FAS 109, the net excess deferred tax liability as of January 1, 1993 was determined to be $4,100. This amount is reflected in 1993 income as the cumulative effect of a change in accounting principle. It primarily represents the recognition of the Company's tax credit carryforwards as a deferred tax asset.
There was no cash impact to the Company upon the required adoption of FAS 109. Under FAS 109, the effective tax rate utilized increased at the time of adoption as a result of the tax credit carryforwards being recognized as an asset and unavailable to reduce the current period's effective tax rate for computing the Company's provision for income taxes. The effective tax rate continues to be less than the statutory rate primarily due to the depletion deduction and the generation of energy credits in 1993. The significant components of the deferred tax liability are the temporary differences between the financial reporting bases and income tax bases of the power plant and the well and resource development costs, and in addition, the offsetting benefits of operating loss carryforwards and investment and geothermal energy tax credits and alternative minimum tax carryforwards.

CONSOLIDATED BALANCE SHEETS
as of December 31, 1993 and December 31, 1992 dollars and shares in thousands, except per share amounts

ASSETS                                                    1993              1992
Cash and investments                                 $ 127,756         $  54,671
Joint venture cash and investments (Note 5)             14,943             8,848
Restricted cash (Notes 4 and 5)                         48,105            62,514
Accounts receivable                                     21,658            16,172
Transmission line deposit (Note 13)                        ---             7,684
Due from Joint Ventures                                  1,394               ---
Geothermal power plant and development costs,
  net (Notes 4 and 5)                                  458,974           389,646
Equipment, net of accumulated depreciation of
  $4,773 and $3,996                                      4,540             4,312
Notes receivable - Joint Ventures (Note 13)             11,280             9,997
Deferred charges and other assets                       27,334            26,706
                                                     _________         _________

       Total assets                                  $ 715,984         $ 580,550


LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
  Accounts payable                                   $     607         $   3,146
  Other accrued liabilities                             19,866            18,111
  Income taxes payable (Note 8)                          4,000               ---
  Project finance loans (Note 5)                       246,880           263,604
  Due to Joint Ventures                                    ---               469
  Senior notes (Note 6)                                 35,730            35,730
  Convertible subordinated debentures (Note 7)         100,000               ---
  Deferred income taxes                                 18,310            15,212
                                                     _________         _________

       Total liabilities                               425,393           336,272


Deferred income (Note 4)                                20,288            21,164


Commitments and contingencies (Notes 3, 6, 9, 13 and 16)

Redeemable preferred stock (Note 10)                    58,800            54,350


Stockholders' equity (Notes 11 and 12):
  Preferred stock - authorized 2,000 shares,
    no par value (Note 10)                                 ---               ---
  Common stock - authorized 60,000 shares,
    par value $0.0675 per share
    issued and outstanding 35,446 and 35,258 shares      2,404             2,380
  Additional paid in capital                           100,965            97,977
  Retained earnings                                    111,031            68,407
  Treasury stock - 157 common shares at cost            (2,897)              ---
                                                     _________         _________

       Total stockholders' equity                      211,503           168,764

                                                     _________         _________
       Total liabilities and
         stockholders' equity                        $ 715,984         $ 580,550


The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
for the three years ended December 31, 1993
dollars and shares in thousands, except per share amounts
                                                     1993                     1992                    1991

Revenue:
  Sales of electricity and steam                 $132,059                 $117,342                $106,184
  Interest and other income                        17,194                   10,187                   9,379
                                                 ________                 ________                ________

       Total revenues                             149,253                  127,529                 115,563


Cost and expenses:
  Plant operations                                 25,362                   24,440                  23,525
  General and administration                       13,158                   13,033                  12,476
  Royalties                                         8,274                    7,710                   5,505
  Depreciation and amortization                    17,812                   16,754                  14,752
  Interest                                         30,205                   20,459                  29,814
  Less interest capitalized                        (6,816)                  (5,599)                 (5,375)
                                                 ________                 ________                ________

       Total expenses                              87,995                   76,797                  80,697


Income before provision for income taxes           61,258                   50,732                  34,866
Provision for income taxes (Note 8)                18,184                   11,922                   8,284


Income before change in accounting principle
  and extraordinary item                           43,074                   38,810                  26,582
Cumulative effect of change in accounting
  principle (Note 8)                                4,100                      ---                     ---
Extraordinary item (Note 15)                          ---                   (4,991)                    ---


Net income                                         47,174                   33,819                  26,582
Preferred dividends                                 4,630                    4,275                     ---


Net income available to common stockholders       $42,544                  $29,544                 $26,582


Income per share before change in accounting
  principle and extraordinary item                 $ 1.00                    $ .92                   $ .75


Cumulative effect of change in accounting
  principle (Note 8)                                  .11                      ---                     ---
Extraordinary item (Note 15)                          ---                     (.13)                    ---


Net income per share                               $ 1.11                    $ .79                   $ .75


Average number of shares outstanding               38,485                   37,495                  35,471

The accompanying notes are an integral part of these financial statements.


CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
for the three years ended December 31, 1993
dollars and shares in thousands
                                              Outstanding                  Additional
                                                   Common      Common         Paid-In       Retained       Treasury
                                                   Shares       Stock         Capital       Earnings          Stock           Total

Balance January 1, 1991                            23,218     $ 1,567       $ 39,353        $ 14,168       $    ---        $ 55,088
  Exercise of stock options                         2,329         157         14,959             ---            ---          15,116
  Sale and private placement
    of common stock (Note 12)                       6,505         439         43,237             ---            ---          43,676
  Exercise of warrants                                660          45          2,897             ---            ---           2,942
  Issue costs of sale of preferred stock              ---         ---           (276)            ---            ---            (276)
  Net income                                          ---         ---            ---          26,582            ---          26,582


Balance December 31, 1991                          32,712       2,208        100,170          40,750            ---         143,128
  Exercise of stock options                         1,544          67          2,764             ---            ---           2,831
  Exercise of warrants                                612          41          1,206             ---            ---           1,247
  Issue costs on stock                                ---         ---            (96)            ---            ---             (96)
  Purchases/issuances of treasury stock
    for exercise of options and warrants,
    net of proceeds of $797                          (565)        ---         (4,090)           ---             ---          (4,090)
  Preferred stock dividends, Series B & C,
    including cash distributions of $134              ---         ---            ---          (6,162)           ---          (6,162)
  Retirement of warrants                              ---         ---        (11,716)            ---            ---         (11,716)
  Tax benefit from stock plan                         ---         ---          3,420             ---            ---           3,420
  Net income before preferred dividends               ---         ---            ---          33,819            ---          33,819
  Conversion of preferred stock
    to common stock                                   955          64          6,319             ---            ---           6,383


Balance December 31, 1992                          35,258       2,380         97,977          68,407            ---         168,764
  Exercise of stock options                           258          18            937             ---            ---             955
  Issuance of stock for purchase of
    The Ben Holt Co.                                   87           6          1,551             ---            ---           1,557
  Purchase of treasury stock                         (157)        ---            ---             ---         (2,897)         (2,897)
  Preferred stock dividends, Series C,
    including cash distributions of $100              ---         ---            ---          (4,550)           ---          (4,550)
  Tax benefit from stock plan                         ---         ---            500             ---            ---             500
  Net income before preferred dividends               ---         ---            ---          47,174            ---          47,174


Balance December 31, 1993                          35,446     $ 2,404       $100,965        $111,031       $ (2,897)       $211,503

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three years ended December 31, 1993
dollars in thousands
                                                                                   1993                 1992                1991

Cash flows from operating activities:
  Net income                                                                   $ 47,174              $33,819             $26,582
  Adjustments to reconcile net cash flow from operating activities:
       Depreciation and amortization                                             17,812               16,754              14,752
       Amortization of deferred financing costs                                   1,013                  967               1,054
       Expense of previously deferred financing costs                               ---                3,895                 ---
       Provision for deferred income taxes                                        3,098                3,645               5,889
       Other                                                                        ---                  ---                (639)
       Changes in other items:
         Accounts receivable                                                     (5,486)               1,279              (3,701)
         Accounts payable and other accrued liabilities                            (784)              (7,082)            (10,890)
         Deferred income                                                           (876)                (851)               (589)
         Income tax payable                                                       4,000               (1,202)                713
         Other assets                                                              (177)                 814              (2,157)
                                                                               ________              _______             _______

       Net cash flows from operating activities                                  65,774               52,038              31,014


Cash flows from investing activities:
  Capital expenditures relating to power plants                                 (10,295)              (6,711)               (112)
  Well and resource development expenditures for existing projects              (16,565)             (19,203)            (20,564)
  Acquisition of equipment                                                       (1,104)              (1,093)               (773)
  Acquisition of Nevada and Utah properties                                         ---                  ---             (43,062)
  Pacific Northwest, Nevada, and Utah exploration costs                         (19,060)              (4,145)             (3,866)
  Yuma - construction in progress                                               (40,167)              (1,294)                ---
  Transmission line deposit                                                       7,684                 (118)             (1,404)
  Decrease (increase) in restricted cash                                         14,409                9,882              (2,217)
  Decrease (increase) in other investments                                          941              (14,503)                ---
                                                                               ________             ________            ________

       Net cash flows from investing activities                                 (64,157)             (37,185)            (71,998)


Cash flows from financing activities:
  Proceeds from sale of common, treasury and preferred
    stocks and exercise of warrants and options                                   2,912                8,065             111,458
  Repayment of project finance loans                                                ---              (17,098)            (10,100)
  Repayment of project loans                                                    (16,724)              (6,277)                ---
  Retirement of project finance loans                                               ---             (204,210)                ---
  Payment of other senior notes                                                     ---                  ---              (6,000)
  Proceeds from refinancing                                                         ---              269,881               2,400
  Proceeds from issue of convertible subordinated debentures                    100,000                  ---                 ---
  Increase in restricted cash related to the refinancing                            ---              (65,670)                ---
  Net change in short-term bank loan                                                ---                  ---             (15,000)
  Deferred charges relating to debt financing                                    (2,582)              (2,937)                (58)
  Decrease (increase) in amounts due from Joint Ventures                         (3,146)               6,198              (6,180)
  Purchase of warrants                                                              ---              (11,716)                ---
  Proceeds from pre-sale of steam                                                   ---                  ---              20,317
  Purchase of treasury stock                                                     (2,897)              (4,887)                ---
                                                                               ________             ________            ________

       Net cash flows from financing activities                                  77,563              (28,651)             96,837


Net increase (decrease) in cash and investments                                  79,180              (13,798)             55,853
Cash and investments at beginning of period                                      63,519               77,317              21,464

                                                                               ________             ________            ________

Cash and investments at end of period                                          $142,699              $63,519             $77,317


Interest paid (net of amounts capitalized)                                      $20,136              $19,237             $24,435


Income taxes paid                                                                $6,819               $4,129              $1,682

The accompanying notes are an integral part of these financial statements.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS for the three years ended December 31, 1993 dollars and shares in thousands, except per share amounts



1.     BUSINESS

       California Energy Company, Inc. (the "Company") was formed in 1971. It is primarily engaged in the exploration for and development of geothermal resources and conversion of such resources into electrical power and steam for sale to electric utilities, and the development of other environmentally responsible forms of power generation.

       The Company has organized several partnerships and Joint Ventures (herein referred to as Coso Joint Ventures) in order to develop geothermal energy at the China Lake Naval Air Weapons Station, Coso Hot Springs, China Lake, California. Collectively, the projects undertaken by these Coso Joint Ventures are referred to as the Coso Project. The Company is the operator and holds interests between 46.4% and 50% in the Coso Joint Ventures after payout. Payout is achieved when a Coso Joint Venture has returned the initial capital to the Coso Joint Venturers. In addition, the Company is exploring geothermal resources in Northern California, Washington and Oregon (collectively the Pacific Northwest). In January 1991, the Company acquired a power plant and an interest in steam fields in Nevada and Utah (See Note 4 Nevada and Utah Properties). In 1992, the Company entered into the natural gas-fired electrical generation market through the purchase of a development opportunity in Yuma, Arizona. Commercial operation of the Yuma project will commence in 1994. In 1993, the Company started developing a number of international power project opportunities where private power generating programs have been initiated, including the Philippines and Indonesia.



2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries, and its proportionate share of the Coso Joint Ventures in which it has invested. All significant inter-enterprise transactions and accounts have been eliminated.

       Investments and Restricted Cash

       Investments other than restricted cash are primarily commercial paper and money market securities. The restricted cash balance includes such securities and mortgage backed securities, and is mainly composed of the Coso Joint Ventures' debt service reserve funds. The debt service reserve funds are legally restricted to their use and require the maintenance of specific minimum balances. The carrying amount of the investments approximates the fair value based on quoted market prices as provided by the financial institution which holds the investments.

       Well, Resource Development and Exploration Costs

       The Company follows the full cost method of accounting for costs incurred in connection with the exploration and development of geothermal resources. All such costs, which include dry hole costs and the cost of drilling and equipping production wells, as well as directly attributable administrative and interest costs, are capitalized and amortized over their estimated useful lives when production commences. The estimated useful lives of production wells are ten years each; exploration costs and development costs, other than production wells, are generally amortized over the weighted average remaining term of the Company's power and steam purchase contracts. For purposes of current period visibility and disclosure, all such costs are identified in the Consolidated Statements of Cash Flows as they are incurred.

       Deferred Well and Rework Costs

       Well rework costs are deferred and amortized over the estimated period between reworks. These deferred costs of $1,305 and $1,592 at December 31, 1993 and 1992, respectively, are included in other assets. Currently, both production and injection well reworks are amortized over twelve months.

       Fixed Assets and Depreciation

       The cost of major additions and betterments are capitalized, while replacements, maintenance, and repairs that do not improve or extend the lives of the respective assets are expensed.

       Depreciation of the operating power plants is computed on the straight-line method over the estimated useful lives resulting in a composite rate of depreciation of approximately 2.67% per annum. Depreciation of furniture, fixtures and equipment, which are recorded at cost, is computed on the straight-line method over the estimated useful lives of the related assets, which range from three to ten years.

       Capitalization of Interest and Deferred Financing Costs

       Prior to the commencement of operations, interest is capitalized on the costs of the plants and geothermal resource development to the extent incurred. Capitalized interest and other deferred charges are amortized over the lives of the related assets.

       Deferred financing costs are amortized over the term of the related financing. Loan fees are amortized using the implicit interest method; other deferred financing costs are amortized using the straight-line method. Accumulated amortization at December 31, 1993 and 1992 was approximately $1,954 and $950, respectively.

       Revenue Recognition

       Revenues are recorded based upon service rendered and electricity and steam delivered to the end of the month.

       Management Fee and Interest Revenue Recognition

       The Company charges the Coso Joint Ventures management fees, operator fees and interest on outstanding advances. Recognition of fees and interest relating to power plants and resource development of the Coso Joint Ventures in which the Company has invested is deferred until each Coso Joint Venture commences operations. Revenue previously deferred is amortized over the lives of the related assets of the Coso Joint Ventures as each Coso Joint Venture becomes operational.

       Deferred Income Taxes

       On January 1, 1993, the Company adopted Statement of Financial Accounting Standard No. 109 ("FAS 109"), "Accounting for Income Taxes". The adoption of FAS 109 changes the Company's method of accounting for income taxes from the deferred method as required by Accounting Principles Board Opinion No. 11 to an asset and liability approach.

       Net Income per Common Share

       Earnings per common share are based on the weighted average number of common and dilutive common equivalent shares outstanding during the period computed using the treasury stock method.

       Cash Flows

       The statement of cash flows classifies changes in cash according to operating, investing, or financing activities. Investing activities include capital expenditures incurred in connection with the power plants, wells, resource development, and exploration costs. The Company considers all investment instruments purchased with a maturity of three months or less to be cash equivalents. Restricted cash is not considered a cash equivalent.

       Reclassification

       Certain amounts in the fiscal 1992 and 1991 financial statements and supporting footnote disclosures have been reclassified to conform to the fiscal 1993 presentation. Such reclassification did not impact previously reported net income or retained earnings.



3.     INTEREST RATE SWAP AGREEMENTS

       In January 1993, the Coso Joint Ventures entered into five year deposit interest rate swap agreements which effectively convert a notional deposit, the Company's portion of the balance is $20,300 (restricted cash and investments), from a variable rate to a fixed rate. The Company's proportion of the deposit amount accretes annually to a maximum amount of approximately $29,300 in 1996. Under the agreements, which mature on January 11, 1998, the Coso Joint Ventures make semi-annual payments to the counter party at variable rates based on LIBOR, reset and compounded every three months, and in return receive payments based on a fixed rate of 6.34%. The effective LIBOR rate ranged from 3.25% to 3.375% during 1993 and was 3.375% at December 31, 1993. The counter party to this agreement is a large multi-national financial institution. The Company's proportionate share of the carrying amount, representing accrued interest receivable, and the fair value of the swap agreements are $277 and $1,281, respectively. The fair value is based on quoted market prices provided by the counter party to the swap.

       In September 1993, the Company entered into a three year deposit interest rate swap agreement, which effectively converts a notional deposit balance of $75,000 from a variable rate to a fixed rate. The Company makes semi-annual payments to the counter party at effectively the LIBOR rate, reset every six months, and in return receives payments based on a fixed rate of 4.87%. The counter party to this agreement is the same counter party to the Coso Joint Ventures. The carrying amount is $286, representing accrued interest. The fair value of the interest rate swap is currently negative in the amount of $642 which is based on quoted market prices provided by the counter party to the swap and assumes the Company closes out the swap agreement prior to the stated maturity.

4.     PROPERTIES AND PLANTS

       Properties and plants comprise the following at December 31:
                                                                 1993                1992

       Project costs:
         Power plants                                        $246,219            $235,924
         Well and resource development                        161,137             144,595


         Total operating facilities                           407,356             380,519
       Less accumulated depreciation and amortization         (67,813)            (51,054)


         Net operating facilities                             339,543             329,465
       Wells and resource development in progress                 939                 916


       Total project costs                                    340,482             330,381
       Pacific Northwest geothermal exploration costs          41,539              25,882
       Nevada and Utah properties                              35,492              32,089
       Yuma - construction in progress                         41,461               1,294


            Total                                            $458,974            $389,646

       Operating Facilities

       The Coso operating facilities comprise the Company's proportionate share of the assets of three of its Joint Ventures; Coso Finance Partners (Navy I Joint Venture), Coso Energy Developers (BLM Joint Venture), and Coso Power Developers (Navy II Joint Venture). With respect to the Coso Project, distributions from its project accounts are made semi-annually to each Coso Joint Venture partner for profit sharing under a prescribed calculation subject to mutual agreement by the partners and compliance with the Coso Joint
       Ventures' financing documents.   As of December 31, 1993,
       payout had only been reached on Units 2 and 3 of the Navy I power plant.

       Navy I Plant

       The Navy I plant consists of three turbines, of which one unit commenced delivery of firm power in August 1987, and the second and third units in December 1988. The 80NMW power plant is located on land owned by and leased from the U.S. Navy through to December 2009, with a 10 year extension at the option of the Navy. Under terms of the Navy I Joint Venture, profits and losses were allocated approximately 49% before payout of Units 2 and 3 and approximately 46.4% thereafter to the Company.

       BLM Plant

       The BLM plant consists of two turbines at one site (BLM East), which commenced delivery of firm power in March and May, 1989, respectively, and one turbine at another site (BLM West) which commenced delivery of firm power in August, 1989. The BLM plant is situated on lands leased from the U.S. Bureau of Land Management under a geothermal lease agreement that extends until October 31, 2035. The lease may be extended to 2075 at the option of the BLM. Under the terms of the BLM Joint Venture agreement, the Company's share of profits and losses before and after payout is approximately 45% and 48%, respectively. During 1990, the Company upgraded the cooling tower and turbines to increase the plant's capacity to 80NMW from the initial level of 70NMW.

       Navy II Plant

       The Navy II plant consists of three turbines, of which two units commenced delivery of firm power in January 1990, and the third in February 1990, respectively. The 80NMW power plant is on the southern portion of the Navy lands. Under terms of the Joint Venture, all profits, losses and capital contributions for Navy II are divided equally by the two partners.

       Significant Customer

       All of the Company's sales of electricity from the Coso Project, which comprise approximately 94% of 1993 electricity and steam revenues, are to Southern California Edison ("SCE") and are under long-term power purchase contracts. Under the terms of these contracts, SCE pays firm prices for the energy portion of the contract. The energy payment escalates pursuant to the contracts at an average rate of approximately 7.0% per year for the delivery of electricity for ten years, commencing with the initial delivery of electricity at firm power; thereafter, the energy payment adjusts to the actual avoided energy cost experienced by SCE at that time. The capacity payment, which initially represented approximately 25% of the Company's revenue, remains fixed during the entire period of the contract. In addition, the Company is eligible for bonus payments based on the amount by which the actual output exceeds the contract capacity of each power plant. Bonus payments aggregated $3,050, $3,257 and $2,635 in the years ended December 31, 1993, 1992 and 1991.

       The Company has three contracts for terms of 24, 30 and 20 years, expiring in 2011, 2019 and 2010, respectively.
       Delivery of electricity by the Navy I Joint Venture, the BLM Joint Venture, and Navy II Joint Venture commenced under those contracts in 1987, 1989 and 1990, respectively.

       See Note 13 for a description of litigation involving SCE.

       Royalties

       Royalties comprise the following for the years ended:

                                              1993           1992           1991


       Navy I, Unit I                       $1,556         $2,014         $1,787
       Navy I, Units 2 and 3                 2,924          2,628          1,160
       BLM                                   1,868          1,268          1,033
       Navy II                               1,717          1,509          1,486
       Other                                   209            291             39


       Total                                $8,274         $7,710         $5,505


       The amount of royalties paid by the Company to the U.S. Navy to develop geothermal energy for Navy I, Unit 1 on the lands owned by the Navy comprises (i) a fee payable during the term of the contract based on the difference between the amounts paid by the Navy to SCE for specified quantities of electricity and the price as determined under the contract (which currently approximates 71% of that paid by the Navy to SCE), and (ii) $11,600 payable in December 2009. The $11,600 payment is secured by funds placed on deposit monthly, which funds, plus accrued interest, will aggregate $11,600. The monthly deposit is currently $23. As of December 31, 1993, the balance of funds deposited approximated $1,283, which amount is included in restricted cash and accrued liabilities.

       Units 2 and 3 of Navy I and the Navy II power plants are on Navy lands, on which the Navy receives a royalty based on electric sales revenue at the initial rate of 4% escalating to 22% by the end of the contract in December 2019. The BLM is paid a royalty of 10% of the value of steam produced by the geothermal resource supplying the BLM Plant.

       Pacific Northwest Geothermal Exploration Costs

       In the Pacific Northwest, the Company has acquired leasehold rights and has performed certain geological evaluations to determine the resource potential of the underlying properties. Recovery of those costs is ultimately dependent upon the Company's ability to prove geothermal reserves and sell geothermal steam, or to obtain financing, build power plants, gain access to high voltage transmission lines, and sell the resultant electricity at favorable prices or, sell its leaseholds. In the opinion of management, the Company will be able to realize its exploration costs through the generation of electricity for sale.

       Nevada and Utah Properties

       On May 3, 1990, the Company entered into a definitive purchase agreement with a subsidiary of Chevron Corporation ("Chevron") for the acquisition of certain geothermal operations, including interests in approximately 83,750 acres of geothermal properties in Nevada and Utah, for an aggregate purchase price of approximately $51,100. These property interests consist largely of leasehold interests, including properties leased from the BLM and from private landowners.

       The property acquired from Chevron includes a 9MW power plant at Desert Peak, Nevada ("Desert Peak"), and a 70% interest in a steam field at Roosevelt Hot Springs, Utah ("Roosevelt Hot Springs"). The facility at Desert Peak is currently selling electricity to Sierra Pacific Power Company under a contract that runs through 1995 and then may be extended on a year-to-year basis as agreed by the parties. The price for electricity under this contract is 6.5 cents per kWh, comprising an energy payment of 2.0 cents per kWh (which is adjustable pursuant to an inflation based index) and a capacity payment of 4.5 cents per kWh. The Roosevelt Hot Springs site has a contract to sell steam to a 25MW power plant owned by Utah Power and Light Company ("UP&L") and to dispose of the brine that is a by-product of the electricity production process.

       As part of the Nevada and Utah properties acquisition the Company acquired leasehold interests in an aggregate of approximately 20,000 acres at the Roosevelt Hot Springs site in Utah and approximately 63,750 acres at four sites in Nevada. The Roosevelt Hot Springs and Desert Peak properties have been the subject of exploration and testing by Chevron and its predecessors. Based on these tests and reports of independent engineering companies, the Company believes that there are significant geothermal resources available for commercial development at these sites. Other tests conducted by Chevron and its predecessors indicate that commercially viable amounts of geothermal resources may underlie the other Chevron properties.

       The Company financed the acquisition of Roosevelt Hot Springs through an equity offering, a $20,317 pre-sale of steam from the Roosevelt Hot Springs field to the utility-owned power plant located at the site, and seller financing. The acquisition of Roosevelt Hot Springs and certain of the Nevada properties closed on January 22, 1991 for an aggregate amount of approximately $35,000. The remainder of the transaction closed on March 28, 1991 and was financed with seller financing and the proceeds of the sale of common stock to Kiewit Energy Company ("Kiewit Energy"); see Note 12.



5.     PROJECT LOANS

       Project loans, which are non-recourse to the Company, comprise the following at December 31:

                                                                                       1993          1992
       Project loans with fixed interest rates (weighted average
         interest rates of 8.04% and 7.88% at December 31, 1993 and
         1992, respectively) with scheduled repayments through December 2001       $246,880      $263,604


       The project loans are from Coso Funding Corp. ("Funding Corp."). Funding Corp. is a single-purpose corporation formed to issue notes for its own account and as an agent acting on behalf of Navy I, BLM, and Navy II Joint Ventures, collectively the "Coso Joint Ventures". Pursuant to separate credit agreements executed between Funding Corp. and each Coso Joint Venture on December 16, 1992, the proceeds from Funding Corp.'s note offering were loaned to the Coso Joint Ventures. The proceeds of $560,245 were used by the Coso Joint Ventures to (i) purchase and retire project finance debt comprised of the term loans and construction loans in the amount of $424,500, (ii) fund contingency funds in the amount of $68,400, (iii) fund debt service reserve funds in the amount of $40,000, and (iv) finance $27,345 of capital expenditures and transaction costs. The contingency fund and debt service reserve fund were required by the project loan agreements.

       The contingency fund represented the approximate maximum amount, if any, which could theoretically have been payable by the Coso Joint Ventures to third parties to discharge all liens of record and other contract claims encumbering the Coso Joint Ventures' plant at the time of the project loans (see
       Note 13). The contingency fund was established in order to obtain investment-grade ratings to facilitate the offer and sale of the notes by Funding Corp., and such establishment did not reflect the Coso Joint Ventures' view as to the merits or likely disposition of such litigation or other contingencies. On June 9, 1993, MPE and the Mission Power Group, subsidiaries of SCECorp., and the Coso Joint Ventures reached a final settlement of all of their outstanding disputes and claims relating to the construction of the Coso Project. As a result of the various payments and releases involved in such settlement, the Coso Joint Ventures agreed to make a net payment of $20,000 to MPE from the cash reserves of the Coso Project contingency fund and MPE agreed to release its mechanics' liens on the Coso Project. After making the $20,000 payment, the remaining balance of the Coso Project contingency fund (approximately $49,300) was used to increase the Coso Project debt reserve fund from approximately $43,000 to its maximum fully-funded requirement of $67,900. The remaining $24,400 balance of contingency fund was retained within the Coso Project for future capital expenditures and for Coso Project debt service payments. Since the Coso Project debt service reserve is fully funded in advance, Coso Project cash flows otherwise intended to fund the Coso Project debt service reserve fund, subject to satisfaction of certain covenants and conditions contained in the Coso Joint Ventures' refinancing documents, may be available for distribution to the Company in its proportionate share.

       The loans are collateralized by, among other things, the power plants, geothermal resource, debt service reserve funds, contingency funds, pledge of contracts, and an assignment of all such Coso Joint Ventures' revenues which will be applied against the payment of obligations of each Coso Joint Venture, including the project loans. Each Coso Joint Venture's assets will secure only its own project loan, and will not be cross-collateralized with assets pledged under other Coso Joint Venture's credit agreements. The project loans are non-recourse to any partner in the Coso Joint Ventures and Funding Corp. shall solely look to such Coso Joint Venture's pledged assets for satisfaction of such project loans. However, the loans are cross-collateralized by the available cash flow of each Coso Joint Venture. Each Coso Joint Venture after satisfying a series of its own obligations has agreed to advance support loans (to the extent of available cash flow and, under certain conditions, its debt service reserve funds) in the event revenues from the supporting Coso Joint Ventures are insufficient to meet scheduled principal and interest on their separate project loans.


       The annual repayments of the project loans for the years beginning January 1, 1994 and thereafter are as follows:

                  1994                                 $ 27,599
                  1995                                   32,109
                  1996                                   38,826
                  1997                                   41,729
                  1998                                   38,912
                  Thereafter                             67,705
                                                       ________
                                                       $246,880

       Based on quoted market rates of the Funding Corp. notes, the fair value of the project loan was approximately $260,276 at December 31, 1993.

       In connection with the aforementioned refinancing, the Company entered into an agreement with Community Energy Alternatives Incorporated ("CEA") for the Company to purchase at the close of the Coso Project refinancing CEA's interest in the Coso Project. Until the close of the Coso Project refinancing, CEA had been a partner in a partnership structure organized by the Company's Joint Venture Partner in the BLM project. The Company purchased the CEA interest under certain terms and conditions which are designed to provide the Company with a 17% per annum return on the CEA interest purchase price of $9,800. The Company's 17% per annum return is secured in part by a pledge and assignment to the Company of certain cash flows to be received by the Company's Coso Project Joint Venture Partner (and certain affiliates) from Coso Project distributions. The Company has granted its Coso Project Joint Venture Partner the right to purchase the CEA interest for a price which will provide the Company a 17% per annum return for the duration the Company owns the CEA interest.



6.     SENIOR NOTES

       The Senior Notes are due in March 1995, and bear interest at the rate of 12% per annum, plus 10% of the Company's share of the cash flow from the Coso Project, commencing July 1, 1989 and terminating December 31, 1994. The Senior Notes prohibit the payment of cash dividends unless the Company has a net worth of at least $50,000 after payment of such dividends, and dividends do not exceed 50% of accumulated net income subsequent to December 31, 1987.
       The Senior Notes also place restrictions on capital expenditures not related to the Coso Project. The fair value of the Senior Notes approximates the carrying value.



7.     CONVERTIBLE SUBORDINATED DEBENTURES

       In June of 1993, the Company issued $100,000 principal amount of 5% convertible subordinated debentures ("debentures") due July 31, 2000. The debentures are convertible into shares of the Company's common stock at any time prior to redemption or maturity at a conversion price of $22.50 per share, subject to adjustment in certain circumstances. Interest on the debentures is payable semi-annually in arrears on July 31 and January 31 of each year, commencing on July 31, 1993. The debentures are redeemable for cash at any time on or after July 31, 1996 at the option of the Company. The redemption prices commencing in the twelve month period beginning July 31, 1996 (expressed in percentages of the principal amount) are 102%, 101%, 100% and 100% in 1996, 1997, 1998 and 1999,
       respectively. The debentures are unsecured general obligations of the Company and subordinated to all existing and future senior indebtness of the Company. The fair value of the debentures as of December 31, 1993 was approximately $103,250, which is based on quoted market rates.



8.     INCOME TAXES

       On January 1, 1993, the Company adopted Statement of Financial Accounting Standard No. 109 ("FAS 109"), "Accounting for Income Taxes". The adoption of FAS 109 changes the Company's method of accounting for income taxes from the deferred method as required by Accounting Principles Board Opinion No. 11 to an asset and liability approach. Under FAS 109, the net excess deferred tax liability as of January 1, 1993 was determined to be $4,100. This amount is reflected in 1993 income as the cumulative effect of a change in accounting principle. It primarily represents the recognition of the Company's tax credit carryforwards as a deferred tax asset. There was no cash impact to the Company upon the required adoption of FAS 109. Under FAS 109, the effective tax rate increased to approximately 30% from 23.5% in 1992. This increase was due to the Company's tax credit carryforward being recognized as an asset and unavailable to reduce the current period's effective tax rate for computing the Company's provision for income taxes.

Provision for income tax is comprised of the following at December 31:
                                                        1993            1992            1991
Currently payable:
 State                                                  $ 3,300         $ 2,300         $ 2,134
 Federal                                                  7,686           4,444             261
                                                        $10,986         $ 6,744         $ 2,395

Deferred:
 State                                                      385           1,607             929
 Federal                                                  6,813           2,038           4,960

                                                          7,198           3,645           5,889

        Total after benefit of extraordinary item        18,184          10,389           8,284

Tax benefit attributable to
 extraordinary item                                       ----            1,533           ----

        Total before benefit of extraordinary item      $18,184         $11,922         $ 8,284

The deferred expense is primarily temporary differences associated with depreciation and amortization of certain assets.

A reconciliation of the federal statutory tax rate to the effective tax rate applicable to income before provision for income taxes follows:
                                                        1993            1992            1991
Federal statutory rate                                  35.00%          34.00%          34.00%
Percentage depletion in excess of cost depletion         (6.7)          (6.81)          (6.89)
Investment and energy tax credits                       (4.62)          (10.52)         (10.93)
State taxes, net of federal tax effect                   3.90             5.83            6.32
Cumulative effect of change in federal tax rate          1.90              ---            ---
Other                                                     .20             1.00            1.26
                                                        29.68%          23.50%          23.76%


Deferred tax liabilities (assets) are comprised of the following at December 31:

                                                         1993

       Depreciation and amortization, net            $111,117
       Other                                            1,733
                                                      _______
                                                      112,850
       Deferred income                                 (2,415)
       Loss carryforwards                             (39,529)
       Energy and investment tax credits              (40,106)
       Alternative minimum tax credits                (12,018)
       Other                                             (472)
                                                      _______
                                                      (94,540)
                                                      _______
       Net deferred taxes                            $ 18,310

       In 1992, the significant components of the deferred tax liability were timing differences in the computation of depreciation and amortization of the power plants and exploration and development costs for financial reporting purposes versus income tax purposes.

       As of December 31, 1993, the Company has an unused net operating loss (NOL) carryover of approximately $113,000 for regular federal tax return purposes which expires primarily between 2001 and 2007. In addition, the Company has unused investment and geothermal energy tax credit carryforwards of approximately $40,106 expiring between 2002 and 2008. The Company also has approximately $12,018 of alternative minimum tax credit carryforwards which have no expiration date.



9.     COMMITMENTS

       The Company's former office space lease, which requires annual rental of $660 through April 1994, has been partially sublet at annual rentals of $261 and remaining future rental costs were previously provided for in a restructuring charge. The Company also leases an aircraft under a lease that expires on August 1, 1995, at an annual rental of approximately $464.
       The aircraft has been subleased at an annual rental of approximately $300. Rental expense for the aircraft, vehicles, geothermal leases, and other equipment leases for the years ended December 31, 1993, 1992 and 1991 was approximately $1,143, $1,018 and $986 respectively.

       Total projected lease commitments (net of sublease contracts) at December 31, 1993, are as follows:

            Year Ended
            December 31,                             Amount

              1994                                    $318
              1995                                     186
              1996                                       8
              Total                                   $512




10.    PREFERRED STOCK

       Series A:

       On December 1, 1988, the Company distributed a dividend of one preferred share purchase right ("right") for each outstanding share of common stock. The rights are not exercisable until ten days after a person or group acquires or has the right to acquire, beneficial ownership of 20% or more of the Company's common stock or announces a tender or exchange offer for 30% or more of the Company's common stock. Each right entitles the holder to purchase one one-hundredth of a share of Series A junior preferred stock for $52. The rights may be redeemed by the Board of Directors up to ten days after an event triggering the distribution of certificates for the rights. The rights plan was amended in February 1991 so that the agreement with Kiewit Energy (see Note 12) would not trigger the exercise of the rights. The rights will expire, unless previously redeemed or exercised, on November 30, 1998. The rights are automatically attached to, and trade with, each share of common stock.

       Series B:

       On November 15, 1990, the Company sold 357.5 shares of convertible preferred stock, Series B at $14 per share. Each share of the convertible preferred stock was convertible into two shares of common stock, and had a dividend rate of 15% through November 15, 1992, 10% from November 16, 1992 to November 15, 1994 and 5% from November 16, 1994 to November 15, 1996. The dividends were payable semi-annually in convertible preferred stock, Series B.

       On November 15, 1992, the Company called the preferred stock for conversion into common stock. Each Series B preferred stock was converted into two shares of common stock;
       accordingly, the Company issued 954.9 shares of common stock.

       Series C:

       On November 19, 1991, the Company sold one thousand shares of convertible preferred stock, Series C at $50,000 per share to Kiewit Energy, in a private placement. Each share of the Series C preferred stock is convertible at any time at $18.375 per common share into 2,721 shares of common stock subject to customary adjustments. The Series C preferred stock has a dividend rate of 8.125%, commencing March 15, 1992 through conversion date or December 15, 2003. The dividends, which are cumulative, are payable quarterly in convertible preferred stock, Series C, through March 15, 1995 and in cash on subsequent dividend dates.

       The Company is obligated to redeem 20% of the outstanding preferred stock, Series C each December 15, commencing 1999 through 2003 at a price per share equal to $50,000, plus accrued and unpaid dividends.

       At any time after December 15, 1994, upon 20 days written notice, the Company may redeem all, or any portion consisting of at least $5,000, of the preferred stock, Series C, then outstanding, provided that the Company's common stock has traded at or above 150% of the then effective conversion price, for any 20 trading days out of 30 consecutive trading days ending not more than five trading days prior to notice of redemption.

       The Company may also exchange the preferred stock, Series C, in whole or part on any dividend date commencing December 15, 1994, for 9.5% convertible subordinated debentures of the Company due 2003.

       Each share of preferred stock, Series C shall be entitled to the number of votes equal to $50,000 per share divided by the then effective conversion price. If cash dividends are in arrears six consecutive quarters, Kiewit Energy shall have the exclusive right, voting separately as a class, to elect two directors of the Company.

       No cash dividends shall be paid or declared on the Company's common stock unless all accumulated dividends on the Series C preferred stock have been paid.

11.  STOCK OPTIONS AND WARRANTS

       The Company has issued various stock options and warrants. As of December 31, 1993, a total of 8,953 shares are reserved for stock options, of which 8,514 shares have been granted and remain outstanding at prices of $3.00 to $19.00 per share.

       Stock Options

       The Company has stock option plans under which shares were reserved for grant as incentive or non-qualified stock options, as determined by the Board of Directors. As of December 31, 1993, the total options granted for the non-1986 plan and the 1986 plan are 5,778 and 6,354, respectively. The plans allow options to be granted at 85% of their fair market value at the date of grant. Generally, options are issued at 100% of fair market value at the date of grant. Options granted under the 1986 Plan become exercisable over a period of three to five years and expire if not exercised within ten years from the date of grant or, in some instances a lesser term. Prior to the 1986 Plan, the Company granted 256 options at fair market value at date of grant which had terms of ten years and were exercisable at date of grant. In addition, the Company had issued approximately 138 options to consultants on terms similar to those issued under the 1986 Plan. The non-1986 plan options are primarily options granted to Kiewit Energy; see Note 12.


Transactions in Stock Options
                                                                      OPTIONS OUTSTANDING
                                                Shares Available for
                                                Grant Under 1986                        Option Price
                                                Option Plan             Shares          Per Share               Total
Balance January 1, 1991                             72                   3,361          $3.00  - $13.096        $ 12,658
Options granted                                   (368)                  8,268<F1>      $8.063 - $14.875          89,193
Options terminated                                 304                    (331)         $3.00  - $9.708           (3,065)
Options exercised                                  ---                  (2,328)<F1>     $3.00  - $9.00           (15,116)
Additional shares reserved under 1986
 Option Plan                                     1,230                     ---               ---                   ---

Balance, December 31, 1991                       1,238                   8,970<F1>      $3.00  - $14.875          83,670
Options granted                                   (551)                    751          $11.90 - $15.938          11,262
Options terminated                                 129                    (780)         $3.00  - $11.625          (7,839)
Options exercised                                  ---                  (1,544)         $3.00  - $11.625          (7,072)

Balance December 31, 1992                          816                   7,397<F1>      $3.00  - $15.938          80,021
Options granted                                 (1,396)                  1,396          $17.75 - $19.00           26,209
Options terminated                                  19                     (20)         $3.00  - $14.875            (114)
Options exercised                                  ---                    (259)         $3.00  - $14.875          (1,185)
Additional shares reserved under 1986
 Option Plan                                     1,000                      ---              ---                    ---

Balance December 31, 1993                          439                   8,514<F1>      $3.00  - $19.00         $104,931

Options which became exercisable during:
 Year ended December 31, 1993                                              592          $3.00  - $19.00         $ 10,180
 Year ended December 31, 1992                                              333          $3.00  - $15.938        $  3,693
 Year ended December 31, 1991                                            7,767<F1>      $3.00  - $14.88         $ 79,890
Options exercisable at:
 December 31, 1993                                                       7,026<F1>      $3.00  - $19.00         $ 78,644
 December 31, 1992                                                       6,708<F1>      $3.00  - $15.938        $ 69,739
 December 31, 1991                                                       8,070<F1>      $3.00  - $14.88         $ 73,481

   <F1> *Includes Kiewit Energy options.  See Note 12.


           Warrants

           The Company has granted warrants in connection with various financing activities to purchase shares of common stock as follows:

                                                        WARRANTS OUTSTANDING
                                        Warrant Shares          Price per Share         Total
Balance January 1, 1991                 2,549                   $2.04 - $6.67           $ 6,804
Warrants exercised                       (660)                  $2.04 - $6.67            (2,951)

Balance, December 31, 1991              1,889                           $2.04             3,853
Warrants exercised                       (612)                          $2.04            (1,247)
Warrants repurchased                   (1,277)                          $2.04            (2,606)

Balance December 31, 1992                 ---                                           $   ---

     On October 13, 1992, the Company repurchased, and cancelled, certain warrants exercisable for 1,025 shares of unregistered common stock at $2.04 per share, for a purchase price of $9.16 per share or $9,389 in aggregate. Separately, Kiewit Energy simultaneously purchased and exercised other warrants to purchase 600 shares of unregistered common stock at $2.04 per share, providing the Company with proceeds of $1,224.

     On October 27, 1992, the Company repurchased, and cancelled, certain warrants exercisable for 250 shares of unregistered common stock at $2.04 per share, for a purchase price of $9.316 per share or $2,329 in aggregate.



12.  COMMON STOCK SALES & RELATED OPTIONS

     In January 1991, the Company sold 2,505 shares of unregistered common stock at $6.75 per share for an aggregate total of $16,909. The funds were used to repay a portion of the seller financing related to the Company's acquisition of Chevron's interest in Roosevelt Hot Springs, Utah.

     The Company and Kiewit Energy signed a Stock Purchase Agreement and related agreements, dated as of February 18, 1991. Kiewit Energy is a subsidiary of Peter Kiewit Sons', Inc. of Omaha, Nebraska, a large construction, mining, and telecommunications company with diversified operations. Under the terms of the agreements, Kiewit Energy purchased 4,000 shares of common stock at $7.25 per share and received options to buy 3,000 shares at a price of $9 per share exercisable over three years and an additional 3,000 shares at a price of $12 per share exercisable over five years (subject to customary adjustments).

     In connection with this initial stock purchase, the Company and Kiewit Energy also entered into certain other agreements pursuant to which
     (i) Kiewit Energy and its affiliates agreed not to acquire more than 34% of the outstanding common stock (the "Standstill Percentage") for a five-year period, (ii) Kiewit Energy became entitled to nominate at least three of the Company's directors, and (iii) the Company and Kiewit Energy agreed to use their best efforts to negotiate and execute a joint venture agreement relating to the development of certain geothermal properties in Nevada and Utah.

     On June 19, 1991, the board approved a number of amendments to the Stock Purchase Agreement and the related agreements. Pursuant to those amendments, the Company reacquired from Kiewit Energy the rights to develop the Nevada and Utah properties, and Kiewit Energy agreed to exercise options to acquire 1,500 shares of common stock at $9.00 per share, providing the Company with $13,500 in cash. The Company also extended the term of the $9.00 and $12.00 options to seven years; modified certain of the other terms of these options; granted to Kiewit Energy an option to acquire an additional 1,000 shares of the outstanding common stock at $11.625 per share (closing price for the shares on the American Stock Exchange on June 18, 1991) for a ten year term; and increased the Standstill Percentage from 34% to 49%.
     On November 19, 1991, the Board approved the issuance by the Company to Kiewit Energy of one thousand shares of Series C preferred stock for $50,000, as described in Note 10 above. In connection with the sale of the Series C preferred stock to Kiewit Energy, the Standstill Agreement was amended so that the 49% Standstill Percentage restriction would apply to voting stock rather than just common stock.



13.  LITIGATION

     Settlement of Contractor Claims

     In June 1990, Mission Power Engineering Company ("MPE"), a subsidiary of SCECorp. and the general contractor for eight of the nine facilities at the Coso Project recorded mechanic's liens (the "Liens") against two of the Coso Projects and filed suit to pursue claims for amounts allegedly due from the Coso Joint Ventures in connection with the turnkey contracts for the design and construction on eight of the units. In July 1990, MPE, the Coso Joint Venture Partners and the Company agreed to enter settlement discussions during which period the suit was suspended. In January 1991, MPE terminated settlement discussions and refiled its suit in the amount of approximately $70,900 in contract claims. The Coso Joint Ventures counterclaimed on January 10, 1991, for performance and equipment related and other damages arising under the turnkey contracts.

     On June 9, 1993, MPE and the Mission Power Group, subsidiaries of SCECorp, and the Coso Joint Ventures and the Company announced that the companies had reached a final settlement of all of their outstanding disputes relating to the construction of and the filing of mechanics' liens against the Coso Project.

     Under the settlement agreement, MPE agreed to dismiss with prejudice its $70,900 breach of contract suit against the Coso Joint Ventures and the Coso Joint Ventures agreed to dismiss with prejudice their counterclaims against MPE and related parties. As a result of the various payments and releases involved in such settlement, the Coso Joint Ventures agreed to make a net payment of $20,000 to MPE from the cash reserves of the Coso Project Contingency Fund and MPE agreed to release its mechanics' liens on the Coso Project.

     Settlement of Transmission Line Disputes

     In September 1990, the California Public Utilities Commission ("CPUC") issued a decision which would fix at approximately $10,500 the Coso Joint Ventures' maximum exposure for the cost of the construction of a new 220kV electric transmission line ("Line") on the SCE transmission system. The Coso Joint Ventures appealed the decision of the CPUC to the Federal district court and intended to petition the CPUC to reconsider its decision on the grounds that such Line is not necessary. In a related proceeding involving the cost allocation for existing and ancillary interconnection facilities, the CPUC ruled that the Coso Joint Ventures' share would be approximately $7,000. The Coso Joint Ventures appeal of such decision to the California Supreme Court was denied in February 1993. In addition, SCE alleged certain line losses that SCE deemed applicable to the existing 115kV line utilized by two of the Coso Joint Ventures and deducted amounts from revenues payable under the power purchase contracts. The Coso Joint Ventures dispute SCE's allegations, methodology and alleged ability to deduct amounts under the interconnection contracts and filed a complaint alleging breach of contract in the California State Court. On May 3, 1993, SCE and the Coso Joint Ventures agreed to settle the transmission line loss contract dispute and certain related interconnection disputes involving the Coso Project under a separate agreement whereby, among other things, the parties made certain cash payments to each other and agreed to certain interconnection cost and historical line loss allocations and to the release to the Coso Joint Ventures of certain funds previously deducted from project revenues and held in escrow. The parties also agreed to jointly pursue appropriate rate treatment by the CPUC of certain SCE financed interconnection costs, including the one remaining cost allocation issue between them in the amount of $5,900. As a result of the various payments, allocations and releases involved in such partial settlement, SCE released $15,500 of Coso Project funds (the Company's share was approximately $7,800) held in escrow in respect of interconnection costs (transmission line deposit) and the Partners of Coso Joint Ventures' posted an irrevocable letter of credit to support their contingent obligation of $5,900 on the cost allocation matter to be jointly pursued with SCE at the CPUC.

     Settlement of Anti-Trust Lawsuit

     On January 31, 1991, the Company filed an antitrust lawsuit in San Francisco Federal Court against SCECorp., its subsidiaries, (MPE, Mission Power Group and SCE), Kidder-Peabody & Co., and others alleging violations of the federal antitrust laws, unfair competition and tortious interference. This lawsuit was settled in conjunction with the transmission line disputes.

     Settlement with Joint Venture Partner

     The Company has served as managing partner, project manager and field operator for the Coso Project since its inception. It has been plant operator for the facilities since August 1988. In April 1990, the Company's principal Coso Joint Venture partner (the "J.V. Partner") served the Company and certain of the Company's subsidiaries with a demand for arbitration arising out of disagreements concerning primarily the operating budgets and the allocation to the Coso Joint Ventures of certain expenses incurred by the Company.

     On March 19, 1991, the Company and its J.V. Partner executed a settlement agreement which resolved all their outstanding disputes. The terms of the settlement provide that if the Coso Project performs at capacity level in the future so that certain formula-based contingencies related to the productivity of the power plants are satisfied in any of the following eight years, then, out of the excess cash flow generated from such performance levels, up to $1,400 may be paid in each such year to the J.V. Partner by the Company. During 1992, the Company purchased the J.V. Partner's contingent payment for $5,000; which will be amortized over the remaining seven years of the agreement.

     In return for the original settlement, the J.V. Partner agreed to the conversion of all prior advances made by the Company on behalf of the partnership into a Joint Venture note payable to the Company due on or before March 19, 1999. The note bore interest at an adjustable rate tied to LIBOR and was subordinated to the prior payment in full of all the senior bank debt on the project as well as to the foregoing contingent payments to the J.V. Partner. On December 16, 1992 the Coso Joint Ventures paid $5,133 of their note payable plus accrued interest to the Company. A new promissory note was then signed on December 16, 1992 for the remaining principal balance. This note bears a fixed interest rate of 12.5% and is payable on or before March 19, 2002. This note continues to be subordinated to the senior project loan on the project. The fair value of this note approximates the carrying value.



14.  RELATED PARTY TRANSACTIONS

     The Company charged and recognized a management fee and interest on advances to its Coso Joint Ventures, which aggregated approximately $5,354, $4,246 and $5,664 in the years ended December 31, 1993,
     1992 and 1991.

15.  EXTRAORDINARY ITEM

     The refinancing of the Coso Joint Ventures' project financing debt in 1992 resulted in an extraordinary item in the amount of $4,991, after the tax effect of $1,533. The extraordinary item represents the unamortized portion of the deferred financing costs and related repayment costs associated with the original Coso Joint Ventures' project financing debt.



16.  SUBSEQUENT EVENT

     The Company is currently in the process of arranging a proposed offering of $400,000 Senior Discount Notes ("Notes"). The interest rate will be between approximately 9% and 10%, with cash interest payment commencing in 1997. The Notes will be senior unsecured obligations of the Company. The Company intends to use the proceeds from the offering to: (i) fund equity commitments in, and the construction costs of, geothermal power projects presently planned in the Philippines and Indonesia, (ii) fund equity investments in, and loans to, other potential international and domestic private power projects and related facilities, (iii) for corporate or project acquisitions permitted under the indenture, and (iv) for general corporate purposes.

17.  QUARTERLY FINANCIAL DATA (UNAUDITED)

     Following is a summary of the Company's quarterly results of operations for the years ended December 31, 1993 and December 31, 1992.

                                                                        Three Months Ended *

                                                March 31                June 30,                September 30,           December 31,
                                                1993                    1993                    1993                    1993
Revenue:
Sales of electricity and steam                  $ 27,617                $ 31,996                $ 41,433                $ 31,013
Other income                                       3,544                   3,926                   4,824                   4,900

Total revenue                                     31,161                  35,922                  46,257                  35,913
Total costs and expenses                          20,314                  21,833                  22,087                  23,761

Income before provision for income taxes
 and change in accounting principle               10,847                  14,089                  24,170                  12,152
Provision for income taxes                         3,363                   3,439                   7,493                   3,889

Net income before change in
 accounting principle                              7,484                  10,650                  16,677                   8,263
Cumulative effect of change in accounting
 principle                                         4,100                     ---                     ---                     ---

Net income                                        11,584                  10,650                  16,677                   8,263
Preferred dividends                                1,107                   1,143                   1,179                   1,201

Net income attributable to common shares        $ 10,477                $  9,507                $ 15,498                $   7,062

Net income per share before change in
 accounting principle                            $   .16                 $   .25                 $   .41                 $    .18
Cumulative effect of change in accounting
 principle                                           .11                     ---                     ---                      ---
Net income per share                             $   .27                 $   .25                 $   .41                 $    .18


                                                                        Three Months Ended*

                                                March 31,               June 30,                September 30,           December 31,
                                                1992                    1992                    1992                    1992
Revenue:
Sales of electricity and steam                  $ 24,147                $ 28,173                $ 37,977                $ 27,045
Other income                                       1,995                   2,609                   3,160                   2,423

Total revenue                                     26,142                  30,782                  41,137                  29,468
Total costs and expenses                          18,541                  18,779                  20,583                  18,894

Income before provisions for income taxes and
 extraordinary item                                7,601                  12,003                  20,554                  10,574
Provision for income taxes                         1,806                   2,852                   4,884                   2,380

Net income before extraordinary item               5,795                   9,151                  15,670                   8,194
Extraordinary item                                   ---                     ---                     ---                   4,991
Net income                                         5,795                   9,151                  15,670                   3,203
Preferred dividends                                1,020                   1,056                   1,089                   1,110

Net income attributable to common shares        $  4,775                $  8,095                $ 14,581                $  2,093

Net income per share before
 extraordinary item                              $   .13                 $   .22                 $   .39                 $   .19
Extraordinary item                                   ---                     ---                     ---                    (.13)
Net income per share                             $   .13                 $   .22                 $   .39                 $   .06

*The Company's operations are seasonal in nature with a disproportionate percentage of income earned in the second and third quarters.


                                               Independent Auditors' Report

Board of Directors and Shareholders
California Energy Company, Inc.
Omaha, Nebraska


       We have audited the accompanying consolidated balance sheets of California Energy Company, Inc. and subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1993.
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

       We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

       In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of California Energy Company, Inc. and subsidiaries at December 31,
1993 and 1992 and the results of their operations and their cash flows for each of the three years in the period ended December
31, 1993, in conformity with generally accepted accounting principles.

       As discussed in Note 8, the consolidated financial statements give effect to the Company's adoption, effective January 1, 1993, of Statement of Financial Accounting Standards No. 109,
"Accounting for Income Taxes".





Deloitte & Touche
Omaha, Nebraska
February 24, 1994