Form 10-K, Exhibit 13
CALIFORNIA ENERGY CO INC
filed 1995-03-24
CIK 720556

Exhibit 13.0


                               FINANCIAL SUMMARY

In 1994, California Energy Company, Inc. produced record revenue, received proceeds of $400 million from its issuance of Senior Discount Notes, successfully closed financing and began construction of two geothermal facilities in the Philippines, executed power purchase agreements for a 30 MW geothermal pilot project to be constructed at Newberry, Oregon, secured three additional power sales contracts in the Philippines and Indonesia, and commenced the acquisition of Magma Power Company.

Revenues during 1994 increased to $185,854,000, a 25% increase from 1993 revenues of $149,253,000. The increase was due primarily to the contracted annual energy price increase pursuant to the Coso Projects' power sales contracts with Southern California Edison, and the commencement of commercial operations of the 50 MW Yuma Cogeneration Project in late May 1994. During the year, the plants comprising the Coso Project operated at an average 106.5% capacity factor and received the maximum capacity and bonus payments available.

Income before the provision for taxes in 1994 was $55,836,000 as compared to $61,258,000 in 1993. 1994 income reflects the effect of interest expense resulting from the Company's issuance in March 1994 of 10 1/4% Senior Discount Notes. Excluding the effects of the Notes issuance, income before provision for taxes increased to $71,553,000 in 1994. Net income available to common shareholders was $31,817,000 in 1994 compared to $42,544,000 in 1993. In March 1994, the Company recorded a one-time after tax charge to earnings of $2,007,000 in connection with the defeasance of its 12% Senior Notes. In January 1993, the Company adopted FAS 109, Accounting for Income Taxes, and recorded a one-time noncash gain of $4,100,000. Excluding the effects of these nonrecurring items, net income available to common shareholders was $33,824,000 in 1994 as compared to $38,444,000 in 1993.

In March 1994, the Company received proceeds of $400,000,000 from its issuance of $529,640,000 aggregate principal amount Senior Discount Notes. The original issue discount (the difference between $400,000,000 and $529,640,000) will be amortized from issue date through January 15, 1997, during which time no cash interest will be paid on the Senior Discount Notes. Commencing July 15, 1997, cash interest on the Senior Discount Notes will be paid semiannually on January 15 and July 15 of each year. The Senior Discount Notes, which are redeemable after January 15, 1999 at the option of the Company, mature on January 15, 2004 and bear an interest rate of 10 1/4%.

In April 1994, the Company closed financing and shortly thereafter commenced construction of the 128 GMW Upper Mahiao geothermal power project in the Philippines. In August 1994, the Company closed financing and immediately commenced construction of the 180 GMW Mahanagdong geothermal project, also in the Philippines. In addition, the Company during 1994 secured power sales contracts aggregating up to 970 GMW of geothermal and hydroelectric power in the Philippines, Indonesia and Oregon. These achievements underscore the Company's ability to identify, target, and successfully develop power generation projects internationally and in the U.S.

In September 1994, the Company initiated the purchase of 51% of outstanding shares of Magma Power Company ("Magma") as the first step in the acquisition of the entire equity interest in Magma. Purchase of majority control was completed in January 1995, and the remaining 49% of the outstanding equity was acquired in late February 1995. Concurrently with purchase of the remaining 49% of Magma, the Company closed an offering of 16,670,000 shares of common stock at a price of $17.00 per share providing net proceeds to the Company of $275,653,300. In addition, the Company received proceeds of $24,735,000 on the sale of 1,500,000 shares pursuant to the exercise by the underwriters of the over-allotment option in connection with the public offering.

Upon completion of the Magma acquisition, the Company has become the largest independent geothermal power producer in the world. The Company has an aggregate net ownership of 347 MW of electric generating capacity in power production facilities in the United States having an aggregate net capacity of 553 MW. The Company also has an aggregate net ownership of 409 MW of electric generating capacity in three geothermal power projects in the Philippines having an aggregate net capacity of 500 MW, which projects are financed and under construction. Furthermore, the Company has a net ownership interest of 935 MW in eight additional development projects with executed or awarded power sales contracts representing an aggregate net 1,589 MW of electric generating capacity in the Philippines, Indonesia, and the United States.

The achievements of 1994 demonstrate our commitment to the goal of becoming the most cost effective developer and operator of environmentally responsible power generation facilities in the world.

SELECTED FINANCIAL DATA
amounts in thousands except per share data


         YEAR ENDED DECEMBER 31,

                                                              1994               1993        1992           1991          1990


Sales of electricity                                        $152,047         $129,861     $115,087        $104,155       $89,026
Sales of steam                                                 2,515            2,198        2,255           2,029         -----
Other income                                                  31,292           17,194       10,187           9,379         7,787
Expense                                                      130,018           87,995       76,797          80,697        81,248
Income before provision for income taxes                      55,836           61,258       50,732          34,866
Income before change in accounting principle
  and extraordinary item                                      38,834           43.074       38,810          26,582        12,043
Cumulative effect of change in accounting
   principle                                                   -----            4,100        -----           -----         -----
Extraordinary item                                            (2,007)           -----       (4,991)          -----
Net income                                                    36,827           47,174       33,819          26,582        12,043
Preferred dividends                                            5,010            4,630        4,275           -----         -----
Income per share before change in accounting
   principle and extraordinary item                              .95             1.00          .92             .75           .44
Cumulative effect of change in accounting
   principle                                                   -----            -----        -----           -----         -----
Extraordinary item per share                                    (.06)           -----         (.13)          -----         -----
Net income per share                                             .89             1.11          .79             .75           .44
Total assets                                               1,131,145          715,984      580,550         517,994       331,134
Total liabilities                                            867,703          425,393      336,272         298,146       331,134
Deferred income                                               19,851           20,228       21,164          22,015         2,926
Redeemable preferred stock                                     3,600           58,800       54,350          54,705         4,705
Stockholders' equity                                         179,991          211,503      168,764         143,128        55,088
Common stock cash dividends                                    -----            -----        -----           -----         -----



Management's Discussion and Analysis of
Financial Condition and Results of Operations dollars and shares in thousands except per share data


The following is management's discussion and analysis of certain significant factors which have affected the Company's financial condition and results of operations during the periods included in the accompanying statements of operations.


GENERAL

For purposes of consistency in financial presentation, the Plants comprising the Coso Project (including the Navy I, Navy II, and BLM Plants) capacity factors are based upon a nameplate rating of 88 gross MW ("GMW")/80 net MW ("NMW") for each plant. The Navy I and Navy II Plants each consist of a set of three turbines located at a plant site. The BLM Plant consists of two turbines at one site ("BLM East") and one turbine at another site ("BLM West"). Each Plant possesses an operating margin which periodically allows for production in excess of the nameplate rating listed above which produces plant capacity factors in excess of 100%. Utilization of this operating margin is based upon a variety of factors and can be expected to vary throughout the year under normal operating conditions.


RESULTS OF OPERATIONS
THREE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

Sales of electricity and steam increased to $154,562 in the year ended December 31, 1994 from $132,059 in the year ended December 31, 1993, a 17.0% increase. This improvement was primarily due to a 2.4% increase in the Coso Project's electric kWh sales to 2,238.6 million kWh from 2,186.7 million kWh, an increased price per kWh in accordance with the SO4 agreements, and revenue received from the Yuma Project, which commenced commercial operation in late May, 1994. The increase in Coso Project kWh sales was primarily due to the completion of new production wells. The increase in sales of electricity and steam in 1993 to $132,059 from $117,342 in 1992 was primarily due to increasing the Coso Project's electric kWh sales by 9.1% to 2,186.7 million kWh from 2,004.0 million kWh largely as a result of the drilling of additional production wells, and the aforementioned increase in price per kWh pursuant to the SO4 agreements.

The following operating data includes the full capacity and electricity production of the Coso Project only:

                                                               1994                     1993                    1992


Overall Capacity Factor                                       106.5%                   104.0%                   95.1%

kWh Produced                                              2,238,600,000           2,186,700,000            2,004,000,000

Installed Capacity NMW (Average)                               240                      240                      240



The overall Coso Plant capacity factor was 109.3% in the fourth quarter of 1994 compared to 109.5%, 104.9% and 102.1% for the third, second and first quarters of 1994, respectively. The Navy I Plant capacity factor was 114.0% in 1994, compared to 111.2% and 99.8% in 1993 and 1992, respectively. The Navy II Plant capacity factor was 105.9% in 1994 compared to 102.6% and 98.1% in 1993 and 1992, respectively. The BLM Plant capacity factor was 99.5% in 1994 compared to 98.1% and 87.2% in 1993 and 1992, respectively. The Navy II Plant, BLM Plant and the Navy I Plant were overhauled in conjunction with scheduled maintenance inspections in 1994, 1993 and 1992 respectively, resulting in a temporary reduction of the plant capacity factor of approximately 3% in the specified year. Electric sale price per kWh for the Coso Project varies seasonally in accordance with the rate schedule included in the SO4 agreements. The price consists of an energy payment based on the annualized contracted rate of 10.91 cents per kWh in 1994, 10.11 cents per kWh in 1993, and 9.23 cents per kWh in 1992, and constant annual capacity payments of which the Company's share was approximately $5,600 to $5,900 per annum for each of the three power plants. Capacity payments are significantly higher in the months of June through September. Bonus payments are received monthly, of which the Company's share was approximately $1,000 per annum for each of the three power plants.

The Coso Project's average electricity prices per kWh in 1994, 1993 and 1992 were comprised of (in cents):

                                                                          CAPACITY
                                                         ENERGY            & BONUS               TOTAL

Average fiscal 1994                                       10.91             1.90                 12.81

Average fiscal 1993                                       10.11             1.93                 12.04

Average fiscal 1992                                        9.23             2.10                 11.33


The Desert Peak and Roosevelt Hot Springs facilities ran at or near capacity levels for each of the past three years. Steam sales from the Roosevelt Hot Springs field were $2,185, $2,198, and $2,255 in 1994, 1993, and 1992, respectively. Electric sales from Desert Peak were $5,281, $5,177 and $5,347 for the years 1994, 1993, and 1992, respectively. Electric and steam sales from Yuma were $10,082 for approximately seven months in 1994.

Interest and other income increased in 1994 to $31,292 from $17,194 in 1993 and from $10,187 in 1992. The increase reflects higher average cash balances resulting from the issuance of the Senior Discount Notes, interest income on notes receivable from the Coso Joint Ventures and interest income on the Company's share of the cash reserves established in the refinancing of the Coso Project debt in December, 1992.

The Company's cost per kWh* was as follows (in cents):


                                                               1994              1993               1992

Plant operations (net of
Company's operator fees
and Yuma fuel cost)                                            1.54              1.64               1.65

General and administration                                      .82              1.03               1.04

Royalties                                                       .62               .65                .61

Depreciation and amortization                                  1.34              1.39               1.33

Interest, less amounts
   capitalized                                                 3.33              1.82               1.17

     Total                                                     7.65              6.53               5.80


*Cost per kWh includes electrical production from the Desert Peak and Yuma facilities and the electrical production equivalent of the company's share of geothermal steam produced at the Roosevelt Hot Springs Field.



The Company's expenses* as a percentage of sales of electricity and steam were as follows:


                                                              1994              1993               1992
Plant operations (net of
Company's operator fees
and Yuma fuel cost)                                           15.8%             15.8%              17.7%

General and administration                                     8.4              10.0               11.1

Royalties                                                      6.4               6.3                6.6

Depreciation and amortization                                 13.7              13.5               14.3

Interest, less amounts capitalized                            34.2              17.7               12.7

     Total                                                    78.5%             63.3%              62.4%

*Expenses as a percentage of electricity sales and steam sales include electricity sales from the Desert peak and Yuma facilities and steam sales from the Roosevelt Hot Springs field.


The Company's expenses, excluding interest, increased as a general result of the greater electricity production of the Coso Project and the inclusion of the costs from the Yuma plant which operated for seven months in 1994. However, in 1994, excluding Yuma fuel cost of $4,107, plant operations and general and administration costs per kWh decreased from 1993. In addition, in 1993, plant operations and general and administration costs per kWh also decreased from 1992.

The cost of plant operations increased to $33,015 in 1994 from $25,362 in 1993, an increase of 30.2%. The increase is a result of the cost of plant operations at Yuma. The cost of plant operations increased to $25,362 in 1993 from $24,440 in 1992, an increase of 3.8%. General and administration costs decreased to $13,012 in 1994 compared to $13,158 in 1993 a 1.1% decrease. General and administration costs increased to $13,158 in 1993 from $13,033 in 1992, a 1.0% increase. However, for 1994, 1993, and 1992, excluding Yuma fuel cost, both plant operations and general and administration costs per kWh continued to decrease due to a proportionally greater increase in electrical production than plant operations and general administration costs. Plant cost per kWh decreased to 1.54 cents in 1994 from 1.64 cents in 1993 and 1.65 cents in 1992. General and administration cost per kWh decreased to .82 cents in 1994 from 1.03 cents in 1993 and 1.04 cents in 1992.

Royalty costs increased to $9,888 in 1994 from $8,274 in 1993, an increase of 19.5% due to higher electrical sales and effective royalty rate. Royalty costs increased to $8,274 in 1993 from $7,710 in 1992, an increase of 7.3%. This increase was due to higher electrical sales and effective royalty rate. Overall, the royalty cost per kWh was 0.62 cents in 1994 compared to 0.65 cents in 1993 and 0.61 cents in 1992. The 1994 royalty cost per kWh decreased as a result of the production at Yuma which is not burdened by royalty payments. Excluding Yuma electricity production, the Company's royalty cost per kWh was
0.73 cents in 1994.

Depreciation and amortization expense increased to $21,197 in 1994 from $17,812 and $16,754 in 1993 and 1992, respectively, a 19.0% increase from 1994 to 1993, and a 6.3% increase from 1993 to 1992. Depreciation and amortization expense for 1994 was 1.34 cents per kWh compared to 1.39 cents per kWh in 1993 and 1.33 cents per kWh in 1992. The dollar increase in 1994 was due to the completion of H2S abatement systems, vacuum pumps at the Coso plants, increased number of wells, and the commencement of Yuma operations. The increase in 1993 was due to additional capitalized costs associated with the settlement of litigation as well as additional wells and gathering systems.

Interest expense, less amounts capitalized, increased to $52,906 in 1994 from $23,389 in 1993, an increase of 126.2%, or 3.33 cents per kWh in 1994, compared to 1.82 cents per kWh in 1993. Net interest expense increased to $23,389 in 1993 from $14,860, or 1.17 cents per kWh in 1992. Net interest expense in 1994 increased due primarily to the Company's issuance of Senior Discount Notes in March 1994. The increase in 1993 was due to a higher weighted average interest rate, higher levels of indebtedness associated with the Coso Project, and the issuance of Convertible Subordinated Debentures in June 1993. The short-term variable rate debt on the Coso Project was refinanced in 1992 with longer-term fixed rate debt. The weighted average interest rate on the Coso Project debt was 8.1%, 7.9%, and 5.4% in 1994, 1993, and 1992 respectively.

The provision for income taxes decreased to $17,002 in 1994 from $18,184 in 1993, and increased to $18,184 in 1993 from $11,922 in 1992. The effective tax rate was 30.5%, 29.7% and 23.5% in 1994, 1993, and 1992. The increase in the 1993 effective tax rate was a result of adopting Financial Accounting Standard 109 ("FAS 109").

Income before the provision for income taxes decreased 8.9% to $55,836 in 1994 from $61,258 in 1993. Net income after an extraordinary item was $36,827 and net income available to common shareholders was $31,817 or $.89 per common share for the year ended December 31, 1994. This compares to net income of $47,174 after the cumulative effect of a change in accounting principle and net income available to common shareholders of $42,544 or $1.11 per common share for the year ended December 31, 1993. Net income before an extraordinary item for the year ended December 31, 1994 was $38,834 or $.95 per common share versus net income before the cumulative effect of a change in accounting principle of $43,074 or $1.00 per common share in 1993. This compares to net income of $33,819 after an extraordinary item and net income available to common shareholders of $29,544 or $.79 per common share for 1992.

Earnings per share in 1994, 1993, and 1992 were favorably impacted by the Company's stock repurchase plan.


LIQUIDITY AND CAPITAL RESOURCES

Cash and short-term investments were $304,004 at December 31, 1994 as compared to $127,756 at December 31, 1993. In addition, the Coso Project retained cash and investments in project control accounts of which the Company's share was $54,087 and $14,943 at December 31, 1994 and 1993, respectively. Distributions out of the project control accounts are made monthly to the Company for operation and maintenance and capital costs and semiannually to each Coso Joint Venture partner for profit sharing under a prescribed calculation subject to mutual agreement by the partners. In addition to these liquid instruments, the Company recorded separately restricted cash of $131,775 and $48,105 at December 31, 1994 and 1993, respectively. The restricted cash balance in 1994 was comprised primarily of amounts deposited in restricted accounts from which the Company will provide all of its equity contribution requirements relating to the Upper Mahiao and Mahanagdong projects and also comprise and the Company's proportionate share of Coso Project cash reserves for the fully-funded debt reserve funds.

Accounts receivable normally represents two months of revenues, and fluctuates with both production and price per kWh.

The balance due from/to the Joint Ventures relates to operations, maintenance, and management fees for managing the Coso Project as well as advances on the international projects. This amount fluctuates based on the timing of billings and incurrence of costs.

In March 1994, the Company issued $400,000 of 10 1/4% Senior Discount Notes which accrete to an aggregate principal amount of $529,640 at maturity in 2004. The original issue discount (the difference between $400,000 and $529,640) will be amortized from issue date through January 15, 1997, during which time no cash interest will be paid on the Senior Discount Notes. Commencing July 15, 1997, cash interest on the Senior Discount Notes will be payable semiannually on January 15 and July 15 of each year. The Senior Discount Notes are redeemable at any time on or after January 15, 1999. The redemption prices commencing in the twelve month period beginning January 15, 1999 (expressed in percentages of the principal amount) are 105.125%, 103.417%, 101.708%, and 100% for 1999, 2000, 2001, and 2002, respectively, plus accrued interest through the redemption date in each case. The Senior Discount Notes are unsecured senior obligations of the Company.

Simultaneous with the closing of the Senior Discount Notes (see Note 7 of the Notes to the Consolidated Financial Statements), the Company used approximately $39,000 to defease and provide for the repayment of the entire aggregate principal amount of Senior Notes outstanding. The Senior Notes, in the aggregate principal amount of $35,730, mature in March 1995 and bear interest at the rate of 12% per annum, plus contingent interest, calculated by reference to the Company's share of the cash flow from the Coso Project through December 31, 1994.

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

In December 1992, the Company refinanced the existing bank debt of the Coso Project utilizing a single purpose corporation, Coso Funding Corp., to issue the notes (see Note 5 of the Notes to the Consolidated Financial Statements). As of December 31, 1994 and 1993 the Company's proportionate share of the Coso Project loan was $233,080 and $246,880, respectively. The Coso Funding Corp. notes have remaining terms of up to seven years and different fixed interest rates for each tranche. The underlying project loans have identical terms as the Coso Project loans and are also non-recourse to the Company.

On June 9, 1993, MPE and the Mission Power Group, subsidiaries of SCECorp., and the Coso Joint Ventures reached a final settlement of all of their outstanding disputes and claims relating to the construction of the Coso Project. As a result of the various payments and releases involved in such settlement, the Coso Joint Ventures agreed to make a net payment of $20,000 to MPE from the cash reserves of the Coso Project contingency fund and MPE agreed to release its mechanics' liens on the Coso Projects. After making the $20,000 payment, the remaining balance of the Coso Project contingency fund (approximately $49,300) was used to increase the Coso Project debt reserve fund from approximately $43,000 to its maximum fully-funded requirement of $67,900. The remaining $24,400 balance of the contingency fund was retained within the Coso Project for future capital expenditures and for Coso Project debt service payments. Since the Coso Project debt service reserve is fully funded in advance, Coso Project cash flows otherwise intended to fund the Coso Project debt service reserve funds, subject to satisfaction of certain covenants and conditions contained in the Coso Joint Ventures' refinancing documents, are available for distribution to the Company in its proportionate share.

The Company repurchased 3,765 common shares during 1994 for the aggregate amount of $65,119. The Company repurchased 157 shares of common stock in 1993 at an aggregate amount of $2,897. As of December 31, 1994 the Company holds 3,800 shares of treasury stock at a cost of $65,774 to provide shares for issuance under the Company's employee stock option and share purchase plans and other outstanding convertible securities. The repurchase plan attempts to minimize the dilutive effect of the additional shares issued under these plans. Subsequent to year end these shares were issued in a public offering associated with the Magma transaction.

The Company is actively engaged in the acquisition of, and is seeking to develop, construct, own and operate power projects utilizing geothermal and other technologies, both domestically and internationally, the completion of any of which is subject to substantial risk. The Company is currently pursuing a number of international power project opportunities in countries where private power generation programs have been initiated, including the Philippines and Indonesia. Development can require the Company to expend significant sums for preliminary engineering, permitting, legal and other expenses in preparation for competitive bids which the Company may not win or before it can be determined whether a project is feasible, economically attractive or financeable. Successful development is contingent upon, among other things, negotiation of construction, fuel supply and power sales contracts with other project participants on terms satisfactory to the Company, and receipt of required governmental permits and consents. Further, there can be no assurance that the Company will obtain access to the substantial debt and equity capital required for the acquisition or development and construction of electric power projects. To the extent the Company engages in international development efforts, the financing and development of projects entail significant political and financial risks (including, without limitation, uncertainties associated with first time privatization efforts in the countries involved, currency exchange rate fluctuations, currency repatriation restrictions, political instability, civil unrest and expropriation) and other structuring issues that have the potential to cause substantial delays or that the Company may not be fully capable of insuring against. There can be no assurance that development efforts on any particular project, or the Company's acquisition or development efforts generally, will be successful.

In particular, the Company is developing a number of international projects, for which it may have significant capital requirements. In 1995, the Company intends to incur approximately $41,000 for international development efforts.

In addition to its international projects, the Company intends to incur its share of domestic geothermal capital expenditures in the approximate aggregate amount of $31,000. The Company's planned capital spending includes, among other things, its share of recurring Coso Project capital expenditures, as well as development of the Newberry Project in the Pacific Northwest.

In April 1994, the Company closed the financing for the 128 GMW Upper Mahiao geothermal power project located in the Philippines. The total project cost for the facility is approximately $218,000. The Company will supply approximately $56,000 of equity and project debt financing will constitute the balance of approximately $162,000. A syndicate of international commercial banks is providing the construction financing. The Export-Import Bank of the U.S. ("Ex-Im Bank") is providing political risk insurance to the commercial banks on the construction loan and will provide the preponderance of project term financing upon satisfaction of conditions associated with commercial operation. As of December 31, 1994, draws on the construction loan totalled $24,508, equity investments made by a subsidiary of the Company totalled $14,048, and the Company has invested $9,998. The Overseas Private Investment Corporation ("OPIC") is providing political risk insurance on the equity investment by the Company in this project. The Upper Mahiao project has begun construction, and is expected to be in service by July of 1996. The project is structured as a ten year Build-Own-Operate-Transfer ("BOOT"), in which the Company's subsidiary CE Cebu Geothermal Power Company, Inc. ("CE Cebu"), the project company, will be responsible for implementing construction of the geothermal power plant and, as owner, for providing operations and maintenance during the ten year BOOT period. After a ten year cooperation period, and the recovery by the Company of its capital investment plus incremental return, the plant will be transferred to PNOC-EDC at no cost. Ormat Inc. of Sparks, Nevada is the turnkey contractor for the project.

The electricity generated by the Upper Mahiao geothermal power plant will be sold to the Philippine National Oil Company - Energy Development Corporation ("PNOC-EDC"), on a "take or pay" basis, which is also responsible for supplying the facility with the geothermal steam. PNOC-EDC will be obligated to pay for the electric capacity that is nominated each year by CE Cebu, irrespective of whether PNOC-EDC is willing or able to accept delivery of such capacity. PNOC-EDC will pay to CE Cebu a fee (the "Capacity Fee") based on the plant capacity nominated to PNOC-EDC in any year (which, at the plant's design capacity, is approximately 95% of total contract revenues) and a fee (the "Energy Fee") based on the electricity actually delivered to PNOC-EDC (approximately 5% of total contract revenues). The Capacity Fee serves to recover the capital costs of the project, to recover fixed operating costs and to cover return on investment. The Energy Fee is designed to cover all variable operating and maintenance costs of the power plant. Payments under the Upper Mahiao Energy Conversion Agreement ("ECA") will be denominated in U.S. dollars, or computed in U.S. dollars and paid in Philippine pesos at the then-current exchange rate, except for the Energy Fee, which will be used to pay Philippine peso-denominated expenses. The convertibility of Philippine peso receipts into U.S. dollars is insured by OPIC. Significant portions of the Capacity Fee and Energy Fee will be indexed to U.S. and Philippine inflation rates, respectively. PNOC-EDC's payment requirements, and its other obligations under the Upper Mahiao ECA are supported by the Government of the Philippines through a performance undertaking.

In August 1994, the Company closed the financing for the 180 GMW Mahanagdong project located in the Philippines. The total project cost for the facility is approximately $320 million. The capital structure consists of a term loan of $240 million and approximately $80 million in equity contributions. OPIC and a consortium of commercial lenders led by Bank of America NT&SA is providing the construction debt financing facility. The debt provided by the commercial lenders is insured against political risk by the Ex-Im Bank. Ten-year term debt financing (which will replace the construction debt) will be provided by Ex-Im Bank and by OPIC. The Mahanagdong project has commenced construction and as of December 31, 1994, the Company's proportionate share of draws on the construction loan totalled $6,995, equity investments made by a subsidiary of the Company totaled $3,899, and the Company has invested $10,549. OPIC is providing political risk insurance on the equity. The Mahanagdong project has begun construction and is targeted for service in July, 1997. As with the Upper Mahiao project, the Mahanagdong project is structured as a ten-year Build-Own-Operate-Transfer ("BOOT"), in which the Company will be responsible for implementing construction of the geothermal power plant and, as owner, for providing operations and maintenance for the ten- year BOOT period. After a ten year cooperation period, and the recovery by the Company of its capital investment plus incremental return, the plant will be transferred to PNOC-EDC at no cost. The Mahanagdong project will be built, owned and operated by CE Luzon Geothermal Power Company, a Philippine corporation, that is expected to be owned post-completion as follows: 45% by the Company, 45% by Kiewit, and up to 10% by another industrial company. The turnkey contractor consortium consists of Kiewit Construction Group, Inc. (with an 80% interest) and The Ben Holt Co., a wholly owned subsidiary of the Company (with a 20% interest).

The electricity generated by the Mahanagdong project will be sold to PNOC-EDC, on a "take or pay" basis, which is also responsible for supplying the facility with the geothermal steam. The terms of the Mahanagdong ECA are substantially similar to those of the Upper Mahiao ECA. All of PNOC-EDC's obligations under the Mahanagdong ECA are supported by the Government of the Philippines through a performance undertaking. The Capacity Fees are expected to be approximately 97% of total revenues at the design capacity levels and the Energy Fees are expected to be approximately 3% of such total revenues.

The Yuma Cogeneration Associates ("YCA") 50 MW cogeneration power plant commenced commercial operation pursuant to its power purchase agreement with San Diego Gas & Electric ("SDG&E") at the end of May, 1994. YCA, a wholly owned subsidiary of the Company, received all outstanding amounts due from SDG&E.

The Company has acquired all of the outstanding equity interest in Magma Power Company ("Magma") in a two-step transaction according to the terms of a merger agreement whereby on January 10, 1995, the Company acquired approximately 51% of the outstanding shares of Magma common stock (the "Magma Common Stock") through a cash tender offer (the "Magma Tender Offer") and on February 24, 1995 the Company acquired the remaining 49% of Magma Common Stock not owned by the Company through a merger (the "Merger"). Each outstanding share of Magma Common Stock (other than shares of Magma Common Stock held by the Company, CE Acquisition Company, Inc., a wholly owned subsidiary of the Company, or any other direct or indirect subsidiary of the Company and shares of Magma Common Stock held in the treasury of Magma) was converted into the right to receive an average of approximately $38.75 per share of Magma Common Stock. The Company paid the Merger consideration solely in cash, funded with the net proceeds of a public common stock offering of 15,170 shares (the "Offering"), and the proceeds of a direct sale of 1,500 shares to Peter Kiewit Sons', Inc. (the "Direct Sale") at $17.00 per share which together netted $275,653, borrowings of $500,000 under bank credit facilities, and general corporate funds of the Company. In addition, the Company received over-allotment proceeds of $24,735 on the sale of 1,500 shares. Magma is engaged in independent geothermal power operations and development activities similar to those of the Company.

The Magma Tender Offer was financed with a $245,600 facility from Credit Suisse (the "Tender Facility"). Loans under the Tender Facility were made to the Company on a non-recourse basis, secured by the magma Stock acquired, and the Company lent the proceeds of such loans to Magma in exchange for a secured term note of Magma (the "Tender Note"). The loans under the Tender Facility were repaid from funds received from the Merger Facilities.

A total of approximately $957,000 was required to refinance the Tender Facility and to complete the Magma acquisition (the "Magma Acquisition"). Up to $500,000 in secured bank financing was provided by Credit Suisse (the "Merger Facilities") on specified terms and subject to customary conditions. Such funds, together with the net proceeds of the Offering and over-allotment, the proceeds of the Direct Sale and general corporate funds of the Company, were used to complete the Magma Acquisition.

The Merger Facilities are comprised of (i) a six-year term loan ("Term Loan A") in a principal amount of up to the difference between $500,000 and the principal amount of Term Loan B (as defined below), to be amortized in semi-annual payments, and (ii) an eight-year term loan ("Term Loan B") in a principal amount of $150,000, to be amortized in semi-annual payments in the seventh and eighth years of such Term Loan. Loans under the Merger Facilities were made to the Company on a non-recourse basis, and the Company lent the proceeds of such loans to Magma in exchange for a secured term note of Magma (the "Magma Note"). The loans under the Merger Facilities will be amortized from payments received by the Company from Magma on the Magma Note which is expected to be amortized from internally generated funds of Magma. Loans under the Merger Facilities are secured by an assignment and pledge by the Company of the Magma Note and 100% of the capital stock of Magma. The Magma Note is secured by an assignment of certain unencumbered assets of Magma.

Interest on loans under the Merger Facilities are payable at spreads of 2.50% above LIBOR (adjusted for reserves) or 1.50% above the Base Rate for Term Loan A, and 3.00% above LIBOR (adjusted for reserves) or 2.00% above the Base Rate for Term Loan B. The LIBOR spreads are subject to upward adjustment in certain instances. The Company may elect to have loans bear interest based on either LIBOR or the Base Rate (as defined in the Merger Facilities).

The Merger Facilities contain affirmative and negative covenants customary for similar non-recourse credit facilities. Such covenants include a negative pledge of all stock and unencumbered assets of Magma; a limitation on guaranties by Magma; a limitation on mergers and sales of assets by Magma; a limitation on investments in other persons by Magma; a prohibition on dividends and other payments by Magma to the Company unless the proceeds are used to pay down the Merger Facilities; a prohibition on the sale of ownership interests in Magma; a limitation on the incurrence of additional debt by Magma; a requirement that the Company deliver each fiscal quarter a certificate as to the absence of material adverse changes in the Company or Magma which could reasonably be expected to materially affect the ability of the Company to repay the Merger Facilities or the ability of the lenders to realize on the collateral for the Merger Facilities; and a restriction on a change in the nature of the business of the Company and Magma.

The Merger Facilities also contain financial covenants and customary events of default, including events of default based on breaches of certain representations, warranties and covenants; cross defaults with respect to certain debt of the Company and Magma; bankruptcy and similar events; the failure to pay certain final judgments; the failure to make a payment with respect to the Merger Facilities when due; and the failure of the pledge agreement with respect to the capital stock of Magma and the Magma Note to be in full force and effect.

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

ADOPTION OF FINANCIAL ACCOUNTING STANDARD NO. 109

On January 1, 1993, the Company adopted FAS 109. The adoption of FAS 109 changed the Company's method of accounting for income taxes from the deferred method as required by Accounting Principles Board No. 11 to an asset and liability approach. Under FAS 109, the net excess deferred tax liability as of January 1, 1993 was determined to be $4,100. This amount was reflected in 1993 income as the cumulative effect of a change in accounting principle. It primarily represents the recognition of the Company's tax credit carryforwards as a deferred tax asset. There was no cash impact to the Company upon the required adoption of FAS 109. Under FAS 109, the effective tax rate increased at the time of adoption as a result of the tax credit carryforwards being recognized as an asset and unavailable to reduce the current period's effective tax rate for computing the Company's provision for income taxes. The effective tax rate continues to be less than the statutory rate primarily due to the depletion deduction and the generation of energy credits in 1994. The significant components of the deferred tax liability are the temporary differences between the financial reporting bases and income tax bases of the power plant and the well and resource development costs, and in addition, the offsetting benefits of operating loss carryforwards and investment and geothermal energy tax credits and alternative minimum tax carryforwards.

CONSOLIDATED BALANCE SHEETS
As of December 31, 1994 and December 31, 1993 dollars and shares in thousands, except per share amounts

ASSETS                                                                                    1994                       1993


Cash and investments                                                                    $254,004                  $127,756
Joint venture cash and investments (Note 5)                                               54,087                    14,943
Restricted cash (Notes 4, 5 and 6)                                                       131,775                    48,105
Short-term investments                                                                    50,000                       ---
Accounts receivable                                                                       28,272                    21,658
Due from Joint Ventures                                                                      ---                     1,394
Properties and plants, net (Notes 4, 5, and 6)                                           556,992                   458,974
Equipment, net of accumulated depreciation of
   $5,023 and $4,773                                                                       4,651                     4,540
Notes receivable - Joint Ventures (Note 15)                                               12,627                    11,280
Deferred charges and other assets                                                         38,737                    27,334


         Total assets                                                                 $1,131,145                 $ 715,984


LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
  Accounts payable                                                                      $  1,679                  $    607
  Other accrued liabilities                                                               42,658                    19,866
  Income taxes payable (Note 10)                                                             ---                     4,000
  Project finance loans (Note 5)                                                         233,080                   246,880
  Construction loans (Note 6)                                                             31,503                       ---
  Due to Joint Ventures                                                                      269                       ---
  Senior notes (Note 8)                                                                      ---                    35,730
  Senior discount notes (Note 7)                                                         431,946                       ---
  Convertible subordinated debentures (Note 9)                                           100,000                   100,000
  Deferred income taxes (Note 10)                                                         26,568                    18,310


         Total liabilities                                                               867,703                   425,393


Deferred income (Note 4)                                                                  19,851                    20,288


Commitments and contingencies (Notes 3, 14 and 17)
Redeemable preferred stock (Note 11)                                                      63,600                    58,800



Stockholders' equity (Notes 12, 13, and 17):
  Preferred stock - authorized 2,000 shares,
    no par value (Note 11)                                                                   ---                       ---
  Common stock - authorized 60,000 shares,
    par value $0.0675 per share
    issued and outstanding 31,849 and 35,446 shares                                        2,407                     2,404
  Additional paid in capital                                                             100,421                   100,965
  Retained earnings                                                                      142,937                   111,031
  Treasury stock - 3,800 and 157 common shares at cost                                   (65,774)                   (2,897)
         Total stockholders' equity                                                      179,991                   211,503


         Total liabilities and
           stockholders' equity                                                       $1,131,145                 $ 715,984





The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
for the three years ended December 31, 1994 dollars and shares in thousands, except per share amounts



                                                                                 1994               1993               1992


Revenue:

  Sales of electricity and steam                                               $154,562           $132,059           $117,342

  Interest and other income                                                      31,292             17,194             10,187


      Total revenues                                                            185,854            149,253            127,529


Cost and expenses:
  Plant operations                                                               33,015             25,362             24,440
  General and administration                                                     13,012             13,158             13,033
  Royalties                                                                       9,888              8,274              7,710
  Depreciation and amortization                                                  21,197             17,812             16,754
  Interest                                                                       62,837             30,205             20,459
  Less interest capitalized                                                      (9,931)            (6,816)            (5,599)


      Total expenses                                                            130,018             87,995             76,797


Income before provision for income taxes                                         55,836             61,258             50,732
Provision for income taxes (Note 10)                                             17,002             18,184             11,922



Income before change in accounting principle
  and extraordinary item                                                         38,834             43,074             38,810
Cumulative effect of change in accounting
  principle (Note 10)                                                              ---               4,100               ---
Extraordinary item (Note 16)                                                     (2,007)               ---             (4,991)



Net income                                                                       36,827             47,174             33,819
Preferred dividends                                                               5,010              4,630              4,275


Net income available to common stockholders                                     $31,817            $42,544            $29,544


Income per share before change in accounting
  principle and extraordinary item                                                 $.95             $ 1.00              $ .92


Cumulative effect of change in accounting
  principle (Note 10)                                                               ---                .11                ---
Extraordinary item (Note 16)                                                       (.06)               ---               (.13)
Net income per share assuming no dilution                                         $ .89             $ 1.11              $ .79


Average number of shares outstanding                                             35,721             38,485             37,495







The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY for the three years ended
December 31, 1994 dollars and shares in thousands

                                                          Outstanding         Additional
                                                      Common      Common        Paid-In         Retained      Treasury
                                                      Shares       Stock        Capital         Earnings        Stock
Total

Balance January 1, 1992                       32,712      $2,208       $100,170         $40,750           ---        $143,128
  Exercise of stock options                    1,544          67          2,764             ---           ---           2,831
  Exercise of warrants                           612          41          1,206             ---           ---           1,247
  Issue costs on stock                           ---         ---            (96)            ---           ---             (96)
  Purchases/issuances of treasury stock
    for exercise of options and warrants,
    net of proceeds of $797                     (565)        ---         (4,090)           ---            ---          (4,090)
  Preferred stock dividends, Series B & C,
    including cash distributions of $134         ---         ---            ---          (6,162)          ---          (6,162)
  Retirement of warrants                         ---         ---        (11,716)            ---           ---         (11,716)
  Tax benefit from stock plan                    ---         ---          3,420             ---           ---           3,420
  Net income before preferred dividends          ---         ---            ---          33,819           ---          33,819
  Conversion of preferred stock
    to common stock                              955          64          6,319             ---           ---           6,383


Balance December 31, 1992                     35,258       2,380         97,977          68,407           ---         168,764
  Exercise of stock options                      258          18            937             ---           ---             955
  Issuance of stock for purchase of
    The Ben Holt Co.                              87           6          1,551             ---           ---           1,557
  Purchase of treasury stock                    (157)        ---            ---             ---        (2,897)         (2,897)
  Preferred stock dividends, Series C,
    including cash distributions of $100         ---         ---            ---          (4,550)          ---          (4,550)
  Tax benefit from stock plan                    ---         ---            500             ---           ---             500
  Net income before preferred dividends          ---         ---            ---          47,174           ---          47,174


Balance December 31, 1993                     35,446       2,404        100,965         111,031        (2,897)        211,503
  Exercise of stock options                       46           3            379             ---           ---             382
  Purchase of treasury stock                  (3,765)        ---            ---             ---       (65,119)        (65,119)
  Exercise of stock options from treasury
    stock                                         96         ---         (1,473)            ---         1,772             299
  Employee stock purchase plan issues
    from treasury stock                           26         ---           (122)            ---           470             348
  Preferred stock dividends, Series C,
   including cash distribution of $121           ---         ---            ---          (4,921)         ---           (4,921)
  Tax benefit from stock plan                    ---         ---            672             ---          ---              672
   Net income before preferred dividends         ---         ---            ---          36,827          ---           36,827

Balance December 31, 1994                     31,849     $ 2,407       $100,421        $142,937      $(65,774)       $179,991

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three years ended December 31,
1994 dollars in thousands

                                                                                            1994         1993         1992
Cash flows from operating activities:
  Net income                                                                              $ 36,827     $ 47,174       $33,819
  Adjustments to reconcile net cash flow from operating activities:
      Depreciation and amortization                                                         21,197       17,812        16,754
      Amortization of original issue discount                                               31,946         ---           ---
      Amortization of deferred financing costs                                               1,687        1,013           967
      Expense of previously deferred financing costs                                           198         ---          3,895
      Provision for deferred income taxes                                                    8,258        3,098         3,645
      Changes in other items:
        Accounts receivable                                                                 (6,614)      (5,486)        1,279
        Accounts payable and other accrued liabilities                                      23,864         (784)       (7,082)
        Deferred income                                                                       (437)        (876)         (851)
        Income tax payable                                                                  (4,500)       4,000        (1,202)
        Other assets                                                                           ---         (177)          814

      Net cash flows from operating activities                                             112,426       65,774        52,038

Cash flows from investing activities:
  Capital expenditures relating to power plants                                            (26,347)     (10,295)       (6,711)
  Well and resource development expenditures for existing projects                         (11,370)     (16,565)      (19,203)
  Acquisition of equipment                                                                    (361)      (1,104)       (1,093)
  Magma acquisition costs                                                                   (3,043)        ---           ---
  Upper Mahiao - construction in progress                                                  (48,554)        ---           ---
  Mahanagdong - construction in progress                                                   (21,443)        ---           ---
  Other international development                                                           (2,445)        ---           ---
  Pacific Northwest, Nevada, and Utah exploration costs                                     (8,493)     (19,060)       (4,145)
  Yuma - construction in progress                                                            ---        (40,167)       (1,294)
  Transmission line deposit                                                                  ---          7,684          (118)
  Increase in short-term investment                                                        (50,000)        ---           ---
  Decrease (increase) in restricted cash                                                   (83,670)      14,409         9,882
  Decrease (increase) in other investments                                                   1,847          941       (14,503)


      Net cash flows from investing activities                                            (253,879)     (64,157)      (37,185)


Cash flows from financing activities:
  Proceeds from sale of common, treasury and preferred
    stocks and exercise of warrants and options                                              1,580        2,912         8,065
  Repayment of project finance loans                                                         ---           ---        (17,098)
  Repayment of project loans                                                               (13,800)     (16,724)       (6,277)
  Retirement of project finance loans                                                        ---           ---       (204,210)
  Defeasance of senior notes                                                               (35,730)        ---           ---
  Proceeds from issue of Senior Discount Notes                                             400,000         ---           ---
  Proceeds from refinancing                                                                   ---          ---        269,881
  Proceeds from issue of convertible subordinated debentures                                  ---       100,000          ---
  Increase in restricted cash related to the refinancing                                      ---          ---        (65,670)
  Deferred charges relating to senior discount note                                        (11,477)        ---           ---
  Construction loans                                                                        31,503         ---           ---
  Deferred charges relating to debt financing                                                 (428)      (2,582)       (2,937)
  Decrease (increase) in amounts due from Joint Ventures                                       316       (3,146)        6,198
  Purchase of warrants                                                                        ---          ---        (11,716)
  Purchase of treasury stock                                                               (65,119)      (2,897)       (4,887)


      Net cash flows from financing activities                                             306,845       77,563       (28,651)


Net increase (decrease) in cash and investments                                            165,392       79,180       (13,798)
Cash and investments at beginning of period                                                142,699       63,519        77,317


Cash and investments at end of period                                                     $308,091     $142,699       $63,519


Interest paid (net of amounts capitalized)                                                $ 12,624      $20,136       $19,237


Income taxes paid                                                                         $  4,926       $6,819        $4,129


The accompanying notes are an integral part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS for the three years ended December 31, 1994 dollars and shares in thousands, except per share amounts




 1.        BUSINESS

         California Energy Company, Inc. (the "Company") was formed in 1971. It is primarily engaged in the exploration for and development of geothermal resources and conversion of such resources into electrical power and steam for sale to electric utilities, and the development of other environmentally responsible forms of power generation.

         The Company has organized several partnerships and Joint Ventures (herein referred to as Coso Joint Ventures) in order to develop geothermal energy at the China Lake Naval Air Weapons Station, Coso Hot Springs, China Lake, California. Collectively, the projects undertaken by these Coso Joint Ventures are referred to as the Coso Project. The Company is the operator and holds interests between 46.4% and 50% in the Coso Joint Ventures after payout. Payout is achieved when a Coso Joint Venture has returned the initial capital to the Coso Joint Venturers. In addition, the Company is exploring geothermal resources in Northern California, Washington and Oregon (collectively the Pacific Northwest). In January 1991, the Company acquired a power plant and an interest in steam fields in Nevada and Utah (See Note 4 Nevada and Utah Properties). In 1992, the Company entered into the natural gas-fired electrical generation market through the purchase of a development opportunity in Yuma, Arizona. Commercial operation of the Yuma project commenced in late May 1994. In 1993, the Company started developing a number of international power project opportunities where private power generating programs have been initiated, including the Philippines and Indonesia. In addition, in January 1995, the Company acquired approximately 51% of Magma Power Company ("Magma") and completed the acquisition in February 1995 by acquiring the remaining percentage of approximately 49% of Magma Common Stock. (See Note 17).


 2.        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries, and its proportionate share of the Coso Joint Ventures in which it has invested. All significant inter-enterprise transactions and accounts have been eliminated.


  INVESTMENTS AND RESTRICTED CASH

         Investments other than restricted cash are primarily commercial paper and money market securities. The restricted cash balance includes such securities and mortgage backed securities, and is mainly composed of amounts deposited in restricted accounts from which the Company will source its equity contribution requirements relating to the Upper Mahiao and Mahanagdong projects and of the Coso Joint Ventures' debt service reserve funds. The debt service reserve funds are legally restricted to their use and require the maintenance of specific minimum balances.

         Effective January 1, 1994, the Company adopted the provisions of Statement of Financial Accounting Standards No. 115 ("FAS 115") "Accounting for Certain Investments in Debt and Equity Securities". Adoption of FAS 115 had no material effect on the Company's individual or combined financial position or results or operations. FAS 115 requires the classification of the Company's investments and the accounting for changes in fair value, as follows:

     Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.


     Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

     Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of stockholders' equity.

         At December 31, 1994, all of the Company's investments are classified as held-to-maturity and are accounted for at their amortized cost basis. The carrying amount of the investments approximates the fair value based on quoted market prices as provided by the financial institutions which hold the investments.

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


         DEFERRED WELL AND REWORK COSTS

         Well rework costs are deferred and amortized over the estimated period between reworks. These deferred costs of $733 and $1,305 at December 31, 1994 and 1993, respectively, are included in other assets. Currently, both production and injection well reworks are amortized over twelve months.


  FIXED ASSETS AND DEPRECIATION

         The cost of major additions and betterments are capitalized, while replacements, maintenance, and repairs that do not improve or extend the lives of the respective assets are expensed.

         Depreciation of the operating power plants is computed on the straight-line method over the estimated useful lives resulting in a composite rate of depreciation of approximately 2.67% per annum. Depreciation of equipment, which is recorded at cost, is computed on the straight-line method over the estimated useful lives of the related assets, which range from three to ten years.


  CAPITALIZATION OF INTEREST AND DEFERRED FINANCING COSTS

         Prior to the commencement of operations, interest is capitalized on the costs of the plants and geothermal resource development to the extent incurred. Capitalized interest and other deferred charges are amortized over the lives of the related assets.

         Deferred financing costs are amortized over the term of the related financing. Loan fees are amortized using the implicit interest method; other deferred financing costs are amortized using the straight-line method. Accumulated amortization at December 31, 1994 and 1993 was approximately $3,848 and $1,954, respectively.


  REVENUE RECOGNITION

         Revenues are recorded based upon service rendered and electricity and steam delivered to the end of the month.

  MANAGEMENT FEE AND INTEREST REVENUE RECOGNITION

         The Company charges the Coso Joint Ventures management fees, operator fees and interest on outstanding advances. Recognition of fees and interest relating to power plants and resource development of the Coso Joint Ventures in which the Company has invested was deferred until each Coso Joint Venture commenced operations. Revenue previously deferred is amortized over the lives of the related assets of the Coso Joint Ventures.


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


  RECLASSIFICATION

         Certain amounts in the fiscal 1993 and 1992 financial statements and supporting footnote disclosures have been reclassified to conform to the fiscal 1994 presentation. Such reclassification did not impact previously reported net income or retained earnings.



 3.        INTEREST RATE SWAP AGREEMENTS

         In January 1993, the Coso Joint Ventures entered into five year deposit interest rate swap agreements. The subject deposits represent debt service reserves established in conjunction with refinancing the Coso Joint Ventures loans through Coso Funding Corp. The deposit interest rate swaps effectively convert interest earned on the debt service reserve deposits from a variable rate to a fixed rate, in order to match the nature of the interest rate on the borrowings used to fund the debt service reserve deposits. The Company's proportion of the deposit amount of $23,723 included in restricted cash and investments accretes annually to a maximum amount of approximately $29,300 in 1996. Under the agreements, which mature on January 11, 1998, the Coso Joint Ventures make semi-annual payments to the counter party at variable rates based on LIBOR, reset and compounded every three months, and in return receive payments based on a fixed rate of 6.34%. The effective LIBOR rate ranged from 3.375% to 4.4375% during 1994 and was 4.4375% at December 31, 1994. The counter party to these agreements is a large multi-national financial institution. The Company's proportionate share of the carrying amount, representing accrued interest receivable, and the fair value of the swap agreements, which, hypothetically assumes the Company closes out the swap agreements prior to the stated maturity, are $110 and a negative amount of $1,279, respectively. The fair value at December 31, 1993 was $1,281. The fair value is based on quoted market prices provided by the counter party to the swap. It is the Company's intention to hold the swap agreements to their stated maturity.


         In September 1993, the Company entered into a three year deposit interest rate swap agreement, which effectively converts a notional deposit balance of $75,000 from a variable rate to a fixed rate. The Company makes semi-annual payments to the counter party at effectively the LIBOR rate, reset every six months, and in return receives payments based on a fixed rate of 4.87%. The counter party to this agreement is the same counter party to the Coso Joint Ventures. The carrying amount is a negative $453, representing accrued interest. The fair value of the interest rate swap is currently negative in the amount of $5,347 which is based on quoted market prices provided by the counter party to the swap and hypothetically assumes the Company closes out the swap agreement prior to the stated maturity. The fair value at December 31, 1993 was negative in the amount of $642 It is the Company's intention to hold the swap agreement to its stated maturity.

 4.        PROPERTIES AND PLANTS


           Properties and plants comprise the following at December 31:

                                                                                          1994                1993

           Operating project costs:
              Power plants                                                              $314,027            $246,219
              Wells and resource development                                             174,651             162,776


           Total operating facilities                                                    488,678             408,995
           Less accumulated depreciation and amortization                                (90,457)            (69,823)



           Net operating facilities                                                       398,221            339,172
           Wells and resource development in progress                                         434                939


           Total project costs                                                            398,655            340,111
           Upper Mahiao construction in progress                                           48,554                ---
           Mahanagdong construction in progress                                            21,443                ---
           Other international development                                                  2,445                ---
           Pacific Northwest geothermal exploration costs                                  46,620             41,910
           Nevada and Utah properties                                                      39,275             35,492
           Yuma - construction in progress                                                    ---             41,461


              Total                                                                      $556,992           $458,974



  OPERATING FACILITIES

         The Coso operating facilities comprise the Company's proportionate share of the assets of three of its Joint Ventures; Coso Finance Partners (Navy I Joint Venture), Coso Energy Developers (BLM Joint Venture), and Coso Power Developers (Navy II Joint Venture). With respect to the Coso Project, distributions from its project control accounts are made semi-annually to each Coso Joint Venture partner for profit sharing under a prescribed calculation subject to mutual agreement by the partners and compliance with the Coso Joint Ventures' financing documents. As a result of the December 31, 1994 distribution date falling on a non-banking day, the year end 1994 distributions occurred on January 3, 1995.


  NAVY I PLANT

         The Navy I Plant consists of three turbines, of which one unit commenced delivery of firm power in August 1987, and the second and third units in December 1988. The 80 NMW Plant is located on land owned by and leased from the U.S. Navy to December 2009, with a 10 year extension at the option of the Navy. Under terms of the Navy I Joint Venture, profits and losses are allocated approximately 49% before payout of Units 2 and 3 and approximately 46.4% thereafter to the Company. Profits and losses before and after payout of Unit 1 are allocated 46.19% and 46.49%, respectively. As of December 31, 1994, payout had been reached on Units 2 and 3 of the Navy I Plant.


  BLM PLANT

         The BLM Plant consists of two turbines at one site (BLM East), which commenced delivery of firm power in March and May, 1989, respectively, and one turbine at another site (BLM West) which commenced delivery of firm power in August, 1989. The BLM Plant is situated on lands leased from the U.S. Bureau of Land Management under a geothermal lease agreement that extends until October 31, 2035. The lease may be extended to 2075 at the option of the BLM. Under the terms of the BLM Joint Venture agreement, the Company's share of profits and losses before and after payout is approximately 45% and 48%, respectively. The BLM Plant reached payout in June 1994.

  NAVY II PLANT

         The Navy II Plant consists of three turbines, of which two units commenced delivery of firm power in January 1990, and the third in February 1990, respectively. The 80 NMW Plant is located on the southern portion of the Navy lands. Under terms of the Joint Venture, all profits, losses and capital contributions for Navy II are divided equally by the two partners.


  SIGNIFICANT CUSTOMER

         All of the Company's sales of electricity from the Coso Project, which comprise approximately 89% of 1994 electricity and steam revenues, are to Southern California Edison ("SCE") and are under long-term power purchase contracts. Under the terms of these contracts, SCE pays firm prices for the energy portion of the contract. The energy payment escalates pursuant to the contracts at an average rate of approximately 7.0% per year for the delivery of electricity for ten years, commencing with the initial delivery of electricity at firm power; thereafter, the energy payment adjusts to the actual avoided energy cost experienced by SCE at that time. While SCE's future avoided energy cost is not presently determinable, it is currently substantially below the current contract energy prices. The capacity payment remains fixed during the entire period of the contract. In addition, the Company is eligible for bonus payments based on the amount by which the actual output exceeds the contract capacity of each power plant. Bonus payments aggregated $3,078, $3,050 and $3,257 in the years ended December 31, 1994, 1993 and 1992.

         The Company has three contracts for terms of 24, 30 and 20 years, expiring in 2011, 2019 and 2010, respectively. Delivery of electricity by the Navy I Joint Venture, the BLM Joint Venture, and Navy II Joint Venture commenced under those contracts in 1987, 1989 and 1990, respectively.


  ROYALTIES

  Royalties comprise the following for the years ended:

                                      1994            1993           1992


           Navy I, Unit I            $1,641          $1,556         $2,014
           Navy I, Units 2 and 3      3,174           2,924          2,628
           BLM                        2,842           1,868          1,268
           Navy II                    1,963           1,717          1,509
           Other                        268             209            291


           Total                     $9,888          $8,274         $7,710



         The amount of royalties paid by the Company to the U.S. Navy to develop geothermal energy for Navy I, Unit 1 on the lands owned by the Navy comprises (i) a fee payable during the term of the contract based on the difference between the amounts paid by the Navy to SCE for specified quantities of electricity and the price as determined under the contract (which currently approximates 71% of that paid by the Navy to SCE), and (ii) $11,600 payable in December 2009. The $11,600 payment is secured by funds placed on deposit monthly, which funds, plus accrued interest, will aggregate $11,600. The monthly deposit is currently $23. As of December 31, 1994, the balance of funds deposited approximated $1,613, which amount is included in restricted cash and accrued liabilities.

         Units 2 and 3 of Navy I and the Navy II power plants are on Navy lands, for which the Navy receives a royalty based on electric sales revenue at the initial rate of 4% escalating to 22% by the end of the contract in December 2019. The BLM is paid a royalty of 10% of the value of steam produced by the geothermal resource supplying the BLM Plant.


  YUMA PROJECT

         During 1992, the Company acquired a development stage 50 MW natural gas-fired cogeneration project in Yuma, Arizona (the "Yuma Project"). The Yuma Project is designed to be a Qualifying Facility ("QF") under PURPA and to provide 50 MW of electricity to San Diego Gas & Electric Company ("SDG&E") under an existing 30-year power purchase contract. The electricity is sold at SDG&E's avoided cost of energy. The power is wheeled to SDG&E over transmission lines constructed and owned by Arizona Public Service Company ("APS"). An agreement for interconnection and a firm transmission service agreement have been executed between APS and the Yuma Project entity and have been accepted for filing by the Federal Energy Regulatory Commission.

         The Yuma Project commenced commercial operation in May 1994. The project entity has executed steam sales contracts with an adjacent industrial entity to act as its thermal host in order to maintain its status as a QF, which is a requirement of its SDG&E contract. Since the industrial entity has the right under its contract to terminate the agreement upon one year's notice if a change in its technology eliminates its need for steam, and in any case to terminate the agreement at any time upon three years' notice, there can be no assurance that the Yuma Project will maintain its status as a QF. However, if the industrial entity terminates the agreement, the Company anticipates that it will be able to locate an alternative thermal host in order to maintain its status as a QF or build a greenhouse at the site for which the Company believes it would obtain QF status. A natural gas supply and transportation agreement has been executed with Southwest Gas Corporation, terminable under certain circumstances by the Company and Southwest Gas Corporation.

  PACIFIC NORTHWEST GEOTHERMAL EXPLORATION COSTS

         In the Pacific Northwest, the Company has acquired leasehold rights and has performed certain geological evaluations to determine the resource potential of the underlying properties. Recovery of those costs is ultimately dependent upon the Company's ability to prove geothermal reserves and sell geothermal steam, or to obtain financing, build power plants, gain access to high voltage transmission lines, and sell the resultant electricity at favorable prices or, sell its leaseholds. In the opinion of management, the Company will be able to recover its exploration costs through the generation of electricity for sale. In September 1994, the Company executed the Final Power Purchase Agreements with Bonneville Power Administration and Eugene Water and Electric Board for a 30 MW geothermal pilot project planned to be constructed at the Newberry site near Bend, Oregon. The purchase contracts are for 50 years and the project is currently scheduled to be operational in 1997.


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

         The property acquired from Chevron includes a 10 MW power plant at Desert Peak, Nevada ("Desert Peak"), and a 70% interest in a steam field at Roosevelt Hot Springs, Utah ("Roosevelt Hot Springs"). The facility at Desert Peak is currently selling electricity to Sierra Pacific Power Company under a contract that runs through 1995 and then may be extended on a year-to-year basis if agreed to by both parties. The price for electricity under this contract is 6.5 cents per kWh, comprising an energy payment of 2.0 cents per kWh (which is adjustable pursuant to an inflation based index) and a capacity payment of 4.5 cents per kWh. The Roosevelt Hot Springs site has a contract to sell steam to a 25 MW power plant owned by Utah Power and Light Company ("UP&L") and to dispose of the brine that is a by-product of the electricity production process. The Company financed a portion of the acquisition of Roosevelt Hot Springs through a $20,317 pre-sale of steam from the Roosevelt Hot Springs field to the utility-owned power plant located at the site, and seller financing.

         As part of the Nevada and Utah properties acquisition, the Company acquired leasehold interests in an aggregate of approximately 20,000 acres at the Roosevelt Hot Springs site in Utah and approximately 63,750 acres at four sites in Nevada. The Roosevelt Hot Springs and Desert Peak properties have been the subject of exploration and testing by Chevron and its predecessors. Based on these tests and reports of independent engineering companies, the Company believes that there are significant geothermal resources available for commercial development at these sites. Other tests conducted by Chevron and its predecessors indicate that commercially viable amounts of geothermal resources may underlie the other Chevron properties.


 5.        PROJECT LOANS

         Project loans, which are non-recourse to the Company, comprise the following at December 31:

                                                                                          1994              1993


           PROJECT LOANS with fixed interest rates (weighted average interest rates of 8.13% and 8.04% at December 31, 1994 and 1993,
           respectively) with scheduled
           repayments through December 2001                                             $233,080         $ 246,880


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

         The contingency fund represented the approximate maximum amount, if any, which could theoretically have been payable by the Coso Joint Ventures to third parties to discharge all liens of record and other contract claims encumbering the Coso Joint Ventures' plants at the time of the project loans. The contingency fund was established in order to obtain investment-grade ratings to facilitate the offer and sale of the notes by Funding Corp., and such establishment did not reflect the Coso Joint Ventures' view as to the merits or likely disposition of such litigation or other contingencies. On June 9, 1993, MPE and the Mission Power Group, subsidiaries of SCECorp., and the Coso Joint Ventures reached a final settlement of all of their outstanding disputes and claims relating to the construction of the Coso Project. As a result of the various payments and releases involved in such settlement, the Coso Joint Ventures agreed to make a net payment of $20,000 to MPE from the cash reserves of the Coso Project contingency fund and MPE agreed to release its mechanics' liens on the Coso Project. After making the $20,000 payment, the remaining balance of the Coso Project contingency fund (approximately $49,300) was used to increase the Coso Project debt reserve fund from approximately $43,000 to its maximum fully-funded requirement of $67,900. The remaining $24,400 balance of contingency fund was retained within the Coso Project for future capital expenditures and for Coso Project debt service payments. Since the Coso Project debt service reserve is fully funded in advance, Coso Project cash flows otherwise intended to fund the Coso Project debt service reserve fund, subject to satisfaction of certain covenants and conditions contained in the Coso Joint Ventures' refinancing documents, may be available for distribution to the Company in its proportionate share.

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


         The Company's share of annual repayments of the project loans for the years beginning January 1, 1995 and thereafter are as follows:


                             1995                       $ 45,908
                             1996                         38,826
                             1997                         41,729
                             1998                         38,912
                             1999                         31,717
                             Thereafter                   35,988
                                                        $233,080


         Based on quoted market rates of the Funding Corp. notes, the fair value of the Company's share of the project loan was approximately $227,144 and $260,276 at December 31, 1994 and 1993, respectively.


 6.        CONSTRUCTION LOANS

         The construction loans which are non-recourse to the Company, comprise the following at December 31, 1994:

                                                                                      1994

         UPPER MAHIAO CONSTRUCTION LOAN with variable interest rates (weighted
  average interest rate of 8.6%) with scheduled repayments through 2006             $24,508

  MAHANAGDONG CONSTRUCTION LOAN with variable interest rates (weighted average
  interest rate of 8.4%) with scheduled repayments through 2007                       6,995

                                                                                   $ 31,503


         Draws on the construction loan and accrued liabilities for the Upper Mahiao geothermal power project at December 31, 1994 totalled $24,508 and $10,278, respectively. The Project will have a total project cost of approximately $218,000, including capitalized interest during construction, project contingency costs and a debt service reserve fund. The Company's equity contribution to the project is $56,000. A syndicate of international commercial banks is providing the construction financing with interest rates at LIBOR or "Prime" with interest payments due the earlier of every quarter and LIBOR maturity. The Export-Import Bank of the U.S. ("Ex-Im Bank") is providing political risk insurance to commercial banks on the construction loan and will provide the majority of the project term financing of approximately $162,000 upon satisfaction of the conditions associated with commercial operation. The term financing from the Ex-Im Bank will be for a ten-year term at a fixed interest rate of 5.95%. The term loan will be amortized in approximately equal quarterly principal payments over the term of the loan. The fair value of the construction loan approximates the current loan balance. The covenants on the construction loan are standard for loans of this type. The accrued liabilities represent invoices which were received, but not paid, by December 31, 1994 and retention on the construction and supply contracts.

         The Company's share of draws on the construction loan and accrued liabilities for the Mahanagdong geothermal power project at December 31, 1994 totalled $6,995 and $5,603 respectively. The project will have a total project cost of approximately $320,000, including interest during construction, project contingency costs and a debt service reserve fund. The capital structure consists of a term loan of $240,000 and approximately $80,000 in equity contributions. The Company's equity contribution to the project is $40,000. The construction debt financing is provided by the Overseas Private Investment Corporation ("OPIC") and a consortium of commercial lenders led by Bank of America NT&SA. The construction loan interest rates are at LIBOR or "Prime" with interest payments due the earlier of quarterly and LIBOR maturity. The debt provided by the commercial lenders will be insured by the Export-Import Bank of the U.S. ("Ex-Im Bank") against political risks. Ten-year term debt financing, of which the Company's share is approximately $120,000, will be provided by Ex-Im Bank (which will replace the bank construction debt) and by OPIC. The majority of the term financing is expected to be provided by the Ex-Im Bank at a fixed interest rate of 6.92%. The term loan will be amortized in approximately equal quarterly principal payments over the term of the loan. The fair value of the construction loan approximates the current loan balance. The covenants on the construction loan are standard for loans of this type. The accrued liabilities represent invoices which were received, but not paid, by December 31, 1994 and retention on the construction and supply contracts.


 7.        SENIOR DISCOUNT NOTES

         In March 1994, the Company issued $400,000 of 10 1/4% Senior Discount Notes which accrete to an aggregate principal amount of $529,640 at maturity in 2004. The original issue discount (the difference between $400,000 and $529,640) will be amortized from issue date through January 15, 1997, during which time no cash interest will be paid on the Senior Discount Notes. Commencing July 15, 1997, cash interest on the Senior Discount Notes will be payable semiannually on January 15 and July 15 of each year. The Senior Discount Notes are redeemable at any time on or after January 15, 1999. The redemption prices commencing in the twelve month period beginning January 15, 1999 (expressed in percentages of the principal amount) are 105.125%, 103.417%, 101.708%, and 100% for 1999, 2000, 2001, and 2002,
         respectively, plus accrued interest through the redemption date in each case. The Senior Discount Notes are unsecured senior obligations of the Company. The fair value of the Senior Discount Notes as of December 31, 1994 was approximately $413,013, which is based on quoted market rates.


8.         SENIOR NOTES

         The Company's Senior Notes in the principal amount of $35,730 which were due in March 1995, together with the fixed 12% interest due thereon, were defeased in the first quarter of 1994 in conjunction with the issuance of the Senior Discount Notes. The 1994 contingent interest component of these Senior Notes, calculated by reference to the Company's share of available cash flow from the Coso Project, remained undefeased and outstanding through the end of the calculation period, December 31, 1994.


 9.        CONVERTIBLE SUBORDINATED DEBENTURES

         In June of 1993, the Company issued $100,000 principal amount of 5% Convertible Subordinated Debentures due July 31, 2000. The Convertible Subordinated Debentures are convertible into shares of the Company's common stock at any time prior to redemption or maturity at a conversion price of $22.50 per share, subject to adjustment in certain circumstances. Interest on the Convertible Subordinated Debentures is payable semi-annually in arrears on July 31 and January 31 of each year, commencing on July 31, 1993. The Convertible Subordinated Debentures are redeemable for cash at any time on or after July 31, 1996 at the option of the Company. The redemption prices commencing in the twelve month period beginning July 31, 1996 (expressed in percentages of the principal amount) are 102%, 101%, 100% and 100% in 1996, 1997, 1998 and 1999, respectively. The Convertible Subordinated Debentures are unsecured general obligations of the Company and subordinated to all existing and future senior indebtedness of the Company. The fair value of the Convertible Subordinated Debentures as of December 31, 1994 and 1993 was approximately $82,300 and $103,250, respectively, which is based on quoted market rates.

10.  INCOME TAXES

         On January 1, 1993, the Company adopted Statement of Financial Accounting Standard No. 109 ("FAS 109"), "Accounting for Income Taxes". The adoption of FAS 109 changed the Company's method of accounting for income taxes from the deferred method as required by Accounting Principles Board Opinion No. 11 to an asset and liability approach. Under FAS 109, the net excess deferred tax liability as of January 1, 1993 was determined to be $4,100. This amount was reflected in 1993 income as the cumulative effect of a change in accounting principle. It primarily represents the recognition of the Company's tax credit carryforwards as a deferred tax asset. There was no cash impact to the Company upon the required adoption of FAS 109. Under FAS 109, the effective tax rate increased to approximately 30% in 1993 from 23.5% in 1992. This increase was due to the Company's tax credit carryforward being recognized as an asset and unavailable to reduce the effective tax rate for computing the Company's provision for income taxes after 1992.

         Provision for income tax is comprised of the following for the years ended December 31:



                                                                    1994             1993              1992
           Currently payable:
              State                                               $ 1,970          $ 3,300          $  2,300
              Federal                                               5,829            7,686             4,444

                                                                    7,799           10,986             6,744


           Deferred:
              State                                                 1,017              385             1,607
              Federal                                               7,241            6,813             2,038

                                                                    8,258            7,198             3,645


                 Total after benefit of
                 extraordinary item                                16,057           18,184            10,389


           Tax benefit attribute to
           extraordinary item                                         945              ---             1,533


                 Total before benefit of
                 extraordinary item                               $17,002          $18,184           $11,922



         The deferred expense is primarily temporary differences associated with depreciation and amortization of certain assets.

         A reconciliation of the federal statutory tax rate to the effective tax rate applicable to income before provision for income taxes follows:


                                                                            1994         1993           1992

  Federal statutory rate                                                  35.00%        35.00%         34.00%
  Percentage depletion in excess of
     cost depletion                                                       (6.85)        (6.70)         (6.81)
  Investment and energy tax credits                                       (3.04)        (4.62)        (10.52)
  State taxes, net of federal tax
     effect                                                                4.48          3.90           5.83
  Cumulative effect of change in
     federal tax rate                                                       ---          1.90            ---
  Other                                                                     .86           .20           1.00

                                                                          30.45%        29.68%         23.50%



         Deferred tax liabilities (assets) are comprised of the following at December 31:


                                                                                    1994                 1993

           Depreciation and amortization, net                                    $119,947             $111,117
           Other                                                                    3,590                1,733
                                                                                  123,537              112,850

           Deferred income                                                         (2,190)              (2,415)
           Loss carryforwards                                                     (31,592)             (39,529)
           Energy and investment tax credits                                      (40,748)             (40,106)
           Alternative minimum tax credits                                        (22,379)             (12,018)
           Other                                                                      (60)                (472)
                                                                                  (96,969)             (94,540)
           Net deferred taxes                                                    $ 26,568             $ 18,310




         As of December 31, 1994, the Company has an unused net operating loss
         (NOL) carryover of approximately $90,262 for regular federal tax return purposes which expires primarily between 2003 and 2007. In addition, the Company has unused investment and geothermal energy tax credit carryforwards of approximately $40,748 expiring between 2002 and 2009. The Company also has approximately $22,379 of alternative minimum tax credit carryforwards which have no expiration date.



11.        PREFERRED STOCK

         Series A:

         On December 1, 1988, the Company distributed a dividend of one preferred share purchase right ("right") for each outstanding share of common stock. The rights are not exercisable until ten days after a person or group acquires or has the right to acquire, beneficial ownership of 20% or more of the Company's common stock or announces a tender or exchange offer for 30% or more of the Company's common stock. Each right entitles the holder to purchase one-hundredth of a share of Series A junior preferred stock for $52. The rights may be redeemed by the Board of Directors up to ten days after an event triggering the distribution of certificates for the rights. The rights plan was amended in February 1991 so that the agreement with Kiewit Energy (see Note 13) would not trigger the exercise of the rights. The rights will expire, unless previously redeemed or exercised, on November 30, 1998. The rights are automatically attached to, and trade with, each share of common stock.

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

         Series C:

         On November 19, 1991, the Company sold one thousand shares of convertible preferred stock, Series C at $50,000 per share to Kiewit Energy, in a private placement. Each share of the Series C preferred stock is convertible at any time at $18.375 per common share into two thousand seven hundred and twenty-one shares of common stock subject to customary adjustments. The Series C preferred stock has a dividend rate of 8.125%, commencing March 15, 1992 through conversion date or December 15, 2003. The dividends, which are cumulative, are payable quarterly in convertible preferred stock, Series C, through March 15, 1995 and in cash on subsequent dividend dates.

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

         The Company may also exchange the preferred stock, Series C, in whole or part on any dividend date commencing December 15, 1994, for 9.5% convertible subordinated debentures of the Company due 2003. On March 15, 1995, the Company intends to exchange the Series C preferred stock for the convertible subordinated debentures.

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


12.  STOCK OPTIONS AND WARRANTS

         The Company has issued various stock options and warrants. As of December 31, 1994, a total of 9,687 shares are reserved for stock options, of which 9,601 shares have been granted and remain outstanding at prices of $3.00 to $19.00 per share.


  STOCK OPTIONS

         The Company has stock option plans under which shares were reserved for grant as incentive or non-qualified stock options, as determined by the Board of Directors. As of December 31, 1994, the total options granted for the non-1986 plan and the 1986 plan are 6,067 and 7,308, respectively. The plans allow options to be granted at 85% of their fair market value at the date of grant. Generally, options are issued at 100% of fair market value at the date of grant. Options granted under the 1986 Plan become exercisable over a period of three to five years and expire if not exercised within ten years from the date of grant or, in some instances a lesser term. Prior to the 1986 Plan, the Company granted 256 options at fair market value at date of grant which had terms of ten years and were exercisable at date of grant. In addition, the Company had issued approximately 138 options to consultants on terms similar to those issued under the 1986 Plan. The non-1986 plan options are primarily options granted to Kiewit Energy; see Note 13.



TRANSACTIONS IN STOCK OPTIONS




                              OPTIONS OUTSTANDING


                                                           SHARES
                                                        AVAILABLE
                                                        FOR GRANT
                                                       UNDER 1986
                                                           OPTION                               OPTION PRICE
                                                             PLAN          SHARES                 PER SHARE               TOTAL

Balance, January 1, 1992                                   1,238           8,970*              $3.00 - $14.875         $83,670
Options granted                                             (551)             751             $11.90 - $15.938          11,262
Options terminated                                           129             (780)             $3.00 - $11.625          (7,839)
Options exercised                                            ---           (1,544)             $3.00 - $11.625          (7,072)


Balance December 31, 1992                                     816           7,397*             $3.00 - $15.938          80,021
Options granted                                           (1,396)           1,396              $17,75 - $19,00          26,209
Options terminated                                            19              (20)             $2.00 - $14.875            (114)
Options exercised                                            ---             (259)             $3.00 - $14.875          (1,185)
Additional shares reserved
  under 1986 Options Plan                                  1,000              ---                          ---             ---
Balance December 31, 1993                                    439            8,514*              $3.00 - $19.00        $104,931


Options granted                                             (954)           1,243              $16.00 - $17.25          19,260
Options terminated                                            15              (15)             $3.00 - $15.938            (205)
Options exercised                                            ---             (141)             $3.00 - $15.938            (709)
Additional shares reserved
  under 1986 Options Plan                                    586              ---                          ---             ---


Balance December 31, 1994                                     86            9,601*              $3.00 - $19.00        $123,277


Options which became exercisable during:
  Year ended December 31, 1994                                              1,015             $11.625 - $19.00         $15,776
  Year ended December 31, 1993                                                592               $3.00 - $19.00         $10,180
  Year ended December 31, 1992                                                333              $3.00 - $15.938         $ 3,693


Options exercisable at:
  December 31, 1994                                                         7,897*              $3.00 - $19.00         $93,705
  December 31, 1993                                                         7,026*              $3.00 - $19.00         $78,644
  December 31, 1992                                                         6,708*             $3.00 - $15.938         $69,739




*Includes Kiewit Energy options.  See Note 13.

                                   WARRANTS

     The Company has granted warrants in connection with various financing activities to purchase shares of common stock as follows:



                                                  WARRANTS OUTSTANDING

                                                              PRICE
                                             WARRANT           PER
                                             SHARES           SHARE     TOTAL

      Balance, January 1, 1992               1,889            $2.04    $ 3,853
      Warrants exercised                      (612)           $2.04     (1,247)
      Warrants repurchased                  (1,277)           $2.04     (2,606)

      Balance December 31, 1992               ---                      $   ---


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



 13. COMMON STOCK SALES & RELATED OPTIONS

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

      In May 1994, pursuant to a special antidilution provision of the 1991 Stock Purchase Agreement between the Company and Kiewit Energy, the Company increased Kiewit Energy's existing option (granted in 1991) to purchase 3,000 shares at $12 per share by an additional 289 shares as a final adjustment under such provisions.

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

      On November 19, 1991, the Board approved the issuance by the Company to Kiewit Energy of one thousand shares of Series C preferred stock for $50,000, as described in Note 11 above. In connection with the sale of the Series C preferred stock to Kiewit Energy, the Standstill Agreement was amended so that the 49% Standstill Percentage restriction would apply to voting stock rather than just common stock.


14. LITIGATION

      As of December 31, 1994 there were no material outstanding lawsuits.


15. RELATED PARTY TRANSACTIONS

      The Company charged and recognized a management fee and interest on advances to its Coso Joint Ventures, which aggregated approximately $5,569, $5,354 and $4,246 in the years ended December 31, 1994, 1993 and
     1992. The Company's note receivable from the Coso Joint Ventures bears a fixed interest rate of 12.5% and is payable on or before March 19, 2002. This note is subordinated to the senior project loan on the project. The fair value of the note approximates its carrying value.

      The Mahanagdong Project is being constructed by a consortium (the "EPC Consortium") of Kiewit Construction Group, Inc. ("KCG") and the Ben Holt Company ("BHCO"), a wholly owned subsidiary of the Company, pursuant to fixed-price, date-certain, turnkey supply and construction contracts (collectively, the "Mahanagdong EPC"). The obligations of the EPC Consortium under the Mahanagdong EPC are supported by a guaranty of KCG at an aggregate amount equal to approximately 50% of the Mahanagdong EPC price. The Mahanagdong EPC provides for maximum liability for liquidated damages of up to $100,500 and total liability of up to $201,000. KCG, a wholly owned subsidiary of Peter Kiewit Sons', Inc. ("PKS"), is the lead member of the EPC Consortium, with an 80% interest, KCG performs construction services for a wide range of public and private customers in the U.S. and internationally. BHCO will provide design and engineering services for the EPC Consortium, and holds a 20% interest. The Company has provided a guaranty of BHCO's obligations under the Mahanagdong EPC Contract.

      The Company participates in an international joint venture agreement with PKS which the Company believes enhances its capabilities in foreign power markets. The joint venture agreement is limited to international activities and provides that if both the Company and PKS agree to participate in a project, they will share all development costs equally. Each of the Company and PKS will provide 50% of the equity required for financing a project developed by the joint venture and the Company will operate and manage such project. The agreement creates a joint development structure under which, on a project by project basis, the Company will be the development manager, managing partner and/or project operator, and equal equity participant and PKS will be the preferred turnkey construction contractor. The joint venture agreement may be terminated by either party on 15 days written notice, provided that such termination cannot affect the pre-existing contractual obligations of either party.



16.   EXTRAORDINARY ITEM

      The refinancing of the Coso Joint Ventures' project financing debt in 1992 resulted in an extraordinary item in the amount of $4,991, after the tax effect of $1,533. The extraordinary item represents the unamortized portion of the deferred financing costs and related repayment costs associated with the original Coso Joint Ventures' project financing debt.

      In conjunction with the Company's Senior Discount Note offering (See Note
     7), the 12% Senior Notes were defeased, resulting in an extraordinary item in the amount of $2,007, after the income tax effect of $945. The extraordinary item represents the amount necessary to defease the interest payments and the unamortized portion of the deferred financing costs on the $35,730 Senior Notes. The 1994 contingent interest component of these Senior Notes, calculated by reference to the Company's share of available cash flow from the Coso Project, remains undefeased and outstanding through the end of the calculation period, December 31, 1994.



17.  SUBSEQUENT EVENT  (UNAUDITED)

      The Company has acquired all of the outstanding equity interest in Magma Power Company ("Magma") in a two-step transaction to be accounted for as a purchase according to the terms of a merger agreement whereby on January 10, 1995, the Company acquired approximately 51% of the outstanding shares of Magma common stock (the "Magma Common Stock") through a cash tender offer (the "Magma Tender Offer") and on February 24, 1995 the Company acquired the remaining 49% of Magma Common Stock not owned by the Company through a merger (the "Merger"). Each outstanding share of Magma Common Stock (other than shares of Magma Common Stock held by the Company, CE Acquisition Company, Inc., a wholly owned subsidiary of the Company, or any other direct or indirect subsidiary of the Company and shares of Magma Common Stock held in the treasury of Magma) was converted into the right to receive an average of approximately $38.75 per share of Magma Common Stock. The Company paid the Merger consideration solely in cash, funded with the net proceeds of a public common stock offering of 15,170 shares (the "Offering") and the proceeds of a direct sale of 1,500 shares to Peter Kiewit Sons', Inc. (the "Direct Sale") at $17.00 per share which together netted $275,653, over-allotment proceeds of a $24,735 on the sale of 1,500 shares, borrowings of $500,000 under bank credit facilities, and general corporate funds of the Company. On February 10, 1995, the Company's stockholders approved an increase in its authorized Common Stock to 80,000 shares.Magma is engaged in independent geothermal power operations and development activities similar to those of the Company.

      The Magma Tender Offer was financed with a $245,600 facility from Credit Suisse (the "Tender Facility"). Loans under the Tender Facility were made to the Company on a non-recourse basis, secured by the Magma stock acquired, and the Company lent the proceeds of such loans to Magma in exchange for a secured term note of Magma (the "Tender Note"). The loans under the Tender Facility were repaid from funds received from the Merger Facilities.

      A total of approximately $957,000 was required to refinance the Tender Facilities and to complete the Magma Acquisition. Up to $500,000 in secured bank financing was provided by Credit Suisse (the "Merger Facilities") on specified terms and subject to customary conditions. Such funds, together with the net proceeds of the Offering and over-allotment, the proceeds of the Direct Sale and general corporate funds of the Company, were used to complete the Magma Acquisition.

      The Merger Facilities are comprised of (i) a six-year term loan ("Term Loan A") in a principal amount of up to the difference between $500,000 and the principal amount of Term Loan B (as defined below), to be amortized in semi-annual payments, and (ii) an eight-year term loan ("Term Loan B") in a principal amount of $150,000, to be amortized in semi-annual payments in the seventh and eighth years of such Term Loan. Loans under the Merger Facilities were made to the Company on a non-recourse basis, and the Company lent the proceeds of such loans to Magma in exchange for a secured term note of Magma (the "Magma Note"). The loans under the Merger Facilities will be amortized from payments received by the Company from Magma on the Magma Note which is expected to be amortized from internally generated funds of Magma. Loans under the Merger Facilities are secured by an assignment and pledge by the Company of the Magma Note and 100% of the capital stock of Magma. The Magma Note is secured by an assignment of certain unencumbered assets of Magma.

      Interest on loans under the Merger Facilities are payable at spreads of 2.50% above LIBOR (adjusted for reserves) or 1.50% above the Base Rate for Term Loan A, and 3.00% above LIBOR (adjusted for reserves) or 2.00% above the Base Rate for Term Loan B. The LIBOR spreads are subject to upward adjustment in certain instances. The Company may elect to have loans bear interest based on either LIBOR or the Base Rate (as defined in the Merger Facilities).

      The Merger Facilities contain affirmative and negative covenants customary for similar non-recourse credit facilities. Such covenants include a negative pledge of all stock and unencumbered assets of Magma; a limitation on guaranties by Magma; a limitation on mergers and sales of assets by Magma; a limitation on investments in other persons by Magma; a prohibition on dividends and other payments by Magma to the Company unless the proceeds are used to pay down the Merger Facilities; a prohibition on the sale of ownership interests in Magma; a limitation on the incurrence of additional debt by Magma; a requirement that the Company deliver each fiscal quarter a certificate as to the absence of material adverse changes in the Company or Magma which could reasonably be expected to materially affect the ability of the Company to repay the Merger Facilities or the ability of the lenders to realize on the collateral for the Merger Facilities; and a restriction on a change in the nature of the business of the Company and Magma.

      The Merger Facilities also contain financial covenants and customary events of default, including events of default based on breaches of certain representations, warranties and covenants; cross defaults with respect to certain debt of the Company and Magma; bankruptcy and similar events; the failure to pay certain final judgments; the failure to make a payment with respect to the Merger Facilities when due; and the failure of the pledge agreement with respect to the capital stock of Magma and the Magma Note to be in full force and effect.

      The preliminary unaudited proforma combined condensed balance sheet of the Company and Magma as if the acquisition had occurred on December 31, 1994 after giving effect to certain proforma adjustments is as follows:


         ASSETS
         Cash, restricted cash, short-term investments,
           and marketable securities                          $  408,622
         Accounts receivable                                      58,122
         Property and equipment, net                           1,319,482
         Notes receivable, deferred charges, and other assets    207,540
         Excess of cost over fair value of net assets acquired   326,424
                                                              $2,320,190

         LIABILITIES AND SHAREHOLDERS' EQUITY
         Liabilities                                          $1,758,860
         Deferred income                                          19,851
         Redeemable preferred stock                               63,600
         Shareholders' equity                                    477,879
                                                              $2,320,190


      The preliminary unaudited proforma combined results of operations of the Company and Magma for the year ended December 31, 1994 as if the acquisition had occurred at the beginning of the year, after giving effect to certain proforma adjustments related to the acquisition and excluding non-recurring costs incurred by Magma is as follows:

         Revenue                                            $  368,887

         Net income available to common stockholders        $   38,777

         Net income per common share available to
         common stockholders                                $     0.72


      During the fourth quarter of 1994, Magma provided reserves for certain accounts receivable related to royalties. Excluding the effect of these reserves, proforma net income available to common stockholders and proforma net income per common share would have been $47,552 and $0.88, respectively.

 18. QUARTERLY FINANCIAL DATA (UNAUDITED)

      Following is a summary of the Company's quarterly results of operations for the years ended December 31, 1994 and December 31, 1993.




                                                                                           THREE MONTHS ENDED *

                                                                March 31,          June 30,          Sept. 30,         Dec. 31,
                                                                   1994              1994               1994             1994

Revenue:
Sales of electricity and steam                                    $30,819           $36,850            $49,498          $37,395
Other income                                                        4,591             8,404              9,026            9,271

Total revenue                                                      35,410            45,254             58,524           46,666
Total costs and expenses                                           22,753            33,198             37,771           36,296

Income before provision for income
  taxes                                                            12,657            12,056             20,753           10,370
Provision for income taxes                                          4,050             3,677              6,340            2,935

Net income before extraordinary item                                8,607             8,379             14,413            7,435
Extraordinary item                                                 (2,007)            -----              -----            -----

Net income                                                          6,600             8,379             14,413            7,435
Preferred dividends                                                 1,200             1,236              1,275            1,299

Net income attributable to common
shares                                                            $ 5,400           $ 7,143            $13,138          $ 6,136

Net income per share before
extraordinary item                                                $  0.20           $  0.20            $  0.38          $  0.18
Net income per share -
  extraordinary item                                                (0.06)            -----              -----            -----
Net income per share                                              $  0.14           $  0.20            $  0.38          $  0.18





                                                                                           THREE MONTHS ENDED *

                                                                 March 31,         June 30,          Sept. 30,         Dec. 31,
                                                                    1993             1993               1993             1993

Revenue:
Sales of electricity and steam                                    $ 27,617         $ 31,996           $ 41,433         $ 31,013
Other income                                                         3,544            3,926              4,824            4,900

Total revenue                                                       31,161           35,922             46,257           35,913
Total costs and expenses                                            20,314           21,833             22,087           23,761

Income before provision for income taxes
  and change in accounting principle                                10,847           14,089             24,170           12,152
Provision for income taxes                                           3,363            3,439              7,493            3,889

Net income before change in
  accounting principle                                               7,484           10,650             16,677            8,263
Cumulative effect of change in
   accounting principle                                              4,100            -----              -----            -----

Net income                                                          11,584           10,650             16,677            8,263
Preferred dividends                                                  1,107            1,143              1,179            1,201

Net income attributable to common shares                          $ 10,477          $ 9,507           $ 15,498         $  7,062

Net income per share before change in
   accounting principle                                           $    .16          $   .25            $   .41         $    .18
Cumulative effect of change in
   accounting principle per share                                      .11            -----              -----            -----
Net income per share                                              $    .27          $   .25            $   .41         $    .18



* The Company's operations are seasonal in nature with a disproportionate percentage of income earned in the second and third quarters.

                         Independent Auditors' Report


Board of Directors and Shareholders
California Energy Company, Inc.
Omaha, Nebraska


We have audited the accompanying consolidated balance sheets of California Energy Company, Inc. and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of California Energy Company, Inc. and subsidiaries at December 31, 1994 and 1993 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

As discussed in Note 10, the consolidated financial statements give effect to the Company's adoption, effective January 1, 1993, of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes".





Deloitte & Touche LLP
Omaha, Nebraska
February 3, 1995