Form 10-K, Exhibit 13
CALENERGY CO INC
filed 1996-03-29
CIK 720556

SELECTED Financial Data
Dollars in Thousands Except Per Share Amounts

                                                                          Year Ended December 31,

                                                       1995 1          1994          1993          1992         1991

Sales of electricity                                 $332,732      $152,047      $129,861      $115,087     $104,155
Sales of steam                                          2,898         2,515         2,198         2,255        2,029
Royalties                                              19,482           ---           ---           ---          ---
Other income                                           43,611        31,292        17,194        10,187        9,379
Expenses                                              301,672       130,018        87,995        76,797       80,697
Income before provision for
     income taxes                                      97,051        55,836        61,258        50,732       34,866
Income before change in accounting
     principle and extraordinary item                  66,420        38,834        43,074        38,810       26,582
Cumulative effect of change in
     accounting principle2                                ---           ---         4,100           ---          ---
Minority interest                                       3,005           ---           ---           ---          ---
Extraordinary item3                                       ---       (2,007)           ---       (4,991)          ---
Net income before preferred dividends                  63,415        36,827        47,174        33,819       26,582
Preferred dividends                                     1,080         5,010         4,630         4,275          ---
Income per share before change in accounting
     principle and extraordinary item                    1.25           .95          1.00           .92          .75
Cumulative effect of change in accounting
     principle per share                                  ---           ---           .11           ---          ---
Extraordinary item per share                              ---         (.06)           ---         (.13)          ---
Net income per share - primary                           1.25           .89          1.11           .79          .75
Total assets                                        2,654,038     1,131,145       715,984       580,550      517,994
Total liabilities                                   2,084,474       867,703       425,393       336,272      298,146
Deferred income                                        26,032        19,851        20,288        21,164       22,015
Redeemable preferred stock                                ---        63,600        58,800        54,350       54,705
 Stockholders' equity                                 543,532       179,991       211,503       168,764      143,128
Common stock cash dividends                               ---           ---           ---           ---          ---


1 Reflects acquisition of Magma. See Note 3 to the financial statements. 2 See Note 14 to the consolidated financial statements.
3 See Note 20 to the consolidated financial statements.

MANAGEMENT'S Discussion and Analysis of Financial Condition and Results of Operations
Dollars and Shares in Thousands Except Per Share Data

The following is management's discussion and analysis of certain significant factors which have affected the Company's financial condition and results of operations during the periods included in the accompanying statements of operations.

General

For purposes of consistency in financial presentation, plant capacity factors for Navy I, Navy II, and BLM (collectively the Coso Project), are based upon a capacity amount of 80 net MW for each plant. Plant capacity factors for Vulcan, Hoch (Del Ranch), Elmore, Leathers, (collectively the Partnership Project) are based on contract nameplate amounts of 34, 38, 38, and 38 net MW respectively, and for Salton Sea I, Salton Sea II and Salton Sea III plants (collectively the Salton Sea Project), are based on contract nameplate amounts of 10, 20 and 49.8 net MW, respectively (the Partnership Project and the Salton Sea Project are collectively referred to as the Imperial Valley Project). Each plant possesses an operating margin which periodically allows for production in excess of the amount listed above. Utilization of this operating margin is based upon a variety of factors and can be expected to vary throughout the year under normal operating conditions.

The Coso Project and the Partnership Project sell all electricity generated by the respective plants pursuant to seven long-term SO4 Agreements between the projects and Southern California Edison Company ("Edison"). These SO4 Agreements provide for capacity payments, capacity bonus payments and energy payments. Edison makes fixed annual capacity payments to the projects, and, to the extent that capacity factors exceed certain benchmarks, is required to make capacity bonus payments. The price for capacity and capacity bonus payments is fixed for the life of the SO4 Agreements and are significantly higher in the months of June through September. Energy is sold at increasing fixed rates for the first ten years of each contract and thereafter at Edison's Avoided Cost of Energy.

The fixed price periods of the Coso Project SO4 Agreements extend until at least August 1997, March 1999 and January 2000 for each of the units operated by the Navy I, BLM and Navy II Partnerships, respectively. The Company's share of the annual capacity payments is approximately $5,600 to $5,900 per annum for each plant. The Company's share of bonus payments is approximately $1,000 per annum for each plant.

The fixed price periods of the Partnership Project SO4 Agreements extend until February 1996, December 1998, December 1998, and December 1999 for each of the Vulcan, Hoch (Del Ranch), Elmore and Leathers Partnerships, respectively. The Company's share of the annual capacity payments is approximately $12,000 and its share of the bonus payments is approximately $2,200 in aggregate for the four plants.

The Company's SO4 Agreements provide for rates ranging from 11.4 cents per kWh in 1995 to 15.6 cents per kWh in 1999.

The Salton Sea I Project sells electricity to Edison pursuant to a 30-year negotiated power purchase agreement, as amended (the "Salton Sea I PPA"), which provides for capacity and energy payments. The energy payment is calculated using a Base Price which is subject to quarterly adjustments based on a basket of indices. The time period weighted average energy payment for Unit 1 was 4.99 cents per kWh during 1995. As the Salton Sea I PPA is not an SO4 Agreement, the energy payments do not revert to Edison's Avoided Cost of Energy. The capacity payment is approximately $1,000 per annum.

The Salton Sea II and Salton Sea III Projects sell electricity to Edison pursuant to 30-year modified SO4 Agreements. The contract capacities and contract nameplates are 15 MW and 20 MW for Salton Sea II and 47.5 MW and
49.8 MW for Salton Sea III. The contract requires Edison to make capacity payments, capacity bonus payments and energy payments. The price for contract capacity and contract capacity bonus payments is fixed for the life of the modified SO4 Agreements. The energy payments for the first ten year period, which period expires in April 2000 and February 1999, are levelized at a time period weighted average of 10.6 cents per kWh and 9.8 cents per kWh for Salton Sea II and Salton Sea III, respectively. Thereafter, the monthly energy payments will be Edison's Avoided Cost of Energy. For Salton Sea II only, Edison is entitled to receive, at no cost, 5% of all energy delivered in excess of 80% of contract capacity for the period April 1, 1994 through March 31, 2004. The annual capacity payments for Salton Sea II and Salton Sea III are approximately $2,000 and $8,300, respectively. The bonus payments for Salton
Sea II and Salton Sea III are approximately $500 and $1,400, respectively.

For the year ended December 31, 1995, Edison's average Avoided Cost of Energy was 2.1 cents per kWh which is substantially below the contract energy prices earned for the year ended December 31, 1995. Estimates of Edison's future Avoided Cost of Energy vary substantially from year to year. The Company cannot predict the likely level of Avoided Cost of Energy prices under the SO4 Agreements and the modified SO4 Agreements at the expiration of the scheduled payment periods. The revenues generated by each of the projects operating under SO4 Agreements could decline significantly after the expiration of the respective schedul ed payment periods.

Results of Operations

Three Years Ended December 31, 1995, 1994 and 1993 Sales of electricity and steam increased to $335,630 in the year ended December 31, 1995 from $154,562 in the year ended December 31, 1994, a 117.1% increase. This improvement was primarily due to the addition of production from the Imperial Valley Project, as a result of the acquisition of Magma in the first quarter of 1995, an increase in the Coso Project's electricity revenues to $152,128 from $137,013 due to an increase in the Coso Project's electric kilowatt hour sales to 2,318.4 million kWh from 2,238.6 million kWh, and an increased price per kWh in accordance with the SO4 agreements and an increase in revenue received from the Yuma Project which commenced operation in late May 1994.

The increase in sales of electricity and steam in 1994 to $154,562 from $132,059 in 1993 was primarily due to a 2.4% increase in the Coso Project's electric kWh sales to 2,238.6 million kWh from 2,186.7 million kWh, an increased price per kWh in accordance with the SO4 agreements, and revenue received from the Yuma Project, which commenced commercial operation in late May, 1994. The increase in Coso Project kWh sales was primarily due to the completion of new production wells.

The following operating data includes the aggregate capacity and electricity production of the Coso Project:

                                                1995                 1994                1993

Overall Capacity Factor                         110.3%               106.5%              104.0%
kWh Produced (in thousands)                     2,318,400            2,238,600           2,186,700
Capacity NMW (Average)                          240                  240                 240

The Coso Plant capacity factor was 112.6% in the fourth quarter of 1995 compared to 112.2%, 106.1% and 110.2% for the third, second and first quarters of 1995, respectively. A steam transfer agreement was signed and the interties were constructed in the third quarter of 1995, providing for increased production primarily at the BLM plant. Technical enhancements provided for the increase in 1994 from 1993.

The following operating data includes the aggregate capacity and electricity production of the Partnership Project:

                                                1995                 1994                1993

Overall Capacity Factor                         105.9%               103.8%              100.7%
kWh Produced (in thousands)                     1,373,310            1,346,000           1,305,700
Capacity NMW (Average)                          148                  148                 148

The Partnership Project capacity factor was 105.8% in the fourth quarter of 1995 compared to 108.0%, 107.5%, and 102.3% for the third, second, and first quarters of 1995, respectively. The increased production in 1995 and 1994 are a result of minimizing unscheduled downtime at the plants.

The following operating data includes the aggregate capacity and electricity production of the Salton Sea Project:

                                                1995                 1994                1993

Overall Capacity Factor                         86.5%                90.8%               91.3%
kWh Produced (in thousands)                     604,300              634,890             638,262
Capacity NMW (Average)                          79.8                 79.8                79.8

The overall Salton Sea Project capacity factor was 86.8% in the fourth quarter of 1995 compared to 93.9%, 78.3% and 86.8% for the third, second and first quarters of 1995, respectively. The Salton Sea Project capacity factor has decreased in 1995 from 1994 and 1993 due to the scheduled Salton Sea Unit III overhaul in the second quarter of 1995 and the conversion of that unit to the pH Mod technology in the fourth quarter of 1995.

Electric sale price per kWh for the Coso Project varies seasonally in accordance with the rate schedule included in the SO4 agreements. The Coso Project's average electricity prices per kWh in 1995, 1994 and 1993 were comprised of (in cents):

                                          Energy        Capacity & Bonus            Total

Average fiscal 1995                        11.81               1.82                 13.63
Average fiscal 1994                        10.91               1.90                 12.81
Average fiscal 1993                        10.11               1.93                 12.04


Electric sale price per kWh for the Partnership Project also varies seasonally in accordance with the rate schedule included in the SO4 agreements. The Partnership Project's average electricity prices per kWh in 1995, 1994 and 1993 were comprised of (in cents):

                                          Energy        Capacity & Bonus            Total

Average fiscal 1995                        11.14               2.10                 13.24
Average fiscal 1994                        10.29               2.16                 12.45
Average fiscal 1993                         9.70               2.21                 11.91


Electric sale price per kWh for the Salton Sea Project also varies seasonally in accordance with the rate schedule included in the power purchase agreements. The Salton Sea Project's average electricity prices per kWh in 1995, 1994 and 1993 were comprised of (in cents):

                                          Energy        Capacity & Bonus            Total


Average fiscal 1995                         9.50               2.33                 11.83
Average fiscal 1994                        10.07               1.67                 11.74
Average fiscal 1993*                        9.54               2.59                 12.13


*The 1993 data is for the nine months ended December 31, 1993

The Roosevelt Hot Springs steam field supplied 100% of customer power plant steam requirements for each of the past three years. Steam sales from the Roosevelt Hot Springs field were $2,206, $2,185, and $2,198 in 1995, 1994, and 1993, respectively. The Desert Peak power plant operated at or near its ten net megawatt capacity for each of the past three years. Electric sales from Desert Peak were $5,115, $5,281 and $5,177 for the years 1995, 1994, and 1993, respectively. Beginning in 1996, the Desert Peak power plant will receive payments for delivered electricity based on Sierra Pacific Power Company's short-run Avoided Cost of Energy. The Yuma power plant availability was effectively 100% during 1995 and delivered 89.2% of its 50 net MW plant capacity. Electric and steam sales from Yuma were $16,975 in 1995 and $10,082 for approximately seven months in 1994.

Royalty income in 1995 of $19,482 is a result of the acquisition of Magma which receives royalties from the Partnership Project, East Mesa Project and the Mammoth Project.

Interest and other income increased in 1995 to $43,611 from $31,292 in 1994 and from $17,194 in 1993. The increase reflects management fee income received from the Partnership Project partially offset by lower interest income due to lower cash and investment balances.

The Company's cost per kWh was as follows (in cents):

                                                                       1995           1994             1993

Plant operations (net of Company's
     management fees and Yuma fuel cost)                               2.31           1.82             1.98
General and administration                                              .78            .82             1.03
Royalties                                                               .81            .62              .65
Depreciation and amortization                                          2.41           1.34             1.39
Interest, less amounts capitalized                                     3.40           3.33             1.82


     Total                                                             9.71           7.93             6.87

The Company's expenses as a percentage of sales of electricity and steam were as follows:

                                                                     1995             1994             1993

Plant operations (net of Company's
     management fees and Yuma fuel cost)                             20.6 %           18.7 %           19.2 %
General and administration                                            7.0              8.4             10.0
Royalties                                                             7.2              6.4              6.3
Depreciation and amortization                                        21.5             13.7             13.5
Interest, less amounts capitalized                                   30.4             34.2             17.7


     Total                                                           86.7 %           81.4 %           66.7 %


The Company's expenses increased in 1995 as a general result of the acquisition of Magma, the greater electricity production of the Coso Project and the inclusion of the costs from the Yuma plant for an entire year which operated for only seven months in 1994.

The cost of plant operations increased to $79,294 in 1995 from $33,015 in 1994, an increase of 140.2%. The addition of the Imperial Valley Project operations and the full year of operations of the Yuma Project (including fuel purchases) resulted in the additional plant operations costs. Plant operations costs for the plants the Company owned in 1994, excluding Yuma, decreased $2,250 or 8.4% in 1995. The cost per kWh excluding Magma and Yuma fuel costs decreased to 1.61 cents in 1995 from 1.82 cents and 1.98 cents in 1994 and 1993 respectively. The cost of plant operations increased to $33,015 in 1994 from $25,362 in 1993, an increase of 30.2% as a result of the cost of plant operations at Yuma.

General and administration costs increased to $23,376 in 1995 from $13,012 in 1994, an increase of 79.6%. This increase is a result of the Company's acquisition of Magma. General and administration costs per kWh for 1995, 1994, and 1993, continue to decrease due to a proportionally greater increase in electrical production than general and administration costs. General and administration costs decreased to $13,012 in 1994 compared to $13,158 in 1993, a 1.1% decrease.

Royalty cost increased to $24,308 in 1995 from $9,888 in 1994, a 145.8% increase. The increase was due to the addition of the Imperial Valley Project, increased revenue from the plants the Company owned in 1994 and scheduled royalty increases associated with such plants. Overall, the royalty cost per kWh was 0.81 cents in 1995 compared to 0.62 cents in 1994 and 0.65 cents in 1993. Royalty costs increased to $9,888 in 1994 from $8,274 in 1993, an increase of 19.5% due to higher electrical sales and effective royalty rate.

Depreciation and amortization increased to $72,249 in 1995 from $21,197 in 1994, a 240.8% increase. The increase was due to depreciation and amortization from the Imperial Valley Project and amortization of excess of cost over fair value of net assets acquired in connection with the purchase of Magma. Depreciation and amortization for the plants the Company owned in 1994 increased to $25,935 in 1995 from $21,197 in 1994, a 22.4% increase.
Depreciation and amortization expense for 1995 was 2.41 cents per kWh compared to 1.34 cents per kWh in 1994. The cost per kWh excluding Magma was
1.49 cents in 1995. Depreciation and amortization expense increased to $21,197 in 1994 from $17,812 in 1993 a 19.0% increase. The increase in 1994 was due to the completion of H2S abatement systems and vacuum pumps at the Coso plants and an increased number of wells.

Interest expense, less amounts capitalized, increased to $102,083 in 1995 from $52,906 in 1994, a 93.0% increase or 3.40 cents per kWh in 1995 compared to 3.33 cents per kWh in 1994. The 1995 increase was primarily due to the interest expense on the debt used to finance the acquisition of Magma, the increase in the original issue discount amortization on the Senior Discount Notes issued in March 1994 and interest expense on the convertible debt, partially offset by the defeasance of the Senior Notes in March 1994. Net interest expense in 1994 increased due primarily to the Company's issuance of Senior Discount Notes in March of 1994. Net interest increased to $52,906 in 1994 from $23,389 in 1993, an increase of 126.2%, or 3.33 cents per kWh in 1994, compared to 1.82 cents per kWh in 1993.

The provision for income taxes increased to $30,631 in 1995 from $17,002 in 1994, and decreased to $17,002 in 1994 from $18,184 in 1993. The effective tax rate was 31.6%, 30.5% and 29.7% in 1995, 1994, and 1993, respectively.

Income before the provision for income taxes increased to $97,051 in 1995 from $55,836 in 1994, a 73.8% increase. Net income available to common shareholders increased to $62,335 or $1.25 per common share for the year ended December 31, 1995 compared to $31,817 or $.89 per common share in 1994 and $42,544 or $1.11 per common share in 1993. Net income for the year ended December 31, 1994 was reduced by $2,007 or $.06 per share due to an extraordinary item. Net income for the year ended December 31, 1993 was increased by $4,100 or $.11 per share due to a cumulative effect of a change in accounting principle.

Earnings per share in 1995, 1994, and 1993 were favorably impacted by the Company's stock repurchase plan.

Liquidity and Capital Resources

Cash and short-term investments were $106,304 at December 31, 1995 as compared to $304,004 at December 31, 1994. In addition, the Coso Project and Partnership Project retained cash and investments in project control accounts of which the Company's share was $77,590 and $54,087 at December 31, 1995 and 1994, respectively. Distributions out of the project control accounts are made monthly to the Company for operation and maintenance and capital costs and semiannually to each Coso Project partner and Partnership Project partner for profit sharing under a prescribed calculation subject to mutual agreement by the partners. In addition to these liquid instruments, the Company recorded separately restricted cash of $149,227 and $131,775 at December 31, 1995 and 1994, respectively. The restricted cash balances are comprised primarily of amounts deposited in restricted accounts from which the Company will provide its equity contribution requirements relating to the Salton Sea Unit IV, Upper Mahiao, Mahanagdong, and Malitbog projects and the Company's proportionate share of Coso Project and Partnership Project cash reserves for the debt service reserve funds.

Accounts receivable normally represents two months of revenues, and fluctuates with both production and price per kWh.

The balance due from/to the Joint Ventures relates to operations, maintenance, and management fees for managing the Coso Project and the Partnership Project as well as advances and deferred revenue on the international projects. This amount fluctuates based on the timing of billings and incurrence of costs.

The Company repurchased 102 common shares during 1995 for the aggregate amount of $1,590. The Company repurchased 3,765 shares of common stock in 1994 at an aggregate amount of $65,119. As of December 31, 1995 the Company holds 87 shares of treasury stock at a cost of $1,348 to provide shares for issuance under the Company's employee stock option and share purchase plan and other outstanding convertible securities. The repurchase plan attempts to minimize the dilutive effect of the additional shares issued under these plans.

The Company has acquired all of the outstanding equity interest in Magma Power Company ("Magma") in a two-step transaction accounted for as a purchase according to the terms of a merger agreement whereby on January 10, 1995, the Company acquired approximately 51% of the outstanding shares of Magma common stock (the "Magma Common Stock") through a cash tender offer (the "Magma Tender Offer") and on February 24, 1995 the Company acquired the remaining 49% of Magma Common Stock not owned by the Company through a merger (the "Merger"). Each outstanding share of Magma Common Stock (other than shares of Magma Common Stock held by the Company, CE Acquisition Company, Inc., a wholly owned subsidiary of the Company, or any other direct or indirect subsidiary of the Company and shares of Magma Common Stock held in the treasury of Magma) was converted into the right to receive an average of approximately $38.75 per share of Magma Common Stock. The Company paid the Merger consideration solely in cash, funded with the net proceeds of a public common stock offering of 15,170 shares (the "Offering") and the proceeds of a direct sale of 1,500 shares to Peter Kiewit Sons', Inc. (the "Direct Sale") at $17.00 per share which together netted $275,653, over-allotment proceeds of $24,735 on the sale of 1,500 shares, borrowings of $500,000 under bank credit facilities ("Merger Facilities"), and general corporate funds of the Company. Magma is engaged in independent geothermal power operations similar to those of the Company.

In July 1995 the Company recapitalized Magma and the related Merger Facilities with proceeds received through the issuance of notes and bonds as described below.

On July 21, 1995 the Company issued $200,000 of 9 7/8% Limited Recourse Senior Secured Notes Due 2003 (the "Notes"). The Notes are secured by an assignment and pledge of 100% of the outstanding capital stock of Magma. On or prior to June 30, 1998, the Company may, at its option, redeem up to an aggregate of 35% of the principal amount of the Notes originally issued at a redemption price equal to 109.875% of the principal amount thereof plus accrued interest to the redemption date. The Notes are redeemable at the option of the Company, in whole or in part, at the redemption prices of 104.9375%, 102.46875% and 100%, on or after June 30, 2000, 2001 and 2002, respectively, plus accrued interest to the date of redemption.
Concurrent with the issuance of the Notes, the Company through its wholly owned subsidiary, Salton Sea Funding Corporation ("Funding Corporation"), completed a sale to institutional buyers of $475,000 principal amount of Salton Sea Notes and Bonds, which are nonrecourse to the Company. The Funding Corporation debt securities were offered in three tranches as follows:

$232,750 6.69% Senior Secured Series A Notes
         Due May 30, 2000
$133,000 7.37% Senior Secured Series B Bonds
         Due May 30, 2005
$109,250 7.84% Senior Secured Series C Bonds
         Due May 30, 2010

The net proceeds of the Notes and the Salton Sea Notes and Bonds were used to
(a) recapitalize Magma and the related Merger Facilities (b) refinance approximately $102,000 of existing indebtedness of the Salton Sea Project, and (c) finance the Salton Sea Unit IV in the amount of $115,000. Pursuant to the Depositary Agreement, Funding Corporation established a debt service reserve fund in the form of a letter of credit in the initial amount of $50,000 from which scheduled interest and principal payments can be made.

The Company is actively seeking to develop, construct, own and operate new power and infrastructure projects utilizing geothermal and other technologies, both domestically and internationally, the completion of any of which is subject to substantial risk. Development can require the Company to expend significant sums for preliminary engineering, field development, permitting, legal and other financing related costs. The Company's future growth is dependent, in large part, upon the demand for significant amounts of additional electrical generating capacity and the Company's ability to obtain contracts to supply portions of this capacity. There can be no assurance that development, financing or construction efforts on any particular project, or the Company's efforts generally, will be successful.

The Company believes that the international independent power market holds the majority of new opportunities for financially attractive private power development in the next several years. The financing, construction and development of projects outside the United States entail significant political and financial risks (including, without limitation, uncertainties associated with first time privatization efforts in the countries involved, currency exchange rate fluctuations, currency repatriation restrictions, political instability, civil unrest and expropriation) and other structuring issues that have the potential to cause substantial delays or material impairment of value to the project being developed, which the Company may not be fully capable of insuring against. The uncertainty of the legal environment in certain foreign countries in which the Company may develop or acquire projects could make it more difficult for the Company to enforce its rights under agreements relating to such projects. In addition, the laws and regulations of certain countries may limit the ability of the Company to hold a majority interest in some of the projects that it may develop or acquire. The Company's international projects may, in certain cases, be terminated by a government.

In 1995, the Company has commenced development of and has obtained financing for the Casecnan Project, a multipurpose irrigation and hydroelectric power facility with a rated capacity of approximately 150 net MW located on the island of Luzon in the Philippines. The total project cost for the facility is approximately $495,000. The current capital structure consists of term loans of $371,500 and $123,836 in equity contributions. The Company's portion of the contributed equity is $61,918.

The project is structured as a 20 year BOOT, in which the Company's indirect subsidiary CE Casecnan Water and Energy Company, Inc., a Philippine corporation, will be responsible as the BOOT operator. The fixed price, date-certain turnkey contractors consist of Hanbo Corporation and You One Engineering & Construction Co., Ltd. of South Korea.

Additionally in 1995, the Company has commenced construction of an additional 40 net MW electric generating facility (the "Salton Sea Unit IV") in the Imperial Valley pursuant to an amended and restated 30-year power purchase agreement with Edison. The Salton Sea Unit IV has a target completion date of July 1996 and an estimated capital construction cost of $135,000. As of December 31, 1995, the Company has invested $64,935 in the Salton Sea Unit IV.

In April 1994, the Company closed the financing for the 119 net MW Upper Mahiao geothermal power project located in the Philippines. The total project cost for the facility is approximately $218,000. The Company will supply approximately $56,000 of equity and project debt financing will constitute the balance of approximately $162,000. A syndicate of international commercial banks is providing the construction financing. The Export-Import Bank of the U.S. ("Ex-Im Bank") is providing political risk insurance to the commercial banks on the construction loan and will provide the preponderance of project term financing upon satisfaction of conditions associated with commercial operation. As of December 31, 1995, draws on the construction loan totalled $134,619, and the Company has invested $51,137. The Overseas Private Investment Corporation ("OPIC") is providing political risk insurance on the equity investment by the Company in this project. The Upper Mahiao project commenced construction in April of 1994, and is expected to be in service in July of 1996. The project is structured as a ten year Build-Own-Operate-Transfer ("BOOT"), in which the Company's subsidiary CE Cebu Geothermal Power Company, Inc., the project company, will be responsible for implementing construction of the geothermal power plant and, as owner, for providing operations and maintenance during the ten year BOOT period. The electricity generated by the Upper Mahiao geothermal power plant will be sold to the Philippine National Oil Company-Energy Development Corporation ("PNOC-EDC"), which is also responsible for supplying the facility with the geothermal steam. After a ten year cooperation period, and the recovery by the Company of its capital investment plus incremental return, the plant will be transferred to PNOC-EDC at no cost. Ormat Inc. of Sparks, Nevada is the turnkey contractor for the project.

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

In August 1994, the Company closed the financing for the 165 net MW Mahanagdong project located in the Philippines. The total project cost for the facility is approximately $320 million. The capital structure consists of a term loan of $240 million and approximately $80 million in equity contributions. OPIC and a consortium of commercial lenders led by Bank of America NT&SA is providing the construction debt financing facility. The debt provided by the commercial lenders is insured against political risk by the Ex-Im Bank. Ten-year term debt financing (which will replace the construction debt) will be provided by Ex-Im Bank and by OPIC. The Mahanagdong project has commenced construction and as of December 31, 1995, the Company's proportionate share of draws on the construction loan totalled $39,716 and equity investments made by a subsidiary of the Company totalled $29,604. OPIC is providing political risk insurance on the equity. The Mahanagdong project has begun construction and is targeted for service in July, 1997. As with the Upper Mahiao project, the Mahanagdong project is structured as a ten-year BOOT, in which the Company will be responsible for implementing construction of the geothermal power plant and, as owner, for providing operations and maintenance for the ten year BOOT period. After a ten year cooperation period, and the recovery by the Company of its capital investment plus incremental return, the plant will be transferred to PNOC-EDC at no cost. The Mahanagdong project will be built, owned and operated by CE Luzon Geothermal Power Company, Inc., a Philippine corporation, that is expected to be owned post-completion as follows: 45% by the Company, 45% by Kiewit, and up to 10% by another industrial company. The turnkey contractor consortium consists of Kiewit Construction Group, Inc. (with an 80% interest) and CE Holt Co., a wholly owned subsidiary of the Company (with a 20% interest).

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

In December 1994, financing was closed and construction commenced on the Malitbog Project, a 216 net MW geothermal project, which will be located on the island of Leyte. The Malitbog Project will be built, owned and operated by Visayas Geothermal Power Company ("VGPC"), a Philippine general partnership that is wholly owned, indirectly, by the Company. VGPC will sell 100% of its capacity on substantially the same basis as described above for the Upper Mahiao Project to PNOC-EDC, which will in turn sell the power to NAPOCOR.

The Malitbog Project has a total project cost of approximately $280 million, including interest during construction and project contingency costs. Credit Suisse and OPIC have provided a total of $210 million of construction and term loan facilities, the $135 million international commercial bank portion of which is supported by political risk insurance from OPIC. As of December 31, 1995, draws on the construction loan totalled $36,863, the equity investments made by subsidiaries of the Company totalled $70,000 and advances by subsidiaries of the Company totalled $2,820. The advances will be repaid by draws on the construction loan. The Company's equity contribution to VGPC of $70,000 is covered by political risk insurance from OPIC and the Multilateral Investment Guarantee Agency ("MIGA"). As with the Upper Mahiao project, the Malitbog project is structured as a BOOT, in which the Company will be responsible for implementing construction of the geothermal power plant and, as owner, for providing operations and maintenance for the ten year BOOT period. After a ten year cooperation period, and the recovery by the Company of its capital investment plus incremental return, the plant will be transferred to PNOC-EDC at no cost.

The Malitbog Project is being constructed by Sumitomo Corporation pursuant to a fixed-price, date-certain, turnkey supply and construction contract. Construction of the facility has begun, with commercial operation of Unit 1 scheduled to commence in July 1996 and commercial operation of Unit 2 and Unit 3 scheduled to commence in July 1997.

Magma is seeking new long-term final SO4 power purchase agreements in southern California through the bidding process adopted by the CPUC under its 1992 Biennial Resource Plan Update ("BRPU"). In its 1992 BRPU, the CPUC cited the need for an additional 9,600 MW of power production through 1999 among California's three investor-owned utilities, Edison, SDG&E and Pacific Gas and Electric Company (collectively, the "IOUs"). Of this amount, 275 MW was set aside for bidding by independent power producers (such as Magma) utilizing renewable resources. Pursuant to an order of the CPUC dated June 22, 1994 (confirmed on December 21, 1994), Magma was awarded 163 net MW for sale to Edison (69 net MW) and SDG&E (94 net MW), with in-service dates in 1997 and 1998. However, the IOUs have to date challenged and may continue to challenge the order and there can be no assurance that power sales contracts will be executed or that any such projects will be completed.

In light of the regulatory uncertainty concerning the BRPU awards resulting from such IOU challenges, in March 1995 Magma entered into a settlement agreement with Edison relating to the 69 net MW of capacity awarded to Magma as a winning bidder in the BRPU solicitation. The agreement (which is subject to CPUC approval) provides for three lump sum termination payments in lieu of signing a power sales contract with Edison for the 69 net MW of BRPU capacity. The amount of the termination payments is subject to a confidentiality agreement but provides Edison's ratepayers with very significant savings when compared to payments that would otherwise be made to Magma over the life of the proposed BRPU power sales contract.

The agreement also provides Edison with an option, which can be exercised until February 1, 2002, to negotiate a power sales contract for 69 net MW of geothermal capacity and energy on commercially reasonable prices and terms, without giving effect to termination payments previously paid.

Inflation has not had a substantial impact on the Company's operating revenues and costs; energy payments for electricity for the Coso Project, Partnership Project, Salton Sea II and Salton Sea III will continue to be based upon scheduled rates and are not adjusted for inflation through the initial ten-year period of each power purchase agreement.

CONSOLIDATED BALANCE SHEETS
as of December 31, 1995 and December 31, 1994 dollars and shares in thousands, except per share amounts


ASSETS                                                                                 1995               1994

Cash and investments                                                             $    72,114           $254,004
Joint venture cash and investments (Note 9)                                           77,590             54,087
Restricted cash (Notes 3, 7, 9 and 10)                                               149,227            131,775
Short-term investments                                                                34,190             50,000
Accounts receivable                                                                   57,909             28,272
Due from Joint Ventures                                                               27,273                ---
Properties, plants, contracts and equipment,
 net (Notes 5, 7, 9 and 10)                                                        1,778,589            561,643
Notes receivable - Joint Ventures (Note 19)                                           14,254             12,627
Excess of cost over fair value of net assets
   acquired, net (Note 3)                                                            302,288                ---
Equity investment in Casecnan (Note 8)                                                60,815                ---
Deferred charges and other assets                                                     79,789             38,737


   Total assets                                                                   $2,654,038         $1,131,145


LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
Accounts payable                                                                   $   6,638           $  1,679
Other accrued liabilities                                                             87,892             42,658
Project finance loans (Note 9)                                                       257,933            233,080
Construction loans (Note 10)                                                         211,198             31,503
Senior discount notes (Note 11)                                                      477,355            431,946
Salton Sea notes and bonds (Note 5)                                                  452,088                ---
Limited recourse senior securednotes (Note 5)                                        200,000                ---
Convertible subordinated debentures (Note 12)                                        100,000            100,000
Convertible debt (Note 13)                                                            64,850                ---
Deferred income taxes (Note 14)                                                      226,520             26,568
Due to Joint Venture                                                                     ---                269


   Total liabilities                                                               2,084,474            867,703


Deferred income (Note 7)                                                              26,032             19,851


Commitments and contingencies (Notes 6 and 18)
Redeemable preferred stock (Note 13)                                                     ---             63,600


Stockholders' equity (Notes 13, 15, 16, and 17):
Preferred stock - authorized 2,000 shares,
   no par value (Note 15)                                                                ---                ---
Common stock - par value $0.0675 per share,
   authorized 80,000 and 60,000 shares, issued
   50,680 and 35,649 shares, outstanding 50,593
   and 31,849 shares                                                                   3,421              2,407
Additional paid in capital                                                           343,406            100,421
Retained earnings                                                                    205,059            142,937
Treasury stock - 87 and 3,800 common shares at cost                                   (1,348)           (65,774)
Unearned compensation - restricted stock (Note 16)                                    (7,006)               ---


   Total stockholders' equity                                                        543,532            179,991


   Total liabilities and stockholders' equity                                     $2,654,038          $1,131,145


The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
for the three years ended December 31, 1995 dollars and shares in thousands, except per share amounts

                                                                          1995               1994        1993

Revenue:
Sales of electricity and steam                                          $335,630           $154,562      $132,059
Royalty income                                                            19,482                ---           ---
Interest and other income                                                 43,611             31,292        17,194


   Total revenues                                                        398,723             185,854      149,253


Cost and expenses:
Plant operations                                                          79,294             33,015         25,362
General and administration                                                23,376             13,012         13,158
Royalties                                                                 24,308              9,888          8,274
Depreciation and amortization                                             72,249             21,197         17,812
Loss on equity investment in Casecnan                                        362                ---            ---
Interest                                                                 134,637             62,837          30,205
Less interest capitalized                                                (32,554)            (9,931)         (6,816)


   Total expenses                                                        301,672            130,018          87,995


Income before provision for income taxes                                  97,051             55,836          61,258
Provision for income taxes (Note 14)                                      30,631             17,002          18,184


Income before change in accounting principal
  and extraordinary item                                                  66,420             38,834          43,074
Cumulative effect of change in accounting
  principal (Note 14)                                                        ---                ---           4,100
Extraordinary item (Note 20)                                                 ---             (2,007)            ---


Income before minority interest and
   preferred dividends                                                    66,420             36,827          47,174
Minority interest                                                          3,005                ---              ---


Net Income                                                                63,415             36,827          47,174
Preferred dividends                                                        1,080              5,010           4,630


Net income available to common stockholders                              $62,335            $31,817         $42,544


Income per share before change in accounting
  principal and extraordinary item                                         $1.25               $.95          $ 1.00


Cumulative effect of change in accounting
  principal (Note 14)                                                       ---                 ---             .11


Extraordinary item (Note 20)                                                ---                (.06)            ---


Net income per share - primary                                             $1.25              $ .89          $ 1.11


Net income per share - fully diluted                                       $1.18              $ .88           $1.09


Average number of shares outstanding - primary                            49,971             35,721          38,485


Fully diluted shares                                                      57,742             40,166          40,781


The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY for the three years ended December 31, 1995 dollars and shares in thousands



                                             Outstanding               Additional
                                             Common         Common     Paid-In      Retained   Treasury     Unearned
                                             Shares         Stock      Capital      Earnings    Stock     Compensation  Total

Balance December 31, 1992                     35,258      $ 2,380     $ 97,977     $ 68,407    $   ---    $    ---      $168,764
Exercise of stock options                        258           18          937          ---        ---         ---           955
Issuance of stock for purchase of
   The Ben Holt Co.                               87            6        1,551        ---          ---         ---         1,557
Purchase of treasury stock                      (157)         ---          ---        ---       (2,897)        ---        (2,897)
Preferred stock dividends, Series C,
   including cash distributions of $100          ---          ---          ---       (4,550)       ---         ---        (4,550)
Tax benefit from stock plan                      ---          ---          500          ---        ---         ---           500
Net income before preferred dividends            ---          ---          ---       47,174        ---         ---        47,174



Balance December 31, 1993                     35,446        2,404      100,965      111,031       (2,897)      ---       211,503
Exercise of stock options                         46            3          379          ---          ---       ---           382
Purchase of treasury stock                    (3,765)         ---          ---          ---      (65,119)      ---       (65,119)
Exercise of stock options from
   treasury stock                                 96          ---       (1,473)         ---        1,772       ---           299
Employee stock purchase plan issues
   from treasury stock                            26          ---         (122)         ---          470       ---           348
Preferred stock dividends, Series C,
   including cash distribution of $121           ---          ---          ---       (4,921)         ---       ---        (4,921)
Tax benefit from stock plan                      ---          ---          672          ---          ---       ---           672
Net income before preferred dividends            ---          ---          ---       36,827          ---       ---        36,827


Balance December 31, 1994                     31,849        2,407      100,421      142,937      (65,774)      ---       179,991
Equity offering                               18,170        1,004      240,825       56,801          ---       ---       298,630
Exercise of stock options                        102            7          303          ---          ---       ---           310
Restricted stock                                 500          ---          848          ---        8,652    (9,500)          ---
Amortization of unearned compensation            ---          ---          ---          ---          ---     2,494         2,494
Employee stock purchase plan issues               41            3          559          ---          ---       ---           562
Exercise of stock options from
   treasury stock                                 33          ---         (416)         ---          563       ---           147
Purchase of treasury stock                      (102)         ---          ---          ---       (1,590)      ---        (1,590)
Preferred stock dividends, Series C,
   including cash distribution of $43            ---          ---          ---       (1,293)         ---       ---        (1,293)
Tax benefit from stock plan                      ---          ---          866          ---          ---       ---           866
Net income before preferred dividends            ---          ---          ---       63,415          ---       ---        63,415


Balance December 31, 1995                     50,593      $ 3,421     $343,406     $205,059      $(1,348)  $(7,006)     $543,532


The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three years ended December 31, 1995 dollars in thousands

                                                                             1995           1994          1993

Cash flows from operating activities:
Net incom                                                                    $ 63,415       $ 36,827      $ 47,174
Adjustments to reconcile net cash flow from operating activities:
     Depreciation and amortization                                              5,244         21,197        17,812
     Amortization of excess of cost over fair value
       of net assets acquired                                                   7,005            ---           ---
     Amortization of original issue discount                                   45,409         31,946           ---
     Amortization of deferred financing costs                                   8,979          1,687         1,013
     Amortization of unearned compensation                                      2,494            ---           ---
     Provision for deferred income taxes                                       13,983          8,258         3,098
     Loss on equity investment in Casecnan                                        362            ---           ---
     Expense of previously deferred financing costs                               ---            198           ---
     Changes in other items:
       Accounts receivable                                                        213         (6,614)       (5,486)
       Accounts payable and other accrued liabilities                           3,838         23,864          (784)
       Deferred income                                                          6,181           (437)         (876)
       Income tax payable                                                       2,084         (4,500)        4,000
       Other assets                                                               ---             ---         (177)


     Net cash flows from operating activities                                 219,207        112,426        65,774


Cash flows from investing activities:
Capital expenditures relating to power plants
  and development of existing projects                                        (25,884)       (37,717)      (26,860)
Acquisition of equipment                                                       (1,236)          (361)       (1,104)
Purchase of Magma, net of cash acquired                                      (907,614)        (3,043)          ---
Upper Mahiao - construction in progress                                      (140,350)       (48,554)          ---
Mahanagdong - construction in progress                                        (55,117)       (21,443)          ---
Malitbog - construction in progress                                           (94,188)           ---           ---
Investment in Casecnan                                                        (61,177)           ---           ---
Other international development                                                (8,973)        (2,445)          ---
Salton Sea Expansion                                                          (62,430)           ---           ---
Pacific Northwest, Nevada, and Utah exploration costs                         (10,445)        (8,493)      (19,060)
Decrease (increase) in short-term investment                                   80,565        (50,000)          ---
Decrease (increase) in restricted cash                                        (17,452)       (83,670)       14,409
Decrease (increase) in other investments and assets                            14,519          1,847           941
Yuma-construction in progress                                                     ---            ---       (40,167)
Tansmission line deposit                                                          ---            ---         7,684


     Net cash flows from investing activities                              (1,289,782)      (253,879)      (64,157)


Cash flows from financing activities:
Proceeds from sale of common and treasury stock
     and exercise of stock options                                            299,649          1,580         2,912
Proceeds from Salton Sea notes and bonds                                      475,000            ---           ---
Proceeds from limited recourse senior secured notes                           200,000            ---           ---
Proceeds from merger facility                                                 500,000            ---           ---
Recapitalization of merger facility                                          (500,000)           ---           ---
Repayment of project loans                                                   (153,752)       (13,800)      (16,724)
Construction loans                                                            179,695         31,503           ---
Repayment of Salton Sea notes and bonds                                       (22,912)           ---           ---
Deferred charges relating to debt financing                                   (34,733)       (11,905)       (2,582)
Decrease (increase) in amounts due from Joint Ventures                        (29,169)           316        (3,146)
Purchase of treasury stock                                                     (1,590)       (65,119)       (2,897)
Proceeds from issue of Senior Discount Note                                       ---        400,000           ---
Proceeds from issue of convertible subordinated debentures                        ---            ---       100,000
Defeasance of senior notes                                                        ---        (35,730)          ---

     Net cash flows from financing activities                                 912,188        306,845        77,563

Net increase (decrease) in cash and investments                              (158,387)       165,392        79,180

Cash and investments at beginning of period                                   308,091        142,699        63,519

Cash and investments at end of period                                        $149,704       $308,091      $142,699

Interest paid (net of amounts capitalized)                                   $ 50,840       $ 12,624       $20,136

Income taxes paid                                                            $ 14,812       $  4,926        $6,819


The accompanying notes are an integral part of these financial statements.

NOTES to Consolidated Financial Statements
For the Three Years Ended December 31, 1995
Dollars and Shares in Thousands, Except Per Share Amounts

1.     Business

CalEnergy Company, Inc. (the "Company"), formerly California Energy Company, Inc., was formed in 1971. It is primarily engaged in the development of geothermal resources and conversion of such resources into electrical power and steam for sale to electric utilities, and the development and operation of other environmentally responsible forms of power generation.

The Company has organized several partnerships and joint ventures (herein referred to as Coso Joint Ventures) in order to develop geothermal energy at the China Lake Naval Air Weapons Station, Coso Hot Springs, China Lake, California. Collectively, the projects undertaken by these Coso Joint Ventures are referred to as the Coso Project. The Company is the operator and holds interests between 46.4% and 50% in the Coso Joint Ventures after payout. Payout is achieved when a Coso Joint Venture has returned the initial capital to the Coso Joint Venturers. In addition, the Company is developing geothermal resources in Northern California and Oregon (collectively the Pacific Northwest). In January 1991, the Company acquired a power plant and an interest in steam fields in Nevada and Utah (See Note 7). In 1992, the Company entered into the natural gas-fired electrical generation market through the purchase of a development opportunity in Yuma, Arizona. Commercial operation of the Yuma project commenced in late May 1994. In 1993, the Company started developing a number of international power project opportunities where private power generating programs have been initiated, including the Philippines and Indonesia. In addition, in January 1995, the Company acquired approximately 51% of Magma Power Company ("Magma") and completed the acquisition in February 1995 by acquiring the remaining percentage of approximately 49% of Magma Common Stock. Magma's operating assets include four projects referred to as the Partnership Project of which Magma has a 50% interest, the Salton Sea Project of which Magma owns 100% and certain royalties received from the Partnership Project and other non related projects (See Note 3).

2.     Summary of Significant Accounting Policies

The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries, and its proportionate share of the joint ventures in which it has invested. All significant inter-enterprise transactions and accounts have been eliminated.

Investments and Restricted Cash

Investments other than restricted cash are primarily commercial paper and money market securities. The restricted cash balance includes such securities and mortgage backed securities, and is mainly composed of amounts deposited in restricted accounts from which the Company will source its equity contribution requirements relating to the Upper Mahiao, Mahanagdong, Malitbog, Salton Sea Unit IV projects and of the Coso Joint Ventures' and Partnership Project's debt service reserve funds. The debt service reserve funds are legally restricted to their use and require the maintenance of specific minimum balances.

Effective January 1, 1994, the Company adopted the provisions of Statement of Financial Accounting Standards No. 115 ("SFAS 115") "Accounting for Certain Investments in Debt and Equity Securities." Adoption of SFAS 115 had no material effect on the Company's individual or combined financial position or results of operations. In accordance with the provisions of SFAS 115, the Company classifies its investments, and accounts for changes in fair value, as follows:

- Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.

- Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

- Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of stockholders' equity.

At December 31, 1995, all of the Company's investments are classified as held-to-maturity and are accounted for at their amortized cost basis. The carrying amount of the investments approximates the fair value based on quoted market prices as provided by the financial institution which holds the investments.

Well, Resource Development and Exploration Costs

The Company follows the full cost method of accounting for costs incurred in connection with the exploration and development of geothermal resources. All such costs, which include dry hole costs and the cost of drilling and equipping production wells and directly attributable administrative and interest costs, are capitalized and amortized over their estimated useful lives when production commences. The estimated useful lives of production wells are ten to twenty years depending on the characteristics of the underlying resource; exploration costs and development costs, other than production wells, are generally amortized over the weighted average remaining term of the Company's power and steam purchase contracts. For purposes of current period visibility and disclosure, all such costs are identified in the Consolidated Statements of Cash Flows as they are incurred.

Deferred Well and Rework Costs

Well rework costs are deferred and amortized over the estimated period between reworks. These deferred costs of $7,086 and $733 at December 31, 1995 and 1994, respectively, are included in other assets.

Properties, Plants, Contracts, Equipment and Depreciation

The cost of major additions and betterments are capitalized, while replacements, maintenance, and repairs that do not improve or extend the lives of the respective assets are expensed.

Depreciation of the operating power plant costs, net of salvage value, is computed on the straight-line method over the estimated useful lives, resulting in a composite rate of depreciation of approximately 2.67% per annum. Depreciation of furniture, fixtures and equipment, which are recorded at cost, is computed on the straight-line method over the estimated useful lives of the related assets, which range from three to ten years.

The Magma acquisition by the Company has been accounted for as a purchase business combination pursuant to the principles of APB Opinion No. 16 "Business Combinations." In applying APB No. 16, all identifiable assets acquired and liabilities assumed were assigned a portion of the cost of acquiring Magma, equal to their fair values at the date of the acquisition and include the following:

Power sales agreements are amortized separately over (1) the remaining portion (1 to 5 years) of the scheduled price periods of the power sales agreements and (2) the 20 year avoided cost periods of the power sales agreements using the straight-line method.

Mineral reserves are amortized on the units of production method.

Process licenses and related technologies are amortized using the straight-line method over the estimated useful life of the license.

Total acquisition costs in excess of the fair values assigned to the net assets acquired are amortized over a 40 year period using the straight line method.

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

Revenue Recognition

Revenues are recorded based upon service rendered and electricity and steam delivered to the end of the month. See Note 7 for contractual terms of power sales agreements. Royalties contractually payable to the Company by the Partnership Project are recorded on an accrual basis, net of the Company's 50% share of the corresponding partnership project expense. Royalties earned from providing geothermal resources to power plants operated by other geothermal power producers are recorded on an accrual basis.

Deferred Income Taxes

On January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109 ("SFAS 109"), "Accounting for Income Taxes." The adoption of SFAS 109 changes the Company's method of accounting for income taxes from the deferred method as required by Accounting Principles Board Opinion No. 11 to an asset and liability approach.

Fair Values of Financial Instruments

The following methods and assumptions were used by the Company in estimating fair values of financial instruments as discussed herein. Fair values have been estimated based on quoted market prices for debt issues listed on exchanges. Fair values of financial instruments that are not actively traded are based on market prices of similar instruments and/or valuation techniques using market assumptions. Although management uses its best judgement in estimating the fair value of these financial instruments, there are inherent limitations in any estimation technique. Therefore, the fair value estimates presented herein are not necessarily indicative of the amounts which the Company could realize in a current transaction.

The Company assumes that the carrying amount of short-term financial instruments approximates their fair value. For these purposes, short-term is defined as any item that matures, reprices, or represents a cash transaction between willing parties within six months or less of the measurement date.

Net Income per Common Share

Primary and fully diluted earnings per common share are based on the weighted average number of common and dilutive common equivalent shares outstanding during the period computed using the treasury stock method. Fully diluted earnings per share also assumes the conversion of the Convertible Subordinated Debentures into 4,444 common shares at a conversion price of $22.50 per share (even though the common share price was $19.50 at December 31, 1995) and the exercise of all dilutive stock options outstanding at their option prices, with the option exercise proceeds used to repurchase shares of common stock at the ending market price for fully diluted earnings per share. For primary earnings per share, shares of common stock are assumed to be repurchased at the average price for the period.

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

Reclassification

Certain amounts in the fiscal 1994 and 1993 financial statements and supporting footnote disclosures have been reclassified to conform to the fiscal 1995 presentation. Such reclassification did not impact previously reported net income or retained earnings.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.     Purchase of Magma Power Company

On January 10, 1995, the Company acquired approximately 51% of the outstanding shares of common stock of Magma Power Company (the "Magma Common Stock") through a cash tender offer (the "Magma Tender Offer") and completed the Magma acquisition on February 24, 1995 by acquiring the approximately 49% of the outstanding shares of Magma Common Stock not owned by the Company through a merger. Magma is engaged in independent power operations similar to those of the Company. The results of operations of the Company include the results of operations of Magma from January 10, 1995, to December 31, 1995 adjusted for the Company's percentage ownership during that time period.

The Magma acquisition has been accounted for as a purchase business combination pursuant to the principles of APB Opinion No. 16 "Business Combinations." In applying APB No. 16, all identifiable assets acquired and liabilities assumed were assigned a portion of the cost of acquiring Magma, equal to their fair values at the date of the acquisition. The total cost of the acquisition was allocated as follows:

Cash                                                     $  62,116
Operating facilities and project cash                      291,365
Power sales agreements                                     173,730
Mineral reserves                                           160,768
Construction in progress                                    93,174
Process license and other                                   39,304
Excess of cost over fair value of net assets
   acquired, net of deferred taxes of $168,914             137,455

                                                          $957,912


The fair value of operating facilities, net of salvage value, and exploration and development cost is depreciated using the straight-line method over the remaining portion (approximately 24 years) of the original 30 year life.

Power sales agreements have been assigned values separately for each of (1) the remaining portion (1 to 5 years) of the scheduled price periods of the power sales agreements; (2) the 20 year avoided cost periods of the power sales agreements, and are being amortized separately over such periods using the straight line method; and (3) the 163 net MW BRPU Award for which the related plants will either be constructed or the contract rights will be bought out; amortization of such values has been deferred until the plants have been constructed and production commences or the buyout proceeds have been applied against such values.

The Salton Sea reservoir contains commercial quantities of extractable minerals. The fair value has been allocated to mineral reserves which was based on the estimated net cash flows generated from producing such minerals. The fair value assigned to the mineral reserves will be amortized on the units of production method upon commencement of commercial production.

Fair value has been assigned to contracts for which the plants are presently under construction and energy production is not expected to commence before 1996. Accordingly, revenues, period operating costs, depreciation of the remaining capital costs to be incurred for the completion of such facilities and amortization of this acquisition cost are not presently included in the Company's statements of operations.

A process license was allocated fair value which represents the economic benefits expected to be realized from the installation of the license and related technology at the Imperial Valley. The fair value assigned to the process license is being amortized using the straight-line method over the remaining estimated useful life of the license. Deferred finance costs are being amortized using the level yield method over the term of the related debt.

Total acquisition costs in excess of the fair values assigned to the net assets acquired is amortized over a 40 year period using the straight-line method.

The Magma Tender Offer was financed with a $245,600 facility from Credit Suisse (the "Tender Facility"). Loans under the Tender Facility were made to the Company on a nonrecourse basis, secured by the Magma stock acquired, and the Company lent the proceeds of such loans to Magma in exchange for a secured term note from Magma (the "Tender Note"). The loans under the Tender Facility were repaid from funds received from the Merger Facilities, described below.

Secured bank financing in the amount of $500,000 was provided by Credit Suisse (the "Merger Facilities") on specified terms and subject to customary conditions. Such funds, together with the net proceeds of a public equity offering (see Note 4) and general corporate funds of the Company, were used to complete the Magma acquisition.

In July 1995, the Company recapitalized Magma and the related Merger Facilities from proceeds received through the issuance of notes and bonds as described in Note 5.

Unaudited proforma combined revenue, net income and primary earnings per share of the Company and Magma for the twelve months ended December 31, 1995 and 1994, as if the acquisition had occurred at the beginning of 1994 after giving effect to certain proforma adjustments related to the acquisition were $400,648, $62,367 and $1.18, compared to $368,276, $30,978 and $.57, respectively.

4.     Equity Offering

Simultaneous with the acquisition of the remaining equity interest of Magma on February 24, 1995, the Company completed a public offering (the "Offering") of 18,170 shares of common stock, which amount included a direct sale by the Company to Peter Kiewit Sons, Inc. of 1,500 shares and the exercise of underwriter over-allotment options for 1,500 shares, at a price of $17.00 per share. The Company received net proceeds of $300,388 from the Offering.

5.     Debt Offerings

On July 21, 1995 the Company issued $200,000 of 9 7/8% Limited Recourse Senior Secured Notes Due 2003 (the "Notes"). Interest on the Notes is payable on June 30 and December 30 of each year, commencing December 1995. The Notes are secured by an assignment and pledge of 100% of the outstanding capital stock of Magma and are recourse only to such Magma capital stock, the Company's interest in a secured Magma note and general assets of the Company equal to the Restricted Payment Recourse Amount (as defined in the Note Indenture).

At any time or from time to time on or prior to June 30, 1998, the Company may, at its option, use all or a portion of the net cash proceeds of a Company equity offering (as defined in the Note Indenture) and shall at any time use all of the net cash proceeds of any Magma equity offering (as defined in the Note Indenture) to redeem up to an aggregate of 35% of the principal amount of the Notes originally issued at a redemption price equal to 109.875% of the principal amount thereof plus accrued interest to the redemption date. On or after June 30, 2000, the Notes are redeemable at the option of the Company, in whole or in part, initially at a redemption price of 104.9375% declining to 100% on June 30, 2002 and thereafter, plus accrued interest to the date of redemption.

Concurrent with the issuance of the Notes, the Company through its wholly owned subsidiary, Salton Sea Funding Corporation ("Funding Corporation"), completed a sale to institutional buyers of $475,000 principal amount of Salton Sea Notes and Bonds, which are nonrecourse to the Company. These debt securities were rated Baa3 by Moody's and BBB- by Standard & Poor's. The Funding Corporation debt securities were offered in three tranches as follows:

$232,750 6.69% Senior Secured Series A Notes
   Due May 30, 2000
$133,000 7.37% Senior Secured Series B Bonds
   Due May 30, 2005
$109,250 7.84% Senior Secured Series C Bonds
   Due May 30, 2010

The Salton Sea Notes and Bonds are secured by the Company's three existing Salton Sea plants, the 40 net MW Salton Sea Unit IV plant as well as an assignment of the right to receive various royalties payable to Magma in connection with its Imperial Valley properties and distributions from the Partnership Project. In connection with the Salton Sea debt issuance, the Company has, subject to certain conditions, committed to fund any costs of construction in connection with the construction of the Salton Sea Unit IV project over and above the initial budgeted amount of $135,000 in the event such budgeted amount is insufficient to cause substantial completion of the expansion project prior to January 1, 1998.

Each of the Company's direct or indirect subsidiaries is organized as a legal entity separate and apart from the Company and its other subsidiaries. It should not be assumed that any asset of any such subsidiary will be available to satisfy the obligations of the Company or any of its other such subsidiaries; provided, however, that unrestricted cash or other assets which are available for distribution may, subject to applicable law and the terms of financing arrangements of such parties, be advanced, loaned, paid as dividends or otherwise distributed or contributed to the Company or affiliates thereof. Substantially all of the assets of each subsidiary listed below (except Vulcan/BN Geothermal Power Company and certain other subsidiaries involved in project financing activities) have been encumbered to secure obligations owed to the creditors of such subsidiary:

Fish Lake Power Company
Salton Sea Brine Processing L.P.
Salton Sea Power Generation L.P.
Vulcan Power Company
CalEnergy Operating Company
Salton Sea Funding Corporation
Salton Sea Power Company
Salton Sea Royalty Company
Vulcan/BN Geothermal Power Company
Del Ranch, L.P.
Elmore, L.P.
Leathers, L.P.

The net proceeds of the Notes and the Salton Sea Notes and Bonds were used to
(a) recapitalize Magma and the related Merger Facilities (b) refinance approximately $102,000 of existing indebtedness of the Salton Sea Projects, and (c) provide funding for the Salton Sea Unit IV in the amount of $115,000. Pursuant to the Depositary Agreement, Funding Corporation established a debt service reserve fund in the form of a letter of credit in the initial amount of $50,000 from which scheduled interest and principal payments can be made.

Annual repayment of the Notes and the Salton Sea Notes and Bonds for the years beginning January 1, 1996 are as follows:

1996                                                  $48,106
1997                                                   64,378
1998                                                   74,938
1999                                                   35,108
2000                                                   19,572
Thereafter                                            409,986

                                                     $652,088


6.     Interest Rate Swap Agreements

In January 1993, the Coso Joint Ventures entered into five year deposit interest rate swap agreements. The subject deposits represent debt service reserves established in conjunction with refinancing the Coso Joint Ventures loans through Coso Funding Corp. The deposit interest rate swaps effectively convert interest earned on the debt service reserve deposits from a variable rate to a fixed rate, in order to match the nature of the interest rate on the borrowings used to fund the debt service reserve deposits. The Company's proportion of the deposit amount of $25,056 included in restricted cash and investments accretes annually to a maximum amount of approximately $29,300 in 1997. Under the agreements, which mature on January 11, 1998, the Coso Joint Ventures make semi-annual payments to the counter party at variable rates based on LIBOR, reset and compounded every three months, and in return receive payments based on a fixed rate of 6.34%. The effective LIBOR rate ranged from 5.6875% to 6.375% during 1995 and was 5.9375% at December 31, 1995. The counter party to these agreements is a large multi-national financial institution.

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

7.     Properties, Plants, Contracts and Equipment

Properties, plants, contracts and equipment comprise the following at December 31:

                                                                                   1995              1994
Operating project costs:
Power plants                                                                     $623,778          $314,027
Wells and resource development                                                    271,242           174,651
Power sales agreements                                                            185,749               ---
 Licenses, equipment and other                                                     58,052             9,674
Wells and resource development in progress                                            465               434
Total operating facilities                                                      1,139,286           498,786
Less accumulated depreciation and amortization                                  (162,970)          (95,480)
Net operating facilities                                                          976,316           403,306
Mineral reserves                                                                  211,576            39,275
Construction in progress:
   Upper Mahiao                                                                   188,904            48,554
   Malitbog                                                                       146,735               ---
   Mahanagdong                                                                     76,560            21,443
   Salton Sea Unit IV                                                             108,769               ---
   Pacific Northwest geothermal development costs                                  58,311            46,620
   Other international development                                                 11,418             2,445


   Total                                                                       $1,778,589          $561,643


Coso Project Operating Facilities

The Coso Project operating facilities comprise the Company's proportionate share of the assets of three of its Joint Ventures; Coso Finance Partners
(Navy I Joint Venture), Coso Energy Developers (BLM Joint Venture), and Coso
Power Developers (Navy II Joint Venture).

Navy I Plant

The Navy I Plant consists of three turbines, of which one unit commenced delivery of firm power in August 1987, and the second and third units in December 1988. The 80 net MW Plant is located on land owned by and leased from the U.S. Navy to December 2009, with a 10 year extension at the option of the Navy. Under terms of the Navy I Joint Venture, profits and losses were allocated approximately 49% before payout of Units 2 and 3 and approximately
46.4% thereafter to the Company. As of December 31, 1994, payout had been reached on Units 2 and 3 of the Navy I Plant.

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

Navy II Plant

The Navy II Plant consists of three turbines, of which two units commenced delivery of firm power in January 1990, and the third in February 1990. The
80 net MW Plant is located on the southern portion of the Navy lands. Under terms of the Joint Venture, all profits, losses and capital contributions for Navy II are divided equally by the two partners.

Imperial Valley Project Operating Facilities

Magma currently operates seven geothermal power plants in the Imperial Valley in California. Four of these plants were developed by Magma and are owned by the partnerships in which Magma is the managing general partner and operator and owns 50% interests. The Partnership Project consists of the Vulcan, Hoch
(Del Ranch), Elmore, and Leather Partnerships. The remaining three plants which comprise the Salton Sea Project are wholly owned by subsidiaries of Magma and were purchased on March 31, 1993 from Union Oil Company of
California. These geothermal power plants consist of the Salton Sea I, Salton
Sea II and the Salton Sea III. The Partnership Project and the Salton Sea
Project are collectively referred to as the Imperial Valley Project. The Imperial Valley Project commencement dates and contract nameplates are as follows:

   Imperial Valley        Commencement                            Contract
   Plants                 Date                                    Nameplate


   Vulcan                 February 10, 1986                       34 MW
   Hoch (Del Ranch)       January 2, 1989                         38 MW
   Elmore                 January 1, 1989                         38 MW
   Leathers               January 1, 1990                         38 MW
   Salton Sea I           July 1, 1987                            10 MW
   Salton Sea II          April 5, 1990                           20 MW
   Salton Sea III         February 13, 1989                       49.8 MW

Significant Customer

All of the Company's sales of electricity from the Coso Project and Imperial
Valley Project, which comprise approximately 93% of 1995 electricity and steam revenues, are to Edison and are under long-term power purchase contracts.

The Coso Project and the Partnership Project sell all electricity generated by the respective plants pursuant to seven long-term SO4 Agreements between the project and Edison. These SO4 Agreements provide for capacity payments, capacity bonus payments and energy payments. Edison makes fixed annual capacity payments to the projects, and to the extent that capacity factors exceed certain benchmarks is required to make capacity bonus payments. The price for capacity and capacity bonus payments is fixed for the life of the SO4 Agreements. Energy is sold at increasing fixed rates for the first ten years of each contract and thereafter at Edison's Avoided Cost of Energy.

The fixed price periods of the Coso Project SO4 Agreements extend until at least August 1997, March 1999 and January 2000 for each of the units operated by the Navy I, BLM and Navy II Partnerships, respectively.

The fixed price periods of the Partnership Project SO4 Agreements extend until February 1996, December 1998, December 1998, and December 1999 for each of the Vulcan, Hoch (Del Ranch), Elmore and Leathers Partnerships, respectively.

The Company's SO4 Agreements provide for rates ranging from 11.4 cents per kWh in 1995 to 15.6 cents per kWh in 1999.

Salton Sea I sells electricity to Edison pursuant to a 30-year negotiated power purchase agreement, as amended (the "Salton Sea I PPA"), which provides for capacity and energy payments. The energy payment is calculated using a Base Price which is subject to quarterly adjustments based on a basket of indices. The time period weighted average energy payment for Unit 1 was 4.99 cents per kWh during 1995. As the Salton Sea I PPA is not an SO4 Agreement, the energy payments do not revert to Edison's Avoided Cost of Energy.

Salton Sea II and Salton Sea III sell electricity to Edison pursuant to 30-year modified SO4 Agreements that provide for capacity payments, capacity bonus payments and energy payments. The price for contract capacity and contract capacity bonus payments is fixed for the life of the modified SO4
Agreements. The energy payments for the first ten year period, which period expires in April 2000 and February 1999 are levelized at a time period weighted average of 10.6 cents per kWh and 9.8 cents per kWh for Salton Sea II and Salton Sea III, respectively. Thereafter, the monthly energy payments will be Edison's Avoided Cost of Energy. For Salton Sea II only, Edison is entitled to receive, at no cost, 5% of all energy delivered in excess of 80% of contract capacity through March 31, 2004.

For the year ended December 31, 1995, Edison's average Avoided Cost of Energy was 2.1 cents per kWh which is substantially below the contract energy prices earned for the year ended December 31, 1995. Estimates of Edison's future
Avoided Cost of Energy vary substantially from year to year. The Company cannot predict the likely level of Avoided Cost of Energy prices under the SO4 Agreements and the modified SO4 Agreements at the expiration of the scheduled payment periods. The revenues generated by each of the projects operating under SO4 Agreements could decline significantly after the expiration of the respective scheduled payment periods.

Royalty Expense

Royalty expense comprises the following for the years ended:

                                 1995              1994              1993


Navy I, Unit 1                  $ 1,622            $1,641            $1,556
Navy I, Units 2 and 3             3,394             3,174             2,924
BLM                               3,036             2,842             1,868
Navy II                           5,571             1,963             1,717
WSG                                 287               268               209
Vulcan                            1,207               ---               ---
Leathers                          1,968               ---               ---
Elmore                            1,713               ---               ---
Hoch (Del Ranch)                  1,932               ---               ---
Salton Sea 1 & 2                  1,147               ---               ---
Salton Sea 3                      2,431               ---               ---


   Total                        $24,308            $9,888            $8,274


The amount of royalties paid by Navy I to the U.S. Navy to develop geothermal energy for Navy I, Unit 1 on the lands owned by the Navy comprises (i) a fee payable during the term of the contract based on the difference between the amounts paid by the Navy to Edison for specified quantities of electricity and the price as determined under the contract (which currently approximates
73% of that paid by the Navy to Edison), and (ii) $25,000 payable in December
2009, of which the Company's share is $11,600. The $25,000 payment is secured by funds placed on deposit monthly, which funds, plus accrued interest, will aggregate $25,000. The monthly deposit is currently $50. As of December 31, 1995, the balance of funds deposited approximated $4,457, which amount is included in restricted cash and accrued liabilities.

Units 2 and 3 of Navy I and the Navy II power plants are on Navy lands, for which the Navy receives a royalty based on electric sales revenue at the initial rate of 4% escalating to 22% by the end of the contract in December
2019. The BLM is paid a royalty of 10% of the value of steam produced by the geothermal resource supplying the BLM Plant.

The Partnership Project pays royalties based on both energy revenues and total electricity revenues. Hoch (Del Ranch) and Leathers pay royalties of 5% of energy revenues and 1% of total electricity revenue. Elmore pays royalties of 5% of energy revenues. Vulcan pays royalties of 4.167% of energy revenues.

The Salton Sea Project's weighted average royalty expense in 1995 was approximately 3.4%. The royalties are paid to numerous recipients based on varying percentages of electrical revenue or steam production multiplied by published indices.

Yuma Project

During 1992, the Company acquired a development stage 50 net MW natural gas-fired cogeneration project in Yuma, Arizona (the "Yuma Project"). The Yuma
Project is designed to be a Qualifying Facility ("QF") under PURPA and to provide 50 net MW of electricity to San Diego Gas & Electric Company
("SDG&E") under an existing 30-year power purchase contract. The electricity is sold at SDG&E's Avoided Cost of Energy. The power is wheeled to SDG&E over transmission lines constructed and owned by Arizona Public Service Company
("APS"). An agreement for interconnection and a firm transmission service agreement have been executed between APS and the Yuma Project entity and have been accepted for filing by the Federal Energy Regulatory Commission.

The Yuma Project commenced commercial operation in May 1994. The project entity has executed steam sales contracts with an adjacent industrial entity to act as its thermal host in order to maintain its status as a QF, which is a requirement of its SDG&E contract. Since the industrial entity has the right under its contract to terminate the agreement upon one year's notice if a change in its technology eliminates its need for steam, and in any case to terminate the agreement at any time upon three years notice, there can be no assurance that the Yuma Project will maintain its status as a QF. However, if the industrial entity terminates the agreement, the Company anticipates that it will be able to locate an alternative thermal host in order to maintain its status as a QF or build a greenhouse at the site for which the Company believes it would obtain QF status. A natural gas supply and transportation agreement has been executed with Southwest Gas Corporation, terminable under certain circumstances by the Company and Southwest Gas Corporation.

Mineral Reserves - Nevada and Utah Properties

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

The property acquired from Chevron includes:

Roosevelt Hot Springs. The Company operates and owns an approximately 70%
interest in a geothermal steam field which supplies geothermal steam to a 23 net MW power plant owned by Utah Power & Light Company ("UP&L") located on the Roosevelt Hot Springs property under a 30-year steam sales contract. The
Company obtained approximately $20,317 cash under a pre-sale agreement with UP&L whereby UP&L paid in advance for the steam produced by the steam field.
The Company must make certain penalty payments to UP&L if the steam produced does not meet certain quantity and quality requirements.

Desert Peak. The Company is the owner and operator of a 10 net MW geothermal plant at Desert Peak, Nevada that is currently selling electricity to Sierra
Pacific Power Company ("Sierra") under a power sales agreement that expires
December 31, 1995 and that may be extended on a year-to-year basis as agreed by the parties. The December 31, 1995 price for electricity under this contract was 6.6 cents per kWh, comprising an energy payment of 2.1 cents per kWh (which is adjustable pursuant to an inflation-based index) and a capacity payment of 4.5 cents per kWh. The Company is currently selling power to Sierra at Sierra's Avoided Cost.

Pacific Northwest Geothermal Development Costs

In the Pacific Northwest, the Company has acquired leasehold rights and has performed certain geological evaluations to determine the resource potential of the underlying properties. Recovery of those costs is ultimately dependent upon the Company's ability to prove geothermal reserves and sell geothermal steam, or to obtain financing, build power plants, gain access to high voltage transmission lines, and sell the resultant electricity at favorable prices or, sell its leaseholds. In the opinion of management, the Company will be able to recover its development costs through the generation of electricity for sale. In September 1994, the Company executed the final Power
Purchase Agreements with Bonneville Power Administration ("BPA") and Eugene
Water and Electric Board ("EWEB") for a 30 MW geothermal pilot project planned to be constructed at the Newberry site near Bend, Oregon. The Company agreed to sell 20 net MW to BPA and 10 net MW to Eugene Water and Electric
Board ("EWEB") from the Newberry Project. In addition, BPA and EWEB together have an option to purchase up to an additional 100 net MW of production from the Newberry Project under certain circumstances. In a public-private development effort, the Company is responsible for development, permitting, financing, construction and operation of the project (which will be 100% owned by the Company), while EWEB will cooperate in the development efforts by providing assistance with government and community affairs and sharing in the development costs (up to 30%). The Newberry Project is currently expected to commence commercial operation in 1998. The power sales agreements provide that under certain circumstances the contracts may be utilized at an alternative location. Completion of the Newberry Project is subject to a number of significant uncertainties and cannot be assured.

SFAS 121

On January 1, 1996, the Company intends to adopt Statement of Financial
Accounting Standards No. 121 ("SFAS 121"), "Accounting for the Impairment of
Long-Lived Assets and for Long-Lived Assets to be Disposed Of." Management anticipates that the adoption of SFAS 121 will not have a material effect on the Company's financial statements.

8.     Equity Investment in Casecnan

The Company has a 35% ownership interest in the Casecnan Project, a multipurpose irrigation and hydroelectric power facility with a rated capacity of approximately 150 net MW located on the island of Luzon in the Philippines. The assets and liabilities of the Casecnan Project as of December 31, 1995 were $500,672 and $378,299 respectively.

9.     Project Loans

Project loans, which are nonrecourse to the Company, comprise the following at December 31:


                                                                  1995      1994

Coso Funding Corp. project loans with fixed interest rates
(weighted average interest rates of 8.29% and 8.13% at
December 31, 1995 and 1994, respectively) with scheduled
repayments through December 2001                                $203,226  $233,080

Partnership Project loans with variable interest rates
(weighted average interest rates of 6.44% at December 31,
1995) and scheduled repayments through September 2002             54,707       ---


   Total Project Loans                                          $257,933  $233,080


The Coso Funding Corp. project loans are from Coso Funding Corp. ("Funding Corp."). Funding Corp. is a single-purpose corporation formed to issue notes for its own account and as an agent acting on behalf of the Coso Project. On December 16, 1992, pursuant to separate credit agreements executed between Funding Corp. and each Coso Joint Venture the proceeds from Funding Corp.'s note offering were loaned to the Coso Project. The proceeds of $560,245 were used by the Coso Project to (i) purchase and retire project finance debt comprised of the term loans and construction loans in the amount of $424,500,
(ii) fund contingency funds in the amount of $68,400, (iii) fund debt service reserve funds in the amount of $40,000, and (iv) finance $27,345 of capital expenditures and transaction costs. The contingency fund and debt service reserve fund were required by the project loan agreements.

The contingency fund represented the approximate maximum amount, if any, which could theoretically have been payable by the Coso Project to third parties to discharge all liens of record and other contract claims encumbering the Coso Project's plants at the time of the project loans. The contingency fund was established in order to obtain investment-grade ratings to facilitate the offer and sale of the notes by Funding Corp., and such establishment did not reflect the Coso Project's view as to the merits or likely disposition of such litigation or other contingencies. On June 9, 1993, MPE and the Mission Power Group, subsidiaries of Edison Corp., and the Coso Project reached a final settlement of all of their outstanding disputes and claims relating to the construction of the Coso Project. As a result of the various payments and releases involved in such settlement, the Coso Project agreed to make a net payment of $20,000 to MPE from the cash reserves of the Coso Project contingency fund and MPE agreed to release its mechanics' liens on the Coso Project. After making the $20,000 payment, the remaining balance of the Coso Project contingency fund (approximately $49,300) was used to increase the Coso Project debt reserve fund from approximately $43,000 to its maximum fully-funded requirement of $67,900. The remaining $24,400 balance of contingency fund was retained within the Coso Project for future capital expenditures and for Coso Project debt service payments. Since the Coso Project debt service reserve is fully funded in advance, Coso Project cash flows otherwise intended to fund the Coso Project debt service reserve fund, subject to satisfaction of certain covenants and conditions contained in the Coso Joint Ventures' refinancing documents, may be available for distribution to the Company in its proportionate share.

The Funding Corp. project loans are collateralized by, among other things, the power plants, geothermal resource, debt service reserve funds, contingency funds, pledge of contracts, and an assignment of all such Coso Project's revenues which will be applied against the payment of obligations of each Coso Joint Venture, including the project loans. Each Coso Joint Venture's assets will secure only its own project loan, and will not be cross-collateralized with assets pledged under other Coso Joint Venture's credit agreements. The project loans are nonrecourse to any partner in the Coso Joint Ventures and Funding Corp. shall solely look to such Coso Joint Venture's pledged assets for satisfaction of such project loans. However, the loans are cross-collateralized by the available cash flow of each Coso Joint Venture. Each Coso Joint Venture after satisfying a series of its own obligations has agreed to advance support loans (to the extent of available cash flow and, under certain conditions, its debt service reserve funds) in the event revenues from the supporting Coso Joint Ventures are insufficient to meet scheduled principal and interest on their separate project loans.

Partnership Project loans include the Company's pro-rata share of the debt of the Del Ranch, Elmore, and Leathers partnerships and is nonrecourse to the Company and subsidiaries, however, it is collateralized by substantially all of the assets of these partnerships. A Secured Credit Agreement with a group of international banks, with Morgan Guaranty Trust Company ("Morgan") as the agent bank provides for direct bank loans at specified premiums over a choice of either the bank's prime rate, the London Interbank Offered Rate ("LIBOR") or the CD Base rate. As an alternative, each partnership may elect to issue commercial paper and medium-term notes supported by letters of credit issued by Fuji Bank, Limited, which are secured, in turn, by the project debt facility with the Company. The partnerships had no direct bank borrowings at December 31, 1995. The loans of each partnership are reduced by semiannual principal payments in March and September of each year. The last principal payment is scheduled for September 15, 2001 for the Del Ranch and Elmore loans and September 15, 2002 for the Leathers loan.

The annual repayments of the project loans for the years beginning January 1, 1996 and thereafter are as follows:

                         Coso              Partnership
                     Funding Corp.           Project            Total


1996                    $54,881              $12,831           $67,712
1997                     41,729               13,347            55,076
1998                     38,912               13,347            52,259
1999                     31,717                8,578            40,295
2000                      4,080                2,953             7,033
Thereafter               31,907                3,651            35,558

                       $203,226              $54,707          $257,933

10.    Construction Loans


The Construction Loans which are nonrecourse to the Company, comprise the following at December 31:


                                                                1995        1994

Upper Mahiao Construction Loan with variable interest
rates (weighted average interest rate of 8.31%) with
scheduled project term repayments through 2006               $134,619       $24,508

Mahanagdong Construction Loan with variable interest
rates (weighted average interest rate of 8.02%) with
scheduled project term repayments through 2007                 39,716         6,995

Malitbog Construction Loan with variable interest
rates (weighted average interest rate of 8.42%) with
scheduled project term repayments through 2005                 36,863           ---

                                                             $211,198       $31,503


Draws on the construction loan and accrued liabilities for the Upper Mahiao geothermal power project at December 31, 1995 totalled $134,619 and $2,313, respectively. A syndicate of international commercial banks is providing the construction financing with interest rates at LIBOR or "Prime" with interest payments due every quarter and at LIBOR maturity. The weighted average interest rate at December 31, 1995 is approximately 8.31%. The Export-Import Bank of the U.S. ("Ex-Im Bank") is providing political risk insurance to commercial banks on the construction loan and will provide the majority of the project term financing of approximately $162,000 upon satisfaction of the conditions associated with commercial operation. The term financing for the Ex-Im Bank loan will be for a ten-year term at a fixed interest rate of 5.95%. The accrued liabilities represent invoices which were received, but not paid, by December 31, 1995 and retention on the construction and supply contracts.

The Company's share of draws on the construction loan and accrued liabilities for the Mahanagdong geothermal power project at December 31, 1995 totalled $39,716 and $6,592 respectively. The construction debt financing is provided by the Overseas Private Investment Corporation ("OPIC") and a consortium of commercial lenders led by Bank of America NT&SA. The construction loan interest rates are at LIBOR or "Prime" with interest payments due quarterly and at LIBOR maturity. The debt provided by the commercial lenders will be insured by Ex-Im Bank against political risks. Ten-year project term debt financing of approximately $120,000 will be provided by Ex-Im Bank (which will replace the bank construction debt) and by OPIC. The majority of the term financing is expected to be provided by the Ex-Im Bank at a fixed interest rate of 6.92%. The accrued liabilities represent invoices which were received, but not paid, by December 31, 1995 and retention on the construction and supply contracts.

Draws on the construction loan and accrued liabilities for the Malitbog Geothermal Power Project at December 31, 1995 totalled $36,863 and $18,678, respectively. Credit Suisse and OPIC have provided the construction and term loan facilities. The eight year project term loan facilities will be at variable interest rates. The international bank portion of the debt will be insured by OPIC against political risks and the Company's equity contribution to Visayas Geothermal Power Company ("VGPC") is covered by political risk insurance from the Multilateral Investment Guarantee Agency and OPIC.

11.    Senior Discount Notes

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

The Senior Discount Notes prohibit payment of cash dividends unless certain financial ratios are met and the dividends do not exceed 50% of the Company's accumulated adjusted consolidated net income as defined, subsequent to April 1, 1994, plus the proceeds of any stock issuance.

12.    Convertible Subordinated Debentures

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

13.    Exchange of Preferred Stock to Convertible Debt

On November 19, 1991, the Company sold one thousand shares of convertible preferred stock, Series C, at $50,000 per share to Kiewit Energy Company, in a private placement. Each share of the Series C preferred stock was convertible at any time at $18.375 per common share into two thousand seven hundred and twenty-one shares of common stock subject to customary adjustments. The Series C preferred stock had a dividend rate of 8.125%, commencing March 15, 1992 through conversion date or December 15, 2003. The dividends, which were cumulative, were payable quarterly in convertible preferred stock, Series C, through March 15, 1995 and in cash on subsequent dividend dates.

Pursuant to the terms of the Securities Purchase Agreement, the Company exercised its rights to exchange the preferred stock, Series C, on March 15, 1995 for $64,850 principal amount 9.5% convertible subordinated debenture of the Company due 2003, with the same conversion features of the preferred stock, Series C.

The Company is obligated to redeem 20% of the outstanding debt each December 15, commencing 1999 through 2003, plus accrued interest.

At any time after March 15, 1995, upon 20 days notice, the Company may redeem all, or any portion consisting of at least $5,000, of the convertible debt, then outstanding, provided that the Company's common stock has traded at or above 150% of the then effective conversion price, for any 20 trading days out of 30 consecutive trading days ending not more than five trading days prior to notice of redemption.

14.    Income Taxes

On January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109 ("SFAS 109"), "Accounting for Income Taxes." The adoption of SFAS 109 changed the Company's method of accounting for income taxes from the deferred method as required by Accounting Principles Board Opinion No. 11 to an asset and liability approach. Under SFAS 109, the net excess deferred tax liability as of January 1, 1993 was determined to be $4,100. This amount was reflected in 1993 income as the cumulative effect of a change in accounting principle. It primarily represents the recognition of the Company's tax credit carryforwards as a deferred tax asset. There was no cash impact to the Company upon the required adoption of SFAS 109. Under SFAS 109, the effective tax rate increased to approximately 30% in 1993 from 23.5% in 1992. This increase was due to the Company's tax credit carryforward being recognized as an asset and unavailable to reduce the current period's effective tax rate for computing the Company's provision for income taxes.

Provision for income tax is comprised of the following at December 31:

                                   1995            1994            1993

Currently payable:
State                           $ 5,510         $ 1,970         $ 3,300
Federal                          11,138           5,829           7,686

                                 16,648           7,799          10,986

Deferred:
State                               921           1,017             385
Federal                          13,062           7,241           6,813

                                 13,983           8,258           7,198

Total after benefit of
   extraordinary item            30,631          16,057          18,184

Tax benefit attributable to
   extraordinary item               ---             945             ---

Total before benefit of
   extraordinary item           $30,631         $17,002         $18,184



The deferred expense is primarily temporary differences associated with depreciation and amortization of certain assets.

A reconciliation of the federal statutory tax rate to the effective tax rate applicable to income before provision for income taxes follows:

                                                                     1995           1994             1993

Federal statutory rate                                              35.00  %       35.00  %         35.00  %
Percentage depletion in excess
   of cost depletion                                                (7.38)         (6.85)           (6.70)
Investment and energy tax credits                                   (1.80)         (3.04)           (4.62)
State taxes, net of federal tax effect                               4.09           4.48             3.90
Cumulative effect of change in
   federal tax rate                                                   ---            ---             1.90
Goodwill amortization                                                2.53            ---              ---
Non-Deductible Expense                                               1.10            ---              ---
Lease investment                                                    (2.18)           ---              ---
Other                                                                 .20            .86              .20


                                                                    31.56  %       30.45  %         29.68  %


Deferred tax liabilities (assets) are comprised of the following at December
31:

                                                1995               1994


Depreciation and amortization, net           $349,079          $119,947
Other                                           4,043             3,590

                                              353,122           123,537

Deferred income                                (7,709)           (2,190)
Loss carryforwards                             (3,050)          (31,592)
Energy and investment tax credits             (52,857)          (40,748)
Alternative minimum tax credits               (52,480)          (22,379)
Jr. SO4 royalty receivable                     (5,865)              ---
Other                                          (4,641)              (60)

                                             (126,602)          (96,969)

Net deferred taxes                           $226,520           $26,568


As of December 31, 1995, the Company has an unused net operating loss (NOL) carryover of approximately $8,714 for regular federal tax return purposes which expires in 2007. In addition, the Company has unused investment and geothermal energy tax credit carryforwards of approximately $52,857 expiring between 2002 and 2010. The Company also has approximately $52,480 of alternative minimum tax credit carryforwards which have no expiration date.

15.    Preferred Stock

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

16.    Stock Options and Restricted Stock

The Company has issued various stock options. As of December 31, 1995, a total of 9,552 shares are reserved for stock options, of which 9,291 shares have been granted and remain outstanding at prices of $3.00 to $19.00 per share.

The Company has stock option plans under which shares were reserved for grant as incentive or non-qualified stock options, as determined by the Board of Directors. The plans allow options to be granted at 85% of their fair market value at the date of grant. Generally, options are issued at 100% of fair market value at the date of grant. Options granted under the 1986 Plan become exercisable over a period of three to five years and expire if not exercised within ten years from the date of grant or, in some instances a lesser term. Prior to the 1986 Plan, the Company granted 256 options at fair market value at date of grant which had terms of ten years and were exercisable at date of grant. In addition, the Company had issued approximately 138 options to consultants on terms similar to those issued under the 1986 Plan. The non-1986 plan options are primarily options granted to Kiewit Energy; see Note 17.

On January 1, 1996, the Company intends to adopt the disclosure requirements of Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation." Management anticipates that adoption of SFAS 123 will not have a material effect on the Company's financial statements.

The Company granted 500 shares of restricted common stock with an aggregate market value of $9,500 in exchange for the relinquishment of 500 stock options which were cancelled by the Company. The shares have all rights of a shareholder, subject to certain restrictions on transferability and risk of forfeiture. Unearned compensation equivalent to the market value of the shares at the date of issuance was charged to Stockholders' equity. Such unearned compensation is being amortized over the vesting period of which 125 shares were immediately vested and the remaining 375 shares vest straight-line over five years. Accordingly, $2,494 of unearned compensation was charged to general and administrative expense in 1995.

Transactions in Stock Options

                                                                                  Options Outstanding
                                             Shares Available
                                             for Grant Under                           Option Price
                                             1986 Option Plan         Shares             Per Shares               Total

Balance December 31, 1992                         816               7,397*          $3.00 - $ 15.938            $ 80,021
Options granted                                (1,396)              1,396          $17.75 - $ 19.00               26,209
Options terminated                                 19                 (20)          $3.00 - $ 14.875                (114)
Options exercised                                 ---                (259)          $3.00 - $ 14.875              (1,185)
Additional shares reserved
   under 1986 Option Plan                       1,000                 ---                 ---                        ---


Balance December 31, 1993                         439               8,514*           $3.00 - $19.00              104,931


Options granted                                  (954)              1,243            $16.00 - $17.25              19,260
Options terminated                                 15                 (15)           $3.00 - $15.938                (205)
Options exercised                                 ---                (141)           $3.00 - $15.938                (709)
Additional shares reserved
   under 1986 Option Plan                         586                 ---                 ---                        ---

Balance December 31, 1994                          86               9,601*           $3.00 - $19.00             123,277

Options granted                                  (396)                396            $15.81 - $19.00              17,188
Options terminated                                571                (571)          $14.875 - $19.00             (10,673)
Options exercised                                 ---                (135)           $3.00 - $15.938                (460)


Balance December 31, 1995                         261               9,291*            $3.00 - $19.00            $119,332


Options which became exercisable during:
          Year ended December 31, 1995                               985            $12.63 - $ 19.00             $17,512
          Year ended December 31, 1994                             1,015           $11.625 - $ 19.00             $15,776
          Year ended December 31, 1993                               592            $ 3.00 - $ 19.00             $10,180
Option exercisable at:
          December 31, 1995                                        8,229*           $ 3.00 - $ 19.00            $100,886
          December 31, 1994                                        7,897*           $ 3.00 - $ 19.00            $ 93,705
          December 31, 1993                                        7,026*           $ 3.00 - $ 19.00            $ 78,644


*Includes Kiewit Energy options.  See Note 17.

17.    Common Stock Sales & Related Options

The Company and Kiewit Energy Company, Inc. ("Kiewit") signed a Stock Purchase Agreement and related agreements, dated as of February 18, 1991. Kiewit is a subsidiary of Peter Kiewit Sons', Inc. of Omaha, Nebraska, a large construction, mining, and telecommunications company with diversified operations. Under the terms of the agreements, Kiewit purchased 4,000 shares of common stock at $7.25 per share and received options to buy 3,000 shares at a price of $9 per share exercisable over three years and an additional 3,000 shares at a price of $12 per share exercisable over five years (subject to customary adjustments).

In May 1994, pursuant to a special antidilution provision of the 1991 Stock Purchase Agreement between the Company and Kiewit, the Company increased Kiewit's existing option (granted in 1991) to purchase 3,000 shares at $12 per share by an additional 289 shares as a final adjustment under such provisions.

In connection with this initial stock purchase, the Company and Kiewit also entered into certain other agreements pursuant to which (i) Kiewit and its affiliates agreed not to acquire more than 34% of the outstanding common stock (the "Standstill Percentage") for a five-year period, (ii) Kiewit became entitled to nominate at least three of the Company's directors, and (iii) the Company and Kiewit agreed to use their best efforts to negotiate and execute a joint venture agreement relating to the development of certain geothermal properties in Nevada and Utah.

On June 19, 1991, the board approved a number of amendments to the Stock Purchase Agreement and the related agreements. Pursuant to those amendments, the Company reacquired from Kiewit the rights to develop the Nevada and Utah properties, and Kiewit agreed to exercise options to acquire 1,500 shares of common stock at $9.00 per share, providing the Company with $13,500 in cash.
The Company also extended the term of the $9.00 and $12.00 options to seven years; modified certain of the other terms of these options; granted to Kiewit an option to acquire an additional 1,000 shares of the common stock at $11.625 per share (closing price for the shares on the American Stock Exchange on June 18, 1991) for a ten year term; and increased the Standstill Percentage from 34% to 49%.

On November 19, 1991, the Board approved the issuance by the Company to Kiewit of one thousand shares of Series C preferred stock for $50,000, as described in
Note 13. In connection with the sale of the Series C preferred stock to Kiewit, the Standstill Agreement was amended so that the 49% Standstill Percentage restriction would apply to voting stock rather than just common stock.

18.    Litigation

As of December 31, 1995 there were no material outstanding lawsuits.

19.    Related Party Transactions

The Company charged and recognized a management fee and interest on advances to its Coso Joint Ventures, which aggregated approximately $6,075, $5,569 and $5,354 in the years ended December 31, 1995, 1994 and 1993. The Company's note receivable from the Coso Joint Ventures bears a fixed interest rate of 12.5% and is payable on or before March 19, 2002. This note is subordinated to the senior project loan on the project.

The Company's wholly owned subsidiaries charge and recognize a management, operator, guaranteed capacity and brine fee to its Partnership Project. A management and operator fee is also charged to the Salton Sea Project. These fees aggregated approximately $50,793 for the year ended December 31, 1995.

The Mahanagdong Project is being constructed by a consortium (the "EPC Consortium") of Kiewit Construction Group, Inc. ("KCG") and the CE Holt Company, a wholly owned subsidiary of the Company, pursuant to fixed-price, date-certain, turnkey supply and construction contracts (collectively, the "Mahanagdong EPC"). The obligations of the EPC Consortium under the Mahanagdong EPC are supported by a guaranty of KCG at an aggregate amount equal to approximately 50% of the Mahanagdong EPC price. The Mahanagdong EPC provides for maximum liability for liquidated damages of up to $100,500 and total liability of up to $201,000. KCG, a wholly owned subsidiary of Peter Kiewit Sons', Inc. ("PKS"), is the lead member of the EPC Consortium, with an 80% interest, KCG performs construction services for a wide range of public and private customers in the U.S. and internationally. CE Holt Company will provide design and engineering services for the EPC Consortium, and holds a 20% interest. The Company has provided a guaranty of CE Holt Company's obligations under the Mahanagdong EPC Contract.

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

20.    Extraordinary Item

In conjunction with the Company's Senior Discount Note offering in 1994 (See
Note 11), the 12% Senior Notes were defeased. This resulted in an extraordinary item in the amount of $2,007, after the income tax effect of $945. The extra-ordinary item represents the amount necessary to defease the interest payments and the unamortized portion of the deferred financing costs on the $35,730 Senior Notes.

21.    Fair Value of Financial Instruments

Statement of Financial Accounting Standards ("SFAS") No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of the following information about the fair value of certain financial instruments for which it is practicable to estimate that value. For purposes of the following disclosure, the fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. Although management uses its best judgement in estimating the fair value of these financial instruments, there are inherent limitations in any estimation techniques. Therefore, the fair value estimates presented herein are not necessarily indicative of the amounts which the Company could realize in a current transaction.

The methods and assumptions used to estimate fair value are as follows:

Debt instruments - The fair value of all debt issues listed on exchanges has been estimated based on the quoted market prices. The fair value of convertible debt (see Note 13) is not practicable to estimate due to the convertible features of the debt.

Interest rate swap agreements - The fair value of interest rate swap agreements is estimated based on quotes from the counter party to these instruments and represents the estimated amounts that the Company would expect to receive or pay to terminate the agreements. It is the Company's intention to hold the swap agreements to their intended maturity.

Other financial instruments - All other financial instruments of a material nature fall into the definition of short-term and fair value is estimated as the carrying amount.

The carrying amounts in the table below are included in the consolidated balance sheets under the indicated captions except for the interest rate swaps which are discussed in Note 6.

22.    QUARTERLY FINANCIAL DATA (UNAUDITED)

Following is a summary of the Company's quarterly results of operations for the years ended December 31, 1995 and December 31, 1994.


                                                    Three Months Ended *
1995: (1)                              March 31      June 30     September 30    December 31
Revenue:
Sales of electricity and steam         $72,978       $81,756      $102,423          $78,473
Royalties                                3,917         4,912         5,372            5,281
Other income                             9,790        10,428        11,922           11,471

Total revenue                           86,685        97,096       119,717           95,225
Total costs and expenses                68,527        76,957        79,898           76,290

Income before provision for income
  taxes and monority interestm          18,158        20,139        39,819           18,935
Provision for income taxes               5,540         6,248        12,457            6,386

Net incoe before minority interest      12,618        13,891        27,362           12,549

Minority interest                        3,005           ---           ---              ---
Net income                               9,613        13,891        27,362           12,549
Preferred dividends                      1,080           ---           ---              ---

Net income attributable to common
  shares                               $ 8,533       $13,891       $27,362          $12,549

Net income per share - primary         $   .21       $   .27       $   .52          $   .24

Net income per share - fully diluted   $   .21       $   .27       $   .48          $   .18

1994:                                  March 31      June 30       September 30     December 31

Revenue:
Sales of electricity and steam        $30,819        $36,850       $49,498          $37,395
Other income                            4,591          8,404         9,026            9,271

Total revenue                          35,410         45,254        58,524           46,666
Total costs and expenses               22,753         33,198        37,771           36,296

Income before provision for income
  taxes                                12,657         12,056        20,753           10,370
Provision for income taxes              4,050          3,677         6,340            2,935

Net income before extraordinary item    8,607          8,379        14,413            7,435
Extraordinary item (2)                 (2,007)           ---           ---              ---

Net income                              6,600          8,379        14,413            7,435
Preferred dividends                     1,200          1,236         1,275            1,299

Net income attributable to common
  shares                              $ 5,400        $ 7,143       $13,138          $ 6,136

Net income per share before
  extraordinary item                  $   .20        $   .20       $   .38          $   .18
Net income per share-extraordinary
  item (2)                               (.06)           ---           ---              ---

Net income per share - primary        $   .14       $    .20       $   .38          $   .18

Net income per share - fully diluted  $   .14       $    .20       $   .36          $   .18

*    percentage of income earned in the second and third quarters.
(1)  Reflects acquisition of Magma, see Note 3.
(2)  See Note 20.


INDEPENDENT Auditors' Report

Board of Directors and Shareholders
CalEnergy Company, Inc.
Omaha, Nebraska

We have audited the accompanying consolidated balance sheets of CalEnergy Company, Inc. and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of CalEnergy Company, Inc. and subsidiaries at December 31, 1995 and 1994 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

As discussed in Note 14, the consolidated financial statements give effect to the Company's adoption, effective January 1, 1993, of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."

Deloitte & Touche LLP
Omaha, Nebraska
January 26, 1996