Form 10-K, Exhibit 13
CALENERGY CO INC
filed 1997-03-18
CIK 720556

CONSOLIDATED BALANCE SHEETS
As of December 31, 1996 and 1995
Dollars and Shares in Thousands Except Per Share Amounts

ASSETS                                       1996       1995


Cash and cash equivalents             $   424,500  $  72,114
Joint venture cash and investments         48,083     77,590
Restricted cash                           107,143    149,227
Short-term investments                      4,921     34,190
Accounts receivable                       342,307     57,909
Due from joint ventures                    17,556     27,273
Properties, plants, contracts and
 equipment, net                         3,348,583  1,781,255
Excess of cost over fair value of
 net assets acquired, net                 790,920    302,288
Equity investments                        196,535     60,815
Deferred charges and other assets         432,359     91,377


Total assets                           $5,712,907 $2,654,038


LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
Accounts payable                         $218,182  $   6,638
Other accrued liabilities                 674,842     87,892
Parent company debt                     1,146,685    842,205
Subsidiary and project debt             1,754,895    921,219
Deferred income taxes                     469,199    226,520


Total liabilities                       4,263,803  2,084,474


Deferred income                            29,067     26,032


Commitments and contingencies (Notes 3, 17, 18, 19 and 20) Company - obligated mandatorily redeemable convertible preferred securities of
  subsidiary trust holding solely
  convertible debentures                  103,930        ---
Preferred securities of subsidiary        136,065        ---
Minority interest                         299,252        ---


Stockholders' equity:
Preferred stock - authorized 2,000
  shares, no par value                        ---        ---
Common stock - par value $.0675 per share,
 authorized 80,000 shares, issued 63,747
 and 50,680 shares, outstanding 63,448
 and 50,593 shares, respectively            4,303      3,421
Additional paid in capital                563,567    343,406
Retained earnings                         297,520    205,059
Cumulative effect of foreign currency
 translation adjustment                    29,658        ---
Treasury stock - 299 and 87 common
 shares at cost                            (8,787)    (1,348)
Unearned compensation - restricted stock   (5,471)    (7,006)


Total stockholders' equity                880,790     543,532


Total liabilities and stockholders'
 equity                                $5,712,907  $2,654,038

The accompanying notes are an integral part of these financial statements.


CONSOLIDATED STATEMENTS OF OPERATIONS
For the Three Years Ended December 31, 1996
Dollars and Shares in Thousands Except Per Share Amounts

                                      1996      1995     1994


Revenue:
Sales of electricity and steam     $518,934  $335,630 $154,562
Income on equity investments          6,134      ---       ---
Royalty income                        6,846   19,482       ---
Interest and other income            44,281   43,611    31,292


Total revenues                      576,195  398,723   185,854


Cost and expenses:
Operating expense                   108,962   79,294    33,015
Cost of sales                        31,840      ---       ---
General and administration           21,451   23,376    13,012
Royalty expense                      23,693   24,308     9,888
Depreciation and amortization       118,586   72,249    21,197
Loss on equity investment in Casecnan 5,221      362       ---
Interest expense                    165,900  134,637    62,837
Less interest capitalized           (39,862) (32,554)   (9,931)
Dividends on convertible preferred
 securities of subsidiary trust       4,691      ---       ---

Total expenses                      440,482  301,672   130,018

Income before provision for
 income taxes                       135,713   97,051    55,836
Provision for income taxes           41,821   30,631    17,002

Income before extraordinary item     93,892   66,420    38,834
Extraordinary item                      ---      ---    (2,007)

Income before minority interest
 and preferred dividends             93,892   66,420    36,827
Minority interest                     1,431    3,005       ---


Net income                           92,461   63,415    36,827
Preferred dividends                     ---    1,080     5,010

Net income available to common
 stockholders                       $92,461  $62,335   $31,817

Income per share before
 extraordinary item                 $  1.60  $  1.25   $   .95

Extraordinary item                      ---     ---       (.06)

Net income per share - primary        $1.60    $1.25     $ .89


Net income per share - fully diluted  $1.50    $1.18     $ .88


Average number of shares
 outstanding - primary               57,870   49,971    35,721


Fully diluted shares                 67,164   57,742    40,166


The accompanying notes are an integral part of these financial statements.


CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
For the Three Years Ended December 31, 1996
Dollars and Shares in Thousands

                           Outstanding       Additional            Foreign
                             Common   Common   Paid-In    Retained  Currency  Treasury   Unearned
                             Shares   Stock    Capital    Earnings  Adjust.   Stock     Compensation  Total

Balance December 31, 1993     35,446  $2,404  $100,965  $111,031  $    ---  $(2,897)  $   ---       $211,503
Exercise of stock options         46       3       379       ---       ---      ---       ---            382
Purchase of treasury stock    (3,765)    ---       ---       ---       ---  (65,119)      ---        (65,119)
Exercise of stock options
 from treasury stock              96     ---    (1,473)      ---       ---    1,772       ---            299
Employee stock purchase plan
 issues from treasury stock       26     ---      (122)      ---       ---      470       ---            348
Preferred stock dividends,
 Series C, including cash
 distribution of $121            ---    ---        ---    (4,921)      ---      ---       ---         (4,921)
Tax benefit from stock plan      ---    ---        672       ---       ---      ---       ---            672
Net income before preferred
 dividends                       ---    ---        ---    36,827       ---      ---       ---         36,827

Balance December 31, 1994     31,849  2,407    100,421   142,937       ---  (65,774)      ---        179,991
Equity offering               18,170  1,004    240,825       ---       ---   56,801       ---        298,630
Exercise of stock options        102      7        303       ---       ---      ---       ---            310
Restricted stock                 500    ---        848       ---       ---    8,652    (9,500)           ---
Amortization of unearned
 compensation                    ---    ---        ---       ---       ---      ---     2,494          2,494
Employee stock purchase
 plan issues                      41      3        559       ---       ---      ---       ---            562
Exercise of stock options
 from treasury stock              33    ---       (416)      ---       ---      563       ---            147
Purchase of treasury stock      (102)   ---        ---       ---       ---   (1,590)      ---         (1,590)
Preferred stock dividends,
 Series C, including cash
 distribution of $43             ---    ---        ---    (1,293)      ---      ---       ---         (1,293)
Tax benefit from stock plan      ---    ---        866       ---       ---      ---       ---            866
Net income before preferred
 dividends                       ---    ---        ---    63,415       ---      ---       ---         63,415


Balance December 31, 1995     50,593  3,421    343,406   205,059       ---   (1,348)   (7,006)       543,532
Exercise of stock options and
 other equity transactions     4,971    335     57,190       ---       ---        1       ---         57,526
Amortization of unearned
 compensation                    ---    ---        ---       ---       ---      ---     1,535          1,535
Employee stock purchase plan
 issues                           60      2        547       ---       ---      588       ---          1,137
Exercise of stock options
 from treasury stock             232    ---     (4,707)      ---       ---    3,980       ---           (727)
Purchase of treasury stock      (472)   ---        ---       ---       ---  (12,008)      ---        (12,008)
Conversion of debt             8,064    545    164,912       ---       ---      ---       ---        165,457
Tax benefit from stock plan      ---    ---      2,219       ---       ---      ---       ---          2,219
Foreign currency translation
 adjustment                      ---    ---        ---       ---    29,658      ---       ---         29,658
Net income                       ---    ---        ---    92,461       ---      ---       ---         92,461

Balance December 31, 1996     63,448 $4,303   $563,567  $297,520   $29,658  $(8,787)  $(5,471)      $880,790


The accompanying notes are an integral part of these financial statements.


CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Three Years Ended December 31, 1996
Dollars in Thousands
                                                      1996      1995      1994
Cash flows from operating activities:
Net income                                          $92,461  $ 63,415  $ 36,827
Adjustments to reconcile net cash flow from operating activities:
  Depreciation and amortization                     109,447    65,244    21,197
  Amortization of excess of cost over fair
   value of net assets acquired                       9,139     7,005       ---
  Amortization of original issue discount            50,194    45,409    31,946
  Amortization of deferred financing costs            9,677     8,979     1,885
  Amortization of unearned compensation               1,535     2,494       ---
  Provision for deferred income taxes                12,252    13,983     8,258
  Loss (income) on equity investments                  (910)      362       ---
  Income applicable to minority interest              1,431     3,005       ---
  Changes in other items:
   Accounts receivable                              (13,936)      213    (6,614)
   Accounts payable and other accrued liabilities      (942)    5,922    19,364
   Deferred income                                    3,035     6,181      (437)
Net cash flows from operating activities            273,383   222,212   112,426
Cash flows from investing activities:
Purchase of Northern, Falcon Seaboard, Partnership
 Interest and Magma, net of cash acquired          (474,443) (907,614)   (3,043)
Distributions from equity investments                 8,222       ---       ---
Capital expenditures relating to operating
 projects                                           (24,821)  (27,120)  (38,078)
Philippine construction                            (167,160) (289,655)  (69,997)
Indonesian and other development                    (81,068)   (8,973)   (2,445)
Salton Sea IV construction                          (63,772)  (62,430)      ---
Pacific Northwest, Nevada, and Utah
 exploration costs                                   (4,885)  (10,445)   (8,493)
Decrease (increase) in short-term investments        33,998    80,565   (50,000)
Decrease (increase) in restricted cash               63,175   (17,452)  (83,670)
Other                                                (2,591)   11,514     1,847
Investment in Casecnan                                  ---   (61,177)      ---
Net cash flows from investing activities           (713,345)(1,292,787)(253,879)
Cash flows from financing activities:
Proceeds from sale of common and treasury stock
 and exercise of stock options                       54,935    299,649    1,580
Proceeds from convertible preferred securities
 of subsidiary trust                                103,930        ---      ---
Proceeds from issuance of parent company debt       324,136    200,000  400,000
Net proceeds from revolver                           95,000        ---      ---
Proceeds from subsidiary and project debt           428,134    654,695   31,503
Repayments of subsidiary and project debt          (210,892)  (176,664) (13,800)
Deferred charges relating to debt financing         (36,010)   (34,733) (11,905)
Decrease (increase) in amounts due from
 joint ventures                                      10,756    (29,169)     316
Purchase of treasury stock                          (12,008)    (1,590) (65,119)
Proceeds from merger facility                           ---    500,000      ---
Recapitalization of merger facility                     ---   (500,000)     ---
Defeasance of 12% senior notes                          ---        ---  (35,730)
Net cash flows from financing activities            757,981    912,188  306,845
Effect of exchange rate changes                       4,860        ---      ---
Net increase (decrease) in cash and investments     322,879   (158,387) 165,392
Cash and cash equivalents at beginning of period    149,704    308,091  142,699
Cash and cash equivalents at end of period         $472,583   $149,704 $308,091
Supplemental Disclosures:
Interest paid (net of amounts capitalized)         $ 92,829   $ 50,840 $ 12,624
Income taxes paid                                  $ 23,211   $ 14,812 $  4,926

   See note 6 regarding conversion of debt to equity.

   The accompanying notes are an integral part of these financial statements.


NOTES Consolidated Financial Statements
For the Three Years Ended December 31, 1996
Dollars and Shares in Thousands, Except Per Share Amounts

1. Business

CalEnergy Company, Inc. (the "Company") is a United States-based global power company which generates, distributes and supplies electricity to utilities, government entities, retail customers and other customers located throughout the world. The Company was founded in 1971 and through its subsidiaries is primarily engaged in the development, ownership and operation of environmentally responsible independent power production facilities worldwide utilizing geothermal resources, natural gas and hydroelectric or other energy sources, such as oil and coal. In addition, through its recently acquired subsidiary, Northern, the Company is engaged in the distribution and supply of electricity to approximately 1.5 million customers primarily in northeast England as well as the generation and supply of electricity (together with other related business activities) throughout England and Wales.

The Company has organized several partnerships and joint ventures (herein referred to as the "Coso Joint Ventures") in order to develop geothermal energy at the China Lake Naval Air Weapons Station, Coso Hot Springs, China Lake, California. Collectively, the projects undertaken by these Coso Joint Ventures are referred to as the Coso
Project.   In  1992,  the Company entered into the  natural  gas-fired electrical generation market through the purchase of a development opportunity in Yuma, Arizona which commenced commercial operation in May 1994. In 1993, the Company started developing a number of
international   power  project  opportunities  where   private   power
generating programs have been initiated, including the Philippines and
Indonesia.   In  1995,  the  Company  acquired  Magma  Power   Company
("Magma"). Magma's operating assets included four projects referred to as the Partnership Project in which Magma had a 50% interest, and three projects referred to as the Salton Sea Project of which Magma owned 100%. A fourth project included in the Salton Sea Project was constructed after the acquisition of Magma and commenced operations in
June  1996.   In  addition, in April 1996, the  Company  acquired  the
remaining  50% interest in the Partnership Project.  In  August  1996,
the   Company  acquired  Falcon  Seaboard  Resources,  Inc.   ("Falcon
Seaboard") which includes significant interests in three operating gas-
fired cogeneration facilities and a related natural gas pipeline.   On
December 24, 1996, CE Electric UK plc ("CE Electric"), which is 70% owned indirectly by the Company and 30% owned indirectly by Peter Kiewit Sons', Inc. ("PKS"), acquired majority ownership of the outstanding ordinary share capital of Northern pursuant to a tender offer ("Tender Offer"). The total amount expected to be paid for all of Northern's ordinary and preference shares is approximately $1.3 billion.

Northern is one of the twelve regional electric companies ("RECs") which came into existence as a result of the restructuring and subsequent privatization of the electricity industry in the United Kingdom in 1990. Northern is primarily engaged in the distribution and supply of electricity. Northern was granted a Public Electricity Supply ("PES") license under the Electricity Act to distribute and supply electricity in Northern's Authorized Area ("Authorized Area"). Northern's Authorized Area covers approximately 14,400 square kilometers with a population of approximately 3.2 million people and includes the counties of Northumberland, Tyne and Wear, Durham, Cleveland and North Yorkshire. Northern distributes and supplies electricity outside its Authorized Area pursuant to second tier PES licenses. Northern also is involved in non-regulated activities, including the generation of electricity, electrical appliance retailing and gas exploration and production.

2. Summary of Significant Accounting Policies

The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries, and its proportionate share of the partnerships and joint ventures in which it has an undivided interest in the assets and is proportionally liable for its share of liabilities. Other investments and corporate joint ventures where the Company has the ability to exercise significant influence are accounted for under the equity method of accounting. Investments, where the Company's ability to influence is limited, are accounted for under the cost method of accounting. All significant inter-enterprise transactions and accounts have been eliminated. The results of operations of the Company include the Company's proportionate share of results of operations of entities acquired as of the date of each acquisition.

Investments and Restricted Cash

Investments other than restricted cash are primarily commercial paper and money market securities. The restricted cash balance includes such securities and mortgage backed securities, and is mainly composed of amounts deposited in restricted accounts from which the Company will source its equity contributions and debt service reserve requirements relating to the projects. These funds are restricted by their respective project debt agreements to be used only for the related project.

At December 31, 1996, all of the Company's investments are classified as held-to-maturity and are accounted for at their amortized cost basis. The carrying amount of the investments approximates the fair value based on quoted market prices as provided by the financial institution which holds the investments.

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

Deferred Well and Rework Costs

Well rework costs are deferred and amortized over the estimated period between reworks. These deferred costs, net of accumulated amortization, are $8,371 and $7,086 at December 31, 1996 and 1995, respectively, and are included in other assets.

Properties, Plants, Contracts, Equipment and Depreciation

The cost of major additions and betterments are capitalized, while replacements, maintenance, and repairs that do not improve or extend the lives of the respective assets are expensed.

Depreciation of the operating power plant costs, net of salvage value, is computed on the straight-line method over the estimated useful lives, between 10 and 30 years. Depreciation of furniture, fixtures and equipment which are recorded at cost, is computed on the straight line method over the estimated useful lives of the related assets, which range from three to ten years.

The Northern, Falcon Seaboard, Partnership Interest and Magma acquisitions by the Company have been accounted for as purchase business combinations. All identifiable assets acquired and liabilities assumed were assigned a portion of the cost of acquiring the respective companies equal to their fair values at the date of the acquisition and include the following:

Property and equipment of Northern is depreciated using a systematic method, which approximates the straight line method over the estimated useful lives of the related assets which range from 1-40 years.

Northern's investment in Teesside Power Limited is being amortized over the remaining contract life of 11 years using a straight line method.

Power sales agreements are amortized separately over (1) the remaining portion of the scheduled price periods of the power sales agreements and (2) for the Partnership Interest and Magma acquisitions the 20 year avoided cost periods of the power sales agreements using the straight line method.

Mineral reserves are amortized on the units of production method.

Excess of Cost over Fair Value

Total acquisition costs in excess of the fair values assigned to the net assets acquired are amortized over a 40 year period for the Northern and Magma acquisitions and a 25 year period for the Falcon Seaboard acquisition, both using the straight line method.

Capitalization of Interest and Deferred Financing Costs

Prior to the commencement of operations, interest is capitalized on the costs of the plants and geothermal resource development to the extent incurred. Capitalized interest and other deferred charges are amortized over the lives of the related assets.

Deferred financing costs are amortized over the term of the related financing using the implicit interest method.

Revenue Recognition

Revenues are recorded based upon service rendered and electricity and steam delivered to the end of the month. Royalties earned from providing geothermal resources to power plants operated by other geothermal power producers are recorded on an accrual basis.

Deferred Income Taxes

The Company recognizes deferred tax assets and liabilities based on the difference between the financial statement and tax bases of assets and liabilities using estimated tax rates in effect for the year in which the differences are expected to reverse. The Company intends to repatriate earnings of foreign subsidiaries in the foreseeable future. As a result, deferred income taxes are provided for retained earnings of international subsidiaries and corporate joint ventures which are intended to be remitted.

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

Net Income per Common Share

Primary and fully diluted earnings per common share are based on the weighted average number of common and dilutive common equivalent shares outstanding during the period computed using the treasury stock method. Fully diluted earnings per common share also assumes the conversion at the beginning of the year of the convertible debt into 3,529 common shares at a conversion price of $18.375 per share, the conversion at the beginning of the year of the convertible subordinated debentures into 4,444 common shares at a conversion price of $22.50 per share, the convertible preferred securities of subsidiary into 3,477 common shares at a conversion price of $29.89 per share and the exercise of all dilutive stock options outstanding at their option prices, with the option exercise proceeds used to repurchase shares of common stock at the ending market price for fully diluted earnings per share. For primary earnings per share, shares of common stock are assumed to be repurchased at the average price for the period.

Cash Equivalents

The Company considers all investment instruments purchased with an original maturity of three months or less to be cash equivalents. Restricted cash is not considered a cash equivalent.

Impairment of Long-Lived Assets

On January 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 121 ("SFAS 121"), "Accounting for the
Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" which requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The adoption of SFAS 121 did not have a material effect on the Company's financial statements.

Reclassification

Certain amounts in the fiscal 1995 and 1994 financial statements and supporting footnote disclosures have been reclassified to conform to the fiscal 1996 presentation. Such reclassification did not impact previously reported net income or retained earnings.




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

3.   Acquisitions

Northern

On December 24, 1996, CE Electric, which is 70% owned indirectly by the Company and 30% owned indirectly by PKS, acquired majority ownership of the outstanding ordinary share capital of Northern pursuant to the Tender Offer. Through January 31, 1997, CE Electric had purchased more than 90% of Northern's ordinary shares. Under United Kingdom statutory procedures available to compulsorily acquire shares not purchased in the Tender Offer, CE Electric expects to acquire the remaining Northern ordinary shares by April 30, 1997.

As of December 31, 1996, the Company and PKS had contributed to CE Electric approximately $410,000 and $176,000 respectively, of the approximately $1,300,000 required to acquire all of Northern's ordinary and preference shares in connection with the Tender Offer. The Company obtained such funds from cash on hand, short-term borrowings, and borrowings of approximately $100,000 under a Credit Agreement entered into with Credit Suisse on October 28, 1996 (the "CalEnergy Credit Facility"). The remaining funds necessary to consummate the Tender Offer will be provided from a 560,000 ($958,888) Term Loan and Revolving Facility Agreement, dated October 28, 1996 (the "U.K. Credit Facility").

The Northern acquisition has been accounted for as a purchase business combination. All identifiable assets acquired and liabilities assumed were assigned a portion of the cost of acquiring Northern, equal to their fair values at the date of the acquisition. Minority interest is recorded at historical cost. The total cost of the acquisition through December 31, 1996 was allocated as follows:

Cash                                     $     200,399
Properties, plants and equipment             1,101,860
Other assets                                   541,554
Northern project debt                         (447,119)
Accounts payable                              (213,710)
Accrued liabilities                           (606,525)
Minority interest                             (297,821)
Preferred securities                          (136,065)
Excess of cost over fair value of
 net assets acquired, net of
 deferred taxes of  $129,493                   267,648
                                            $  410,221

In 1993, Northern entered into a contract relating to the purchase of 400 MW of capacity from a 15.4% owned related party, Teesside Power Limited ("Teesside"), for a period of 15 years beginning April 1, 1993. The contract sets escalating purchase prices at predetermined levels. Currently the escalating contract prices exceed those paid by the Company to the electricity pool (the "Pool") which is operated by the National Grid Group. However, under current price cap regulation expected to expire March 31, 1998 the Company is able to recover these costs. For the period after March 31, 1998, the Company has established a liability for the estimated loss as a result of this contract.

Northern utilizes contracts for differences ("CFDs") to mitigate its exposure to volatility in the prices of electricity purchased through the Pool. Such contracts allow the Company to effectively convert the majority of its anticipated Pool purchases from market to fixed prices. As of December 31, 1996, CFDs were in place to hedge a portion of electricity purchases of approximately 55,000 GWh through the year 2008.

The Labour Party has asserted that if they are elected at the next General Election, which must be held no later than May 22, 1997, they will seek to introduce a "windfall" assessment to be levied on the privatized utilities including Northern. The Company has established a liability for such an assessment as part of its purchase accounting reserves.

The preferred securities reflect the fair value of the outstanding preferred stock of Northern.

Falcon Seaboard

On August 7, 1996 the Company completed the acquisition of Falcon Seaboard for a cash price of $229,500 including acquisition costs. Through the acquisition, the Company indirectly acquired significant ownership interests in three operating gas-fired cogeneration facilities and a related natural-gas pipeline. The plants are located in Texas, Pennsylvania and New York and total 520 MW in capacity.

The Falcon Seaboard acquisition has been accounted for as a purchase business combination. All identifiable assets acquired and liabilities assumed were assigned a portion of the cost of acquiring Falcon Seaboard, equal to their fair values at the date of the acquisition. The total cost of the acquisition was allocated as follows:

Cash                                       $   22,923
Operating facilities                          141,176
Power sales agreements                         23,282
Equity investments                            144,656
Other assets                                   27,229
Project loans                                (119,478)
Other liabilities                             (15,527)
Excess of cost over fair value of
 net assets acquired, net of
 deferred taxes of $93,279                      5,239
                                           $  229,500

Edison Mission Energy's Partnership Interest

On April 17, 1996 the Company completed the acquisition of Edison Mission Energy's Partnership Interests in four geothermal operating facilities in California for a cash purchase price of $71,000 including acquisition costs. The four projects, Vulcan, Hoch (Del Ranch), Leathers and Elmore, are located in the Imperial Valley of California. Prior to this transaction, the Company was a 50% owner of these facilities.

The Partnership Interest acquisition has been accounted for as a purchase business combination. All identifiable assets acquired and liabilities assumed were assigned a portion of the cost of acquiring the Partnership Interest, equal to their fair values at the date of the acquisition. The total cost of the acquisition was allocated as follows:

Cash                                           $  12,956
Restricted cash                                   13,226
Power sales agreements                            78,036
Other assets                                      20,254
Project loans                                    (48,161)
Liabilities                                       (5,311)
                                                $ 71,000

Magma Power Company

On January 10, 1995, the Company acquired approximately 51% of the outstanding shares of common stock of Magma (the "Magma Common Stock") through a cash tender offer (the "Magma Tender Offer") and completed the Magma acquisition on February 24, 1995 by acquiring the approximately 49% of the outstanding shares of Magma Common Stock not owned by the Company through a merger.

The Magma acquisition has been accounted for as a purchase business combination. All identifiable assets acquired and liabilities assumed were assigned a portion of the cost of acquiring Magma, equal to their fair values at the date of the acquisition. The total cost of the acquisition was allocated as follows:

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

                                                    $957,912

Unaudited pro forma combined revenue, net income and primary earnings per share of the Company, Northern, Falcon Seaboard, the Partnership Interest and Magma for the twelve months ended December 31, 1996 and 1995, as if the acquisitions had occurred at the beginning of 1995 after giving effect to certain pro forma adjustments related to the acquisition were $2,162,381, $64,811 and $1.12, compared to $2,006,496, $53,887 and $1.02, respectively.

4.Properties, Plants, Contracts and Equipment

Properties, plants, contracts and equipment comprise the following at December 31:

                                                   1996     1995


Operating project costs:
Power plants and distribution system           $2,361,089  $623,778
Wells and resource development                    391,929   329,414
Power sales agreements                            232,228   188,415
Licenses, equipment, wells and resource
    development in progress                        66,207    58,517

Total operating facilities                      3,051,453  1,200,124
Less accumulated depreciation and amortization   (271,216)  (164,184)

Net operating facilities                        2,780,237  1,035,940

Mineral reserves                                  207,424    212,929
Construction in progress:
  Malitbog                                        152,411    146,735
  Mahanagdong                                     123,567     76,560
  Other international development                  84,944     11,418
  Upper Mahiao                                        ---    188,904
  Salton Sea IV                                       ---    108,769

Total                                          $3,348,583 $1,781,255

Coso Project Operating Facilities

The Coso Project operating facilities comprise the Company's proportionate share of the assets of three of its Coso Joint Ventures:
Coso Finance Partners ("Navy I Joint Venture"), Coso Energy Developers ("BLM Joint Venture"), and Coso Power Developers ("Navy II Joint Venture"). The Navy I power plant is located on land owned by and leased from the U.S. Navy to December 2009, with a 10 year extension at the option of the Navy. Under terms of the Navy I Joint Venture, profits and losses were allocated approximately 49% before payout of Units 2 and 3 and approximately 46.4% thereafter to the Company. As of December 31, 1994, payout had been reached on Units 2 and 3 of the Navy I Joint Venture. The BLM power plant is situated on lands leased from the U.S. Bureau of Land Management under a geothermal lease agreement that extends until October 31, 2035. The lease may be extended to 2075 at the option of the BLM. Under the terms of the BLM Joint Venture agreement, the Company's share of profits and losses before and after payout is approximately 45% and 48%, respectively. The BLM Joint Venture reached payout in June 1994. Under terms of the Navy II Joint Venture, all profits, losses and capital contributions for Navy II are divided equally by the two partners.

Imperial Valley Project Operating Facilities

The Company currently operates eight geothermal power plants in the Imperial Valley in California. Four of these plants were developed by Magma. The Partnership Project consists of the Vulcan, Hoch (Del Ranch), Elmore, and Leathers Partnerships. The remaining four plants which comprise the Salton Sea Project are indirect wholly owned subsidiaries of the Company, three of which were purchased by Magma on March 31, 1993 from Union Oil Company of California and the fourth which was completed by the Company in June 1996. These geothermal power plants consist of the Salton Sea I, Salton Sea II, Salton Sea III and the Salton Sea IV. The Partnership Project and the Salton Sea Project are collectively referred to as the Imperial Valley Project. The Imperial Valley Project commencement dates and nominal capacities are as follows:

Imperial Valley                  Commencement                Nominal
   Plants                            Date                    Capacity

  Vulcan                           February 10, 1986          34   MW
  Hoch (Del Ranch)                 January 2, 1989            38   MW
  Elmore                           January 1, 1989            38   MW
  Leathers                         January 1, 1990            38   MW
  Salton Sea I                     July 1, 1987               10   MW
  Salton Sea II                    April 5, 1990              20   MW
  Salton Sea III                   February 13, 1989          49.8 MW
  Salton Sea IV                    May 24, 1996               39.6 MW

Significant Customers and Contracts

All of the Company's sales of electricity from the Coso Project and Imperial Valley Project, which comprise approximately 77% of 1996 electricity and steam revenues, are to Edison and are under long-term power purchase contracts.

The Coso Project and the Partnership Project sell all electricity generated by the respective plants pursuant to seven long-term SO4 Agreements between the projects and Edison. These SO4 Agreements provide for capacity payments, capacity bonus payments and energy payments. Edison makes fixed annual capacity payments to the projects and, to the extent that capacity factors exceed certain benchmarks, is required to make capacity bonus payments. The price for capacity and capacity bonus payments is fixed for the life of the SO4 Agreements. Energy is sold at increasing scheduled rates for the first ten years after firm operation and thereafter at Edison's Avoided Cost of Energy.

The scheduled energy price periods of the Coso Project SO4 Agreements extend until at least August 1997, March 1999 and January 2000 for each of the units operated by the Navy I, BLM and Navy II Partnerships, respectively. The Company's share of the annual capacity payments is approximately $5,600 to $5,900 per annum for each plant. The Company's share of bonus payments is approximately $1,000 per annum for each plant.

The scheduled energy price periods of the Partnership Project SO4 Agreements extended until February 1996 for the Vulcan Partnership and extend until December 1998, December 1998, and December 1999 for each of the Hoch (Del Ranch), Elmore and Leathers Partnerships, respectively. The annual capacity payments are approximately $24,500 and the bonus payments are approximately $4,400 in aggregate for the four plants.

Excluding Vulcan, which is receiving Edison's Avoided Cost of Energy, the Company's SO4 Agreements provide for energy rates ranging from
12.6 cents per kWh in 1996 to 15.6 cents per kWh in 1999. The weighted average energy rate for all of the Company's SO4 Agreements was 11.7 cents per kWh in 1996.

Salton Sea I sells electricity to Edison pursuant to a 30-year negotiated power purchase agreement, as amended (the "Salton Sea I PPA"), which provides for capacity and energy payments. The energy payment is calculated using a Base Price which is subject to quarterly adjustments based on a basket of indices. The time period weighted average energy payment for Salton Sea I was 5.1 cents per kWh during 1996. As the Salton Sea I PPA is not an SO4 Agreement, the energy payments
do  not  revert  to  Edison's Avoided Cost of  Energy.   The  capacity
payment is approximately $1,100 per annum.

Salton  Sea II and Salton Sea III sell electricity to Edison  pursuant to 30-year modified SO4 Agreements that provide for capacity payments, capacity bonus payments and energy payments. The price for contract capacity and contract capacity bonus payments is fixed for the life of the  modified  SO4 Agreements. The energy payments for the  first  ten year period, which period expires in April 2000 and February 1999 are levelized at a time period weighted average of 10.6 cents per kWh and
9.8 cents per   kWh  for  Salton  Sea  II  and  Salton  Sea  III,
respectively. Thereafter, the monthly energy payments will be Edison's Avoided Cost of Energy. For Salton Sea II only, Edison is entitled to receive, at no cost, 5% of all energy delivered in excess of 80% of contract capacity through September 30, 2004. The annual capacity and bonus payments for Salton Sea II and Salton Sea III are approximately $3,300 and $9,700, respectively.

The Salton Sea IV Project sells electricity to Edison pursuant to a modified SO4 agreement which provides for contract capacity payments on 34 MW of capacity at two different rates based on the respective contract capacities deemed attributable to the original Salton Sea PPA option (20 MW) and to the original Fish Lake PPA (14 MW). The capacity payment price for the 20 MW portion adjusts quarterly based upon specified indices and the capacity payment price for the 14 MW portion is a fixed levelized rate. The energy payment (for deliveries up to a rate of 39.6 MW) is at a fixed price for 55.6% of the total energy delivered by Salton Sea IV and is based on an energy payment schedule for 44.4% of the total energy delivered by Salton Sea IV. The contract has a 30-year term but Edison is not required to purchase the 20 MW of capacity and energy originally attributable to the Salton Sea I PPA option after September 30, 2017, the original termination date of the Salton Sea I PPA.

For the year ended December 31, 1996, Edison's average Avoided Cost of Energy was 2.5 cents per kWh which is substantially below the contract energy prices earned for the year ended December 31, 1996. Estimates of Edison's future Avoided Cost of Energy vary substantially from year to year. The Company cannot predict the likely level of Avoided Cost of Energy prices under the SO4 Agreements and the modified SO4
Agreements at the expiration of the scheduled payment periods. The revenues generated by each of the projects operating under SO4 Agreements could decline significantly after the expiration of the respective scheduled payment periods.

The Upper Mahiao Project was deemed complete in June 1996 and began receiving capacity payments pursuant to the Upper Mahiao Energy Conversion Agreement ("ECA"), in July of 1996. The project is structured as a ten year BOOT, in which the Company's subsidiary CE Cebu Geothermal Power Company, Inc. ("CE Cebu"), the project company, is responsible for providing operations and maintenance during the ten year BOOT period. The electricity generated by the Upper Mahiao geothermal power plant is sold to PNOC-Energy Development Corporation ("PNOC-EDC"), which is also responsible for supplying the facility with the geothermal steam. After the ten year cooperation period, and the recovery by the Company of its capital investment plus incremental return, the plant will be transferred to PNOC-EDC at no cost.

PNOC-EDC is obligated to pay for electric capacity that is nominated each year by CE Cebu, irrespective of whether PNOC-EDC is willing or able to accept delivery of such capacity. PNOC-EDC pays to CE Cebu a fee (the "Capacity Fee") based on the plant capacity nominated to PNOC-
EDC   in  any  year  (which,  at  the  plant's  design  capacity,   is
approximately 95% of total contract revenues) and a fee  (the  "Energy
Fee")   based  on  the  electricity  actually  delivered  to  PNOC-EDC
(approximately  5%  of  total contract revenues).   The  Capacity  Fee
serves to recover the capital costs of the project, to recover fixed operating costs and to cover return on investment. The Energy Fee is designed to cover all variable operating and maintenance costs of the power plant. Payments under the Upper Mahiao ECA are denominated in U.S. Dollars, or computed in U.S. dollars and paid in Philippine pesos at the then-current exchange rate, except for the Energy Fee, which will be used to pay Philippine peso-denominated expenses. Significant portions of the Capacity Fee and Energy Fee are indexed to U.S. and
Philippine   inflation   rates,  respectively.    PNOC-EDC's   payment
requirements, and its other obligations under the Upper Mahiao ECA are supported by the Government of the Philippines through a performance undertaking.

Unit I of the Malitbog Project was deemed complete in July 1996.   The
Malitbog Project is being built, owned and operated by VGPC, a Philippine general partnership that is wholly owned, indirectly, by
the  Company.   VGPC is selling 100% of its capacity on  substantially
the same basis as described above for the Upper Mahiao Project to PNOC-EDC, which will in turn sell the power to the NPC. As with the Upper Mahiao project, the Malitbog project is structured as a ten year BOOT, in which the Company will be responsible for implementing construction of the geothermal power plant and, as owner, for providing operations
and  maintenance  for  the ten year BOOT period.   After  a  ten  year
cooperation period, and the recovery by the Company of its capital investment plus incremental return, the plant will be transferred to PNOC-EDC at no cost.

The Saranac Project sells electricity to New York State Electric & Gas pursuant to a 15 year negotiated power purchase agreement (the "Saranac PPA"), which provides for capacity and energy payments. Capacity payments, which in 1996 total 2.1 cents per kWh, are received for electricity produced during "peak hours" as defined in the Saranac PPA and escalate at approximately 4.1% annually for the remaining term of the contract. Energy payments, which average 6.3 cents per kWh in 1996, escalate at approximately 4.4% annually for the remaining term of the Saranac PPA. The Saranac PPA expires in June of 2009.

The Power Resources Project sells electricity to Texas Utilities Electric Company ("TUEC") pursuant to a 15 year negotiated power purchase agreement (the "Power Resources PPA"), which provides for capacity and energy payments. Capacity payments and energy payments, which in 1996 are $2,930 per month and 2.86 cents per kWh, respectively, escalate at 3.5% annually for the remaining term of the Power Resources PPA. The Power Resources PPA expires in September 2003.

The   NorCon  Project  sells  electricity  to  Niagara  Mohawk   Power
Corporation ("Niagara") pursuant to a 25 year negotiated power purchase agreement (the "NorCon PPA") which provides for energy payments calculated pursuant to an adjusting formula based on Niagara's ongoing Tariff Avoided Cost and the contractual Long-Run Avoided Cost. The NorCon PPA term extends through December 2017. The Company and Niagara are currently engaged in discussions regarding a potential restructuring or buyout and termination of the NorCon PPA.

The Yuma Project sells electricity to SDG&E under an existing 30-year power purchase contract. The energy is sold at SDG&E's Avoided Cost of Energy and the capacity is sold to SDG&E at a fixed price for the life of the power purchase contract. The contract term extends through May 2024.

Royalty Expense

Royalty expense comprises the following for the years ended:

                                1996      1995      1994

Navy I, Unit 1              $  1,620   $ 1,622    $1,641
Navy I, Units 2 and 3          3,512     3,394     3,174
BLM                            2,538     3,036     2,842
Navy II                        5,742     5,571     1,963
Partnership Project            6,702     6,820       ---
Salton Sea Project             3,526     3,578       ---
Desert Peak                       53       287       268
   Total                     $23,693   $24,308    $9,888

The amount of royalties paid by Navy I to the U.S. Navy to develop geothermal energy for Navy I, Unit 1 on the lands owned by the Navy comprises (i) a fee payable during the term of the contract based on the difference between the amounts paid by the Navy to Edison for specified quantities of electricity and the price as determined under the contract (which currently approximates 73% of that paid by the Navy to Edison), and (ii) $25,000 payable in December 2009, of which the Company's share is $11,600. The $25,000 payment is secured by funds placed on deposit monthly, which funds, plus accrued interest, will aggregate $25,000. The monthly deposit is currently $50. As of December 31, 1996, the balance of funds deposited approximated $5,311, which amount is included in restricted cash.

Units 2 and 3 of Navy I and the Navy II power plants are on Navy lands, for which the Navy receives a royalty based on electric sales revenue at the initial rate of 4% escalating to 22% by the end of the contract in December 2019. The BLM is paid a royalty of 10% of the value of steam produced by the geothermal resource supplying the BLM Plant.

The Partnership Project pays royalties based on both energy revenues and total electricity revenues. Hoch (Del Ranch) and Leathers pay royalties of approximately 5% of energy revenues and 1% of total electricity revenue. Elmore pays royalties of approximately 5% of energy revenues. Vulcan pays royalties of 4.167% of energy revenues.

The Salton Sea Project's weighted average royalty expense in 1996 was approximately 5.2%. The royalties are paid to numerous recipients based on varying percentages of electrical revenue or steam production multiplied by published indices.

Nevada and Utah Properties

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

Desert Peak. The Company is the owner and operator of a geothermal plant at Desert Peak, Nevada that is currently selling electricity to Sierra Pacific Power Company ("Sierra") at Sierra's Avoided Cost.

Glass Mountain

Under a Bonneville Power Administration ("BPA") geothermal pilot program, the Company has been developing a 30 net MW geothermal project which was originally located in the Newberry Known Geothermal Resource Area in Deschutes County, Oregon. Pursuant to two power sales contracts executed in September 1994, an affiliate of the Company agreed to sell 20 MW to BPA and 10 MW to Eugene Water and Electric Board ("EWEB") from the Project. In addition, BPA and EWEB together have an option to purchase up to an additional 100 MW of production from the project under certain circumstances. These power sales contracts provide that under certain circumstances the contracts may be utilized at an alternative location.

Pursuant to its resource exploration program, the Company has determined that the geothermal resource at Newberry is not sufficient to support the contracts and accordingly has determined to utilize the contracts at its leasehold position in Glass Mountain (the "Glass Mountain Project") in Northern California, where it has two successful production wells. The Company and BPA have agreed to relocate the project to Glass Mountain. Under the relocation agreement BPA will purchase 30 MW from the project. The movement of the project to this alternative location and BPA's purchase obligation are subject to obtaining a final environmental impact statement relating to the new site location. Discussions with EWEB are continuing.

The   Glass  Mountain  Project  is  currently  expected  to   commence
commercial operation in 2000. Completion of this project is subject to a number of significant uncertainties and cannot be assured.

5. Equity Investments

The Company has a present indirect ownership of approximately 35% in the Casecnan Project, a combined irrigation and 150 net MW hydroelectric power generation project located on the island of Luzon in the Philippines.

The Company acquired an approximate 47% economic interest in Saranac Power Partners, L.P. and a 20% economic interest in NorCon Power Partners, L.P. as part of the Falcon Seaboard acquisition.

Summary financial information for these equity investments follows:

                                     Casecnan   Saranac  NorCon

As of and for the year ended December 31, 1996:

Assets                             $ 492,166  $ 325,174   $ 125,956
Liabilities                          380,737    213,326     121,223
Net income (loss)                    (11,207)    40,005         (53)

As of December 31, 1995:
Assets                              501,160        N/A       N/A
Liabilities                         378,524        N/A       N/A

6.                       Parent Company Debt

 Parent company debt comprises the following at December 31:
                                             1996          1995
Senior discount notes                   $   527,535     $ 477,355
Senior notes                                224,150           ---
Limited recourse senior secured notes*      200,000       200,000
CalEnergy credit facility                   100,000           ---
Revolving credit facility                    95,000           ---
Convertible subordinated debentures             ---       100,000
Convertible debt                                ---        64,850
                                        $ 1,146,685     $ 842,205

*The amount of recourse obligation to the parent was $0 at December 31, 1996.

Senior Discount Notes

In March 1994, the Company issued $400,000 of 10 1/4% Senior Discount Notes which accrete to an aggregate principal amount of $529,640 at maturity in 2004. The original issue discount (the difference between $400,000 and $529,640) will be amortized from issue date through January 15, 1997, during which time no cash interest will be paid on the Senior Discount Notes. Commencing July 15, 1997, cash interest on the Senior Discount Notes will be payable semiannually on January 15 and July 15 of each year. The Senior Discount Notes are redeemable at any time on or after January 15, 1999 initially at a redemption price of 105.125% declining to 100% on January 15, 2002 plus accrued interest to the date of redemption. The Senior Discount Notes are unsecured senior obligations of the Company.

The Senior Discount Notes prohibit payment of cash dividends unless certain financial ratios are met and unless the dividends do not exceed 50% of the Company's accumulated adjusted consolidated net income as defined, subsequent to April 1, 1994, plus the proceeds of any stock issuance.

Senior Notes

On September 20, 1996 the Company completed a private sale to institutional investors of $225,000 aggregate principal amount of 9 1/2% Senior Notes due 2006. Interest on the Senior Notes will be payable semiannually on March 15 and September 15 of each year. The Senior Notes are redeemable at any time on or after September 15, 2001 initially at a redemption price of 104.75% declining to 100% on September 15, 2004 plus accrued interest to the date of redemption. The Senior Notes are unsecured senior obligations of the Company.

Limited Recourse Senior Secured Notes

On July 21, 1995 the Company issued $200,000 of 9 7/8% Limited Recourse Senior Secured Notes Due 2003 (the "Notes"). Interest on the Notes is payable on June 30 and December 30 of each year, commencing December 1995. The Notes are secured by an assignment and pledge of 100% of the outstanding capital stock of Magma and are recourse only to such Magma capital stock, the Company's interest in a secured Magma note and general assets of the Company equal to the Restricted Payment Recourse Amount, as defined in the Note Indenture ("Note Indenture"), which was $0 at December 31, 1996.

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

CalEnergy Credit Facility

On October 28, 1996 the Company obtained a $100,000 credit facility (the "CalEnergy Credit Facility") of which the Company has drawn $100,000 as of December 31,1996. Borrowings under the CalEnergy Credit Facility are unsecured and mature on October 28, 1997, subject to prepayment by the Company at any time. Subsequent to year end, the Company repaid the entire balance of the CalEnergy Credit Facility.

Revolving Credit Facility

On July 8, 1996 the Company obtained a $100,000 three year revolving credit facility. The facility is unsecured and is available to fund general operating capital requirements and finance future business opportunities. The Company had drawn $95,000 as of December 31, 1996. Subsequent to year end, the Company repaid the entire balance.


Convertible Subordinated Debentures

In June of 1993, the Company issued $100,000 principal amount of 5% convertible subordinated debentures ("debentures") due July 31, 2000. Substantially all of the debentures were converted into 4,443 common shares in September and October 1996 at a conversion price of $22.50 per share.

Convertible Debt

On November 19, 1991, the Company sold one thousand shares of convertible preferred stock, Series C, at $50,000 per share to Kiewit Energy Company Inc. ("Kiewit"), a subsidiary of PKS, in a private placement. Each share of the Series C preferred stock was convertible at any time at $18.375 per common share into 2,721 shares of common stock subject to customary adjustments. The Series C preferred stock had a dividend rate of 8.125%, commencing March 15, 1992 through conversion date or December 15, 2003. The dividends, which were cumulative, were payable quarterly in convertible preferred stock, Series C, through March 15, 1995 and in cash on subsequent dividend dates.

Pursuant to the terms of the Securities Purchase Agreement, the Company exercised its rights to exchange the preferred stock, Series C, on March 15, 1995 for $64,850 principal amount 9.5% convertible subordinated debenture of the Company due 2003, with the same conversion features of the preferred stock, Series C. On September
20, 1996, the Company converted the $64,850 convertible debt and associated accrued interest into 3,620 common shares at a conversion price of $18.375 per share.

The annual repayments of the parent company debt for the years beginning January 1, 1997 are as follows:

                         Senior                 Limited
                        Discount    Senior      Recourse
                         Notes       Notes      Notes *

  1997 - 2001          $    ---    $    ---    $    ---
  Thereafter            529,640     225,000     200,000
                       $529,640    $225,000    $200,000

*The amount of recourse obligation to the parent was $0 at December 31, 1996.

7.  Subsidiary and Project Debt:

Project loans held by subsidiaries and projects of the Company comprise the following at December 31:
                                             1996       1995

Salton Sea Notes and Bonds              $   538,982$   452,088
Northern eurobonds                          439,192        ---
Coso Funding Corp. project loans            148,346    203,226
U.K. Credit Facility                        128,423        ---
Power Resources project debt                114,571        ---
Construction loans                          377,454    211,198
Other                                         7,927     54,707
                                       $  1,754,895 $  921,219

Pursuant to separate project financing agreements, substantially all the assets of the Company are pledged or encumbered to support or otherwise provide the security for the project or subsidiary debt.

Salton Sea Notes and Bonds

On  June  20, 1996 and July 25, 1995, the Company through  its  wholly
owned   subsidiary,   Salton   Sea   Funding   Corporation   ("Funding
Corporation"), completed sales to institutional investors of $135,000 and $475,000, respectively, of Salton Sea Notes and Bonds (the "Notes and Bonds"). The Salton Sea Notes and Bonds are nonrecourse to the Company. The Funding Corporation debt securities were offered as follows:
              Senior Secured Series       Due          Rate      Amount
July 25, 1995           A Notes       May 30, 2000     6.69%    $232,750
July 25, 1995           B Bonds       May 30, 2005     7.37%     133,000
July 25, 1995           C Bonds       May 30, 2010     7.84%     109,250
June 20, 1996           D Notes       May 30, 2000     7.02%      70,000
June 20, 1996           E Bonds       May 30, 2011     8.30%      65,000

The Salton Sea Notes and Bonds are secured by the Company's four existing Salton Sea plants as well as an assignment of the right to receive various royalties payable to Magma in connection with its Imperial Valley properties and distributions from the Partnership Project.

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

Pursuant to the Depository Agreement, Funding Corporation established a debt service reserve fund in the form of a letter of credit in the amount of $70,430 from which scheduled interest and principal payments can be made.

Northern Eurobonds

The Northern debt includes a 55,000 ($94,177) debenture due in 1999, which bears a fixed interest rate of 12.661%. The debt also includes bearer bonds repayable in 100,000 ($171,230) amounts in 2005 and 2020, bearing fixed interest rates of 8.625% and 8.875%, respectively.

The balance at December 31, 1996 consists of the following:

              Debenture due 1999                       $  99,924
              Bearer bonds due 2005                      171,130
              Bearer bonds due 2020                      168,138
                                                       $ 439,192
Coso Funding Corp. Project Loans

The Coso Funding Corp. project loans are from Coso Funding Corp., a single-purpose corporation formed to issue notes for its own account and act as an agent on behalf of the Coso Project. On December 16, 1992, pursuant to separate credit agreements executed between Coso Funding Corp. and each Coso Joint Venture, the proceeds from Coso Funding Corp.'s note offering were loaned to the Coso Project. The proceeds of $560,245 were used by the Coso Project to (i) purchase and retire project finance debt comprised of the term loans and construction loans in the amount of $424,500, (ii) fund contingency funds in the amount of $68,400, (iii) fund debt service reserve funds in the amount of $40,000, and (iv) finance $27,345 of capital expenditures and transaction costs. The contingency fund and debt service reserve fund were required by the project loan agreements.

The contingency fund represented the approximate maximum amount, if any, which could theoretically have been payable by the Coso Project to third parties to discharge all liens of record and other contract claims encumbering the Coso Project's plants at the time of the project loans. The contingency fund was established in order to obtain investment-grade ratings to facilitate the offer and sale of the notes by Coso Funding Corp., and such establishment did not reflect the Coso Project's view as to the merits or likely disposition of such litigation or other contingencies. On June 9, 1993, MPE and the Mission Power Group, subsidiaries of Edison Corp., and the Coso Project reached a final settlement of all of their outstanding disputes and claims relating to the construction of the Coso Project. As a result of the various payments and releases involved in such settlement, the Coso Project agreed to make a net payment of $20,000 to MPE from the cash reserves of the Coso Project contingency fund and MPE agreed to release its mechanics' liens on the Coso Project. After making the $20,000 payment, the remaining balance of the Coso Project contingency fund (approximately $49,300) was used to increase the Coso Project debt reserve fund from approximately $43,000 to its maximum fully-funded requirement of $67,900. The remaining $24,400 balance of contingency fund was retained within the Coso Project for future capital expenditures and for Coso Project debt service payments. Since the Coso Project debt service reserve is fully funded in advance, Coso Project cash flows otherwise intended to fund the Coso Project debt service reserve fund, subject to satisfaction of certain covenants and conditions contained in the Coso Joint Ventures' refinancing documents, may be available for distribution to the Company in its proportionate share.

The Coso Funding Corp. project loans are collateralized by, among other things, the power plants, geothermal resource, debt service reserve funds, contingency funds, pledge of contracts, and an assignment of all such Coso Project's revenues which will be applied against the payment of obligations of each Coso Joint Venture, including the project loans. Each Coso Joint Venture's assets will secure only its own project loan, and will not be cross-collateralized with assets pledged under other Coso Joint Venture's credit agreements. The project loans are nonrecourse to any partner in the Coso Joint Ventures and the Coso Funding Corp. shall solely look to such Coso Joint Venture's pledged assets for satisfaction of such project loans. However, the loans are cross-collateralized by the available cash flow of each Coso Joint Venture. Each Coso Joint Venture after satisfying a series of its own obligations has agreed to advance support loans (to the extent of available cash flow and, under certain conditions, its debt service reserve funds) in the event revenues from the supporting Coso Joint Ventures are insufficient to meet scheduled principal and interest on their separate project loans.

The Coso Funding Corp. project loans carry a fixed interest rate with weighted average interest rates of 8.46% and 8.29% at December 31, 1996 and 1995, respectively. The loans have scheduled repayments through December 2001.

U.K. Credit Facility

On October 28, 1996 CE Holdings obtained a 560,000 ($958,888) five year term loan and revolving credit facility (the "U.K. Credit Facility"). The Company has not guaranteed, nor is it otherwise subject to recourse for, amounts borrowed under the U.K. Credit Facility. The agreement places restrictions on distributions from CE Electric to any of its shareholders based on certain financial ratios. As of December 31, 1996, CE Holdings had drawn 75,000 ($128,423) under the agreement.

Power Resources Project Financing Debt

Power Resources, an indirect wholly-owned subsidiary, has project financing debt consisting of a term loan payable to a consortium of banks with interest and principal due quarterly through October 2003. The debt carries fixed interest rates of 10.385% and 10.625%. The loan is collateralized by all of the assets of Power Resources.

The annual repayments of the subsidiary and project debt, excluding construction loans, for the years beginning January 1, 1997 and thereafter are as follows:

                   Salton Sea           Coso
                   Notes and           Funding  UK Credit   Power
                     Bonds   Northern    Corp.  Facility  Resources     Other
            1997  $  90,228  $   ---  $ 41,729  $    ---  $ 11,228     $  873
            1998    106,938      ---    38,912       ---    12,805      1,678
            1999     57,836   99,924    31,717       ---    14,268      1,421
            2000     25,072      ---     4,080       ---    16,087      1,181
            2001     22,376      ---    31,908   128,423    18,119        959
Thereafter          236,532  339,268       ---       ---    42,064      1,815

                   $538,982 $439,192  $148,346  $128,423  $114,571     $7,927

Construction Loans

The Company's share of project construction loans comprise the following at December 31:

                           1996        1995
Upper Mahiao             $150,628    $134,619
Malitbog                  137,881      36,863
Mahanagdong                76,503      39,716
Dieng Unit I               12,442         ---
                         $377,454    $211,198

The  construction loans are scheduled to be replaced by  term  project
financing   upon  completion  of  construction  and  commencement   of
commercial operations.


Upper Mahiao Construction Loan

Draws on the construction loan for the Upper Mahiao geothermal power project at December 31, 1996 totaled $150,628. A consortium of international banks provided the construction financing with interest rates at LIBOR or "Prime" with interest payments due every quarter and at LIBOR maturity. The weighted average interest rate at December 31, 1996 and 1995 is approximately 8.01% and 8.31%, respectively. The Export-Import Bank of the U.S. ("Ex-Im Bank") is providing political risk insurance to commercial banks on the construction loan. The construction loan is expected to be converted to a term loan promptly after NPC completes the full capacity transmission line, which is currently expected in early 1997. The largest portion of the term loan for the project will also be provided by Ex-Im Bank. The term financing for the Ex-Im Bank loan will be for a ten year term at a fixed interest rate of 5.95%.

Malitbog Construction Loan

Draws on the construction loan for the Malitbog geothermal power project at December 31, 1996 totaled $137,881. Credit Suisse and OPIC have provided the construction and term loan facilities. The eight year project term loan facilities will be at variable interest rates (weighted average of 8.15% and 8.42% at December 31, 1996 and 1995, respectively). The international bank portion of the debt will be insured by the Overseas Private Investment Corporation ("OPIC") against political risks and the Company's equity contribution to Visayas Geothermal Power Company ("VGPC") is covered by political risk insurance from the Multilateral Investment Guarantee Agency and OPIC.

Mahanagdong Construction Loan

The Company's share of draws on the construction loan for the Mahanagdong geothermal power project at December 31, 1996 totaled $76,503. The construction debt financing is provided by OPIC and a consortium of international banks. The construction loan interest rates are at LIBOR or "Prime" with interest payments due quarterly and at LIBOR maturity. The weighted average interest rate at December 31, 1996 and 1995 is approximately 8.05% and 8.02% respectively. Political risk insurance from Ex-Im Bank has been obtained for the commercial lenders. Ten year project term debt financing of approximately $120,000 will be provided by Ex-Im Bank (which will replace the bank construction debt) and by OPIC. The majority of the term financing is expected to be provided by the Ex-Im Bank at a fixed interest rate of 6.92%.

Dieng Construction Loan

On October 4, 1996 the Company closed the $120,000 project financing for the Dieng Unit I 55 net MW geothermal project located in Indonesia. The loan carries a variable interest rate (weighted average of 7.19% at December 31, 1996) and has scheduled project term repayments through 2002. Dieng Unit I is under construction and is currently expected to begin commercial operation by late 1997. The Company has drawn $12,442 as of December 31, 1996.

8. Income Taxes

Provision  for income taxes is comprised of the following at  December
31:
                                             1996       1995     1994

Currently payable:
State                                    $ 7,520     $ 5,510    $1,970
Federal                                   19,873      11,138     5,829
Foreign                                    2,176         ---       ---
                                          29,569      16,648     7,799
Deferred:
State                                      1,619         921     1,017
Federal                                    9,209      13,062     7,241
Foreign                                    1,424         ---       ---
                                          12,252      13,983     8,258
Total after benefit of
 extraordinary item                       41,821      30,631    16,057
Tax benefit attributable to
 extraordinary item                          ---         ---       945
Total before benefit of
 extraordinary item                      $41,821     $30,631   $17,002

A reconciliation of the federal statutory tax rate to the effective tax rate applicable to income before provision for income taxes follows:
                                    1996     1995      1994

Federal statutory rate             35.00%   35.00%    35.00%
Percentage depletion in excess
 of cost depletion                 (6.12)   (7.38)    (6.85)
Investment and energy tax credits  (8.34)   (1.80)    (3.04)
State taxes, net of federal
 tax effect                         4.38     4.09      4.48
Goodwill amortization               2.51     2.53       ---
Non-deductible expense               .84     1.10       ---
Lease investment                     ---    (2.18)      ---
Tax effect of foreign income        2.54      ---       ---
Other                                .01      .20       .86
                                   30.82%   31.56%    30.45%

Deferred tax liabilities (assets) are comprised of the following at
December 31:
                                            1996           1995
Depreciation and amortization, net        $725,366       $349,079
Pensions                                    22,883            ---
Other                                        6,119          4,043

                                           754,368        353,122

Deferred contract costs                  (128,745)            ---
Deferred income                            (9,298)         (7,709)
Loss carryforwards                            ---          (3,050)
Energy and investment tax credits         (55,931)        (52,857)
Advance corporation tax                   (20,205)            ---
Alternative minimum tax credits           (50,819)        (52,480)
Jr. SO4 royalty receivable                 (5,865)         (5,865)
Accruals not currently deductible
 for tax purposes                         (13,372)            ---
Other                                        (934)         (4,641)

                                         (285,169)       (126,602)

Net deferred taxes                       $469,199        $226,520

The Company has unused investment and geothermal energy tax credit carryforwards of approximately $55,931 expiring between 2002 and 2011. The Company also has approximately $50,819 of alternative minimum tax credit and 11,800 ($20,205) of surplus advance corporation tax carryforwards which have no expiration date.

9. Company-Obligated Mandatorily Redeemable Convertible Preferred Securities of Subsidiary Trust Holding Solely Convertible Debentures

On April 12, 1996 CalEnergy Capital Trust, a special purpose Delaware business trust organized by the Company (the "Trust"), pursuant to the Amended and Restated Declaration of Trust (the "Declaration") dated as of April 4, 1996, completed a private placement (with certain shelf registration rights) of $100,000 of convertible preferred securities ("TIDES"). In addition, an option to purchase an additional
78.6 TIDES, or $3,930, was exercised by the initial purchasers to cover over-allotments.

The Trust has issued 2,078.6 of 6 1/4% TIDES with a liquidation preference of fifty dollars each. The Company owns all of the common securities of the Trust. The TIDES and the common securities represent undivided beneficial ownership interests in the Trust. The assets of the Trust consist solely of the Company's 6 1/4% Convertible Junior Subordinated Debentures due 2016 in an outstanding aggregate principal amount of $103,930 ("Junior Debentures") issued pursuant to an indenture dated as of April 1, 1996. The indenture includes an agreement by the Company to pay expenses and obligations incurred by the Trust. Each TIDES will be convertible at the option of the holder thereof at any time into 1.6728 shares of CalEnergy Common Stock (equivalent to a conversion price of $29.89 per share of the Company's Common Stock), subject to customary anti-dilution adjustments.

Until converted into the Company's Common Stock, the TIDES will have no voting rights with respect to the Company and, except under certain limited circumstances, will have no voting rights with respect to the Trust. Distributions on the TIDES (and Junior Debentures) are cumulative, accrue from the date of initial issuance and are payable quarterly in arrears, commencing June 15, 1996. The Junior Debentures are subordinated in right of payment to all senior indebtedness of the Company and the Junior Debentures are subject to certain covenants, events of default and optional and mandatory redemption provisions, all as described in the Junior Debenture Indenture.

Pursuant to a Preferred Securities Guarantee Agreement, dated as of April 10, 1996 (the "Guarantee"), between the Company and a preferred guarantee trustee, the Company has agreed irrevocably to pay to the holders of the TIDES, to the extent that the Trustee has funds available to make such payments, quarterly distributions, redemption payments and liquidation payments on the TIDES. Considered together, the undertakings contained in the Declaration, Junior Debentures, Indenture and Guarantee constitute a full and unconditional guarantee by the Company of the Trust's obligations under the TIDES.

10.Preferred Stock

On December 1, 1988 the Company distributed a dividend of one preferred share purchase right ("right") for each outstanding share of common stock. The rights are not exercisable until ten days after a person or group acquires or has the right to acquire, beneficial ownership of 20% or more of the Company's common stock or announces a tender or exchange offer for 30% or more of the Company's common stock. Each right entitles the holder to purchase one one-hundredth of a share of Series A junior preferred stock for $52. The rights may be redeemed by the Board of Directors up to ten days after an event triggering the distribution of certificates for the rights. The rights plan was amended in February 1991 so that the agreement with Kiewit would not trigger the exercise of the rights. The rights will expire, unless previously redeemed or exercised, on November 30, 1998. The rights are automatically attached to, and trade with, each share of common stock.

11.Stock Options and Restricted Stock

The Company has issued various stock options. As of December 31, 1996, a total of 5,088 shares are reserved for stock options, of which 4,777 shares have been granted and remain outstanding at prices of $3.00 to $30.38 per share.

The Company has stock option plans under which shares were reserved for grant as incentive or non-qualified stock options, as determined by the Board of Directors. The plans allow options to be granted at 85% of their fair market value at the date of grant. Generally, options are issued at 100% of fair market value at the date of grant. Options granted under the 1996 Plan become exercisable over a period of three to five years and expire if not exercised within ten years from the date of grant or, in some instances a lesser term. Prior to the 1996 Plan, the Company granted 256 options at fair market value at date of grant which had terms of ten years and were exercisable at date of grant. In addition, the Company had issued approximately 138 options to consultants on terms similar to those issued under the 1996 Plan. The non-1996 plan options are primarily options granted to Kiewit (see Note 12).

The Company granted 500 shares of restricted common stock with an aggregate market value of $9,500 in exchange for the relinquishment of 500 stock options which were canceled by the Company. The shares have all rights of a shareholder, subject to certain restrictions on transferability and risk of forfeiture. Unearned compensation equivalent to the market value of the shares at the date of issuance was charged to Stockholders' equity. Such unearned compensation is being amortized over the vesting period of which 125 shares were immediately vested and the remaining 375 shares vest straight line over approximately five years. Accordingly, $1,535 and $2,494 of unearned compensation was charged to general and administrative expense in 1996 and 1995, respectively.

Transactions in Stock Options

Options Outstanding
                          Shares Available
                          for Grant Under               Option Price    Weighted Avg
                          1996 Option Plan     Shares     Per Shares    Option Price   Total
Balance December 31, 1993      439             8,514    $3.00 - $19.00     $12.32     $104,931

Options granted               (954)            1,243    12.00 - 17.25       15.49       19,260
Options terminated              15               (15)    3.00 - 15.94       13.67         (205)
Options exercised              ---              (141)    3.00 - 15.94        5.03         (709)
Additional shares reserved
 under 1996 Option Plan        586               ---         ---              ---          ---
Balance December 31, 1994       86             9,601     3.00 - 19.00       12.84      123,277

Options granted               (396)              396    15.81 - 19.00       18.15        7,188
Options terminated             571              (571)   14.88 - 19.00       18.69      (10,673)
Options exercised              ---              (135)    3.00 - 15.94        3.41         (460)
Balance December 31, 1995      261             9,291     3.00 - 19.00       12.84      119,332

Options granted             (1,157)           1,1572     5.06 - 30.38       28.17       32,590
Options terminated             468              (468)    3.00 - 19.00       17.96       (8,406)
Options exercised              ---            (5,203)    3.00 - 21.68       11.13      (57,931)
Additional shares reserved
 under 1996 Option Plan        739               ---          ---             ---          ---
Balance December 31, 1996      311             4,777    $3.00 - $30.38     $17.92      $85,585

Options exercisable at:
December 31, 1994                              7,897    $3.00 - $19.00     $11.87      $93,705
December 31, 1995                              8,229    $3.00 - $19.00     $12.26     $100,886
December 31, 1996                              3,071    $3.00 - $30.38     $14.25      $43,770


The following table summarizes information about stock options outstanding and exercisable as of December 31, 1996:


                           Options Outstanding                       Options Exercisable
                                             Weighted       Weighted Average                        Weighted
Range of                    Number           Average           Remaining           Number            Average
Exercise Prices          Outstanding      Exercise Price    Contractual Life     Exercisable     Exercise Price
$3.00   $11.99             1,251            $ 10.70             4 years             1,251           $ 10.70
12.00    20.99             2,369              16.72             7  years            1,786             16.50
21.00    30.38             1,157              28.16             9 years                34             29.25

                           4,777            $ 17.92             7 years             3,071           $ 14.25

In October 1995 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 ("SFAS
123"), "Accounting for Stock-Based Compensation." SFAS 123 defines a fair value based method of accounting for stock-based employee compensation plans and encourages all entities to adopt that method of accounting. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting.

The Company has decided to continue to apply the intrinsic value based method of accounting for its stock-based employee compensation plans. If the fair value based method had been applied for 1996 and 1995, non-cash compensation expense and the effect on net income available to common stockholders and earnings per share would have been immaterial. The fair value for stock options was estimated using the Black-Scholes option pricing model with assumptions for the risk-free interest rate of 6.00%, expected volatility of 22%, expected life of approximately
4.5 years, and no expected dividends. The weighted average fair value of options granted during 1996 and 1995 was $8.62 per option and $5.72 per option, respectively.

12.Common Stock Sales & Related Options

Simultaneous with the acquisition of the remaining equity interest of Magma on February 24, 1995, the Company completed a public offering (the "Offering") of 18,170 shares of common stock, which amount included a direct sale by the Company to Kiewit of 1,500 shares and the exercise of underwriter over-allotment options for 1,500 shares, at a price of $17.00 per share. The Company received proceeds of $300,388 from the Offering.

The Company and Kiewit signed a Stock Purchase Agreement and related agreements, dated as of February 18, 1991. Under the terms of the agreements, Kiewit purchased 4,000 shares of common stock at $7.25 per share and received options to buy 3,000 shares at a price of $9 per share exercisable over three years and an additional 3,000 shares at a price of $12 per share exercisable over five years (subject to customary adjustments).

In May 1994, pursuant to a special antidilution provision of the 1991 Stock Purchase Agreement between the Company and Kiewit, the Company increased Kiewit's existing option (granted in 1991) to purchase 3,000 shares at $12 per share by an additional 289 shares as a final adjustment under such provisions.

In connection with this initial stock purchase, the Company and Kiewit also entered into certain other agreements pursuant to which Kiewit and its affiliates agreed not to acquire more than 34% of the outstanding common stock (the "Standstill Percentage") for a five-year period ending in February 1996 and Kiewit became entitled to nominate at least three of the Company's directors.

On June 19, 1991, the board approved a number of amendments to the Stock Purchase Agreement and the related agreements. As part of those amendments, the Company extended the term of the $9 and $12 options to seven years; modified certain of the other terms of these options; granted to Kiewit an option to acquire an additional 1,000 shares of the common stock at $11.625 per share for a ten year term; and increased the Standstill Percentage from 34% to 49%.

On November 19, 1991, the Board approved the issuance by the Company to Kiewit of one thousand shares of Series C preferred stock for $50,000. In connection with the sale of the Series C preferred stock to Kiewit, the Standstill Agreement was amended so that the 49% Standstill Percentage restriction would apply to voting stock rather than just common stock.

13.    Related Party Transactions

The Company charged and recognized a management fee and interest on advances to its Coso Joint Ventures, which aggregated approximately $5,731, $6,075 and $5,569 in the years ended December 31, 1996, 1995 and 1994, respectively. The Company has a note receivable from the Coso Joint Ventures included in deferred charges and other assets which bears a fixed interest rate of 12.5% and is payable on or before March 19, 2002. The balance of the note is $11,578 and $14,254 as of December 31, 1996 and 1995, respectively. This note is subordinated to the senior project loan on the project.

The Mahanagdong Project is being constructed by a consortium (the "EPC Consortium") of Kiewit Construction Group, Inc. ("KCG") and the CE
Holt Company, a wholly owned subsidiary of the Company, pursuant to fixed-price, date-certain, turnkey supply and construction contracts (collectively, the "Mahanagdong EPC"). The obligations of the EPC Consortium under the Mahanagdong EPC are supported by a guaranty of KCG at an aggregate amount equal to approximately 50% of the
Mahanagdong EPC price. The Mahanagdong EPC provides for maximum liability for liquidated damages of up to $100,500 and total liability of up to $201,000. KCG, a wholly owned subsidiary of PKS, is the lead member of the EPC Consortium, with an 80% interest. KCG performs construction services for a wide range of public and private customers in the U.S. and internationally. CE Holt Company provides design and engineering services for the EPC Consortium, and holds a 20% interest. The Company has provided a guaranty of CE Holt Company's obligations under the Mahanagdong EPC Contract.

The Company has in an international joint venture agreement with PKS, a stockholder of the Company, which the Company believes enhances its capabilities in foreign power markets. The joint venture agreement is limited to international power project development activities and provides that, if both the Company and PKS agree to participate in a project, they will share all development costs equally. The Company and PKS each will provide 50% of the equity required for financing a project developed by the joint venture and the Company will receive from the project a development fee (generally 1% of project capital) and will operate and manage such project for a fee. The agreement creates a joint development structure under which, on a project by project basis, the Company will be the development manager, managing partner and/or project operator, and equal equity participant with PKS and a preferred participant in the construction consortium and PKS will be an equal equity participant and the preferred turnkey construction contractor. The joint venture agreement may be terminated by either party on 15 days written notice, provided that such termination cannot affect the pre-existing contractual obligations of either party.

14.            Extraordinary Item

In conjunction with the Company's Senior Discount Notes offering in 1994, the 12% Senior Notes were defeased. This resulted in an extraordinary item in the amount of $2,007, after the income tax effect of $945. The extraordinary item represents the amount necessary to defease the interest payments and the unamortized portion of the deferred financing costs on the 12% Senior Notes.

15.Fair Value of Financial Instruments

The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. Although management uses its best judgment in estimating the fair value of these financial instruments, there are inherent limitations in any estimation techniques. Therefore, the fair value estimates presented herein are not necessarily indicative of the amounts which the Company could realize in a current transaction.

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

The carrying amounts in the table below are included under the indicated captions in Notes 6 and 7 except for the interest rate swaps which are discussed in Note 16.



                                         1996                  1995
                                             Estimated             Estimated
                                  Carrying   Fair        Carrying     Fair
                                   Value     Value         Value      Value
Financial assets:
Interest rate swap receivable     $    100   $    222    $     61     $  561
Financial liabilities:
Senior discount notes              527,535    556,971     477,355    503,158
Senior notes                       224,150    229,866         ---        ---
Limited recourse senior secured
 notes                             200,000    212,560     200,000    210,500
CalEnergy credit facility          100,000    100,000         ---        ---
Revolving line of credit            95,000     95,000         ---        ---
Convertible subordinated debentures    ---        ---     100,000    100,500
Salton Sea notes and bonds         538,982    531,807     452,088    459,629
Northern Electric eurobonds        439,192    445,830         ---        ---
Construction loans                 377,454    377,454     211,198    211,198
Coso Funding Corp. project loans   148,346    153,650     203,226    214,917
Power Resources Inc. project
 financing debt                    114,571    114,571         ---        ---
U.K. credit facility               128,423    128,423         ---        ---
Other                                7,927      7,927      54,707     54,707
Interest rate swap payable             ---        ---         226        672

16.  Interest Rate Swap Agreements

In January 1993, the Coso Joint Ventures entered into five year deposit interest rate swap agreements. The subject deposits represent debt service reserves established in conjunction with refinancing the Coso Joint Ventures loans through Coso Funding Corp. The deposit interest rate swaps effectively convert interest earned on the debt service reserve deposits from a variable rate to a fixed rate, in order to match the nature of the interest rate on the borrowings used to fund the debt service reserve deposits. The Company's proportion of the deposit amount of $27,239 included in restricted cash and investments accretes annually to a maximum amount of approximately $29,300 in 1997. Under the agreements, which mature on January 11, 1998, the Coso Joint Ventures make semi-annual payments to the counter party at variable rates based on LIBOR, reset and compounded every three months, and in return receive payments based on a fixed rate of 6.34%. The effective LIBOR rate ranged from 5.5313% to 5.9375% during 1996 and was 5.5313% at December 31, 1996. The counter party to these agreements is a large multi-national financial institution.

17.  Regulatory Matters

Northern is subject to price cap regulation. The Office of Electricity Regulation ("OFFER") controls the revenues generated by Northern in its distribution and supply businesses by applying a price control formula, P + RPI - X (where X is currently 3% for distribution and 2% for supply), where P is the price level at the beginning of each new regulatory period, RPI is the change in the Retail Price Index and X is an adjustment factor determined by OFFER.

In the distribution business, the Distribution Price Control Formula ("DPCF") is usually set for a five-year period, subject to more frequent adjustments as determined necessary by the Director General of Electricity Supply (the "Regulator"). At each review, the Regulator can require a one-time price reduction. An initial review by the Regulator of allowable income in the distribution business led to a reduction of the price level by 17% for Northern starting April 1, 1995, followed by efficiency factors of X=2% for each year until March 2000. On July 6, 1995, the Regulator announced the result of a further distribution price review which was precipitated by certain market events in the UK electric utility industry. For Northern, such announcement meant a further real reduction of 11% in allowable distribution income for the twelve months from April 1, 1996, followed by an efficiency factor X=3% for each year until March 31, 2000, before an allowed increase for inflation.

In the supply business, which is progressively being opened to competition, price regulation still applies to the market for customers with demand of not more than 100kW. The calculation of the maximum supply charge is based on a Supply Price Control Formula, similar to the DPCF and is set for a four-year period. In 1993, OFFER announced the supply franchise market (i.e., with demand of not more than 100kW) income entitlement for the four-year period ending March 1998. A relatively small efficiency factor of X=2% was applied to Northern and is being offset by an allowance for both unit and customer growth. The nonfranchise markets (above 1 MW) were opened to full competition during privatization in 1990; the nonfranchise markets above 100kW were opened to full competition starting in April 1994.

18.  Pension Commitments

Northern participates in the Electricity Supply Pension Scheme, which provides pension and other related defined benefits, based on final pensionable pay, to substantially all employees throughout the Electricity Supply Industry in the United Kingdom.

The actuarial computation assumed an interest rate of 7.75% an expected return on plan assets of 8.25% and annual compensation increases of 5.75% over the remaining service lives of employees covered under the plan. Amounts funded to the pension are primarily invested in equity and fixed income securities.

The   following  table  details  the  funded  status  and  the  amount
recognized  in  the balance sheet of the Company as of   December  31,
1996.

Actuarial present value of benefit obligations:
 Vested benefits                                 $ 797,932
 Nonvested benefits                                    ---
Accumulated benefit obligation                     797,932
Effect of future increase in compensation           58,218
Projected benefit obligation                       856,150
Fair value of plan assets                          919,163
Prepaid pension asset                            $  63,013

19.  Commitments and Contingencies

There were no material outstanding lawsuits as of December 31, 1996.

Casecnan
In November 1995, CE Casecnan Water and Energy Company, Inc., a Philippine corporation ("CE Casecnan"), closed the financing and commenced construction of the Casecnan Project, a combined irrigation and 150 net MW hydroelectric power generation project (the "Casecnan Project") located in the central part of the island of Luzon in the Republic of the Philippines. The Casecnan Project will consist generally of diversion structures in the Casecnan and Denip Rivers that will divert water into a tunnel of approximately 23 kilometers. The tunnel will transfer the water from the Casecnan and Denip Rivers in the Pantabangan Reservoir for irrigation and hydroelectric use in the Central Luzon area. An underground powerhouse located at the end of the water tunnel and before the Pantabangan Reservoir will house a power plant consisting of approximately 150 MW of newly installed rated electrical capacity. A tailrace tunnel of approximately three kilometers will deliver water from the water tunnel and the new powerhouse to the Pantabangan Reservoir, providing additional water for irrigation and increasing the potential electrical generation at two downstream existing hydroelectric facilities of the National Power Corporation of the Philippines ("NPC").

CE Casecnan, which is presently indirectly owned as to approximately 35% of its equity by the Company and approximately 35% by PKS, is developing the Casecnan Project under the terms of the Project
Agreement between CE Casecnan and the National Irrigation Administration ("NIA"). Under the Project Agreement, CE Casecnan will develop, finance and construct the Casecnan Project over an estimated four-year construction period, and thereafter own and operate the Casecnan Project for 20 years (the "Cooperation Period"). During the Cooperation Period, NIA is obligated to accept all deliveries of water and energy, and so long as the Casecnan Project is physically capable of operating and delivering in accordance with agreed levels set forth in the Project Agreement, NIA will pay CE Casecnan a guaranteed fee for the delivery of water and a guaranteed fee for the delivery of electricity, regardless of the amount of water or electricity actually delivered. In addition, NIA will pay a fee for all electricity delivered in excess of a threshold amount up to a specified amount. NIA will sell the electric energy it purchases to NPC, although NIA's obligations to CE Casecnan under the Project Agreement are not dependent on NPC's purchase of the electricity from NIA. All fees to be paid by NIA to CE Casecnan are payable in U.S. dollars. The guaranteed fees for the delivery of water and energy are expected to provide approximately 70% of CE Casecnan's revenues.

The Project Agreement provides for additional compensation to CE Casecnan upon the occurrence of certain events, including increases in Philippine taxes and adverse changes in Philippine law. Upon the occurrence and during the continuance of certain force majeure events, including those associated with Philippines political action, NIA may be obligated to buy the Casecnan Project from CE Casecnan at a buy out price expected to be in excess of the aggregate principal amount of the outstanding CE Casecnan debt securities, together with accrued but unpaid interest. At the end of the Cooperation Period, the Casecnan Project will be transferred to NIA and NPC for no additional consideration on an "as is" basis.

The Republic of the Philippines has provided a Performance Undertaking under which NIA's obligations under the Project Agreement are guaranteed by the full faith and credit of the Republic of the Philippines. The Project Agreement and the Performance Undertaking provide for the resolution of disputes by binding arbitration in Singapore under international arbitration rules.

The Casecnan Project is being constructed on a joint and several basis by Hanbo Corporation and Hanbo Engineering & Construction Co. Ltd. (formerly known as You One Engineering & Construction Co., Ltd., and herein referred to as "HECC"), both of which are South Korean corporations, pursuant to a fixed-price, date-certain, turnkey construction contract (the "Turnkey Construction Contract"). Hanbo Corporation and HECC (sometimes collectively referred to as the "Contractor") are under common ownership control. Hanbo Corporation is an international construction company. HECC, which recently emerged from a court-administered receivership, is a contractor with over 25 years experience in tunnel construction, using both the drill-and-blast and tunnel boring machine ("TBM") methods.

The Contractor's obligations under the Turnkey Construction Contract are guaranteed by Hanbo Iron & Steel Company, Ltd. ("Hanbo Steel"), a large South Korean steel company. In addition, the Contractor's obligations under the Turnkey Construction Contract are secured by an unconditional, irrevocable standby letter of credit issued by Korea First Bank ("KFB") in the approximate amount of $118,000. The total cost of the Casecnan Project, including development, construction, testing and startup, is estimated to be approximately $495,000.

In late January 1997, the Company was advised that Hanbo Corporation and Hanbo Steel had each filed to seek court receivership protection in Korea. At the present time, all of the construction work on the Casecnan Project is being performed by the second contractor which is party to the Turnkey Construction Contract, HECC. Although HECC, Hanbo Corporation and Hanbo Steel are under common ownership control, HECC has not filed for receivership protection and is believed to be solvent. However, no assurances can be given that HECC will not file for receivership due to the foregoing developments or that it will remain solvent and able to perform fully its obligations under the Turnkey Construction Contract.

The work on the Casecnan Project, which commenced in 1995, is presently continuing on schedule and within the budget. CE Casecnan is presently reviewing its rights, obligations and potential remedies in respect of the recent developments regarding the co-Contractor and the guarantor and is presently unable to speculate as to the ultimate effect of such developments on CE Casecnan. However, CE Casecnan has recently received confirmation from HECC that it intends to fully perform its obligations under the Turnkey Construction Contract and complete the Casecnan Project on schedule and within the budget. Additionally, it has been reported that the South Korean government has informed the Philippine government that the South Korean government will take appropriate actions to support HECC's completion of the Casecnan Project.

KFB has recently reconfirmed to CE Casecnan that it will honor its obligations under the Casecnan Project letter of credit and also has stated its support for the successful completion of the Casecnan Project. However, Moody's Investors Service has recently issued a warning for a possible ratings downgrade for KFB because of the possible impact of the Hanbo Steel receivership on the substantial loans KFB previously made to Hanbo Steel. In a related development, the South Korean government has recently announced that it would provide some funding to assist Hanbo Steel's creditor banks (including
KFB) and its subcontractors.

CE Casecnan financed a portion of the costs of the Casecnan Project through the issuance of $125,000 of its 11.45% Senior Secured Series A Notes due 2005 and $171,500 of its 11.95% Senior Secured Series B
Notes due 2010 pursuant to an indenture dated November 27, 1995, as amended to date (the "Casecnan Indenture"). Although no default has occurred under the Casecnan Indenture as a result of the announced receivership of Hanbo Corporation, CE Casecnan will continue to closely monitor the Hanbo group and KFB developments and project construction status and develop appropriate contingency plans.

If HECC were to materially fail to perform its obligations under the Turnkey Construction Contract and if KFB were to fail to honor its obligations under the Casecnan letter of credit, such actions could have a material adverse effect on the Casecnan Project and CE Casecnan. However, based on the information presently available to it, CE Casecnan does not presently expect that either such event will occur.

Leases
Certain  retail facilities, buildings and equipment are  leased.   The
leases expire in periods ranging from one to 75 years and some provide for renewal options.

At December 31, 1996, the Company's future minimum rental payments with respect to non-cancellable operating leases were as follows:



 1997                                      $  9,137
 1998                                         8,897
 1999                                         5,337
 2000                                         5,279
 2001                                         5,098
 Thereafter                                  61,204
                                            $94,952


20.  Subsequent Event

On February 26, 1997, CalEnergy Capital Trust II, a special purpose Delaware business trust organized by the Company (the "Trust II"), pursuant to the Amended and Restated Declaration of Trust (the "Declaration") dated as of February 26, 1997, completed a private placement (with certain shelf registration rights) of $150,000 of trust preferred convertible securities, referred to as Company-obligated mandatorily redeemable convertible preferred securities of subsidiary trust holding solely convertible debentures ("Trust Securities"). In addition, an option to purchase an additional 600 Trust Securities, or $30,000, was exercised by the initial purchasers to cover over-allotments.

The Trust has issued 3,600 of 6 1/4% Trust Securities with a liquidation preference of fifty dollars each. The Company owns all of the common securities of the Trust. The Trust Securities and the common securities represent undivided beneficial ownership interests in the Trust. The assets of the Trust consist solely of the Company's 6 1/4% Convertible Junior Subordinated Debentures due 2012 in an outstanding aggregate principal amount of $180,000 ("Junior Debentures") issued pursuant to an indenture dated as of February 20, 1997. The indenture includes an agreement by the Company to pay expenses and obligations incurred by the Trust. Each Trust Security will be convertible at the option of the holder thereof at any time into 1.1655 shares of CalEnergy Common Stock (equivalent to a conversion price of $42.90 per share of the Company's Common Stock), subject to customary anti-dilution adjustments.

Until converted into the Company's Common Stock, the Trust Securities will have no voting rights with respect to the Company and, except under certain limited circumstances, will have no voting rights with respect to the Trust. Distributions on the Trust Securities (and Junior Debentures) are cumulative, accrue from the date of initial issuance and are payable quarterly in arrears, commencing June 1, 1997. The Junior Debentures are subordinated in right of payment to all senior indebtedness of the Company and the Junior Debentures are subject to certain covenants, events of default and optional and mandatory redemption provisions, all as described in the Junior Debenture Indenture.

Pursuant to a Preferred Securities Guarantee Agreement (the "Guarantee"), between the Company and a preferred guarantee trustee, the Company has agreed irrevocably to pay to the holders of the Trust Securities, to the extent that the Trust has funds available to make such payments, quarterly distributions, redemption payments and liquidation payments on the Trust Securities. Considered together, the undertaking contained in the Declaration, Junior Debentures, Indenture and Guarantee constitute a full and unconditional guarantee by the Company of the Trust's obligations under the Trust Securities.

A portion of the net proceeds of the Trust Securities offering were used to repay the CalEnergy Credit Facility.

21.  Geographic Information

The Company operates in one principal industry segment: the generation, distribution and supply of electricity to customers located throughout the world. The Company's operations by geographic area are as follows:

                          1996      1995      1994
Revenue
   Americas             457,032   355,112   154,562
   Asia                  35,691       ---       ---
   Europe                39,191       ---       ---
                        531,914   355,112   154,562

Operating income (loss)
   Americas             203,305   155,885    77,450
   Asia                  17,914       ---       ---
   Europe                 6,163       ---       ---
                        227,382   155,885    77,450

                         1996        1995
Identifiable assets
   Americas          $2,613,830  $2,194,873
   Asia                 713,570     459,165
   Europe             2,385,507         ---
                     $5,712,907  $2,654,038

22. QUARTERLY FINANCIAL DATA (UNAUDITED)

Following is a summary of the Company's quarterly results of operations for the years ended December 31, 1996 and December 31, 1995.
                           Three Months Ended *

   1996: (1)               March 31  June 30  September 30 December 31

 Sales of electricity      $75,944 $104,735    $165,487   $172,768
 and steam
 Total revenue              90,356   115,794    179,048    190,997
 Total costs and            69,398    87,482    123,169    160,433
 expenses
 Income before provision
 for income                 20,958   28,312      55,879     30,564
 taxes and minority          6,497    9,040      18,325      7,959
 interest
 Provision for income
 taxes
 Net income before          14,461    19,272     37,554     22,605
 minority interest             ---       ---        ---      1,431
 Minority interest
 Net income attributable   $14,461  $ 19,272   $ 37,544   $ 21,174
 to common shares
 Net income per share -
 primary                   $   .27  $    .35   $    .67   $     33
 Net income per share -
 fully diluted             $   .26  $    .33   $    .59   $    .32


                                     Three Months Ended *
  1995: (2)                March 31  June 30  September 30 December 31

  Sales of electricity
  and steam                $72,978  $ 81,756   $102,423   $ 78,473
  Total revenue             86,685    97,096    119,717     95,225
  Total costs and
  expenses                  68,527    76,957     79,898     76,290
  Income before provision
  for income taxes and
   minority interest        18,158    20,139     39,819     18,935
  Provision for income
  taxes                      5,540     6,248     12,457      6,386
  Net income before
  minority interest         12,618    13,891     27,362     12,549
  Minority interest          3,005       ---        ---        ---
  Net income                 9,613    13,891     27,362     12,549
  Preferred dividends        1,080       ---        ---        ---
  Net income attributable
  to common shares         $ 8,533   $13,891    $27,362   $ 12,549
  Net income per share -
  primary                  $   .21   $   .27    $   .52   $    .24
  Net income per share -
  fully diluted            $   .21   $   .27    $   .48   $    .18

* The Company's operations are seasonal in nature with a disproportionate percentage of income historically earned in the second and third quarters.
(1)  Reflects acquisitions of Northern, Falcon Seaboard and the
Partnership Interest.
(2)  Reflects acquisition of Magma.


INDEPENDENT AUDITORS' REPORT

Board of Directors and Shareholders
CalEnergy Company, Inc.
Omaha, Nebraska

We have audited the accompanying consolidated balance sheets of CalEnergy Company, Inc. and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of CalEnergy Company, Inc. and subsidiaries at December 31, 1996 and 1995 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.



Deloitte & Touche LLP
Omaha, Nebraska
January 31, 1997
(February 27, 1997 as to Notes 6 and 20)
_______________________________