Form 10-K, Exhibit 13
CALENERGY CO INC
filed 1997-03-19
CIK 720556

Financial Summary

Over the last three years ended December 31, 1996, CalEnergy Company, Inc. (the "Company") has experienced significant growth. The market capitalization of the Company has risen at a compound annual rate of 48% from approximately $656 million in 1993 to approximately $2,140 million in 1996, the revenues of the Company have risen at a compound annual rate of 57% from approximately $149 million in 1993 to approximately $576 million in 1996 and net income available to common stockholders has risen at a compound annual rate of 29% from approximately $43 million in
1993 to approximately $92 million in 1996. This significant growth has been achieved through: (i) acquisitions that complement and diversify the Company's existing business, broaden the geographic locations of its assets and enhance its competitive capabilities; (ii) enhancement of the financial and technical performance of existing and acquired projects; and
(iii) development and construction of new plants.

On December 24, 1996, CE Electric UK plc, which is 70% owned indirectly by the Company and 30% owned indirectly by Peter Kiewit Sons', Inc. ("PKS"), acquired majority ownership of the outstanding ordinary share capital of Northern Electric plc
("Northern") pursuant to a tender offer. The total amount expected to be paid for all of Northern's ordinary and preference shares is approximately $1.3 billion.

In the last two years, the Company has consummated three other significant acquisitions, in addition to the acquisition of Northern. In January 1995, the Company acquired Magma Power Company ("Magma"), a publicly-traded United States independent power producer with 228 megawatts ("MW") of aggregate net operating capacity and 154 MW of aggregate net ownership capacity, for approximately $958 million. The Magma acquisition, combined with the Company's previously existing assets, made the Company the largest independent geothermal power producer in the world today (based on the Company's estimate of aggregate MW of electric generating capacity in operation and under construction). In April 1996, the Company completed the buy-out for approximately $70 million of its partner's interests ("Partnership Interest") in four electric generating plants in Southern California, resulting in sole ownership of the Imperial Valley Project. In August 1996, the Company acquired Falcon Seaboard Resources, Inc. ("Falcon Seaboard") for approximately $226 million, thereby acquiring significant ownership in 520 MW of natural gas-fired electric production facilities located in New York, Texas and Pennsylvania and a related gas transmission pipeline.

Through its subsidiaries and joint ventures, the Company presently operates 19 projects with an aggregate net capacity of 1,326 MW, in which it has a net ownership interest of 1,107 MW of electric generating capacity. This includes an aggregate net ownership interest of 916 MW in facilities located in the United States (which facilities have an aggregate net capacity of 1,135 MW, of which 570 MW are fueled with natural gas and 565 MW are geothermal-fired). The remaining 191 MW are supplied by two geothermal power production facilities owned and operated by the Company in the Philippines. These numbers do not reflect 47 small scale combined heat and power facilities and a diesel fired power production facility in England that an indirect Northern subsidiary operates. Finally, the Company owns, but does not operate, 202 net MW from the 1,875 MW Teesside Project in England.

With respect to power generation projects that are financed and under construction, the Company has an aggregate net ownership interest of 270 MW of electric generating capacity in two geothermal power projects and one hydroelectric project in the Philippines, which collectively have an aggregate net capacity of 459 MW. The Company is also currently constructing a 55 net MW geothermal project in Indonesia, in which the Company has an aggregate net ownership interest of 26 MW of electric generating capacity, as the first phase of the Company's planned Indonesian geothermal project development of approximately 1,000 MW under contract. The Company has commenced construction of a 50 MW gas fired power project in England in which the Company has net ownership interest of 18 MW. The Company expects that it will operate all of these projects.

The Company is also currently developing six additional projects with executed or awarded power sales contracts in the Philippines, Indonesia and the United States. The Company is expected to have an approximate net ownership interest of 573 MW in these development projects (which represent an aggregate net capacity of 1,260 MW of additional potential electric generating capacity). Substantial contingencies exist with respect to development projects, including, without limitation, the need to obtain financing, permits and licenses and the satisfactory completion of construction. The Company expects that it will operate all of these projects.

The Company's operations have historically been seasonal in nature, with a disproportionate percentage of income earned in the third quarter. As a result of the acquisition of Northern, the Company's historical results could differ significantly from the Company's actual results in the future.

SELECTED Financial Data
Dollars in Thousands Except Per Share Amounts

                                                     Year Ended December 31,
                                           1996      1995      1994      1993     1992
Sales of electricity and steam           $518,934  $335,630  $154,562  $132,059  $117,342
Total revenue                             576,195   398,723   185,854   149,253   127,529
Expenses                                  440,482   301,672   130,018    87,995    76,797
Income before provision for income taxes  135,713    97,05    155,836    61,258    50,732
Income before change in accounting
  principle and extraordinary item         93,892    66,420    38,834    43,074    38,810
Cumulative effect of change in
  accounting principle                        ---       ---       ---     4,100       ---
Minority interest                           1,431     3,005       ---       ---       ---
Extraordinary item                            ---       ---    (2,007)      ---    (4,991)
Net income before preferred dividends      92,461    63,415    36,827    47,174    33,819
Preferred dividends                           ---     1,080     5,010     4,630     4,275
Income per share before change in accounting
  principle and extraordinary item           1.60      1.25       .95      1.00       .92
Cumulative effect of change in accounting
  principle per share                         ---       ---       ---       .11       ---
Extraordinary item per share                  ---       ---      (.06)      ---      (.13)
Net income per share - primary               1.60      1.25       .89      1.11       .79
Total assets                            5,712,907 2,654,038 1,131,145   715,984   580,550
Total liabilities                       4,263,803 2,084,474   867,703   425,393   336,272
Company-obligated mandatorily
  redeemable convertible preferred
  securities of subsidiary trust
  holding solely convertible debentures   103,930       ---       ---       ---       ---
Preferred securities of subsidiary        136,065       ---       ---       ---       ---
Minority interest                         299,252       ---       ---       ---       ---
Redeemable preferred stock                    ---       ---    63,600    58,800    54,350
Stockholders' equity                      880,790   543,532   179,991   211,503   168,764


1 Reflects acquisitions of Northern, Falcon Seaboard and the
Partnership Interest owned for part of the year.   See Note 3 to
the financial statements.
2 Reflects acquisition of Magma owned for part of the year. See
Note 3 to the financial statements.
MANAGEMENT'S Discussion and Analysis of Financial Condition and Results of Operations
Dollars and Shares in Thousands Except Per Share Data

The following is management's discussion and analysis of certain significant factors which have affected the Company's financial condition and results of operations during the periods included in the accompanying statements of operations. As a result of the acquisition of Northern Electric plc ("Northern"), the Company's historical results could differ significantly from the Company's actual results in the future.

Acquisitions

On December 24, 1996, CE Electric UK plc ("CE Electric"), which is 70% owned indirectly by the Company and 30% owned indirectly by Peter Kiewit Sons', Inc. ("PKS"), acquired majority ownership of the outstanding ordinary share capital of Northern pursuant to a tender offer (the "Tender Offer"). Through January 31, 1997, CE Electric had purchased more than 90% of Northern's ordinary shares. Under United Kingdom statutory powers available to compulsorily acquire shares not purchased in the Tender Offer, CE Electric expects to acquire the remaining Northern shares by April 30, 1997.

Northern's  revenue  and  profit before  tax  were  approximately
$1,412,200  and $236,100 respectively, for its fiscal year  ended
March 31, 1996.

In April 1996, the Company completed the buy-out for approximately $70,000 of its partner's interests ("Partnership Interest") in four electric generating plants in Southern California, resulting in sole ownership of the Imperial Valley Project. In August 1996, the Company acquired Falcon Seaboard Resources, Inc. ("Falcon Seaboard") for approximately $226,000, thereby acquiring significant ownership in 520 MW of natural gas-fired electric production facilities located in New York, Texas and Pennsylvania and a related gas transmission pipeline.

Power Generation Projects

For purposes of consistency in financial presentation, plant capacity factors for Navy I, Navy II, and BLM plants (collectively the "Coso Project"), are based upon a capacity amount of 80 net MW for each plant. Plant capacity factors for Vulcan, Hoch (Del Ranch), Elmore, Leathers plants (collectively the "Partnership Project"), are based on nominal capacity amounts of 34, 38, 38, and 38 net MW respectively, and for Salton Sea I, Salton Sea II, Salton Sea III and Salton Sea IV plants (collectively the "Salton Sea Project"), are based on nominal capacity amounts of 10, 20, 49.8 and 39.6 net MW, respectively (the Partnership Project and the Salton Sea Project are collectively referred to as the "Imperial Valley Project"). Plant capacity factors for Saranac, Power Resources, NorCon and Yuma plants (collectively the "Gas Plants") are based on capacity amounts of 240, 200, 80 and 50 net MW, respectively. Each plant possesses an operating margin which allows for production in excess of the amount listed above. Utilization of this operating margin is based upon a variety of factors and can be expected to vary throughout the year under normal operating conditions.

See Note 4 to the financial statements for a discussion of the Company's significant operating contracts.

Results  of Operations Three Years Ended December 31, 1996,  1995
and 1994

Sales of electricity and steam increased to $518,934 in the year ended December 31, 1996 from $335,630 in the year ended December 31, 1995, a 54.6% increase. This improvement was primarily due to the acquisitions of the Partnership Interest, Falcon Seaboard and Northern, the deemed completion of the Upper Mahiao Project and Unit I of the Malitbog Project in the Philippines, the completion of Salton Sea IV Project and an increase in the Coso Project's electricity revenues.

The increase in sales of electricity and steam in 1995 to $335,630 from $154,562 in 1994 was primarily due to the addition of production from the Imperial Valley Project as a result of the acquisition of Magma in the first quarter of 1995, an increase in the Coso Project's electricity revenues and an increase in revenue received from the Yuma Project which commenced operation in May 1994.

The following operating data represents the aggregate capacity and electricity production of the Coso Project:

                                              1996       1995        1994


Overall capacity factor                      110.2%     110.3%      106.5%
kWh produced (in thousands)                2,323,000   2,318,400   2,238,600
Capacity NMW (average)                         240        240         240


The Coso Project capacity factor was 111.0% in the fourth quarter of 1996 compared to 111.5%, 109.5% and 108.7% for the third, second and first quarters of 1996, respectively. A steam transfer agreement was signed and the interties were constructed in the third quarter of 1995, providing for increased production, primarily at the BLM Project.

The following operating data represents the aggregate capacity and electricity production of the Partnership Project:

                                          1996       1995        1994


Overall capacity factor                  104.8%     105.9%      103.8%
kWh produced (in thousands)            1,361,800  1,373,310   1,346,000
Capacity NMW (average)                     148        148         148


The Partnership Project capacity factor was 105.7% in the fourth quarter of 1996 compared to 106.4%, 109.2%, and 97.6% for the third, second, and first quarters of 1996, respectively. The decreased production in 1996 is a result of scheduled overhauls at Leathers and Elmore. The increased production in 1995 is a result of minimizing unscheduled downtime at the plants.

The following operating data represents the aggregate capacity and electricity production of the Salton Sea Project:

                                             1996       1995        1994


Overall capacity factor                     90.4%      86.5%       90.8%
kWh produced (in thousands)               817,400    604,300     634,890
Capacity NMW (average)                     103.0       79.8        79.8


The overall Salton Sea Project capacity factor was 92.4% in the fourth quarter of 1996 compared to 97.9%, 78.6% and 89.6% for the third, second and first quarters of 1996, respectively. The Salton Sea Project capacity factor has increased in 1996 from 1995 due to the commencement of operations at the Salton Sea IV Project. The decrease in 1995 from 1994 is due to the scheduled Salton Sea III Project overhaul in the second quarter of 1995 and the conversion of that unit to the pH Mod technology in the fourth quarter of 1995.

The following operating data represents the aggregate capacity and electricity production of the Gas Plants:


                               1996              1995              1994

Overall capacity factor        84.2%             88.8%            80.6%
kWh produced (in thousands)  4,216,800        4,433,900        3,144,700
Installed capacity NMW          570             570              445.5

The capacity factor of the Gas Plants reflects the effect of certain contractual curtailments. The capacity factors adjusted for these contractual curtailments are 93.2%, 96.8% and 90.6% for 1996, 1995 and 1994, respectively.

Electric sale price per kWh for the Coso Project, Partnership Project and Salton Sea Project varies seasonally in accordance with the rate schedule included in the SO4 agreements and power purchase agreements. The Coso Project's, Partnership Project's and Salton Sea Project's average electricity prices per kWh in 1996, 1995 and 1994 were comprised of (in cents):

Coso Project            Energy Capacity & Bonus     Total

Average fiscal 1996      12.61         1.82         14.43
Average fiscal 1995      11.81         1.82         13.63
Average fiscal 1994      10.91         1.90         12.81


Partnership Project     Energy Capacity & Bonus     Total


Average fiscal 1996      10.02         2.12         12.14
Average fiscal 1995      11.14         2.10         13.24
Average fiscal 1994      10.29         2.16         12.45

Salton Sea Project      Energy Capacity & Bonus     Total


Average fiscal 1996       8.84         2.29         11.13
Average fiscal 1995       9.50         2.33         11.83
Average fiscal 1994      10.07         1.67         11.74


Income on equity investments reflects the Company's share of equity income primarily from the Saranac Project and Northern.

Royalty income decreased in 1996 to $6,846 from $19,482 in 1995, a 64.9% decrease. This decrease is a result of the Company no longer recognizing royalty income received from the Partnership Project as the Partnership Project is now owned 100% by the Company due to the Partnership Interest acquisition. The Company continues to receive royalty income from other projects not owned by the Company. Royalty income in 1995 of $19,482 is a result of the acquisition of Magma which received royalties from the Partnership Project, and from other projects not owned by the Company.

Interest and other income marginally increased in 1996 to $44,281 from $43,611 in 1995, a 1.5% increase. This increase is primarily a result of operator fees received from the Saranac Project and NorCon Project partially offset by the fact the Company is no longer recognizing management services income received from the Partnership Project as the Partnership Project is now owned 100% by the Company due to the Partnership Interest acquisition. Interest and other income increased in 1995 to $43,611 from $31,292 in 1994. The increase primarily reflects management services income received from the Partnership Project.

Overall, the Company's expenses increased in 1996 due to the acquisitions of Northern, Falcon Seaboard and the Partnership Interest, the commencement of operations of the Salton Sea IV Project and the deemed completion of the Upper Mahiao Project and Unit I of the Malitbog Project.

Plant operations increased to $108,962 in 1996 from $79,294 in 1995, an increase of 37.4%. The increase is a result of the Falcon Seaboard and the Partnership Interest acquisitions, and the commencement of operations of the Salton Sea IV Project. Operating expense increased to $79,294 in 1995 from $33,015 in 1994, an increase of 140.2% as a result of the cost of plant operations at the Imperial Valley Project and the full year of operations at the Yuma Project.

The cost of sales of $31,840 are a result of the acquisition of Northern and represent costs of electricity sales during the period of the Company's controlling interest from December 24, 1996 through December 31, 1996.

General and administration costs decreased to $21,451 in 1996 from $23,376 in 1995, a decrease of 8.2%. This decrease is a result of the Company's continued efforts to reduce costs and reflects the elimination of redundant functions subsequent to the acquisition of Magma. General and administration costs increased to $23,376 in 1995 compared to $13,012 in 1994, a 79.6% increase primarily attributable to the Magma acquisition.

Royalty costs marginally decreased to $23,693 in 1996 from $24,308 in 1995, a 2.5% decrease. This decrease is primarily due to decreased royalty costs at the Desert Peak Project due to revenue reductions. Royalty cost increased to $24,308 in 1995 from $9,888 in 1994, a 145.8% increase. The 1995 increase was due to the addition of the Imperial Valley Project, increased revenue from the plants the Company owned in 1994 and scheduled royalty increases associated with such plants.

Depreciation and amortization increased in 1996 to $118,586 from $72,249 in 1995, a 64.1% increase. This increase is primarily due to the depreciation and amortization of the allocated purchase price and goodwill related to the Magma, Partnership Interest and Falcon Seaboard acquisitions, the Philippine projects and the commencement of operations at the Salton Sea IV Project. Depreciation and amortization increased to $72,249 in 1995 from $21,197 in 1994, a 240.8% increase. The increase was due to depreciation and amortization of the allocated purchase price and goodwill from the Magma acquisition.

Loss on equity investment in the Casecnan Project reflects the Company's share of interest expense in excess of capitalized interest and interest income at the Casecnan Project, which is currently in construction.

Interest expense, less amounts capitalized, increased in 1996 to $126,038 from $102,083 in 1995, a 23.5% increase, and increased to $102,083 in 1995 from $52,906 in 1994, a 93.0% increase.
Higher interest expense is primarily due to a larger portfolio of facilities and their associated debt partially offset by the increase in capitalized interest on the Company's international and domestic projects.

The provision for income taxes increased to $41,821 in 1996 from $30,631 in 1995, and increased to $30,631 in 1995 from $17,002 in
1994. The effective tax rate was 30.8%, 31.6% and 30.5% in 1996, 1995, and 1994, respectively.

Income before the provision for income taxes increased to $135,713 in 1996 from $97,051 in 1995, a 39.8% increase. Minority interest in 1996 reflects the Company's partial ownership in Northern for the period from December 24, 1996 through December 31, 1996. Minority interest in 1995 reflects the Company's partial ownership in Magma for the period from January 10, 1995 to February 24, 1995. Net income available to common shareholders increased to $92,461 or $1.60 per common share in 1996 compared to $62,335 or $1.25 per common share in 1995 and $31,817 or $.89 per common share in 1994. Net income for the year ended December 31, 1994 was reduced by $2,007 or $.06 per share due to an extraordinary item.

Liquidity and Capital Resources

Cash and short-term investments were $429,421 at December 31, 1996 as compared to $106,304 at December 31, 1995. In addition, the Company's share of joint venture cash and investments retained in project control accounts was $48,083 and $77,590 at
December 31, 1996 and 1995, respectively. Distributions out of the project control accounts are made monthly to the Company for operation and maintenance and capital costs and semiannually to each Coso Project partner for profit sharing under a prescribed calculation subject to mutual agreement by the partners. In addition, the Company recorded separately restricted cash of $107,143 and $149,227 at December 31, 1996 and 1995, respectively. The restricted cash balances are comprised primarily of amounts deposited in restricted accounts from which the Company will provide its equity contribution requirements relating to the Mahanagdong Project, fund certain capital improvements at the Imperial Valley Project and the Company's proportionate share of the Coso Project, the Power Resources Project, the Upper Mahiao Project and the Malitbog Project cash reserves for the debt service reserve funds.

Accounts receivable normally represents two months of revenues, and fluctuates with both production and distribution and supply of electricity.

The balance due from the joint ventures relates to operations, maintenance, and management fees for managing the Coso Project as well as advances and deferred revenue on the international projects. This amount fluctuates based on the timing of billings and incurrence of costs.

The Company repurchased 472 common shares during 1996 for the aggregate amount of $12,008. The Company repurchased 102 shares of common stock in 1995 at an aggregate amount of $1,590. As of December 31, 1996 the Company holds 299 shares of treasury stock at a cost of $8,787 to provide shares for issuance under the Company's employee stock option and share purchase plan and other outstanding convertible securities. The repurchase plan attempts to minimize the dilutive effect of the additional shares issued under these plans.

On February 26, 1997 CalEnergy Capital Trust II, a special purpose Delaware business trust organized by the Company (the "Trust II"), pursuant to the Amended and Restated Declaration of Trust (the "Declaration") dated as of February 26, 1997, completed a private placement (with certain shelf registration rights) of 6 1/4%, $150,000 aggregate amount of Trust Convertible Preferred Securities ("Trust Securities"). In addition, an option to purchase an additional 600 Trust Securities, or $30,000 aggregate amount, was exercised by the initial purchasers to cover over-allotments in connection with the placement. Each Trust Security has a liquidation preference of fifty dollars and is convertible at any time at the option of the holder into
1.1655 shares of Company Common Stock (equivalent to a conversion price of $42.90 per common share) subject to adjustments in certain circumstances.

On December 24, 1996 CE Electric, which is 70% owned indirectly by the Company and 30% owned indirectly by PKS, acquired majority ownership of the outstanding ordinary share capital of Northern pursuant to the Tender Offer commenced in the United Kingdom by CE Electric on November 5, 1996. Through January 31, 1997, CE Electric had purchased more than 90% of Northern's ordinary shares. Under United Kingdom statutory powers available to compulsorily acquire shares not purchased in the tender offer, CE Electric expects to acquire the remaining Northern shares by April 30, 1997.

As of December 31, 1996, the Company had contributed to CE Electric approximately $410,000 of the approximately $1,300,000 required to acquire all of Northern's ordinary and preference shares in connection with the Tender Offer and PKS had contributed approximately $176,000 to CE Electric for such purpose. The Company obtained such funds from cash on hand, short-term borrowings, and borrowings of approximately $100,000 under a $100,000 Credit Agreement entered into with Credit Suisse on October 28, 1996 (the "CalEnergy Credit Facility"). As of February 27, 1997, the Company had repaid the entire CalEnergy Credit Facility through the use of proceeds of the $150,000 Trust Securities offering. The remaining funds necessary to consummate the Tender Offer will be provided from a 560,000 ($958,888) Term Loan and Revolving Facility Agreement, dated as of October 28, 1996 (the "U.K. Credit Facility") with CE Electric. The Company has not guaranteed, nor is it otherwise subject to recourse for, amounts borrowed under the U.K. Credit Facility. As of January 31, 1997, CE Electric had borrowed approximately 321,000 ($549,648) under the U.K. Credit Facility to pay for Northern ordinary and preference shares purchased to date.

On October 4, 1996 the Company closed the $120,000 project financing for the Dieng Unit I 55 net MW geothermal project located in Indonesia. Dieng Unit I is already under construction and is currently expected to begin commercial operation by late 1997.

On   September  20,  1996  the  Company  completed  a   sale   to
institutional investors of $225,000 aggregate principal amount of its 9 1/2% Senior Notes due 2006.

Also on September 20, 1996 the Company converted the $64,850 convertible debt and associated accrued interest into 3,620 common shares at a conversion price of $18.375 per share. In September and October, the Company converted substantially all of the convertible subordinated debentures into 4,443 common shares at a conversion price of $22.50 per share.

On July 8, 1996 the Company obtained a $100,000 three year revolving credit facility of which the Company had drawn $95,000 as of December 31, 1996. Subsequent to year end, the Company had repaid the entire outstanding balance. The facility is unsecured and is available to fund general operating capital requirements and finance future business opportunities.

On June 20, 1996 the Salton Sea Funding Corporation, a wholly owned indirect subsidiary of the Company (the "Funding Corporation"), completed a sale to institutional investors of $135,000 aggregate amount of Senior Secured Notes and Bonds ("the Notes and Bonds") which are nonrecourse to the Company. The Funding Corporation Notes and Bonds which mature in May 2000 and May 2011 respectively, bear an interest rate of 7.02% and 8.30% respectively. The proceeds of the offering were used by Funding Corporation to refinance $96,584 of existing project level indebtedness at the Partnership Project, to fund a portion of the Partnership Interest acquisition and for certain capital improvements at the Imperial Valley Project.

On April 12, 1996 CalEnergy Capital Trust, a special purpose Delaware business trust organized by the Company (the "Trust"), completed a private placement (with certain shelf registration rights) of $100,000 trust preferred convertible securities, referred to as of Company-obligated mandatorily redeemable convertible preferred securities of subsidiary trust holding solely convertible debentures ("TIDES"). In addition, an option to purchase an additional 78.6 TIDES, or $3,930, was exercised by the initial purchasers to cover over-allotments in connection with the placement.

In 1996, the Company signed an agreement with an international mining company which provides for the extraction of minerals by the mining company at the Imperial Valley Project and among other things, for the Company, at its option, to deliver power for the mineral extraction process. The initial phase of the project would require at least 15 MW. A pilot plant has successfully produced zinc at the Imperial Valley Project. Due to a failure to reach agreement with the mining company on a satisfactory partnership and development agreement for construction of a larger extraction plant, the Company has determined to pursue the mineral extraction project on its own or with other partners. If successfully developed, the mineral extraction process will provide an environmentally compatible and low cost minerals recovery methodology.

In November 1995 the Company closed the financing and commenced construction of the Casecnan Project, a combined irrigation and 150 net MW hydroelectric power generation project (the "Casecnan Project") located in the central part of the island of Luzon in the Republic of the Philippines.

CE   Casecnan  Water  and  Energy  Company,  Inc.,  a  Philippine
corporation ("CE Casecnan") which is presently indirectly owned as to approximately 35% of its equity by the Company and approximately 35% by PKS, is developing the Casecnan Project under the terms of the Project Agreement ("Project Agreement") between CE Casecnan and the National Irrigation Administration
("NIA").   Under the Project Agreement, CE Casecnan will develop,
finance and construct the Casecnan Project over an estimated four-year construction period, and thereafter own and operate the
Casecnan   Project  for  20  years  (the  "Casecnan   Cooperation
Period").   During the Cooperation Period, NIA  is  obligated  to
accept  all  deliveries of water and energy, and so long  as  the
Casecnan   Project  is  physically  capable  of   operating   and
delivering in accordance with agreed levels set forth in the Project Agreement, NIA will pay CE Casecnan a guaranteed fee for the delivery of water and a guaranteed fee for the delivery of electricity, regardless of the amount of water or electricity actually delivered. In addition, NIA will pay a fee for all electricity delivered in excess of a threshold amount up to a specified amount. NIA will sell the electric energy it purchases to the National Power Corporation of the Philippines ("NPC"), although NIA's obligations to CE Casecnan under the Project Agreement are not dependent on the purchase of the electricity from NIA by NPC. All fees to be paid by NIA to CE Casecnan are payable in U.S. dollars. The guaranteed fees for the delivery of water and energy are expected to provide approximately 70% of CE Casecnan's revenues.

The Project Agreement provides for additional compensation to CE Casecnan upon the occurrence of certain events, including increases in Philippine taxes and adverse changes in Philippine law. Upon the occurrence and during the continuance of certain force majeure events, including those associated with Philippines political action, NIA may be obligated to buy the Casecnan Project from CE Casecnan at a buy out price expected to be in excess of the aggregate principal amount of the outstanding CE Casecnan debt securities, together with accrued but unpaid interest. At the end of the Casecnan Cooperation Period, the Casecnan Project will be transferred to NIA and NPC for no additional consideration on an "as is" basis.

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

In August 1994, the Company closed the financing for the 165 net MW Mahanagdong Project located in the Philippines (the "Mahanagdong Project"). The total project cost for the facility is approximately $320,000. The capital structure consists of a term loan of $240,000 and approximately $80,000 in equity contributions. The Overseas Private Investment Corporation ("OPIC") and a consortium of international commercial lenders are providing the construction debt financing facility. The debt provided by the commercial lenders is insured against political risk by the Export-Import Bank of the United States ("Ex-Im Bank"). Ten year term debt financing (which will replace the construction debt) will be provided by Ex-Im Bank and by OPIC. As of December 31, 1996, the Company's proportionate share of draws on the construction loan totaled $76,503 and equity investments made by a subsidiary of the Company totaled $35,586. OPIC is providing political risk insurance on the equity. The Mahanagdong Project is targeted for service in July 1997. The Mahanagdong
Project is structured as a ten year build-own-operate-transfer project ("BOOT"), in which the Company will be responsible for implementing construction of the geothermal power plant and, as owner, for providing operations and maintenance for the ten year BOOT period. After a ten year cooperation period, and the recovery by the Company of its capital investment plus incremental return, the plant will be transferred to PNOC-Energy Development Corporation ("PNOC-EDC") at no cost. The Mahanagdong Project will be built, owned and operated by CE Luzon Geothermal Power Company, Inc., a Philippine corporation, that is expected to be owned post-completion as follows: 45% by the Company, 45% by PKS, and up to 10% by another industrial company. The turnkey contractor consortium consists of Kiewit Construction Group, Inc. (with an 80% interest) and CE Holt Company, a wholly owned subsidiary of the Company (with a 20% interest).

The electricity generated by the Mahanagdong Project will be sold to PNOC-EDC, on a "take or pay" basis, which is also responsible for supplying the facility with the geothermal steam. The terms of the Mahanagdong Energy Conversion Agreement ("ECA") are substantially similar to those of the Upper Mahiao ECA described in Note 5 to the financial statements. All of PNOC-EDC's obligations under the Mahangdong Energy Conversion Agreement ("ECA") are supported by the Government of the Philippines through a performance undertaking. The capacity fees are expected to be approximately 97% of total revenues at the design capacity levels and the energy fees are expected to be approximately 3% of such total revenues.

In   1994,   the  Company  closed  the  financing  and  commenced
construction of the Malitbog Project, a 216 net MW geothermal project, to be constructed in two phases, 72 net MW in 1996 and 144 net MW in 1997, located on the island of Leyte (the "Malitbog Project"). The Malitbog Project is being built, and will be owned and operated by Visayas Geothermal Power Company ("VGPC"), a Philippine general partnership that is wholly owned, indirectly, by the Company. Unit I of the Malitbog Project was "deemed complete" by PNOC-EDC as of July 25, 1996, meaning that construction of the first 72 net MW unit was completed on time but the required transmission line was not completed and provided to VGPC. During deemed completion, PNOC-EDC is required to pay, and has in fact been paying (with respect to Unit I which has been deemed completed), all capacity fees under the take or pay provisions of the Malitbog ECA. VGPC is selling 100% of its capacity to PNOC-EDC, which will in turn sell the power to the NPC.

The Malitbog Project has a total project cost of approximately $280,000, including interest during construction and project contingency costs. A consortium of international banks and OPIC have provided a total of $210,000 of construction and term loan facilities, the $135,000 international bank portion of which is supported by political risk insurance from OPIC. As of December 31, 1996, draws on the construction loan totaled $137,881 and equity investments made by subsidiaries of the Company totaled $70,000. The Company's equity participation is covered by political risk insurance from OPIC. The Malitbog Project is structured as a BOOT, in which the Company will be responsible for implementing construction of the geothermal power plant and, as owner, for providing operations and maintenance for the ten year BOOT period.

Units II and III of the Malitbog Project are being constructed by Sumitomo Corporation pursuant to a fixed-price, date-certain, turnkey supply and construction contract. Commercial operation of Units II and III are scheduled to commence prior to July 25, 1997.

The Malitbog Project is located on land provided by PNOC-EDC at no cost. The electrical energy produced by the facility will be sold to PNOC-EDC on a take-or-pay basis. Specifically, PNOC-EDC is obligated to make payments (the "Capacity Payments") to VGPC based upon the available capacity of the Malitbog Project. The Capacity Payments equal approximately 100% of total revenues. The Capacity Payments will be payable so long as the Malitbog Project is available to produce electricity, even if the Malitbog Project is not operating due to scheduled maintenance, because PNOC-EDC fails to supply steam to the Malitbog Project as required or because NPC is unable (or unwilling) to accept delivery of electricity from the Malitbog Project. In addition, PNOC-EDC must continue to make the Capacity Payments if there is a force majeure event (e.g., war, nationalization, etc.) that affects the operation of the Malitbog Project and that is within the reasonable control of PNOC-EDC or the Government of the Philippines or any agency or authority thereof. The Capacity Payments are designed to cover, under expected operating conditions, the Malitbog Project's operating and maintenance expenses and VGPC's debt service and to provide a return on investment to the partners in VGPC. A substantial majority of the Capacity Payments are required to be made by PNOC-EDC in U.S. dollars. The portion of Capacity Payments payable by PNOC-EDC in pesos is expected to vary over the term of the Malitbog ECA from 10% of VGPC's revenues in the early years of the 10 year cooperation period to 23% of VGPC's revenues at the end of the cooperation period. Payments made in pesos will generally be made to a peso-denominated account and will be used to pay peso-denominated operation and maintenance expenses with respect to the Malitbog Project and Philippine withholding taxes, if any, on the Malitbog Project's debt service. The Government of the Philippines has entered into a performance undertaking, which provides that all of PNOC-EDC's obligations pursuant to the Malitbog ECA carry the full faith and credit of, and are affirmed and guaranteed by, the Government of the Philippines.

The  Malitbog ECA cooperation period will expire ten years  after the date of commencement of commercial operation of Unit III.  At
the  end  of  the  cooperation  period,  the  facility  will   be
transferred to PNOC-EDC at no cost, on an "as is" basis.

On October 4, 1996 the Company closed the $120,000 project financing for the Dieng Unit I 55 net MW geothermal project located in Indonesia (the "Dieng Unit I Project"). The loan carries a variable interest rate (weighted average of 7.19% at December 31, 1996) and has scheduled project term repayments through 2002. Dieng Unit I is under construction and is currently expected to begin commercial operation by late 1997. The Dieng Unit I Project has drawn $12,442 as of December 31, 1996.

Magma sought new long-term final SO4 power purchase agreements in the Salton Sea area through the bidding process adopted by the CPUC under its 1992 Biennial Resource Plan Update ("BRPU"). In its BRPU, the California Public Utilities Commission ("CPUC") cited the need for an additional 9,600 MW of power production through 1999 among California's three investor-owned utilities, Southern California Edison Company ("Edison"), San Diego Gas and Electric ("SDG&E") and Pacific Gas and Electric Company. Of this amount, 275 MW was set aside for bidding by independent power producers (such as Magma) utilizing renewable resources. Pursuant to an order of the CPUC dated June 22, 1994 (confirmed on
December 21, 1994), Magma was awarded 163 net MW for sale to Edison and SDG&E, with in-service dates in 1997 and 1998. On February 23, 1995 the Federal Energy Regulatory Commission ("FERC") issued an order finding that the CPUC's BRPU program violated the Public Utilities Regulatory Policies Act ("PURPA") and FERC's implementing regulations and recommended negotiated settlements. In response, the CPUC issued an Assigned Commissioners Ruling encouraging settlements between the final winning bidders and the utilities. The utilities are expected to continue to challenge the BRPU and, in light of the regulatory uncertainty, there can be no assurance that power sales contracts will be executed or that any such projects will be completed. In light of these developments, the Company agreed to execute an agreement with Edison on March 16, 1995 providing that in certain circumstances it would withdraw its Edison BRPU bid in consideration for the payment of certain sums. In December, 1996, the Company entered into a confidential cash buyout agreement with SDG&E. These agreements are subject to CPUC approval.

The Company is actively seeking to develop, construct, own and operate new power projects utilizing geothermal and other technologies, both domestically and internationally, the completion of any of which is subject to substantial risk. The Company has in development or under construction, projects representing an aggregate generating capacity in excess of the generating capacity of those currently in operation. Development can require the Company to expend significant sums for preliminary engineering, permitting, fuel supply, resource exploration, legal and other expenses in preparation for competitive bids which the Company may not win or before it can be determined whether a project is feasible, economically attractive or capable of being financed. Successful development and construction is contingent upon, among other things, negotiation on terms satisfactory to the Company of engineering, construction, fuel supply and power sales contracts with other project participants, receipt of required governmental permits and consents and timely implementation of construction. Further, there can be no assurance that the Company, which is substantially leveraged, will obtain access to the substantial debt and equity capital required to continue to develop and construct electric power projects or to refinance projects. The Company's future growth is dependent, in large part, upon the demand for significant amounts of additional electrical generating capacity and its ability to obtain contracts to supply portions of this capacity. There can be no assurance that development efforts on any particular project, or the Company's efforts generally, will be successful.

The Company believes that the international independent power market holds the majority of new opportunities for financially attractive private power development in the next several years. The financing, construction and development of projects outside the United States entail significant political and financial risks (including, without limitation, uncertainties associated with first time privatization efforts in the countries involved, currency exchange rate fluctuations, currency repatriation restrictions, political instability, civil unrest and expropriation) and other structuring issues that have the potential to cause substantial delays or material impairment of value to the project being developed, which the Company may not be fully capable of insuring against. The uncertainty of the legal environment in certain foreign countries in which the Company may develop or acquire projects could make it more difficult for the Company to enforce its rights under agreements relating to such projects. In addition, the laws and regulations of certain countries may limit the ability of the Company to hold a majority interest in some of the projects that it may develop or acquire. The Company's international projects may, in certain cases, be terminated by a government. Projects in operation, construction and development are subject to a number of uncertainities, more specifically described in the Company's Form 8-K dated February 25, 1997, filed with the Securities and Exchange Commission.

Inflation has not had a substantial impact on the Company's operating revenues and costs; energy payments for electricity for the Coso Project, Partnership Project, Salton Sea II Project and Salton Sea III Project will continue to be based upon scheduled rates and are not adjusted for inflation through the initial ten year period of each power purchase agreement.


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


NOTES Consolidated Financial Statements
For the Three Years Ended December 31, 1996
Dollars and Shares in Thousands, Except Per Share Amounts

1. Business

CalEnergy  Company,  Inc.  (the "Company") is  a  United  States-
based
global   power  company  which  generates,  distributes  and
supplies
electricity  to utilities, government entities, retail  customers
and
other customers located throughout the world.  The Company was founded
in  1971  and  through its subsidiaries is primarily  engaged  in the
development,  ownership  and operation of environmentally
responsible
independent power production facilities worldwide utilizing
geothermal
resources, natural gas and hydroelectric or other energy sources, such
as   oil  and  coal.   In  addition,  through  its  recently
acquired
subsidiary,  Northern, the Company is engaged in the distribution
and
supply of electricity to approximately 1.5 million customers primarily
in  northeast  England  as  well  as  the  generation  and
supply  of
electricity   (together  with  other  related   business
activities)
throughout England and Wales.

The  Company  has  organized several partnerships and  joint ventures
(herein  referred to as the "Coso Joint Ventures") in order to develop
geothermal  energy at the China Lake Naval Air Weapons  Station,
Coso
Hot  Springs,  China  Lake,  California.  Collectively,  the
projects
undertaken  by these Coso Joint Ventures are referred to as  the
Coso
Project.   In  1992,  the Company entered into the  natural  gas-
fired
electrical  generation market through the purchase  of  a
development
opportunity  in Yuma, Arizona which commenced commercial
operation  in
May  1994.  In  1993,  the  Company started  developing  a
number  of
international   power  project  opportunities  where   private
power
generating programs have been initiated, including the
Philippines and
Indonesia.   In  1995,  the  Company  acquired  Magma  Power
Company
("Magma"). Magma's operating assets included four projects
referred to
as  the  Partnership Project in which Magma had a  50%  interest,
and
three  projects referred to as the Salton Sea Project of  which
Magma
owned  100%.  A fourth project included in the Salton Sea Project was
constructed after the acquisition of Magma and commenced
operations in
June  1996.   In  addition, in April 1996, the  Company  acquired
the
remaining  50% interest in the Partnership Project.  In  August
1996,
the   Company  acquired  Falcon  Seaboard  Resources,  Inc.
("Falcon
Seaboard") which includes significant interests in three
operating gas-
fired cogeneration facilities and a related natural gas pipeline.
On
December  24, 1996, CE Electric UK plc ("CE Electric"), which  is
70%
owned  indirectly  by  the Company and 30% owned indirectly  by
Peter
Kiewit  Sons',  Inc.  ("PKS"),  acquired  majority  ownership  of the
outstanding  ordinary share capital of Northern pursuant to  a tender
offer ("Tender Offer").  The total amount expected to be paid for all
of  Northern's  ordinary and preference shares is  approximately
$1.3
billion.

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

2. Summary of Significant Accounting Policies

The  consolidated  financial statements include the  accounts  of the
Company, its wholly-owned subsidiaries, and its proportionate share of
the  partnerships  and joint ventures in which  it  has  an
undivided
interest  in the assets and is proportionally liable for its share  of
liabilities.  Other investments and corporate joint ventures where the
Company  has  the  ability  to  exercise  significant  influence are
accounted  for  under  the equity method of accounting.
Investments,
where the Company's ability to influence is limited, are
accounted for
under the cost method of accounting.  All significant inter-
enterprise
transactions  and  accounts  have been  eliminated.   The
results  of
operations of the Company include the Company's proportionate share of results of operations of entities acquired as of the date of each acquisition.

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

As  of  December 31, 1996, the Company and PKS had contributed to  CE
Electric  approximately  $410,000 and $176,000  respectively,  of the
approximately  $1,300,000  required  to  acquire  all  of
Northern's
ordinary  and  preference shares in connection with the Tender
Offer.
The  Company  obtained  such  funds  from  cash  on  hand,  short-
term
borrowings,  and borrowings of approximately $100,000 under  a
Credit
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

Excluding Vulcan, which is receiving Edison's Avoided Cost of Energy, the Company's SO4 Agreements provide for energy rates ranging from
12.6> per kWh in 1996 to 15.6> per kWh in 1999. The weighted average energy rate for all of the Company's SO4 Agreements was 11.7> per kWh in 1996.

Salton  Sea  I  sells  electricity to Edison  pursuant  to  a  30-
year
negotiated  power purchase agreement, as amended (the  "Salton
Sea  I
PPA"),  which  provides for capacity and energy payments.  The energy
payment is calculated using a Base Price which is subject to quarterly
adjustments  based  on a basket of indices. The time  period weighted
average energy payment for Salton Sea I was 5.1> per kWh during
1996.
As  the  Salton Sea I PPA is not an SO4 Agreement, the energy payments
do  not  revert  to  Edison's Avoided Cost of  Energy.   The
capacity
payment is approximately $1,100 per annum.

Salton  Sea II and Salton Sea III sell electricity to Edison pursuant
to 30-year modified SO4 Agreements that provide for capacity payments,
capacity  bonus payments and energy payments. The price  for contract
capacity and contract capacity bonus payments is fixed for the life of
the  modified  SO4 Agreements. The energy payments for the  first ten
year period, which period expires in April 2000 and February 1999 are
levelized at a time period weighted average of 10.6> per kWh and
9.8>
per   kWh  for  Salton  Sea  II  and  Salton  Sea  III,
respectively.
Thereafter, the monthly energy payments will be Edison's Avoided
Cost
of  Energy. For Salton Sea II only, Edison is entitled to
receive,  at
no  cost,  5%  of  all energy delivered in excess of 80%  of contract
capacity  through  September 30, 2004. The annual capacity  and bonus
payments for Salton Sea II and Salton Sea III are approximately
$3,300
and $9,700, respectively.

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

Unit I of the Malitbog Project was deemed complete in July 1996.
The
Malitbog  Project  is  being built, owned  and  operated  by
VGPC,  a
Philippine  general partnership that is wholly owned,
indirectly,  by
the  Company.   VGPC is selling 100% of its capacity on
substantially
the same basis as described above for the Upper Mahiao Project to
PNOC-
EDC,  which will in turn sell the power to the NPC. As with the
Upper
Mahiao project, the Malitbog project is structured as a ten year
BOOT,
in which the Company will be responsible for implementing
construction
of  the geothermal power plant and, as owner, for providing
operations
and  maintenance  for  the ten year BOOT period.   After  a  ten
year
cooperation period, and the recovery by the Company of its capital investment plus incremental return, the plant will be transferred to
PNOC-EDC at no cost.

The Saranac Project sells electricity to New York State Electric & Gas pursuant to a 15 year negotiated power purchase agreement (the
"Saranac PPA"), which provides for capacity and energy payments.
Capacity payments, which in 1996 total 2.1> per kWh, are received for electricity produced during "peak hours" as defined in the Saranac PPA and escalate at approximately 4.1% annually for the remaining term of the contract. Energy payments, which average 6.3> per kWh in 1996, escalate at approximately 4.4% annually for the remaining term of the
Saranac PPA.  The Saranac PPA expires in June of 2009.

The  Power  Resources  Project sells electricity  to  Texas
Utilities
Electric Company ("TUEC") pursuant to a 15 year negotiated power purchase agreement (the "Power Resources PPA"), which provides for capacity and energy payments. Capacity payments and energy payments, which in 1996 are $2,930 per month and 2.86> per kWh, respectively, escalate at 3.5% annually for the remaining term of the Power
Resources PPA.  The Power Resources PPA expires in September
2003.

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

The  Coso  Funding  Corp. project loans are collateralized  by, among
other  things,  the  power plants, geothermal resource,  debt service
reserve  funds,  contingency  funds,  pledge  of  contracts,  and an
assignment  of all such Coso Project's revenues which will be applied
against  the  payment  of  obligations of  each  Coso  Joint
Venture,
including  the project loans.  Each Coso Joint Venture's  assets will
secure only its own project loan, and will not be cross-
collateralized
with   assets   pledged  under  other  Coso  Joint  Venture's
credit
agreements.  The project loans are nonrecourse to any partner  in the
Coso  Joint Ventures and the Coso Funding Corp. shall solely look  to
such  Coso  Joint  Venture's pledged assets for satisfaction  of such
project  loans.   However, the loans are cross-collateralized  by
the
available  cash  flow  of each Coso Joint Venture.   Each  Coso
Joint
Venture after satisfying a series of its own obligations has agreed to advance support loans (to the extent of available cash flow and, under certain conditions, its debt service reserve funds) in the event revenues from the supporting Coso Joint Ventures are insufficient to meet scheduled principal and interest on their separate project loans.

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

The Company has decided to continue to apply the intrinsic value based
method  of accounting for its stock-based employee compensation plans.
If the fair value based method had been applied for 1996 and
1995, non-
cash  compensation expense and the effect on net income
available  to
common stockholders and earnings per share would have been
immaterial.
The fair value for stock options was estimated using the Black-
Scholes
option pricing model with assumptions for the risk-free interest rate
of  6.00%,  expected volatility of 22%, expected life of
approximately
4.5 years, and no expected dividends.  The weighted average fair value
of options granted during 1996 and 1995 was $8.62 per option and
$5.72
per option, respectively.

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

The  work  on  the  Casecnan  Project, which  commenced  in
1995,  is
presently  continuing on schedule and within the budget.  CE
Casecnan
is  presently reviewing its rights, obligations and potential remedies
in  respect of the recent developments regarding the co-
Contractor and
the  guarantor and is presently unable to speculate as to the ultimate
effect of such developments on CE Casecnan.  However, CE Casecnan has
recently  received  confirmation from HECC that it  intends  to fully
perform  its  obligations under the Turnkey Construction Contract
and
complete  the  Casecnan  Project on schedule and  within  the budget.
Additionally,  it  has been reported that the South Korean
government
has   informed  the  Philippine  government  that  the  South
Korean
government will take appropriate actions to support HECC's completion of the Casecnan Project.

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
21,174
 to common shares
 Net income per share -
 primary                   $   .27  $    .35   $    .67   $
33
 Net income per share -
 fully diluted             $   .26  $    .33   $    .59   $
 .32


                                     Three Months Ended *
  1995: (2)                March 31  June 30  September 30
December 31

  Sales of electricity
  and steam                $72,978  $ 81,756   $102,423   $
78,473
  Total revenue             86,685    97,096    119,717
95,225
  Total costs and
  expenses                  68,527    76,957     79,898
76,290
  Income before provision
  for income taxes and
   minority interest        18,158    20,139     39,819
18,935
  Provision for income
  taxes                      5,540     6,248     12,457
6,386
  Net income before
  minority interest         12,618    13,891     27,362
12,549
  Minority interest          3,005       ---        ---        --
-
  Net income                 9,613    13,891     27,362
12,549
  Preferred dividends        1,080       ---        ---        --
-
  Net income attributable
  to common shares         $ 8,533   $13,891    $27,362   $
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