Form 10-K, Exhibit 13
period 1997-12-31
CALENERGY CO INC
filed 1998-03-31
CIK 720556

Exhibit 13

Financial Summary

Over the last three years ended December 31, 1997, CalEnergy Company, Inc. ("CalEnergy" or the "Company") has experienced significant growth. Revenues have risen at a compound annual rate of 130% from approximately $186 million in 1994 to approximately $2,271 million in 1997 and net income available to common stockholders excluding non-recurring and extraordinary items has risen at a compound annual rate of 60% from approximately $33.8 million in 1994 to approximately $138.8 million in 1997. This significant growth has been achieved through: (i) acquisitions that complement and diversify the Company's existing business, broaden the geographic locations of its assets and enhance its competitive capabilities; (ii) enhancement of the financial and technical performance of existing and acquired projects; and (iii) development and construction of new plants.

On September 11, 1997, the Company signed a definitive agreement with Kiewit Diversified Group ("KDG"), a wholly owned subsidiary of Peter Kiewit Sons', Inc. ("PKS"), for the Company to purchase KDG's ownership interest in various project partnerships and CalEnergy common shares (the "KDG Acquisition"). Accordingly, common stock and options subject to redemption have been reclassified in the consolidated balance sheet.

KDG's ownership interest in CalEnergy comprised 20,231,065 shares of common stock (assuming exercise by KDG of one million options to purchase CalEnergy shares), the 30% interest in Northern Electric plc ("Northern"), as well as the following minority project interests: Mahanagdong (45%), Casecnan (35%), Dieng (47%), Patuha (44%) and Bali (30%) and other interests in international development stage projects.

CalEnergy paid approximately $1,159 million for the KDG Acquisition and final closing of the transaction occurred in January 1998. CalEnergy funded this acquisition with available cash and the net proceeds of the equity and senior note offerings completed in October 1997.

On December 24, 1996, CE Electric plc ("CE Electric"), which in 1997 was 70% owned indirectly by the Company and 30% owned indirectly by PKS, acquired majority ownership of the outstanding ordinary share capital of Northern pursuant to a tender offer (the "Northern Tender Offer") commenced in the United Kingdom on November 5, 1996. As of March 18, 1997, CE Electric effectively owned 100% of Northern's ordinary shares.

In the last three years, the Company has consummated three other significant acquisitions, in addition to the acquisition of Northern. In January 1995, the Company acquired Magma Power Company ("Magma"), a publicly-traded United States independent power producer with 228 megawatts ("MW") of aggregate net operating capacity and 154 MW of aggregate net ownership capacity, for approximately $958 million. In April 1996, the Company completed the buy-out for approximately $70 million of its partner's interests ("Partnership Interest") in four electric generating plants in Southern California, resulting in sole ownership of the Imperial Valley Project. In August 1996, the Company acquired Falcon Seaboard Resources, Inc. ("Falcon Seaboard") for approximately $226 million, thereby acquiring significant ownership in 520 MW of natural gas-fired electric production facilities located in New York, Texas and Pennsylvania and a related gas transmission pipeline.

The Company has substantially completed constructing the Dieng Unit I, 55 net MW geothermal project in Indonesia, which is the first unit of 400 MW under contract at Dieng. In 1997, the Company financed and commenced construction of two other projects; the Dieng Unit II 80 MW project as well as the Patuha Unit I 80 MW project, which is the first unit of 400 MW under contract at Patuha. Additionally, the Company has conducted infrastructure construction and drilling activities for the 400 MW Bali project. Although the Company intends to enforce its contractual rights, the ultimate outcome of the current uncertain situation in Indonesia with respect to the possible abrogation by the Indonesian government of the Dieng, Patuha and Bali contracts adds significant risk to the completion of those projects and resulted in the Company recording an asset impairment charge in the fourth quarter of 1997. This $87 million charge includes all reasonably estimated asset valuation impairments associated with the Company's assets in Indonesia and gives effect to the political risk insurance on such investment.

SELECTED Financial Data
Dollars in Thousands, Except Per Share Amounts

                               Year Ended December 31,
                             1997       1996(1)   1995(2)     1994      1993
Income Statement Data:
Operating revenue        $2,166,338    $518,934   $335,630   $154,562  $132,059
Total revenue             2,270,911     576,195    398,723    185,854   149,253
Expenses                  2,074,051     435,791    301,672    130,018    87,995
Income before provision
  for income taxes          196,860(3)  140,404     97,051     55,836    61,258
Minority interest            45,993       6,122      3,005        ---       ---
Income before change in accounting
  principle and
  extraordinary item         51,823(3)   92,461     63,415     38,834    43,074
Cumulative effect of change in
  accounting principle          ---         ---        ---        ---     4,100
Extraordinary item         (135,850)        ---        ---     (2,007)      ---
Net income (loss)           (84,027)(3)  92,461     63,415     36,827    47,174
Preferred dividends             ---         ---      1,080      5,010     4,630
Net income (loss) available to
      common stockholders   (84,027)(3)  92,461     62,335     31,817    42,544
Income per share before change in accounting
  principle and
  extraordinary item           0.77(3)     1.69       1.32       1.02      1.08
Cumulative effect of change in accounting
  principle per share           ---         ---        ---        ---      0.12
Extraordinary item per share  (2.02)        ---        ---      (0.06)      ---
Net income (loss) per share   (1.25)(3)    1.69       1.32       0.96      1.20
Balance Sheet Data:
Total assets              7,487,626   5,630,156  2,654,038  1,131,145   715,984
Total liabilities         5,282,162   4,181,052  2,084,474    867,703   425,393
Company-obligated mandatorily
  redeemable convertible
  preferred securities of
  subsidiary trusts         553,930     103,930        ---        ---       ---
Preferred securities of
  subsidiary                 56,181     136,065        ---        ---       ---
Minority interest           134,454     299,252        ---        ---       ---
Redeemable preferred stock      ---         ---        ---     63,600    58,800
Stockholders' equity        765,326     880,790    543,532    179,991   211,503


1 Reflects the acquisitions of Northern, Falcon Seaboard and the Partnership Interest owned for a portion of the year. See Note 4 to the financial statements.
2 Reflects the acquisition of Magma owned for a portion of the year.
3 Includes the $87,000, $1.29 per share, non-recurring asset impairment charge.

MANAGEMENT'S Discussion and Analysis of Financial Condition and Results of Operations
Dollars, Pounds and Shares in Thousands, Except Per Share Amounts

The following is management's discussion and analysis of certain significant factors which have affected the Company's financial condition and results of operations during the periods included in the accompanying statements of operations. The Company's actual results in the future could differ significantly from the Company's historical results.

Acquisitions

On December 24, 1996, CE Electric plc ("CE Electric"), which in 1997 was 70% owned indirectly by the Company and 30% owned indirectly by Peter Kiewit Sons', Inc. ("PKS"), acquired majority ownership of the outstanding ordinary share capital of Northern Electric plc ("Northern") pursuant to a tender offer (the
"Northern Tender Offer") commenced in the United Kingdom on November 5, 1996. As of March 18, 1997, CE Electric effectively owned 100% of Northern's ordinary shares.

In the last three years, the Company has consummated three other significant acquisitions, in addition to the acquisition of Northern. In January 1995, the Company acquired Magma Power Company ("Magma"), a publicly-traded United States independent power producer with 228 megawatts ("MW") of aggregate net operating capacity and 154 MW of aggregate net ownership capacity, for approximately $958,000. In April 1996, the Company completed the buy-out for approximately $70,000 of its partner's interests ("Partnership Interest") in four electric generating plants in Southern California, resulting in sole ownership of the Imperial Valley Project. In August 1996, the Company acquired Falcon Seaboard Resources, Inc. ("Falcon Seaboard") for approximately $226,000, thereby acquiring significant ownership in 520 MW of natural gas-fired electric production facilities located in New York, Texas and Pennsylvania and a related gas transmission pipeline.

Power Generation Projects

For purposes of consistency in financial presentation, plant capacity factors for Navy I, Navy II, and BLM plants (collectively the "Coso Project"), are based upon a nominal capacity amount of 80 net MW for each plant. Plant capacity factors for Vulcan, Hoch (Del Ranch), Elmore, Leathers plants (collectively the "Partnership Project"), are based on nominal capacity amounts of 34, 38, 38, and 38 net MW, respectively, and for Salton Sea I, Salton Sea II, Salton Sea III and Salton Sea IV plants (collectively the "Salton Sea Project"), are based on nominal capacity amounts of 10, 20, 49.8 and 39.6 net MW, respectively (the Partnership Project and the Salton Sea Project are collectively referred to as the "Imperial Valley Project"). Plant capacity factors for Saranac, Power Resources, NorCon and Yuma plants (collectively the "Gas Plants") are based on capacity amounts of 240, 200, 80 and 50 net MW, respectively. Each plant possesses an operating margin which allows for production in excess of the amount listed above. Utilization of this operating margin is based upon a variety of factors and can be expected to vary throughout the year under normal operating conditions.

See Note 5 to the financial statements for a discussion of the Company's significant operating contracts.

Results  of Operations Three Years Ended December 31, 1997,  1996
and 1995

Operating revenues increased to $2,166,338 in the year ended December 31, 1997, from $518,934 in the year ended December 31,
1996, a 317.5% increase. This growth was primarily due to the acquisitions of Northern, Falcon Seaboard, and the Partnership Interest as well as the commencement of earnings at Salton Sea IV, Upper Mahiao and Malitbog.

The increase in operating revenues in 1996 to $518,934 from $335,630 in 1995 was primarily due to the acquisitions of the Partnership Interest, Falcon Seaboard and Northern, the deemed completion and commencement of receipt of revenue from Upper Mahiao and Unit I of the Malitbog Project in the Philippines, the completion and commencement of commercial operation of Salton Sea IV and an increase in the Coso Project's electricity revenues.

The   following  data  represents  the  supply  and  distribution operations at Northern:

                                          1997       1996        1995


Supply (GWh)                             14,389     14,185      14,253
Distribution (GWh)                       15,714     15,656      15,260
Gas Therms Supply (in thousands)           74.5       50.0        35.3


The increase in units supplied and distributed in 1997 from 1996 reflects increased activity in the local economy. The increase in therms supplied in 1997 from 1996 reflects the increased volume as the gas business in the U.K. begins to open up to competition as a result of regulatory changes.

The following operating data represents the aggregate capacity and electricity production of the domestic geothermal projects:

                                        1997       1996        1995


Overall capacity factor                 101.4%     104.4%      104.8%
kWh produced (in thousands)         4,507,500  4,502,200   4,296,010
Capacity NMW (average)                  507.4      491.0*      467.8

* Weighted average for the commencement of operations at the Salton Sea IV in 1996.

The capacity factor was 100.4% in the fourth quarter of 1997 compared to 102.6%, 99.6% and 103.1% for the third, second and first quarters of 1997, respectively. The capacity factor decreased in 1997 from 1996 due to marginally decreasing production at the Coso Project and a scheduled turbine overhaul at BLM in April 1997.

The following operating data represents the aggregate capacity and electricity production of the Gas Plants:


                                            1997       1996        1995

Overall capacity factor                     84.3%      84.2%       88.8%
kWh  produced (in thousands)           4,211,030  4,216,800   4,433,900
Installed capacity NMW                       570        570         570

The capacity factor of the Gas Plants reflects the effect of certain contractual curtailments. The capacity factors adjusted for these contractual curtailments are 95.7%, 93.2% and 96.8% for 1997, 1996 and 1995, respectively.

Electric sale price per kWh for the Coso Project, Partnership Project and Salton Sea Project varies seasonally in accordance with the rate schedule referenced in the SO4 agreements and power purchase agreements. The Coso Project's, Partnership Project's and Salton Sea Project's average electricity prices per kWh received in 1997, 1996 and 1995 were comprised of (in cents):
Coso Project            Energy Capacity & Bonus     Total

Average fiscal 1997      12.56         1.91         14.47
Average fiscal 1996      12.61         1.82         14.43
Average fiscal 1995      11.81         1.82         13.63


Partnership Project     Energy Capacity & Bonus     Total


Average fiscal 1997      10.96         2.18         13.14
Average fiscal 1996      10.02         2.12         12.14
Average fiscal 1995      11.14         2.10         13.24

Salton Sea Project      Energy Capacity & Bonus     Total


Average fiscal 1997       8.66         1.97         10.63
Average fiscal 1996       8.84         2.29         11.13
Average fiscal 1995       9.50         2.33         11.83


Interest and other income increased in 1997 to $104,573 from $57,261 in 1996, an 82.6% increase. This increase was due primarily to interest earned by Northern, equity earnings from Saranac and Mahanagdong, and increased interest income on the proceeds of the equity and senior note offerings in October 1997. Interest and other income decreased in 1996 to $57,261 from $63,093 in 1995.

Overall, the Company's expenses increased in 1997 due to the full year of operations of Northern, Falcon Seaboard, Partnership Interest, Salton Sea IV Project, Upper Mahiao Project and Unit I of the Malitbog Project and the deemed completion of Units II and III of the Malitbog Project in July 1997.

Cost of sales increased to $1,055,195 in 1997 from $31,840 in 1996. This increase is a result of reflecting a full year of Northern's operations. Cost of sales represents Northern's costs of electricity and appliances during the period of the Company's controlling interest since December 24, 1996.

Operating expense increased to $345,833 in 1997 from $132,655 in 1996, an increase of 160.7%. This increase is a result of the acquisitions of Northern, Falcon Seaboard and the Partnership
Interest as well as the commencement of receipt of revenue at Salton Sea IV, Upper Mahiao and Malitbog. Operating expense increased to $132,655 in 1996 from $103,602 in 1995, an increase of 28.0%. The increase is a result of the Falcon Seaboard and the Partnership Interest acquisitions, and the commencement of operations of the Salton Sea IV Project.

General and administration costs increased to $52,705 in 1997 from $21,451 in 1996, an increase of 145.7%. This increase is primarily a result of the addition of Northern. General and administration costs decreased to $21,451 in 1996 from $23,376 in 1995, a decrease of 8.2%. This decrease is a result of the Company's continued efforts to reduce costs and reflects the elimination of redundant functions subsequent to the acquisition of Magma.

Depreciation and amortization increased to $276,041 in 1997 from $118,586 in 1996, an increase of 132.8%. This increase is a result of the acquisitions of Northern, Falcon Seaboard and the Partnership Interest as well as the commencement of the receipt of revenue at Salton Sea IV, Upper Mahiao and Malitbog. Depreciation and amortization increased in 1996 to $118,586 from $72,249 in 1995, a 64.1% increase. This increase is primarily due to the Magma, Partnership Interest and Falcon Seaboard acquisitions, and the commencement of the receipt of revenue at Salton Sea IV, Upper Mahiao and Malitbog.

Loss on equity investment in the Casecnan Project reflects the Company's share of interest expense in excess of capitalized interest and interest income at the Casecnan Project, which is currently in construction.

Interest expense, less amounts capitalized, increased in 1997 to $251,305 from $126,038 in 1996, a 99.4% increase, and increased to $126,038 in 1996 from $102,083 in 1995, a 23.5% increase.
Higher interest expense is primarily due to a larger portfolio of facilities and their associated debt partially offset by the increase in capitalized interest on the Company's international and domestic projects.

The non-recurring charge of $87,000 represents an asset valuation impairment under Financial Accounting Standard No. 121, "Accounting for the Impairment of Long-Lived Assets", relating to CalEnergy's assets in Indonesia. The charge includes all reasonably estimated cash flows associated with the Company's assets in Indonesia and gives effect to the political risk insurance on such investments. The estimate assumes there will be no tax benefits associated with the asset valuation impairment.

The provision for income taxes increased to $99,044 in 1997 from $41,821 in 1996 and $30,631 in 1995. After adjusting for the non-recurring charge for asset valuation impairment and the dividends on convertible preferred securities, the effective tax rate was 38.0%, 30.8%, and 31.6% in 1997, 1996, and 1995, respectively.
The increase from 1996 to 1997 is due primarily to larger energy tax credits and depletion deductions in 1996.

Minority interest increased to $45,993 in 1997 from $6,122 in 1996, an increase of 651.3%. Minority interest consists of dividends on convertible preferred securities of subsidiary trusts and the Company's partial ownership in Northern. This increase is a result of issuance of the $180,000 of Trust II Securities in February 1997 and $270,000 of Trust III Securities in August 1997 and a full year of operations from Northern. Minority interest in 1995 reflects the Company's partial ownership in Magma for the period from January 10, 1995 to February 24, 1995.

Income before extraordinary item was $51,823 or $0.77 per common share in 1997 compared to $92,461 or $1.69 per common share in 1996 and $62,335 or $1.32 per common share in 1995. Excluding the $87,000, $1.29 per share, non-recurring charge, income before extraordinary item would have been $138,823 in 1997.

On July 31, 1997, the Finance Act in the United Kingdom was passed by Parliament and included the introduction of a one time so-called "windfall tax" equal to 23% of the difference between the price paid for Northern upon privatization and the Labour government's assessed "value" of Northern as calculated by reference to a formula set forth in the July budget. This amounted to $135,850, net of minority interest, which was recorded as an extraordinary item. The first installment was paid on December 1, 1997 and the second installment is payable on December 1, 1998.

Liquidity and Capital Resources

Cash and short-term investments were $1,446,620 at December 31, 1997 as compared to $429,421 at December 31, 1996. In addition, the Company's share of joint venture cash and investments retained in project control accounts was $6,072 and $47,764 at
December 31, 1997 and 1996, respectively. Distributions out of the project control accounts are made monthly to the Company for operation and maintenance and capital costs and semiannually to each Coso Project partner for profit sharing under a prescribed calculation subject to mutual agreement by the partners. In addition, the Company recorded separately restricted cash of $223,636 and $106,968 at December 31, 1997 and 1996, respectively. The restricted cash balances are comprised primarily of amounts deposited in restricted accounts from which the Company will fund construction of Dieng Unit II and Patuha Unit I; the Power Resources Project, the Upper Mahiao Project and the Malitbog Project cash reserves for the debt service reserve funds; and the Coso Project royalty payment.

The Company repurchased 1,622 common shares during 1997 for the aggregate amount of $55,505. The Company repurchased 472 shares of common stock in 1996 at an aggregate amount of $12,008. As of December 31, 1997 the Company held 1,658 shares of treasury stock at a cost of $56,525 to provide shares for issuance under the Company's employee stock option and share purchase plan and other outstanding convertible securities. The repurchase plan minimizes the dilutive effect of the additional shares issued under these plans.

On September 11, 1997, the Company signed a definitive agreement with Kiewit Diversified Group ("KDG"), a wholly owned subsidiary of PKS, for the Company to purchase KDG's ownership interest in various project partnerships and CalEnergy common shares (the "KDG Acquisition").

KDG's ownership interest in CalEnergy comprised approximately 20,231 shares of common stock (assuming exercise by KDG of one million options to purchase CalEnergy shares), the 30% interest in Northern Electric, as well as the following minority project interests: Mahanagdong (45%), Casecnan (35%), Dieng (47%), Patuha (44%) and Bali (30%) and other interests in international development projects.

CalEnergy paid $1,159,215 for the KDG Acquisition and final closing of the transaction occurred in January 1998. CalEnergy funded this acquisition with available cash and the proceeds of the equity and senior note offerings completed in October 1997.

On December 15, 1997, CE Electric UK Funding Company, an indirect
subsidiary  of  the  Company  (the  "Funding  Company"),   issued
$125,000 of 6.853% senior notes due 2004, and $237,000 of  6.995%
senior notes due 2007 (collectively, the "CE Electric UK Funding Company Senior Notes"), and pound 200,000 of 7.25% Sterling Bonds due 2022.

On November 26, 1997, the Company amended and increased its $100,000 revolving credit facility to $400,000. The facility is unsecured and is available to fund working capital requirements and finance future business expansion opportunities.

On October 17, 1997, the Company completed the public offering of
17.1 million shares of its common stock ("Common Stock") at $37 7/8 per share (the "Public Offering"). In addition, 2 million shares of Common Stock were purchased from CalEnergy in a direct sale by a trust affiliated with Walter Scott, Jr., the Chairman and Chief Executive Officer of PKS (the "Direct Sale"), contemporaneously with the closing of the Public Offering.

On  October 28, 1997, the Company completed the sale of  $350,000 aggregate  principal amount of its 7.63% Senior  Notes  due  2007
(the "Senior Note Offering").

On August 12, 1997, a subsidiary of the Company completed a private placement (with certain shelf registration rights) of $225,000 aggregate amount of 6 1/2% Trust Convertible Preferred Securities (the "6 1/2% Trust Securities"). In addition, an option to purchase an additional 900 of the 6 1/2% Trust Securities, or $45,000 aggregate amount, was exercised by the initial purchasers to cover overallotments in connection with the placement. Each 6 1/2% Trust Security has a liquidation preference of fifty dollars and is convertible at any time at the option of the holder into 1.047 shares of Company Common Stock (equivalent to a conversion price of $47.75 per common share) subject to adjustments in certain circumstances.

On August 5, 1997, the Company and certain affiliated capital funding trusts filed with the Securities and Exchange Commission a shelf registration statement covering up to $1,500,000 of common stock, preferred stock and debt securities which may be sold from time to time for various purposes. The Company completed the Public Offering and the Senior Note Offering under the shelf registration statement.

On February 26, 1997, a subsidiary of the Company completed a private placement (with certain shelf registration rights) of $150,000 aggregate amount of 6 1/4% Trust Convertible Preferred Securities ("Trust Securities"). In addition, an option to purchase an additional 600 Trust Securities, or $30,000 aggregate amount, was exercised by the initial purchasers to cover over-allotments in connection with the placement. Each Trust Security has a liquidation preference of fifty dollars and is convertible at any time at the option of the holder into 1.1655 shares of Company Common Stock (equivalent to a conversion price of $42.90 per common share) subject to adjustments in certain circumstances.

In November 1995, the Company closed the financing and commenced construction of the Casecnan Project, a combined irrigation and 150 net MW hydroelectric power generation project (the "Casecnan Project") located in the central part of the island of Luzon in the Republic of the Philippines.

CE Casecnan Water and Energy Company, Inc., a Philippine Corporation ("CE Casecnan") which is approximately 70% indirectly owned by the Company (after the KDG Acquisition), is developing the Casecnan Project. CE Casecnan financed a portion of the costs of the Casecnan Project through the issuance of $125,000 of its 11.45% Senior Secured Series A Notes due 2005 and $171,500 of its 11.95% Senior Secured Series B Bonds due 2010 and $75,000 of its Secured Floating Rate Notes due 2002, pursuant to an indenture dated as of November 27, 1995, as amended to date.

The Casecnan Project was being constructed pursuant to a fixed-price, date-certain, turnkey construction contract (the "Hanbo Contract") on a joint and several basis by Hanbo Corporation ("Hanbo") and Hanbo Engineering and Construction Co., Ltd. ("HECC"), both of which are South Korean corporations. As of May 7, 1997, CE Casecnan terminated the Hanbo Contract due to defaults by Hanbo and HECC including the insolvency of each such company. On May 7, 1997, CE Casecnan entered into a new turnkey engineering, procurement and construction contract to complete the construction of the Casecnan Project (the "Replacement Contract"). The work under the Replacement Contract is being conducted by a consortium consisting of Cooperativa Muratori Cementisti CMC di Ravenna and Impressa Pizzarottie & C. Spa, working together with Siemens A.G., Sulzer Hydro Ltd., Black & Veatch and Colenco Power Engineering Ltd. (collectively, the "Replacement Contractor").

In connection with the Hanbo Contract termination, CE Casecnan tendered a certificate of drawing to Korea First Bank ("KFB") on May 7, 1997, under the irrevocable standby letter of credit issued by KFB as security under the Hanbo Contract to pay for certain transition costs and other presently ascertainable damages under the Hanbo Contract. As a result of KFB's wrongful dishonor of the draw request, CE Casecnan filed an action in New York State Court. That Court granted CE Casecnan's request for a temporary restraining order requiring KFB to deposit $79,329, the amount of the requested draw, in an interest bearing account with an independent financial institution in the United States. KFB appealed this order, but the appellate court denied KFB's appeal and on May 19, 1997, KFB transferred funds in the amount of $79,329 to a segregated New York bank account pursuant to the Court order.

On  August  6, 1997, CE Casecnan announced that it had  issued  a notice  to proceed to the Replacement Contractor. The Replacement
Contractor   has  fully  mobilized  and  commenced   engineering,
procurement and construction work on the Casecnan Project.

On August 27, 1997, CE Casecnan announced that it had received a favorable summary judgment ruling in New York State Court against KFB. The judgment, which has been appealed by the bank, requires KFB to honor the $79,329 drawing by CE Casecnan on a $117,850 irrevocable standby letter of credit.

On September 29, 1997, CE Casecnan tendered a second certificate of drawing for $10,828 to KFB and on December 30, 1997 CE Casecnan tendered a third certificate of drawing for $2,920 to KFB. KFB also wrongfully dishonored these draws, but pursuant to a stipulation agreed to deposit the draw amounts in an interest bearing account with the same independent financial institution in the United States pending resolution of the appeal regarding the first draw and agreed to expedite the appeal.

The receipt of the letter of credit funds from KFB remains essential and CE Casecnan will continue to press KFB to honor its clear obligations under the letter of credit and to pursue Hanbo and KFB for any additional damages arising out of their actions to date. If KFB were to fail to honor its obligations under the Casecnan letter of credit, such action could have a material adverse effect on the Casecnan Project and CE Casecnan.

On September 2, 1997, Hanbo and HECC filed a Request for Arbitration before the International Chamber of Commerce ("ICC"). The Request for Arbitration asserts various claims by Hanbo and HECC against CE Casecnan relating to the terminated Hanbo Contract and seeking damages. On October 10, 1997, CE Casecnan served its answer and defenses in response to the Request for Arbitration as well as counterclaims against Hanbo and HECC for breaches of the Hanbo Contract. The arbitration proceedings before the ICC are ongoing and CE Casecnan intends to pursue vigorously its claims against Hanbo, HECC and KFB in the proceedings described above.

In June 1997, the Company's indirect special-purpose subsidiary, CE Indonesia Funding Corp., entered into a $400,000 revolving credit facility (which is nonrecourse to the Company) to finance the development and construction of the Company's geothermal power facilities in Indonesia.

On September 20, 1997, a Presidential Decree (the "Decree") was issued in Indonesia, providing for government action to the effect that, in order to address certain recent fluctuations in the value of the Indonesian currency, the start-up dates for a number of private power projects would be: (i) continued according to their initial schedule (because construction was underway); (ii) postponed as to their start-up dates (because they are not yet in construction) until economic conditions have recovered; or (iii) reviewed with a view to being continued, postponed or rescheduled, depending on the status of those projects. In the Decree, Dieng Units 1, 2 and 3 are approved to continue according to their initial schedule; Patuha Unit 1 and Bali Units 1 and 2 are to receive further review to determine whether or not they should be continued in accordance with their initial schedule; and Bali Units 3 and 4, Patuha Units 2, 3 and 4 and Dieng Unit 4 are to be postponed for an unspecified period. In this regard, the Company notes that its contracts and government undertakings for the Dieng, Patuha and Bali projects do not by their terms permit such categorization or delays by the government and that the Company has obtained political risk insurance coverage for its Dieng and Patuha projects. Moreover, the Company intends to continue to take actions to attempt to require the Government of Indonesia to honor its contractual obligations; however, subsequent actions by the Government of Indonesia and continued economic problems in Indonesia have created further uncertainty as to whether the contracts for such projects will be abrogated by the Indonesian government and accordingly have created significant risks to the completion of these projects. As a result, the Company recorded a SFAS 121 asset valuation impairment charge of $87,000 in the fourth quarter of 1997. This charge includes all reasonably estimated asset valuation impairments associated with the Company's assets in Indonesia and gives effect to the political risk insurance on such investments.

On December 2, 1994, a subsidiary of the Company, Himpurna California Energy Ltd. ("HCE") executed a joint operation contract (the "Dieng JOC") for the development of the geothermal steam field and geothermal power facilities at the Dieng geothermal field, located in Central Java (the "Dieng Project") with Perusahaan Pertambangan Minyak Dan Gas Bumi Negara ("Pertamina"), the Indonesian national oil company, and executed a "take-or-pay" energy sales contract (the "Dieng ESC") with both Pertamina and P.T. PLN (Persero) ("PLN"), the Indonesian national electric utility. HCE was formed pursuant to a joint development agreement with P.T. Himpurna Enersindo Abadi ("P.T. HEA"), its Indonesian partner, which is a subsidiary of Himpurna, whereby the Company and P.T. HEA have agreed to work together on an exclusive basis to develop the Dieng Project (the "Dieng Joint Venture"). Subsequent to the January 1998 KDG acquisition, the Dieng Joint Venture is structured with subsidiaries of the Company holding an approximate 94% interest (including certain assignments of dividend rights representing an economic interest of 4%), and P.T. HEA holding a 6% interest in the Dieng Project. Financial closing and first disbursement of construction loan funds occurred on October 3, 1996. Construction of Dieng Unit I is expected to be completed in March 1998.

Pursuant to the Dieng JOC and ESC, Pertamina has granted to HCE the geothermal field and the wells and other facilities presently located thereon and HCE may build, own and operate power production units with an aggregate capacity of up to 400 MW. HCE will accept the field operation responsibility for developing and supplying the geothermal steam and fluids required to operate the plant. The Dieng JOC is structured as a build own operate transfer agreement and will expire (subject to extension by mutual agreement) on the date which is the later of (i) 42 years following effectiveness of the Dieng JOC and (ii) 30 years following the date of commencement of commercial generation of the final unit. Upon the expiration of the proposed Dieng JOC, all facilities will be transferred to Pertamina at no cost.

HCE began well testing in the fourth quarter of 1995 and issued a notice to proceed for the construction and supply of an initial 55 net MW unit ("Dieng Unit I") in the first quarter of 1996. PT Kiewit/Holt Indonesia, a consortium including Kiewit Construction Group, Inc., a subsidiary of PKS ("KCG"), is constructing Dieng Unit I pursuant to a fixed price, date certain, turnkey construction contract ("Construction Contract"). Affiliates of KCG are providing the engineered supply with respect to Dieng Unit I pursuant to a fixed price, date certain, turnkey supply contract ("Supply Contract"). The Construction Contract and Supply Contract are sometimes referred to herein as the "Dieng EPC" and KCG and their affiliates party to the Construction Contract and Supply Contract are sometimes referred to herein, collectively, as the "Construction Consortium." The obligations of the Construction Consortium under the Construction and Supply Contracts are supported by a guaranty of KCG. KCG is the lead member of the Construction Consortium, with a 60% interest. HCE will be responsible for operating and managing the Dieng Project.

In the fourth quarter of 1997, HCE issued a notice to proceed and closed the project financing for the construction and supply of the Dieng Unit II 80 net MW project. The same construction consortium as described above for Dieng Unit I has contracted to construct Dieng Unit II under similar terms. The Company has contributed the necessary equity for the completion of Dieng Unit II and the construction loan of $109,000 was arranged under the June 1997 CE Indonesia Funding Corp. facility. However, pending resolution of the current uncertainties associated with Indonesia, construction activities on this project have been significantly reduced.

Patuha Power, Ltd. ("Patuha Power") is developing a geothermal power plant in the Patuha geothermal field in Java, Indonesia (the "Patuha Project"). On December 2, 1994, Patuha Power
executed both a joint operation contract and an energy sales contract, each of which contains terms substantially similar to those described above for the Dieng Project. Patuha Power began well testing and exploration in the fourth quarter of 1995 and in the third quarter of 1997, issued a notice to proceed for the construction and supply of the Patuha Unit I 80 net MW project. The same construction consortium as described above for Dieng Unit I has contracted to construct Patuha Unit I under similar terms. The Company has contributed the necessary equity for the completion of Patuha Unit I and the construction loan of $150,000 was arranged under the June 1997 CE Indonesia Funding Corp. facility. However, pending resolution of the current uncertainties associated with Indonesia, construction activities on this project have been significantly reduced.

The Company and PT Panutan Group, an Indonesian consortium of energy, oil, gas and mining companies, have formed a joint venture to pursue the development of geothermal resources in Bali (the "Bali Project"). The PT Panutan Group is entitled to contribute up to 40% of the total equity and obtain up to 40% of the net profit of the Bali Project. The project company developing the Bali Project, Bali Energy Ltd. ("Bali Energy"), has executed both a joint operation contract and an energy sales contract with terms similar to those at Dieng and Patuha. However, pending resolution of the current uncertainties associated with Indonesia, infrastructure construction and drilling activities on this project have been significantly reduced.

The Company developed and owns the rights to a proprietary process for the extraction of minerals from elements in solution in the geothermal brine and fluids utilized at its Imperial Valley plants (the "Salton Sea Extraction Project") as well as the production of power to be used in the extraction process. The initial phase of the project would require delivery of 49 net MW of power. A pilot plant has successfully produced commercial quality zinc at the Company's Imperial Valley Project. Zinc is primarily used in galvanizing steel for use in the automobile industry. The Company intends to sequentially develop manganese, silver, gold, lead, boron, lithium and other products as it further develops the extraction technology. The Company is also investigating producing silica from the solids precipitated out of the geothermal power process. Silica is used as a filler for such products as paint, plastics and high temperature cement. If successfully developed, the mineral extraction process will provide an environmentally responsible and low cost minerals recovery methodology.

Subsidiaries of Magma, a subsidiary of the Company, sought new long-term final SO4 power purchase agreements in the Salton Sea area through the bidding process adopted by the California Public Utilities Commission ("CPUC") under its 1992 Biennial Resource Plan Update ("BRPU"). In its BRPU, the CPUC cited the need for an additional 9,600 MW of power production through 1999 among California's three investor-owned utilities, Southern California Edison Company ("Edison"), San Diego Gas and Electric ("SDG&E") and Pacific Gas and Electric Company. Of this amount, 275 MW was set aside for bidding by independent power producers (such as Magma) utilizing renewable resources. Pursuant to an order of the CPUC dated June 22, 1994 (confirmed on December 21, 1994), Magma was awarded 163 net MW for sale to Edison and SDG&E, with in-service dates in 1997 and 1998. On February 23, 1995 the Federal Energy Regulatory Commission ("FERC") issued an order finding that the CPUC's BRPU program violated the Public Utilities Regulatory Policies Act ("PURPA") and FERC's implementing regulations and recommended negotiated settlements. In response, the CPUC issued an Assigned Commissioners Ruling encouraging settlements between the final winning bidders and the utilities. The utilities are expected to continue to challenge the BRPU and, in light of the regulatory uncertainty, there can be no assurance that power sales contracts will be executed or that any such projects will be completed. In light of these developments, the Company agreed to execute an agreement with Edison on March 16, 1995, providing that in certain circumstances it would withdraw its Edison BRPU bid in consideration for the payment of certain sums. In December 1996, the Company entered into a confidential cash buyout agreement with SDG&E. These agreements are subject to CPUC approval.

Within the United Kingdom there was continued investment to extend and improve the electricity distribution network. Expenditures in the year were approximately $102,000 although customers directly contributed approximately $33,000 to the additional costs incurred in expanding the system to meet their specific requirements.

The Company is actively seeking to develop, construct, own and operate new energy projects, both domestically and internationally, the completion of any of which is subject to substantial risk. Development can require the Company to expend significant sums for preliminary engineering, permitting, fuel supply, resource exploration, legal and other expenses in preparation for competitive bids which the Company may not win or before it can be determined whether a project is feasible, economically attractive or capable of being financed. Successful development and construction is contingent upon, among other things, negotiation on terms satisfactory to the Company of engineering, construction, fuel supply and power sales contracts with other project participants, receipt of required governmental permits and consents and timely implementation of construction. There can be no assurance that development efforts on any particular project, or the Company's development efforts generally, will be successful.

The Company believes that the international independent power market holds the majority of new opportunities for financially attractive private power generation development in the next several years. The financing, construction and development of projects outside the United States entail significant political and financial risks (including, without limitation, uncertainties associated with first time privatization efforts in the countries involved, currency exchange rate fluctuations, currency repatriation restrictions, political instability, civil unrest and expropriation) and other structuring issues that have the potential to cause substantial delays or material impairment of value to the project being developed, which the Company may not be fully capable of insuring against. The uncertainty of the legal environment in certain foreign countries in which the Company may develop or acquire projects could make it more difficult for the Company to enforce its rights under agreements relating to such projects. In addition, the laws and regulations of certain countries may limit the ability of the Company to hold a majority interest in some of the projects that it may develop or acquire. The Company's international projects may, in certain cases, be terminated by a government. Projects in operation, construction and development are subject to a number of uncertainties, more specifically described in the Company's Form 8-K dated March 6, 1998, filed with the Securities and Exchange Commission and incorporated herein by reference.

Inflation has not had a substantial impact on the Company's operating revenues and costs; energy payments for electricity for the Coso Project, Partnership Project, Salton Sea II Project and Salton Sea III Project will continue to be based upon scheduled rates and are not adjusted for inflation through the initial ten year period after the dates of firm operation under each power purchase agreement.

The Company has commenced, for all of its information systems, a year 2000 date conversion project to address all necessary code changes, testing and implementation. The "Year 2000 Computer Problem" creates risk for the Company from unforeseen problems in its own computer systems and from third parties with whom the Company deals on financial transactions worldwide. Such failures of the Company's and/or third parties' computer systems could have a material impact on the Company's ability to conduct its business, and especially to process and account for the transfer of funds electronically. Management believes that the year 2000 implementation costs and related potential effect should not have a material financial impact on the Company.

CONSOLIDATED BALANCE SHEETS
As of December 31, 1997 and 1996
Dollars and Shares in Thousands, Except Per Share Amounts

ASSETS                                          1997            1996


Cash and cash equivalents (Note 3)         $  1,445,338     $  424,500
Joint venture cash and investments                6,072         47,764
Restricted cash                                 223,636        106,968
Short-term investments                            1,282          4,921
Accounts receivable                             376,745        342,307
Properties, plants, contracts and
  equipment, net                              3,528,910      3,225,496
Excess of cost over fair value of net
  assets acquired, net                        1,312,788        790,920
Equity investments                              238,025        238,856
Deferred charges and other assets               354,830        448,424


Total assets                               $  7,487,626  $   5,630,156


LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
Accounts payable                           $     173,610   $   218,164
Other accrued liabilities                      1,106,641       668,612
Parent company debt                            1,303,845     1,146,685
Subsidiary and project debt                    2,189,007     1,678,392
Deferred income taxes                            509,059       469,199


Total liabilities                              5,282,162     4,181,052


Deferred income                                   40,837        29,067


Commitments and contingencies (Notes 3, 18, 19 and 20)
Company - obligated mandatorily redeemable
 convertible preferred securities
 of subsidiary trusts                            553,930       103,930
Preferred securities of subsidiary                56,181       136,065
Minority interest                                134,454       299,252
Common stock and options subject to redemption   654,736           ---


Stockholders' equity:
Preferred stock - authorized 2,000 shares,
  no par value                                       ---           ---
Common stock - par value $.0675 per share,
 authorized 180,000 shares, issued 82,980
   and 63,747 shares, outstanding 81,322 and
   63,448 shares, respectively                     5,602         4,303
Additional paid in capital                     1,261,081       563,567
Retained earnings                                213,493       297,520
Cumulative effect of foreign currency
  translation adjustment                          (3,589)       29,658
Common stock and options subject to redemption  (654,736)          ---
Treasury stock - 1,658 and 299 common
  shares at cost                                 (56,525)       (8,787)
Unearned compensation - restricted stock             ---        (5,471)


Total stockholders' equity                       765,326       880,790


Total liabilities and stockholders' equity $   7,487,626   $ 5,630,156

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
For the Three Years Ended December 31, 1997
Dollars and Shares in Thousands, Except Per Share Amounts

                                          1997         1996         1995

Revenue:
Operating revenue                      $2,166,338  $   518,934   $  335,630
Interest and other income                 104,573       57,261       63,093


Total revenues                          2,270,911      576,195      398,723


Costs and expenses:
Cost of sales                           1,055,195       31,840          ---
Operating expense                         345,833      132,655      103,602
General and administration                 52,705       21,451       23,376
Depreciation and amortization             276,041      118,586       72,249
Loss on equity investment in Casecnan       5,972        5,221          362
Interest expense                          296,364      165,900      134,637
Less interest capitalized                 (45,059)     (39,862)     (32,554)
Non-recurring charge - asset valuation
  impairment                               87,000          ---          ---


Total costs and expenses                2,074,051      435,791      301,672


Income before provision for income taxes  196,860      140,404       97,051
Provision for income taxes                 99,044       41,821       30,631


Income before minority interest            97,816       98,583       66,420
Minority interest                          45,993        6,122        3,005



Income before extraordinary item           51,823       92,461       63,415
Extraordinary item, net of
  minority interest of $58,222           (135,850)         ---          ---

Net income (loss)                         (84,027)      92,461       63,415
Preferred dividends                           ---          ---        1,080

Net income (loss) available to
  common stockholders                 $   (84,027)    $ 92,461    $  62,335


Income per share before extraordinary
  item                                 $     0.77     $   1.69    $    1.32


Extraordinary item                     $    (2.02)    $    ---    $     ---

Net income (loss) per share            $    (1.25)    $   1.69    $    1.32


Income per share before extraordinary
  item - diluted                       $     0.75     $   1.54    $    1.22

Extraordinary item - diluted           $    (1.97)    $    ---    $     ---

Net income (loss) per share - diluted  $    (1.22)    $   1.54    $    1.22


The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
For the Three Years Ended December 31, 1997
Dollars and Shares in Thousands
                                                         Common Stock
                Outstanding    Additional          Foreign & Options
                  Common  Common Paid-In Retained Currency Subject to Treasury Unearned
                  Shares   Stock Capital Earnings  Adjust. Redemption  Stock Compensation Total
Balance
 December 31, 1994 31,849 $2,407 $100,421 $142,937 $   --- $     --- $(65,774) $   --- $179,991
Equity offering    18,170  1,004  240,825      ---     ---       ---   56,801      ---  298,630
Restricted stock      500    ---      848      ---     ---       ---    8,652   (9,500)     ---
Exercise of stock options
 and other equity
 transactions         176     10      446      ---     ---       ---      563    2,494    3,513
Purchase of treasury
 stock               (102)   ---      ---      ---     ---       ---   (1,590)     ---   (1,590)
Preferred stock dividends, Series C,
 including cash distribution
 of $43               ---    ---      ---   (1,293)    ---       ---      ---      ---   (1,293)
Tax benefit from
 stock plan           ---    ---      866      ---     ---       ---      ---      ---      866
Net income before
 preferred dividends  ---    ---      ---   63,415     ---       ---      ---      ---   63,415


Balance December 31,
 1995              50,593  3,421  343,406  205,059     ---       ---    (1,348) (7,006) 543,532
Exercise of stock options
 and other equity
 transactions       5,263    337   53,030      ---     ---       ---     4,569   1,535   59,471
Purchase of treasury
 stock               (472)   ---      ---      ---     ---       ---   (12,008)    ---  (12,008)
Conversion of debt  8,064    545  164,912      ---     ---       ---       ---     ---  165,457
Tax benefit from
 stock plan           ---    ---    2,219      ---     ---       ---       ---     ---    2,219
Foreign currency translation
 adjustment           ---    ---      ---      ---  29,658       ---       ---     ---   29,658
Net income            ---    ---      ---   92,461     ---       ---       ---     ---   92,461


Balance December 31,
  1996             63,448  4,303  563,567  297,520  29,658       ---    (8,787) (5,471) 880,790
Equity offering    19,100  1,289  697,315      ---     ---       ---       ---     ---  698,604
Exercise of stock options
 and other equity
 transactions         396     10   (2,757)     ---     ---       ---     7,767   5,471   10,491
Purchase of treasury
 stock             (1,622)   ---      ---      ---     ---       ---   (55,505)    ---  (55,505)
Common stock and options
 subject to
 redemption           ---    ---      ---      ---     ---  (654,736)      ---     --- (654,736)
Tax benefit from
 stock plan           ---    ---    2,956      ---     ---       ---       ---     ---    2,956
Foreign currency
 translation
 adjustment           ---    ---      ---      --- (33,247)      ---       ---     ---  (33,247)
Net loss              ---    ---      ---  (84,027)    ---       ---       ---     ---  (84,027)
Balance December 31,
  1997            81,322 $5,602 $1,261,081 $213,493$(3,589)$(654,736) $(56,525)$   ---$ 765,326

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Three Years Ended December 31, 1997
Dollars in Thousands

                                                1997         1996         1995
Cash flows from operating activities:
Net income (loss)                      $      (84,027)   $  92,461  $    63,415
Adjustments to reconcile net cash flow from operating activities:
  Non-recurring charge-asset valuation
   impairment                                  87,000          ---          ---
  Depreciation and amortization               239,234      109,447       65,244
  Amortization of excess of cost over
   fair value of net assets acquired           36,807        9,139        7,005
  Amortization of original issue discount       2,160       50,194       45,409
  Amortization of deferred financing costs     26,161        9,677        8,979
  Amortization of unearned compensation         5,471        1,535        2,494
  Provision for deferred income taxes          55,584       12,252       13,983
  Loss (income) on equity investments         (16,068)        (910)         362
  Income (loss) applicable to minority
   interest                                   (35,387)       1,431        3,005
  Changes in other items:
   Accounts receivable                        (34,146)     (13,936)         213
   Accounts payable, accrued liabilities
    and deferred income                        29,799        2,093       12,103
Net cash flows from operating activities      312,588      273,383      222,212
Cash flows from investing activities:
Purchase of Northern, Falcon Seaboard, Partnership Interest
    and Magma, net of cash acquired          (632,014)    (474,443)    (907,614)
Distributions from equity investments          23,960        8,222          ---
Capital expenditures relating to operating
 projects                                    (194,224)     (24,821)     (27,120)
Philippine construction                       (27,334)    (167,160)    (289,655)
Indonesian and other development             (155,963)     (81,068)      (8,973)
Salton Sea IV construction                        ---      (63,772)     (62,430)
Pacific Northwest, Nevada, and Utah
 exploration costs                             (3,128)      (4,885)     (10,445)
Decrease in short-term investments              2,880       33,998       80,565
Decrease (increase) in restricted cash       (116,668)      63,175      (17,452)
Other                                          60,390       (2,910)      11,514
Investment in Casecnan                            ---          ---      (61,177)
Net cash flows from investing activities   (1,042,101)    (713,664)  (1,292,787)
Cash flows from financing activities:
Proceeds from sale of common and treasury stock
 and exercise of stock options                703,624       54,935      299,649
Proceeds from convertible preferred securities
 of subsidiary trusts                         450,000      103,930          ---
Proceeds from issuance of parent company debt 350,000      324,136      200,000
Repayment of parent company debt             (100,000)         ---          ---
Net proceeds from revolver                    (95,000)      95,000          ---
Proceeds from subsidiary and project debt     795,658      428,134      654,695
Repayments of subsidiary and project debt    (271,618)    (210,892)    (176,664)
Deferred charges relating to debt financing   (48,395)     (36,010)     (34,733)
Purchase of treasury stock                    (55,505)     (12,008)      (1,590)
Other                                          13,142       10,756      (29,169)
Net cash flows from financing activities    1,741,906      757,981      912,188
Effect of exchange rate changes               (33,247)       4,860          ---
Net increase (decrease) in cash and
 investments                                  979,146      322,560     (158,387)
Cash and cash equivalents at beginning
 of year                                      472,264      149,704      308,091
Cash and cash equivalents at end of year $  1,451,410   $  472,264   $  149,704
Supplemental Disclosures:
Interest paid (net of amounts capitalized)$   316,060   $   92,829   $   50,840
Income taxes paid                         $    44,483   $   23,211   $   14,812

     The accompanying notes are an integral part of these financial statements.

NOTES Consolidated Financial Statements
For the Three Years Ended December 31, 1997
Dollars, Pounds and Shares in Thousands, Except Per Share Amounts

1. Business

CalEnergy Company, Inc. (the "Company") is a United States-based global power company which generates, distributes and supplies electricity to utilities, government entities, retail customers and other customers located throughout the world. The Company was founded in 1971 and through its subsidiaries is primarily engaged in the development, ownership and operation of environmentally responsible independent power production facilities worldwide utilizing geothermal, natural gas, hydroelectric and other energy sources. In addition, the Company is engaged in the distribution and supply of electricity to approximately 1.5 million customers primarily in northeast England as well as the generation and supply of electricity (together with other related business activities) throughout England and Wales. The Company is also active in supplying gas and has applications for over 400,000 customers in those areas of England, Wales and Scotland where retail gas competition has been introduced.

The Company has organized several partnerships and joint ventures (herein referred to as the "Coso Joint Ventures") in order to develop geothermal energy at the China Lake Naval Air Weapons Station, Coso Hot Springs, China Lake, California. Collectively, the projects undertaken by these Coso Joint Ventures are referred to as the Coso
Project.   In  1992,  the Company entered into the  natural  gas-fired electrical generation market through the purchase of a development opportunity in Yuma, Arizona which commenced commercial operation in May 1994. In 1993, the Company started developing a number of
international   power  project  opportunities  where   private   power
generating programs have been initiated, including the Philippines and
Indonesia.   In  1995,  the  Company  acquired  Magma  Power   Company
("Magma"). Magma's operating assets included four projects referred to as the Partnership Project in which Magma had a 50% interest, and three projects referred to as the Salton Sea Project of which Magma owned 100%. A fourth project included in the Salton Sea Project was constructed after the acquisition of Magma and commenced operations in
June  1996.   In  addition, in April 1996, the  Company  acquired  the
remaining  50% interest in the Partnership Project.  In  August  1996,
the   Company  acquired  Falcon  Seaboard  Resources,  Inc.   ("Falcon
Seaboard") which includes significant interests in three operating gas-
fired cogeneration facilities and a related natural gas pipeline.   On
December 24, 1996, CE Electric UK plc ("CE Electric"), which in 1997 was 70% owned indirectly by the Company and 30% owned indirectly by Peter Kiewit Sons', Inc. ("PKS"), acquired majority ownership of the
outstanding   ordinary   share  capital  of  Northern   Electric   plc
("Northern") pursuant to a tender offer ("Tender Offer"). As of March 18, 1997, CE Electric effectively owned 100% of Northern ordinary shares.

Northern is one of the twelve regional electricity companies ("RECs") which came into existence as a result of the restructuring and subsequent privatization of the electricity industry in the United Kingdom in 1990. Northern is primarily engaged in the distribution and supply of electricity. Northern was granted a Public Electricity Supply ("PES") license under the Electricity Act to supply electricity in Northern's Authorized Area ("Authorized Area"). Northern's Authorized Area covers approximately 14,400 square kilometers with a population of approximately 3.2 million people and includes the counties of Northumberland, Tyne and Wear, Durham, Cleveland and North Yorkshire. Northern supplies electricity outside its Authorized Area pursuant to second tier licenses. Northern also is involved in non-regulated activities, including the supply of gas within England, Wales and Scotland, the generation of electricity, electrical appliance retailing and gas exploration and production.

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

Cash Equivalents, Investments and Restricted Cash

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

At December 31, 1997, all of the Company's investments are classified as held-to-maturity and are accounted for at their amortized cost basis. The carrying amount of the investments approximates the fair value based on quoted market prices as provided by the financial institution which holds the investments.

Properties, Plants, Contracts, Equipment and Depreciation

The cost of major additions and betterments are capitalized, while replacements, maintenance, and repairs that do not improve or extend the lives of the respective assets are expensed.

Depreciation of the operating power plant costs, net of salvage value, is computed on the straight line method over the estimated useful lives, between 10 and 30 years. Depreciation of furniture, fixtures and equipment which are recorded at cost, is computed on the straight line method over the estimated useful lives of the related assets, which range from three to ten years.

The Northern, Falcon Seaboard, Partnership Interest and Magma acquisitions by the Company have been accounted for as purchase business combinations. All identifiable assets acquired and liabilities assumed were assigned a portion of the cost of acquiring the respective companies equal to their fair values at the date of the acquisition and include the following:

     Property and equipment of Northern is depreciated using a systematic method, which approximates the straight line method over the estimated useful lives of the related assets which range from 3-40 years.

     Power sales agreements are amortized separately over (1) the remaining portion of the scheduled price periods of the power sales agreements and (2) for the Partnership Interest and Magma acquisitions the 20 year avoided cost periods of the power sales agreements using the straight line method.

Capitalized costs for gas reserves, other than costs of unevaluated exploration projects and projects awaiting development consent, are depleted using the unit of production method. Depletion is calculated based on hydrocarbon reserves of properties in the evaluated pool estimated to be commercially recoverable and include anticipated future development costs in respect of those reserves.

Expenditures on major information technology systems are capitalized and depreciated on a straight line basis over the useful life of the developed systems which range from 3-10 years.

Well, Resource Development and Exploration Costs

The Company follows the full cost method of accounting for costs incurred in connection with the exploration and development of geothermal and natural gas resources. All such costs, which include dry hole costs and the cost of drilling and equipping production wells and directly attributable administrative and interest costs, are capitalized and amortized over their estimated useful lives when production commences. The estimated useful lives of production wells are ten to twenty years depending on the characteristics of the underlying resource; exploration costs and development costs, other than production wells, are generally amortized over the weighted average remaining term of the Company's power and steam purchase contracts.

Excess of Cost over Fair Value

Total acquisition costs in excess of the fair values assigned to the net assets acquired are amortized over a 40 year period for the Northern and Magma acquisitions and a 25 year period for the Falcon Seaboard acquisition, both using the straight line method.

Impairment of Long-Lived Assets

The Company reviews long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized whenever evidence exists that the carrying value is not recoverable.
Deferred Well and Rework Costs

Well rework costs are deferred and amortized over the estimated period between reworks. These deferred costs, net of accumulated amortization, are $5,421 and $8,371 at December 31, 1997 and 1996, respectively, and are included in other assets.

Revenue Recognition

Revenues are recorded based upon service rendered and electricity and steam delivered, distributed or supplied to the end of the month. Where there is an overrecovery of supply or distribution business revenues against the maximum regulated amount, revenues are deferred equivalent to the overrecovered amount. The deferred amount is deducted from revenue and included in other liabilities. Where there is an underrecovery, no anticipation of any potential future recovery is made.

Capitalization of Interest and Deferred Financing Costs

Prior to the commencement of operations, interest is capitalized on the costs of the plants and geothermal resource development to the extent incurred. Capitalized interest and other deferred charges are amortized over the lives of the related assets.

Deferred financing costs are amortized over the term of the related financing using the effective interest method.

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

Pensions

Northern contributes to the Electricity Supply Pension Scheme and contributions to the scheme are charged to the income statement. The capital cost of ex gratia and supplementary pensions are normally charged to the income statement in the period in which they are granted. Variations in pension cost, which are identified as a result of actuarial valuations/reviews, are amortized over the average expected remaining working lives of employees in proportion to their expected payroll costs. Differences between the amounts funded and the amounts charged to the profit and loss account are treated as either provisions or prepayments in the balance sheet.

Net Income per Common Share

In February 1997, the Financial Accounting Standards Board ("FASB") adopted Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share." SFAS 128 replaced primary and fully diluted earnings per share with basic and diluted earnings per share, respectively.

Basic and diluted earnings per common share are based on the weighted average number of common shares outstanding during the period. Diluted earnings per common share also assumes the conversion of the convertible preferred securities of subsidiary trusts, when dilutive, and the exercise of all dilutive stock options outstanding at their option prices, with the option exercise proceeds and tax benefits used to repurchase shares of common stock at the average market price using the treasury stock method.

A reconciliation of basic earnings per share before extraordinary item to diluted earnings per share before extraordinary item follows:

                         1997                 1996                 1995
                             Per-Share            Per-Share            Per-Share
                Income Shares Amount Income Shares Amount  Income Shares Amount
Basic earnings
per share before
extraordinary
item          $ 51,823  67,268 $0.77 $ 92,461 54,739 $1.69 $62,335 47,249 $1.32
Effect of dilutive securities
 Stock options     ---   1,418            ---  1,881           ---  1,688
 Convertible preferred securities
  of subsidiary
  trusts(1)        ---     ---          2,840  2,517           ---    ---
 Convertible debt  ---     ---          4,968  5,935         6,038  7,258
Diluted earnings per share
 before extraordinary
 item        $  51,823  68,686 $0.75 $100,269 65,072 $1.54 $68,373 56,195 $1.22

(1) The convertible preferred securities of subsidiary trusts were antidilutive in 1997.

Reclassification

Certain amounts in the fiscal 1996 and 1995 financial statements and supporting footnote disclosures have been reclassified to conform to the fiscal 1997 presentation. Such reclassification did not impact previously reported net income or retained earnings.

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

New Accounting Pronouncements

In June 1997, the FASB adopted SFAS No. 130, "Reporting Comprehensive Income", and No. 131, "Disclosures about Segments of an Enterprise and Related Information". SFAS 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. SFAS 131 redefines how operating segments are determined and requires disclosure of certain financial and descriptive information about a company's operating segments. Both statements will be effective for the Company beginning January 1, 1998. The Company has not yet determined the impact of these statements on current disclosures.

3. KDG Acquisition

On September 11, 1997, the Company signed a definitive agreement with Kiewit Diversified Group ("KDG"), a wholly owned subsidiary of PKS, for the Company to purchase KDG's ownership interest in various
project   partnerships   and  CalEnergy  common   shares   (the   "KDG
Acquisition"). Accordingly, common stock and options subject to redemption have been reclassified in the consolidated balance sheet.

KDG's ownership interest in CalEnergy comprised approximately 20,231 shares of common stock (assuming exercise by KDG of one million options to purchase CalEnergy shares), the 30% interest in Northern Electric, as well as the following minority project interests:
Mahanagdong (45%), Casecnan (35%), Dieng (47%), Patuha (44%) and Bali (30%) and other interests in international development stage projects.

CalEnergy paid $1,159,215 for the KDG Acquisition and final closing of the transaction occurred in January 1998. CalEnergy funded this acquisition with available cash and the net proceeds of the equity offering and the debt offering completed in October 1997.

4.                               Acquisitions

Northern

On December 24, 1996, CE Electric UK plc ("CE Electric"), which in 1997 was 70% owned indirectly by the Company and 30% owned indirectly by PKS, acquired majority ownership of the outstanding ordinary share capital of Northern Electric plc ("Northern") pursuant to a tender offer (the "Northern Tender Offer") commenced in the United Kingdom on November 5, 1996. As of March 18, 1997, CE Electric effectively acquired the remaining ordinary shares and owned 100% of Northern's ordinary shares.

The  Company and PKS contributed to CE Electric approximately $410,000 and $176,000 respectively, of the approximately $1,200,000 required to acquire all of Northern's ordinary and preference shares in connection with the Tender Offer. The Company obtained such funds from cash on hand, short-term borrowings, and borrowings of approximately $100,000 under a Credit Agreement entered into with Credit Suisse on October
28,  1996  (the "CalEnergy Credit Facility").  The Company has  repaid the  entire  CalEnergy Credit Facility through the use of proceeds  of the Trust Securities offering. The remaining funds necessary to consummate the Tender Offer were provided from a pound 560,000 Term Loan and Revolving Facility Agreement, dated October 28, 1996 (the "U.K.
Credit  Facility").   CE Electric has repaid the  entire  U.K.  Credit
Facility through the use of proceeds of the senior note and sterling bond offerings of CE Electric UK Funding Company.

The Northern acquisition has been accounted for as a purchase business combination. All identifiable assets acquired and liabilities assumed were assigned a portion of the cost of acquiring Northern, equal to their fair values at the date of the acquisition. Minority interest was recorded at historical cost.

In 1993, Northern entered into a contract relating to the purchase of 400 MW of capacity from a 15.4% owned related party, Teesside Power Limited ("Teesside"), for a period of 15 years beginning April 1, 1993. The contract sets escalating purchase prices at predetermined levels. Currently the escalating contract prices exceed those paid by the Company to the electricity pool (the "Pool") which is operated by the National Grid Group. However, under current price cap regulation expected to expire in 1998 the Company is able to recover these costs. For the period after the price cap regulation ends, the Company has established a liability for the estimated loss as a result of this contract.

Northern utilizes contracts for differences ("CFDs") to mitigate its exposure to volatility in the prices of electricity purchased through the Pool. Such contracts allow the Company to effectively convert the majority of its anticipated Pool purchases from market to fixed prices. As of December 31, 1997, CFDs were in place to hedge a portion of electricity purchases of approximately 55,000 GWh through the year 2008.

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

Unaudited pro forma combined revenue, income and basic earnings per share before extraordinary item of the Company, Northern, Falcon Seaboard, and the Partnership Interest for the twelve months ended December 31, 1997 and 1996, as if the acquisitions had occurred at the beginning of 1996 after giving effect to certain pro forma adjustments related to the acquisitions were $2,270,911, $52,430, and $0.78 compared to $2,162,381, $64,811 and $1.18, respectively. Excluding the $87,000, $1.29 per share, non-recurring charge, pro forma income before extraordinary item would have been $139,430 in 1997.

5.Properties, Plants, Contracts and Equipment

Properties, plants, contracts and equipment comprise the following at December 31:

                                              1997          1996


Operating project costs:
Distribution system                        $1,237,743     $928,575
Power plants                                1,464,885    1,277,663
Wells and resource development                395,314      377,731
Power sales agreements                        227,535      227,535
Other assets                                  254,973      176,483


Total operating assets                      3,580,450    2,987,987
Less accumulated depreciation and
 amortization                                (497,832)    (271,216)


Net operating assets                        3,082,618    2,716,771


Mineral and gas reserves, net                 297,048      270,851
Construction in progress:
  Malitbog                                        ---      152,411
  Indonesia                                   140,172       81,875
  Other development                             9,072        3,588


 Total                                 $    3,528,910  $ 3,225,496


Coso Project Operating Facilities

The Coso Project operating facilities comprise the Company's proportionate share of the assets of three of its Coso Joint Ventures:
Coso Finance Partners ("Navy I Joint Venture"), Coso Energy Developers ("BLM Joint Venture"), and Coso Power Developers ("Navy II Joint Venture"). The Navy I power plant is located on land owned by and leased from the U.S. Navy to December 2009, with a 10 year extension at the option of the Navy. Under terms of the Navy I Joint Venture, current profits and losses are allocated 46.4% to the Company. The BLM power plant is situated on lands leased from the U.S. Bureau of Land Management under a geothermal lease agreement that extends until October 31, 2035. The lease may be extended to 2075 at the option of the BLM. Under the terms of the BLM Joint Venture agreement, the Company's share of profits and losses is 48%. Under terms of the Navy II Joint Venture, all profits, losses and capital contributions for Navy II are divided equally by the two partners.

The amount of royalties paid by Navy I to the U.S. Navy to develop geothermal energy for Navy I, Unit 1 on the lands owned by the Navy comprises (i) a fee payable during the term of the contract based on the difference between the amounts paid by the Navy to Edison for specified quantities of electricity and the price as determined under the contract (which currently approximates 73% of that paid by the Navy to Edison), and (ii) $25,000 payable in December 2009, of which the Company's share is $11,600. The $25,000 payment is secured by funds placed on deposit monthly, which funds, plus accrued interest, will aggregate $25,000. The monthly deposit is currently $50. As of December 31, 1997, the balance of funds deposited approximated $6,337, which amount is included in restricted cash.

Units 2 and 3 of Navy I and the Navy II power plants are on Navy lands, for which the Navy receives a royalty based on electric sales revenue at the initial rate of 4% escalating to 22% by the end of the contract in December 2019. The BLM is paid a royalty of 10% of the value of steam produced by the geothermal resource supplying the BLM Plant.

The Coso Joint Ventures had royalty expense included in operating expenses of $13,458, $13,412 and $13,623 in the years ended December 31, 1997, 1996 and 1995, respectively.

Imperial Valley Project Operating Facilities

The Company currently operates eight geothermal power plants in the Imperial Valley in California. The Partnership Project consists of the Vulcan, Hoch (Del Ranch), Elmore, and Leathers Partnerships. The remaining four plants which comprise the Salton Sea Project are indirect wholly owned subsidiaries of the Company. These geothermal power plants consist of Salton Sea I, Salton Sea II, Salton Sea III and Salton Sea IV. The Partnership Project and the Salton Sea Project are collectively referred to as the Imperial Valley Project. The Imperial Valley Project commencement dates and nominal capacities are as follows:

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

The Salton Sea Project's weighted average royalty expense in 1997 was approximately 6.1%. The royalties are paid to numerous recipients based on varying percentages of electrical revenue or steam production multiplied by published indices.

The Imperial Valley Projects had royalty expense included in operating expenses of $14,343, $10,228 and $10,398 in the years ended December 31, 1997, 1996 and 1995, respectively.

Significant Customers and Contracts

All of the Company's sales of electricity from the Coso Project and Imperial Valley Project, which comprise approximately 20% of 1997 operating revenue, are to Southern California Edison Company ("Edison") and are under long-term power purchase contracts.

The Coso Project and the Partnership Project sell all electricity generated by the respective plants pursuant to seven long-term SO4 Agreements between the projects and Edison. These SO4 Agreements provide for capacity payments, capacity bonus payments and energy payments. Edison makes fixed annual capacity and capacity bonus payments to the projects to the extent that capacity factors exceed certain benchmarks. The price for capacity and capacity bonus payments is fixed for the life of the SO4 Agreements. Energy is sold at increasing scheduled rates for the first ten years after firm operation and thereafter at Edison's Avoided Cost of Energy.

The scheduled energy price periods of the Coso Project SO4 Agreements extended until at least August 1997 for each of the units operated by the Navy I Partnership and extend until at least March 1999 and January 2000 for each of the units operated by the BLM and Navy II Partnerships, respectively. The Company's share of aggregate annual capacity payments is approximately $17,000 and its share of aggregate bonus payments is approximately $3,000.

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

Excluding Navy I and Vulcan, which are receiving Edison's Avoided Cost of  Energy,  the  Company's SO4 Agreements provide  for  energy  rates
ranging  from  12.8 cents per kWh in 1997 to 15.6 cents per kWh  in  1999.   The
weighted average energy rate for all of the Company's SO4 Agreements was 12.0 cents per kWh in 1997.

Salton Sea I sells electricity to Edison pursuant to a 30-year negotiated power purchase agreement, as amended (the "Salton Sea I PPA"), which provides for capacity and energy payments. The energy payment is calculated using a Base Price which is subject to quarterly adjustments based on a basket of indices. The time period weighted average energy payment for Salton Sea I was 5.3 cents per kWh during 1997. As the Salton Sea I PPA is not an SO4 Agreement, the energy payments
do  not  revert  to  Edison's Avoided Cost of  Energy.   The  capacity
payment is approximately $1,100 per annum.

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

For  the  year  ended  December 31, 1997, and  1996  Edison's  average
Avoided Cost of Energy was 3.3 cents and 2.5 cents, respectively, per kWh which is substantially below the contract energy prices earned for the year ended December 31, 1997. Estimates of Edison's future Avoided Cost of
Energy vary substantially from year to year. The Company cannot predict the likely level of Avoided Cost of Energy prices under the SO4 Agreements and the modified SO4 Agreements at the expiration of the scheduled payment periods. The revenues generated by each of the projects operating under SO4 Agreements could decline significantly after the expiration of the respective scheduled payment periods.

Philippine Projects

The Upper Mahiao Project was deemed complete in June 1996 and began receiving capacity payments pursuant to the Upper Mahiao Energy Conversion Agreement ("ECA"), in July of 1996. The project is structured as a ten year build-own-operate-transfer project ("BOOT"), in which the Company's subsidiary CE Cebu Geothermal Power Company, Inc. ("CE Cebu"), the project company, is responsible for providing operations and maintenance during the ten year BOOT period. The electricity generated by the Upper Mahiao geothermal power plant is sold to PNOC-Energy Development Corporation ("PNOC-EDC"), which is also responsible for supplying the facility with the geothermal steam. After the ten year cooperation period, and the recovery by the Company of its capital investment plus incremental return, the plant will be transferred to PNOC-EDC at no cost.

PNOC-EDC is obligated to pay for electric capacity that is nominated each year by CE Cebu, irrespective of whether PNOC-EDC is willing or able to accept delivery of such capacity. PNOC-EDC pays to CE Cebu a fee (the "Capacity Fee") based on the plant capacity nominated to PNOC-
EDC   in  any  year  (which,  at  the  plant's  design  capacity,   is
approximately 95% of total contract revenues) and a fee  (the  "Energy
Fee")   based  on  the  electricity  actually  delivered  to  PNOC-EDC
(approximately 5% of total contract revenues). Payments under the Upper Mahiao ECA are denominated in U.S. Dollars, or computed in U.S. dollars and paid in Philippine pesos at the then-current exchange rate, except for the Energy Fee. Significant portions of the Capacity Fee and Energy Fee are indexed to U.S. and Philippine inflation rates,
respectively.    PNOC-EDC's  payment  requirements,  and   its   other
obligations under the Upper Mahiao ECA are supported by the Government of the Philippines through a performance undertaking.

Unit I of the Malitbog Project (the "Malitbog Project") was deemed complete in July 1996 and Units II and III in July 1997 at which times such units commenced receiving capacity payments under the Malitbog ECA. The Malitbog Project is owned and operated by Visayas Geothermal Power Company ("VGPC"), a Philippine general partnership that is wholly owned, indirectly, by the Company. Under its contract, VGPC is to sell 100% of its output on substantially the same basis as described above for the Upper Mahiao Project to PNOC-EDC, which will in turn sell the power to the National Power Corporation of the Philippines ("NPC"). However, VGPC receives 100% of its revenues from such sales in the form of capacity payments. As with the Upper Mahiao Project, the Malitbog Project is structured as a ten year BOOT, in which the Company is responsible for providing operations and maintenance for the ten year BOOT period. After a ten year cooperation period, and the recovery by the Company of its capital investment plus incremental return, the plant will be transferred to PNOC-EDC at no cost.

The Mahanagdong Project (the "Mahanagdong Project") was deemed complete in July 1997 and accordingly, the Mahanagdong Project began receiving capacity payments pursuant to the Mahanagdong ECA in August of 1997. The Mahanagdong Project is owned and operated by CE Luzon Geothermal Power Company, Inc., a Philippine corporation, that is expected to be indirectly owned by the Company (after the KDG
Acquisition) subject to a minority partner participation. The electricity generated by the Mahanagdong Project will be sold to PNOC-EDC on a "take or pay" basis, which is also responsible for supplying the facility with the geothermal steam. The terms of the Mahanagdong ECA are substantially similar to those of the Upper Mahiao ECA. All of PNOC-EDC's obligations under the Mahanagdong ECA are supported by the Government of the Philippines through a performance undertaking. The capacity fees are expected to be approximately 97% of total revenues at the design capacity levels and the energy fees are expected to be approximately 3% of such total revenues.

Gas Projects

The Saranac Project sells electricity to New York State Electric & Gas pursuant to a 15 year negotiated power purchase agreement (the "Saranac PPA"), which provides for capacity and energy payments. Capacity payments, which in 1997 total 2.2 cents per kWh, are received for electricity produced during "peak hours" as defined in the Saranac PPA and escalate at approximately 4.1% annually for the remaining term of the contract. Energy payments, which average 6.6 cents per kWh in 1997, escalate at approximately 4.4% annually for the remaining term of the Saranac PPA. The Saranac PPA expires in June of 2009.

The Power Resources Project sells electricity to Texas Utilities Electric Company ("TUEC") pursuant to a 15 year negotiated power purchase agreement (the "Power Resources PPA"), which provides for capacity and energy payments. Capacity payments and energy payments, which in 1997 are $3,032 per month and 2.96 cents per kWh, respectively, escalate at 3.5% annually for the remaining term of the Power Resources PPA. The Power Resources PPA expires in September 2003.

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

Desert Peak. The Company is the owner and operator of a geothermal plant at Desert Peak, Nevada that is currently selling electricity to Sierra Pacific Power Company ("Sierra") at Sierra's Avoided Cost. Subsequent to year end, an indirect subsidiary of the Company entered into a lease agreement whereby they will lease the facility to another power producer and receive rental payments.

Salton Sea Minerals Extraction

The Company developed and owns the rights to a proprietary process for the extraction of minerals from elements in solution in the geothermal brine and fluids utilized at its Imperial Valley plants (the "Salton Sea Extraction Project") as well as the production of power to be used in the extraction process. A pilot plant has successfully produced commercial quality zinc at the Company's Imperial Valley Project. The Company is also investigating producing silica from the solids precipitated out of the geothermal power process.

Telephone Flat

Under a Bonneville Power Administration ("BPA") geothermal pilot program, the Company has been developing a 30 net MW geothermal project which was originally located in the Newberry Known Geothermal Resource Area in Deschutes County, Oregon (the "Telephone Flat Project"). Pursuant to an amended power sales contract the project has been relocated to Telephone Flat and BPA has agreed to purchase 30 MW from the project with an option to purchase up to an additional 100 MW. The movement of the project to this alternative location and BPA's purchase obligation are subject to obtaining a final environmental impact statement relating to the new site location. Completion of this project is subject to a number of significant uncertainties and cannot be assured.

6. Equity Investments

At December 31, 1997, the Company had an indirect ownership of approximately 35% in the Casecnan Project, a combined irrigation and 150 net MW hydroelectric power generation project located on the island of Luzon in the Philippines. The Company is expected to indirectly own approximately 70% of the Casecnan Project after the KDG Acquisition.

The Company had an indirect ownership of 50% in the Mahanagdong Project, subject to a minority partner participation. The Company will indirectly own 100% of the Mahanagdong Project after the KDG Acquisition.

The Company has an approximate 45% economic interest in Saranac Power Partners, L.P. and a 20% economic interest in NorCon Power Partners, L.P. as part of the Falcon Seaboard acquisition.

Summary financial information for these equity investments follows:

                                Casecnan     Saranac    NorCon   Mahanagdong
As of and for the year ended
December 31, 1997:
Assets                        $  482,527  $  315,671  $  118,415  $  294,250
Liabilities                      384,369     211,299     115,487     197,575
Net income (loss)                (11,267)     43,097       4,072      14,996

 As of and for the year ended December 31, 1996:
Assets                           492,166     325,174     125,956     240,222
Liabilities                      380,737     213,326     121,223     168,512
Net income (loss)                (11,207)     40,005         (53)        N/A

7.                       Parent Company Debt

 Parent company debt comprises the following at December 31:
                                             1997               1996
Senior discount notes                  $   529,640        $   527,535
9.5% senior notes                          224,205            224,150
7.63% senior notes                         350,000                ---
Limited recourse senior secured notes*     200,000            200,000
CalEnergy credit facility                      ---            100,000
Revolving credit facility                      ---             95,000
                                       $ 1,303,845        $ 1,146,685

*  The  amount of recourse obligation to the parent was $0 at December
31, 1997.

Senior Discount Notes

In March 1994, the Company issued $400,000 of 10 1/4% Senior Discount Notes which accrete to an aggregate principal amount of $529,640 at maturity in 2004. The original issue discount was amortized from the issue date through January 15, 1997, during which time no cash interest was paid on the Senior Discount Notes. Cash interest on the Senior Discount Notes is payable semiannually on January 15 and July 15 of each year, commencing July 15, 1997. The Senior Discount Notes are redeemable at any time on or after January 15, 1999 initially at a redemption price of 105.125% declining to 100% on January 15, 2002 plus accrued interest to the date of redemption. The Senior Discount Notes are unsecured senior obligations of the Company.

The Senior Discount Notes prohibit payment of cash dividends unless certain financial ratios are met and unless the dividends do not exceed 50% of the Company's accumulated adjusted consolidated net income as defined, subsequent to April 1, 1994, plus the proceeds of any stock issuance.

9.5% Senior Notes

On September 20, 1996, the Company issued $225,000 of 9.5% Senior Notes (the "9.5% Senior Notes") due 2006. Interest on the 9.5% Senior Notes is payable semiannually on March 15 and September 15 of each year, commencing March 15, 1997. The 9.5% Senior Notes are redeemable at any time on or after September 15, 2001 initially at a redemption price of 104.75% declining to 100% on September 15, 2004 plus accrued interest to the date of redemption. The 9.5% Senior Notes are unsecured senior obligations of the Company.

7.63% Senior Notes

On October 28, 1997, the Company issued $350,000 of 7.63% Senior Notes (the "7.63% Senior Notes") due 2007. Interest on the 7.63% Senior Notes will be payable semiannually on April 15 and October 15 of each year, commencing April 15, 1998. The 7.63% Senior Notes are unsecured senior obligations of the Company.

Limited Recourse Senior Secured Notes

On July 21, 1995, the Company issued $200,000 of 9 7/8% Limited Recourse Senior Secured Notes Due 2003 (the "Notes"). Interest on the Notes is payable on June 30 and December 30 of each year, commencing December 1995. The Notes are secured by an assignment and pledge of 100% of the outstanding capital stock of Magma and are recourse only to such Magma capital stock, the Company's interest in a secured Magma note and general assets of the Company equal to the Restricted Payment Recourse Amount, as defined in the Note Indenture ("Note Indenture"), which was $0 at December 31, 1997.

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

CalEnergy Credit Facility

On October 28, 1996, the Company obtained a $100,000 credit facility (the "CalEnergy Credit Facility") of which the Company had drawn $100,000 as of December 31, 1996. The Company has repaid the entire balance of the CalEnergy Credit Facility.

Revolving Credit Facility

On July 8, 1996, the Company obtained a $100,000 three year revolving credit facility. On November 26, 1997, the credit facility was amended and increased to $400,000 and extended to November 2000. The facility is unsecured and is available to fund working capital requirements and finance future business expansion opportunities.

Annual Repayments of Parent Company Debt

There are no annual repayments of the parent company debt due for the next five years.

8.  Subsidiary and Project Debt:

Project loans held by subsidiaries and projects which are non recourse to the Company comprise the following at December 31:
                                                       1997       1996

Salton Sea Notes and Bonds                         $  448,754$   538,982
Northern eurobonds                                    427,732    439,192
U.K. credit facility                                      ---    128,423
CE Electric UK Funding Company Senior Notes           357,331        ---
CE Electric UK Funding Company Sterling Bonds         322,534        ---
Power Resources project debt                          103,334    114,571
Coso Funding Corp. project loans                      106,616    148,346
Construction loans                                    416,744    300,951
Other                                                   5,962      7,927
                                                   $2,189,007 $1,678,392

Each of the Company's direct or indirect subsidiaries is organized as a legal entity separate and apart from the Company and its other subsidiaries. Pursuant to separate project financing agreements, the assets of each subsidiary are pledged or encumbered to support or otherwise provide the security for their own project or subsidiary debt. It should not be assumed that any asset of any such subsidiary will be available to satisfy the obligations of the Company or any of its other such subsidiaries; provided, however, that unrestricted cash or other assets which are available for distribution may, subject to applicable law and the terms of financing arrangements of such parties, be advanced, loaned, paid as dividends or otherwise distributed or contributed to the Company or affiliates thereof.
"Subsidiaries" means all of CalEnergy's direct or indirect subsidiaries (1) owning interests in the Coso, Imperial Valley, Saranac, NorCon, Power Resources, Mahanagdong, Malitbog, Upper Mahiao, Casecnan, Dieng and Patuha projects or (2) owning interests in the subsidiaries that own interests in the foregoing projects.

Salton Sea Notes and Bonds

The Salton Sea Funding Corporation, a wholly owned subsidiary of the Company, (the "Funding Corporation") debt securities are as follows:
                                 Final
                                Maturity         December 31,   December 31,
          Senior Secured Series   Date      Rate    1997            1996
July 21, 1995   A Notes      May 30, 2000   6.69%  $ 97,354      $161,732
July 21, 1995   B Bonds      May 30, 2005   7.37%   133,000       133,000
July 21, 1995   C Bonds      May 30, 2010   7.84%   109,250       109,250
June 20, 1996   D Notes      May 30, 2000   7.02%    44,150        70,000
June 20, 1996   E Bonds      May 30, 2011   8.30%    65,000        65,000
                                                   $448,754      $538,982

Principal and interest payments are made in semi-annual installments. The Salton Sea Notes and Bonds are secured by the Company's four existing Salton Sea plants as well as an assignment of the right to receive various royalties payable to Magma in connection with its Imperial Valley properties and distributions from the Partnership Project. The Salton Sea Notes and Bonds are nonrecourse to the Company.

Pursuant to a depository agreement, Funding Corporation established a debt service reserve fund in the form of a letter of credit in the amount of $70,430 from which scheduled interest and principal payments can be made.

Northern Eurobonds

The Northern debt includes a debenture due in 1999, which bears a fixed interest rate of 12.661%. The debt also includes bearer bonds repayable in 2005 and 2020, bearing fixed interest rates of 8.625% and 8.875%, respectively.

The balance at December 31, 1997 and 1996 consists of the following:

                                        1997               1996
   Debenture due 1999                $ 97,530            $  99,924
   Bearer bonds due 2005              165,236              171,130
   Bearer bonds due 2020              164,966              168,138
                                    $ 427,732            $ 439,192

U.K. Credit Facility

On October 28, 1996, CE Holdings, an indirect subsidiary of the Company, obtained a pound 560,000 five year term loan and revolving credit facility (the "U.K. Credit Facility"). The Company did not guarantee, nor  was it otherwise subject to recourse for, amounts borrowed  under
the  U.K.  Credit  Facility.   The agreement  placed  restrictions  on
distributions from CE Electric to any of its shareholders based on certain financial ratios. CE Electric has repaid the entire U.K. Credit Facility through the use of proceeds from the senior note and sterling bond offerings of CE Electric UK Funding Company described below.

CE Electric UK Funding Company Senior Notes and Sterling Bonds

On December 15, 1997, CE Electric UK Funding Company, an indirect subsidiary of the Company (the "Funding Company"), issued $125,000 of 6.853% senior notes due 2004, and $237,000 of 6.995% senior notes due
2007  (collectively,  the  "CE  Electric  UK  Funding  Company  Senior
Notes"),  and   pound 200,000  of 7.25% Sterling  Bonds  due  2022.  The  CE
Electric UK Funding Company Senior Notes and Sterling Bonds prohibit distributions to any of its shareholders unless certain financial ratios are met by the Funding Company.

Power Resources Project Financing Debt

Power Resources, an indirect wholly-owned subsidiary, has project financing debt consisting of a term loan payable to a consortium of banks with interest and principal due quarterly through October 2003. The debt carries fixed interest rates of 10.385% and 10.625%.

Coso Funding Corp. Project Loans

The Coso Funding Corp. project loans are from Coso Funding Corp., a single-purpose corporation formed to issue notes for its own account and act as an agent on behalf of the Coso Project. The Coso Funding Corp. project loans carry a fixed interest rate with weighted average interest rates of 8.65% and 8.46% at December 31, 1997 and 1996, respectively. The loans have scheduled repayments through December 2001. The Coso Project has established irrevocable letters of credit of $67,850 as a debt service reserve fund.

Annual Repayments of Subsidiary and Project Debt

The annual repayments of the subsidiary and project debt, excluding construction loans, for the years beginning January 1, 1998 and thereafter are as follows:

                          CE Electric UK
      Salton Sea          Funding Company            Coso
       Notes and Northern Senior Notes and   Power  Funding
         Bonds  Eurobonds  Sterling Bonds  Resources Corp.   Other   Total
1998 $ 106,938 $    ---    $    ---       $ 12,805 $ 38,912  $1,544  $160,199
1999    57,836   97,530         ---         14,268   31,717   1,297   202,648
2000    25,072      ---         ---         16,087    4,080   1,051    46,290
2001    22,376      ---         ---         18,119   31,907     838    73,240
2002    24,298      ---         ---         20,312      ---   1,232    45,842
There-
 after 212,234   330,202    679,865         21,743      ---     --- 1,244,044
      $448,754  $427,732   $679,865       $103,334 $106,616  $5,962$1,772,263

Construction Loans

The Company's allocable share of non-recourse project construction loans comprise the following at December 31:

                                                1997         1996
       Upper Mahiao                         $  150,628     $150,628
       Malitbog                                176,657      137,881
       CE Indonesia Funding Corp.               89,459       12,442
                                             $ 416,744   $  300,951

The Upper Mahiao and Malitbog construction loans are scheduled to be replaced by non-recourse term project financing upon completion of construction and commencement of commercial operations.

Upper Mahiao Construction Loan

Draws on the construction loan for the Upper Mahiao geothermal power project at December 31, 1997 totaled $150,628. A consortium of international banks provided the construction financing with variable interest rates based on LIBOR or "Prime" with interest payments due every quarter and at LIBOR maturity. The weighted average interest rate at December 31, 1997 and 1996 is approximately 8.43% and 8.01%, respectively. The Export-Import Bank of the U.S. ("Ex-Im Bank") is providing political risk insurance to commercial banks on the construction loan. The construction loan is expected to be converted to a term loan promptly after NPC completes the full capacity transmission line, which is currently expected in 1998. The largest portion of the term loan for the project will also be provided by Ex-Im Bank. The term financing for the Ex-Im Bank loan will be at a fixed interest rate of 5.95%.

Malitbog Construction Loan

Draws on the construction loan for the Malitbog geothermal power project at December 31, 1997 totaled $176,657. International banks and the Overseas Private Investment Corporation ("OPIC") have provided the construction and term loan facilities at variable interest rates (weighted average of 8.48% and 8.15% at December 31, 1997 and 1996, respectively). The international bank portion of the debt will be insured by OPIC against political risks and the Company's equity contribution to Visayas Geothermal Power Company ("VGPC") is covered by political risk insurance from the Multilateral Investment Guarantee Agency and OPIC. The construction loan is expected to be converted to a term loan promptly after NPC completes the full capacity transmission line, which is currently expected in 1998.

CE Indonesia Funding Corp.

In June 1997, the Company's indirect special-purpose subsidiary, CE Indonesia Funding Corp., entered into a $400,000 revolving credit facility (which is nonrecourse to the Company) to finance the development and construction of the Company's geothermal power facilities in Indonesia. This credit facility was used in part to replace the original project financing for Himpurna California
Energy's Dieng Unit I. At December 31, 1997, the Company's share of the credit facility relating to Dieng Unit I was $50,481 and carried a variable interest rate (weighted average of 7.44% at December 31, 1997).

On November 18, 1997, Himpurna California Energy announced the funding of the Dieng Unit II project pursuant to the CE Indonesia Funding Corp. facility arranged in June 1997. At December 31, 1997, the Company's share of the credit facility relating to Dieng Unit II was $11,211 and carried a variable interest rate (weighted average of 7.48% at December 31, 1997).

On September 2, 1997, Patuha Power announced the funding of the Patuha Unit I project pursuant to the CE Indonesia Funding Corp. facility arranged in June 1997. At December 31, 1997, the Company's share of the credit facility relating to Patuha was $27,767 and carried a variable interest rate (weighted average of 7.44% at December 31, 1997).

9. Income Taxes

Provision  for income taxes is comprised of the following at  December
31:
                                     1997      1996     1995

Currently payable:
State                             $   5,084$   7,520    $5,510
Federal                              33,114   19,873    11,138
Foreign                               5,262    2,176       ---
                                     43,460   29,569    16,648
Deferred:
State                                  (264)   1,619       921
Federal                              14,579   9,209     13,062
Foreign                              41,269   1,424        ---
                                     55,584  12,252     13,983
Total                           $    99,044 $41,821    $30,631

A reconciliation of the federal statutory tax rate to the effective tax rate applicable to income before provision for income taxes follows:

                                                    1997     1996     1995

Federal statutory rate                             35.00%   35.00%   35.00%
Percentage depletion in excess of cost depletion   (3.77)   (6.12)   (7.38)
Investment and energy tax credits                   (.64)   (8.34)   (1.80)
State taxes, net of federal tax effect              1.59     4.38     4.09
Goodwill amortization                               2.06     2.51     2.53
Non-deductible expense                              1.33      .84     1.10
Lease investment                                     ---      ---    (2.18)
Dividends on convertible preferred securities
  of subsidiary trusts*                            (4.12)   (1.17)     ---
Tax effect of foreign income                        2.64     2.54      ---
Asset valuation impairment                         15.47      ---      ---
Other                                                .75      .15      .20
 Effective tax rate                                50.31%   29.79%   31.56%
 * Dividends on convertible preferred securities of subsidiary trusts are included in minority interest.
Deferred tax liabilities (assets) are comprised of the following at
December 31:
                                                         1997        1996
Depreciation and amortization, net                  $ 802,215   $ 725,366
Pensions                                               19,441      22,883
Unremitted foreign earnings                            10,781       2,857
Other                                                   3,324       3,262

                                                      835,761     754,368

Deferred contract costs                              (193,996)   (128,745)
Deferred income                                       (12,690)     (9,298)
Energy and investment tax credits                     (42,049)    (55,931)
Advance corporation tax                                   ---     (20,205)
Alternative minimum tax credits                       (39,402)    (50,819)
Accruals not currently deductible for tax purposes    (31,561)    (13,372)
Other                                                  (7,004)     (6,799)
                                                     (326,702)   (285,169)

Net deferred taxes                                   $509,059    $469,199


The Company has unused investment and geothermal energy tax credit carryforwards of approximately $42,049 expiring between 2004 and 2012. The Company also has approximately $39,402 of alternative minimum tax credit carryforwards which have no expiration date.

10. Company-Obligated Mandatorily Redeemable Convertible Preferred Securities of Subsidiary Trusts

The Company has organized special purpose Delaware business trusts ("Trust I", "Trust II" and "Trust III" or collectively, the "Trusts") pursuant to their respective amended and restated declarations of trusts (collectively, the "Declarations"). On April 12, 1996, February 26, 1997 and August 12, 1997, the Company, through these Trusts, issued Company-obligated mandatorily redeemable convertible preferred securities (collectively, the "Trust Securities") as follows:

    Issuer                   Issue Date        Rate    Amount  Conversion Rate
CalEnergy Capital Trust I   April 12,1996      6.25%   $103,930        1.6728
CalEnergy Capital Trust II  February  26,1997  6.25%   $180,000        1.1655
CalEnergy Capital Trust III August 12, 1997    6.50%   $270,000        1.047

The Company owns all of the common securities of the Trusts. The Trust Securities have a liquidation preference of fifty dollars each and represent undivided beneficial ownership interests in each of the Trusts. The assets of the Trusts consist solely of the Company's Convertible Subordinated Debentures due March 10, 2016, February 25, 2012 and September 1, 2027, respectively, in outstanding aggregate principal amounts of $103,930, $180,000 and $270,000, respectively (collectively, the "Junior Debentures") issued pursuant to their respective indentures. The indentures include agreements by the Company to pay expenses and obligations incurred by the Trusts. Each Trust Security with a par value of $50 is convertible at the option of the holder at any time into shares of CalEnergy Common Stock based on the conversion rate and subject to customary anti-dilution adjustments.

Until converted into the Company's Common Stock, the Trust Securities will have no voting rights with respect to the Company and, except under certain limited circumstances, will have no voting rights with respect to the Trusts. Distributions on the Trust Securities (and Junior Debentures) are cumulative, accrue from the date of initial issuance and are payable quarterly in arrears. The Junior Debentures are subordinated in right of payment to all senior indebtedness of the Company and the Junior Debentures are subject to certain covenants, events of default and optional and mandatory redemption provisions, all as described in the Junior Debenture indentures.

Pursuant to Preferred Securities Guarantee Agreements (collectively, the "Guarantees"), between the Company and a preferred guarantee trustee, the Company has agreed irrevocably to pay to the holders of the Trust Securities, to the extent that the Trustee has funds available to make such payments, quarterly distributions, redemption payments and liquidation payments on the Trust Securities. Considered together, the undertakings contained in the Declarations, Junior Debentures, Indentures and Guarantees constitute full and unconditional guarantees by the Company of the Trusts' obligations under the Trust Securities.

11.Preferred Stock

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

12.Stock Options and Restricted Stock

The Company has issued various stock options. As of December 31, 1997, a total of 6,949 shares are reserved for stock options, of which 6,780 shares have been granted and remain outstanding at prices of $3.74 to $40.81 per share.

The Company has stock option plans under which shares were reserved for grant as incentive or non-qualified stock options, as determined by the Board of Directors. The plans allow options to be granted at 85% of their fair market value at the date of grant. Generally, options are issued at 100% of fair market value at the date of grant. Options granted under the 1996 Plan become exercisable over a period of two to five years and expire if not exercised within ten years from the date of grant or, in some instances, a lesser term. Prior to the 1996 Plan, the Company granted 256 options at fair market value at date of grant which had terms of ten years and were exercisable at date of grant. In addition, the Company had issued approximately 138 options to consultants on terms similar to those issued under the 1996 Plan. The non-1996 plan options are primarily options granted to Kiewit.

The Company granted 500 shares of restricted common stock with an aggregate market value of $9,500 in exchange for the relinquishment of 500 stock options which were canceled by the Company. The shares have all rights of a shareholder, subject to certain restrictions on transferability and risk of forfeiture. Unearned compensation equivalent to the market value of the shares at the date of issuance was charged to stockholders' equity. Such unearned compensation was amortized over the vesting period of which 125 shares were immediately vested and the remaining 375 shares vested through January 1, 1998. Accordingly, $5,471, $1,535 and $2,494 of unearned compensation was charged to general and administrative expense in 1997, 1996 and 1995, respectively.


Transactions in Stock Options

Options Outstanding
                     Shares Available
                      for Grant Under         Option Price  Weighted Avg
                     1996 Option Plan Shares   Per Shares   Option Price Total
Balance December 31, 1994    86        9,601 $3.00 - $19.00     $12.84 $123,277
     Options granted       (396)         396 15.81 -  19.00      18.15    7,188
     Options terminated     571         (571)14.88 -  19.00      18.69  (10,673)
     Options exercised      ---         (135) 3.00 -  15.94       3.41     (460)
     Balance
      December 31,1995      261        9,291  3.00 -  19.00      12.84  119,332

     Options granted     (1,157)       1,157 25.06 -  30.38      28.17   32,590
     Options terminated     468         (468) 3.00 -  19.00      17.96   (8,406)
     Options exercised      ---       (5,203) 3.00 -  21.68      11.13  (57,931)
     Additional shares
  reserved under 1996
  Option Plan               739          ---            ---        ---      ---
     Balance
      December 31, 1996     311        4,777  3.00 -  30.38     17.928    5,585

     Options granted     (2,307)       2,513 29.06 -  40.81     34.80    87,457
     Options terminated     165         (165) 3.00 -  29.06     20.04    (3,307)
     Options exercised      ---         (345) 3.74 -  29.06     13.28    (4,583)
     Additional shares
  reserved under 1996
  Option Plan             2,000          ---            ---       ---       ---

     Balance
      December 31, 1997     169        6,780 $3.74 -$40.81     $24.36  $165,152

     Options exercisable at:
      December 31, 1995                8,229 $3.00 -$19.00     $12.26  $100,886
      December 31, 1996                3,071 $3.00 -$30.38     $14.25  $ 43,770
      December 31, 1997                3,665 $3.74 -$40.19     $18.12  $ 66,425

   The following table summarizes information about stock options outstanding and exercisable as of December 31, 1997:

                  Options Outstanding               Options Exercisable
                        Weighted      Weighted                 Weighted
Range of     Number     Average    Average Remaining  Number    Average
Exercise  Outstanding   Exercise  Contractual Life  Exercisable Exercise
 Prices                  Price                                   Price
$3.74 $11.99  1,161   $ 11.22     3 years               1,161   $   11.22
12.00  21.99  2,020     16.90     6 years               1,739       16.82
22.00  31.99  1,092     28.10     8 years                 311       28.25
32.00  40.81  2,507     34.83     9 years                 454       34.12
              6,780  $  24.36     7 years               3,665   $   18.12

The Company applies the intrinsic value based method of accounting for its stock-based employee compensation plans. If the fair value based method had been applied for 1997, non-cash compensation expense and the effect on net income available to common stockholders and earnings per share would have been approximately $3,600, or $0.05 per share. If the fair value based method had been applied for 1996 and 1995, non-cash compensation expense and the effect on net income available to common stockholders and earnings per share would have been immaterial. The fair value for stock options was estimated using the Black-Scholes option pricing model with assumptions for the risk-free interest rate of 5.50% in 1997 and 6.00% in 1996 and 1995, expected volatility of 25% in 1997 and 22% in 1996 and 1995, expected life of approximately
3.7 years in 1997 and 4.5 years in 1996 and 1995, and no expected dividends. The weighted average fair value of options granted during
1997,   1996  and  1995  was  $9.55,  $8.62  and  $5.72  per   option,
respectively.

13.Common Stock Sales & Related Options

On October 17, 1997, the Company completed the public offering of 17,100 shares of its common stock ("Common Stock") at $37 7/8 per share (the "Public Offering"). In addition, 2,000 shares of Common Stock were purchased from CalEnergy in a direct sale by a trust affiliated with Walter Scott, Jr., the Chairman and Chief Executive Officer of PKS (the "Direct Sale"), contemporaneously with the closing of the Public Offering. Proceeds from the Public Offering and the Direct Sale were approximately $699,920.

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

14.Asset Valuation Impairment Charge

The  non-recurring  charge of $87,000 represents  an  asset  valuation impairment charge under Financial Accounting Standard No. 121, "Accounting for the Impairment of Long-Lived Assets," relating to CalEnergy's assets in Indonesia. Moreover, the Company intends to continue to take actions to attempt to require the Government of Indonesia to honor its contractual obligations; however, the ultimate outcome of the current uncertain situation in Indonesia with respect to the possible abrogation by the Indonesian government of the Dieng, Patuha and Bali contracts adds significant risk to the completion of those projects. Consequently, the charge of $87,000 represents the amount by which the carrying amount of such assets exceed the fair value of the assets determined by discounting the expected future net cash flows of the Indonesia projects, assuming proceeds from political risk insurance and no tax benefits.

15.            Extraordinary Item

On July 31, 1997, the Finance Act in the United Kingdom was passed by Parliament and included the introduction of a one time so-called "windfall tax" equal to 23% of the difference between the price paid for Northern upon privatization and the Labour government's assessed "value" of Northern as calculated by reference to a formula set forth in the July budget. This amounted to $135,850, net of minority interest of $58,222, which was recorded as an extraordinary item. The first installment was paid December 1, 1997 and the second installment is payable on December 1, 1998.

16.Fair Value of Financial Instruments

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

The carrying amounts in the table below are included under the indicated captions in Notes 7, 8 and 10.


                                                 1997             1996
                                                   Estimated          Estimated
                                           Carrying   Fair    Carrying   Fair
                                             Value    Value    Value     Value
Senior discount notes                       $529,640 $569,148 $527,535 $556,971
9.5% Senior notes                            224,205  243,615  224,150  229,866
7.63% Senior notes                           350,000  352,857      ---      ---
Limited recourse senior secured notes        200,000  217,829  200,000  212,560
CalEnergy credit facility                        ---      ---  100,000  100,000
Revolving line of credit                         ---      ---  95,000    95,000
Salton Sea notes and bonds                   448,754  463,720  538,982  531,807
Northern eurobonds                           427,732  482,064  439,192  445,830
Construction loans                           416,744  416,744  300,951  300,951
Coso Funding Corp. project loans             106,616  112,932  148,346  153,650
CE Electric UK Funding Company Senior Notes  357,331  357,331      ---      ---
CE Electric UK Funding Company Sterling Bonds322,534  333,257      ---      ---
Power Resources project debt                 103,334  103,334  114,571  114,571
U.K. credit facility                             ---      ---  128,423  128,423
Other                                          5,962    5,962    7,927    7,927
Convertible preferred securities of
  subsidiary trusts                          553,930  514,373  103,930  128,354



17.  Interest Rate Swap Agreements

On December 15, 1997, CE Electric UK Funding Company entered into certain interest rate swap agreements for the CE Electric UK Funding Company Senior Notes with two large multi-national financial institutions. The swap agreements effectively convert the U.S. dollar fixed interest rate to a fixed rate in Sterling. For the $125,000 of 6.853% senior notes, the agreements extend until December 30, 2004 and convert the U.S. dollar interest rate to a fixed Sterling rate of 7.744%. For the $237,000 of 6.995% senior notes, the agreements extend until December 30, 2007 and convert the U.S. dollar interest rate to a fixed Sterling rate of 7.737%. The estimated fair value of these swap agreements is approximately $4,929 based on quotes from the counter party to these instruments and represents the estimated amount that the Company would expect to pay to terminate these agreements. It is the Company's intention to hold the swap agreements to their intended maturity.

18.  Regulatory Matters

Northern is subject to price cap regulation. Price control formulas for the supply and distribution businesses are enforced by the Office of Electricity Regulation ("OFFER").

In the distribution business the current price control is expected to last until 2000. The formula was reviewed with effect from April 1,
1995 and April 1, 1996 which resulted in one-time reductions in allowed income per unit distributed of about 17% and 13% respectively, with continuing real reductions in each of the subsequent three years 1997/98 to 1999/2000. The current formula requires that each year regulated distribution income per unit is increased or decreased by RPI-Xd where RPI reflects the average of the twelve month inflation rates recorded for the previous July to December period and Xd is set at 3%. The formula also takes account of the changes in system electrical losses, the number of customers connected and the voltage at which customers receive the units of electricity distributed.

In the supply business the current formula applies only to customers with demands below 100kW. Under the current formula the purchase cost of electricity and the cost of transmission, distribution and the fossil fuel levy are passed through to customers in full. That part of the formula governing Northern's own supply business costs requires that this element of the permitted income falls by 2% per annum in real terms. The current formula is due to be replaced from April 1, 1998 with a new formula which will require Northern to reduce prices to those customers protected by the new price control from the level prevailing at August 1, 1997 by about 4.2% (minus inflation) with effect from April 1, 1998 and a further 3% (minus inflation) with effect from April 1, 1999.

The market for electricity supplied to customers with demands over 1MW was opened to competition in 1990. In 1994 this limit was reduced to 0.1MW. In 1998, liberalization of the entire market is due to commence in stages with complete liberalization achieved by June 1999.

19.  Pension Commitments

Northern participates in the Electricity Supply Pension Scheme, which provides pension and other related defined benefits, based on final pensionable pay, to substantially all employees throughout the Electricity Supply Industry in the United Kingdom.

The actuarial computation for December 31, 1997 and 1996 assumed interest rates of 6.75% and 7.75%, respectively, an expected return on plan assets of 7.25% and 8.25%, respectively, and annual compensation increases of 4.75% and 5.75%, respectively, over the remaining service lives of employees covered under the plan. Amounts funded to the pension are primarily invested in equity and fixed income securities. Northern's funding policy for the plan is to contribute annually at a rate that is intended to remain a level percentage of compensation for the covered employees.

The   following  table  details  the  funded  status  and  the  amount
recognized  in  the balance sheet of the Company as of   December  31,
1997 and 1996.

Actuarial present value of benefit obligations:         1997           1996
 Vested benefits                                     $  847,694       $ 797,932
 Nonvested benefits                                         ---             ---
Accumulated benefit obligation                          847,694         797,932
Effect of future increase in compensation                40,898          58,218
Projected benefit obligation                            888,592         856,150
Fair value of plan assets                             1,012,601         919,163
Assets in excess of projected benefit obligation        124,009          63,013
Unrecognized net gain                                    61,265             ---
Prepaid pension asset                                $   62,744       $  63,013

Net periodic pension cost for 1997 included the following components (the components for the period from the acquisition date of Northern to December 31, 1996 are not meaningful):

Service cost - benefits earned during the period$   12,600
Interest cost on projected benefit obligation       62,300
Actual return on plan assets                       (71,300)
Net periodic pension cost                       $    3,600

20.  Commitments and Contingencies

Casecnan

In November 1995, the Company closed the financing and commenced construction of the Casecnan Project, a combined irrigation and 150 net MW hydroelectric power generation project (the "Casecnan Project") located in the central part of the island of Luzon in the Republic of the Philippines.

CE Casecnan Water and Energy Company, Inc., a Philippine Corporation ("CE Casecnan") which is expected to be approximately 70% indirectly owned by the Company (after the KDG Acquisition), is developing the Casecnan Project. CE Casecnan financed a portion of the costs of the Casecnan Project through the issuance of $125,000 of its 11.45% Senior Secured Series A Notes due 2005 and $171,500 of its 11.95% Senior
Secured Series B Bonds due 2010 and $75,000 of its Secured Floating Rate Notes due 2002, pursuant to an indenture dated as of November 27, 1995, as amended to date.

The Casecnan Project was being constructed pursuant to a fixed-price, date-certain, turnkey construction contract (the "Hanbo Contract") on a joint and several basis by Hanbo Corporation ("Hanbo") and Hanbo Engineering and Construction Co., Ltd. ("HECC"), both of which are South Korean corporations. As of May 7, 1997, CE Casecnan terminated the Hanbo Contract due to defaults by Hanbo and HECC including the insolvency of each such company. On May 7, 1997 CE Casecnan entered into a new turnkey engineering, procurement and construction contract to complete the construction of the Casecnan Project (the "Replacement Contract"). The work under the Replacement Contract is being conducted by a consortium consisting of Cooperativa Muratori Cementisti CMC di Ravenna and Impressa Pizzarottie & C. Spa working together with Siemens A.G., Sulzer Hydro Ltd., Black & Veatch and Colenco Power Engineering Ltd. (collectively, the "Replacement Contractor").

In connection with the Hanbo Contract termination, CE Casecnan tendered a certificate of drawing to Korea First Bank ("KFB") on May 7, 1997 under the irrevocable standby letter of credit issued by KFB as security under the Hanbo Contract to pay for certain transition costs and other presently ascertainable damages under the Hanbo Contract. As a result of KFB's wrongful dishonor of the draw request, CE Casecnan filed an action in New York State Court. That Court granted CE Casecnan's request for a temporary restraining order requiring KFB to deposit $79,329, the amount of the requested draw, in an interest bearing account with an independent financial institution in the United States. KFB appealed this order, but the appellate court denied KFB's appeal and on May 19, 1997, KFB transferred funds in the amount of $79,329 to a segregated New York bank account pursuant to the Court order. If KFB were to fail to honor its obligations under the Casecnan letter of credit, such action could have a material adverse effect on the Casecnan Project and CE Casecnan.

On August 6, 1997, CE Casecnan announced that it had issued a notice to proceed to the Replacement Contractor. The Replacement Contractor was already on site and has fully mobilized and commenced engineering, procurement and construction work on the Casecnan Project.

On August 27, 1997, CE Casecnan announced that it had received a favorable summary judgment ruling in New York State Court against KFB. The judgment, which has been appealed by the bank, requires KFB to honor the $79,329 drawing by CE Casecnan on the $117,850 irrevocable standby letter of credit.

On September 29, 1997, CE Casecnan tendered a second certificate of drawing for $10,828 to KFB and on December 30, 1997, CE Casecnan tendered a third certificate of drawing for $2,920 to KFB. KFB also wrongfully dishonored these draws, but pursuant to a stipulation agreed to deposit the draw amounts in an interest bearing account with the same independent financial institution in the United States pending resolution of the appeal regarding the first draw and agreed to expedite the appeal.

The receipt of the letter of credit funds from KFB remains essential and CE Casecnan will continue to press KFB to honor its clear obligations under the letter of credit and to pursue Hanbo and KFB for any additional damages arising out of their actions to date. If KFB were to fail to honor its obligations under the Casecnan letter of credit, such action could have a material adverse effect on the Casecnan Project and CE Casecnan.

On September 2, 1997, Hanbo and HECC filed a Request for Arbitration before the International Chamber of Commerce ("ICC"). The Request for Arbitration asserts various claims by Hanbo and HECC against CE
Casecnan relating to the terminated Hanbo Contract and seeking damages. On October 10, 1997, CE Casecnan served its answer and defenses in response to the Request for Arbitration as well as counterclaims against Hanbo and HECC for breaches of the Hanbo Contract. The arbitration proceedings before the ICC are ongoing and CE Casecnan intends to pursue vigorously its claims against Hanbo, HECC and KFB in the proceedings described above.

Indonesia

On September 20, 1997, a Presidential Decree (the "Decree") was issued in Indonesia, providing for government action to the effect that, in order to address certain recent fluctuations in the value of the Indonesian currency, the start-up dates for a number of private power projects would be: (i) continued according to their initial schedule (because construction was underway); (ii) postponed as to their start-up dates (because they are not yet in construction) until economic conditions have recovered; or (iii) reviewed with a view to being continued, postponed or rescheduled, depending on the status of those projects. In the Decree, Dieng Units 1, 2 and 3 are approved to continue according to their initial schedule; Patuha Unit 1 and Bali Units 1 and 2 are to receive further review to determine whether or not they should be continued in accordance with their initial schedule; and Bali Units 3 and 4, Patuha Units 2, 3 and 4 and Dieng Unit 4 are to be postponed for an unspecified period. In this regard, the Company notes that its contracts and government undertakings for the Dieng, Patuha and Bali projects do not by their terms permit such categorization or delays by the government and that the Company has obtained political risk insurance coverage for its Dieng and Patuha projects. Moreover, the Company intends to continue to take actions to attempt to require the Government of Indonesia to honor its contractual obligations; however, subsequent actions by the Government of Indonesia and continued economic problems in Indonesia have created further uncertainty as to whether the contracts for such projects will be abrogated by the Indonesian government and accordingly have created significant risks to the completion of these projects. As a result, the Company recorded a SFAS 121 asset valuation impairment charge of $87,000 in the fourth quarter of 1997. This charge includes all reasonably estimated asset valuation impairments associated with the Company's assets in Indonesia and gives effect to the political risk insurance on such investments.

Edison

On June 9, 1997, Edison filed a complaint alleging breach of the power purchase agreements ("SO4 Agreements") between Edison and the Coso Joint Ventures as a result of alleged improper venting of certain noncondensible gases at the Coso geothermal energy project. In the complaint Edison seeks unspecified damages, including the refund of certain amounts previously paid under the SO4 Agreements, and termination of the SO4 Agreements. In September 1997, the Coso Joint Ventures and the Company filed a cross-complaint against Edison and its affiliates, The Mission Group and Mission Power Engineering Company alleging, among other things, that Edison's lawsuit violates the 1993 settlement agreement which settled certain litigation arising from the construction of certain units at the Coso geothermal project by Edison affiliates. In addition, the Coso Joint Ventures filed a separate complaint against Edison alleging breach of the SO4 Agreements, unfair business practices, slander and various other tort and contract claims. The actions were effectively consolidated in December 1997. As a result of certain procedural actions by the parties and a November court order, Edison filed an amended complaint on December 16, 1997 and the Coso Joint Ventures amended their cross-complaint. The litigation is in its early procedural stages and the pleadings have not been settled. The Coso Joint Ventures believe that their claims and defenses are meritorious and that they will prevail if the matter is ultimately heard on its merits. The Coso Joint Ventures intend to vigorously defend this action and prosecute all available counterclaims against Edison.

NYSEG

On February 14, 1995, NYSEG filed with the FERC a Petition for a Declaratory Order, Complaint, and Request for Modification of Rates in Power Purchase Agreements Imposed Pursuant to the Public Utility Regulatory Policies Act of 1978 ("Petition") seeking FERC (i) to declare that the rates NYSEG pays under the Saranac PPA, which was approved by the New York Public Service Commission (the "PSC") were in excess of the level permitted under PURPA and (ii) to authorize the PSC to reform the Saranac PPA. On March 14, 1995, the Saranac Partnership intervened in opposition to the Petition asserting, inter alia, that the Saranac PPA fully complied with PURPA, that NYSEG's action was untimely and that the FERC lacked authority to modify the Saranac PPA. On March 15, 1995, the Company intervened also in opposition to the Petition and asserted similar arguments. On April
12, 1995, the FERC by a unanimous (5-0) decision issued an order denying the various forms of relief requested by NYSEG and finding that the rates required under the Saranac PPA were consistent with PURPA and the FERC's regulations. On May 11, 1995, NYSEG requested rehearing of the order and, by order issued July 19, 1995, the FERC unanimously (5-0) denied NYSEG's request. On June 14, 1995, NYSEG petitioned the United States Court of Appeals for the District of Columbia Circuit (the "Court of Appeals") for review of FERC's April 12, 1995 order. FERC moved to dismiss NYSEG's petition for review on July 28, 1995. On October 30, 1996, all parties filed final briefs and the Court of Appeals heard oral arguments on December 2, 1996. On July 11, 1997, the Court of Appeals dismissed NYSEG's appeal from FERC's denial of the petition on jurisdictional grounds.

On August 7, 1997, NYSEG filed a complaint in the U.S. District Court for the Northern District of New York against the FERC, the PSC (and the Chairman, Deputy Chairman and the Commissioners of the PSC as individuals in their official capacity), the Saranac Partnership and Lockport Energy Associates, L.P. ("Lockport") concerning the power purchase agreements that NYSEG entered into with Saranac Partners and Lockport.

NYSEG's suit asserts that the PSC and the FERC improperly implemented PURPA in authorizing the pricing terms that NYSEG, the Saranac Partnership and Lockport agreed to in those contracts. The action raises similar legal arguments to those rejected by the FERC in its April and July 1995 orders. NYSEG in addition asks for retroactive reformation of the contracts as of the date of commercial operation and seeks a refund of $281 million from the Saranac Partnership. Saranac and other parties have filed motions to dismiss and oral arguments on those motions were heard on March 2, 1998. Saranac believes that NYSEG's claims are without merit for the same reasons described in the FERC's orders.

Leases

Certain  retail facilities, buildings and equipment are  leased.   The
leases expire in periods ranging from one to 75 years and some provide for renewal options.

At December 31, 1997, the Company's future minimum rental payments with respect to non-cancelable operating leases were as follows:

 1998                                  $      5,321
 1999                                         4,970
 2000                                         4,914
 2001                                         4,742
 2002                                         4,643
 Thereafter                                  53,905
                                       $     78,495

21.  Geographic Information

The Company operates in one principal industry segment: the generation, distribution and supply of electricity to customers located throughout the world. Europe consists primarily of Northern. The Company's operations by geographic area are as follows:

                          1997      1996         1995
Revenue
   Americas              $  570,587$  486,189  $  386,833
   Asia                     102,960    33,282         ---
   Europe                 1,566,442    39,191         ---
   Corporate/Other           30,922    17,533      11,890
                         $2,270,911 $ 576,195   $ 398,723

Operating income *
   Americas               $ 301,589 $ 259,665   $ 209,872
   Asia                      61,131    16,766         ---
   Europe                   191,299     6,163         ---
   Corporate/Other          (12,882)  (10,931)    (10,376)
                          $ 541,137 $ 271,663   $ 199,496

* Operating income excludes the loss on equity investment in Casecnan, net interest expense and the non-recurring charge.

                                            1997        1996
Identifiable assets
   Americas                              $ 2,268,629 $ 2,364,448
   Asia                                      835,616     649,053
   Europe                                  2,937,686   2,384,789
   Corporate/Other                         1,445,695     231,866
                                         $ 7,487,626 $ 5,630,156

22. QUARTERLY FINANCIAL DATA (UNAUDITED)

Following is a summary of the Company's quarterly results of operations for the years ended December 31, 1997 and 1996.

                           Three
                           Months
                          Ended *
  1997: (1)               March 31   June 30 September 30 December 31
  Operating revenue       $542,589  $505,922   $527,896   $589,931
  Total revenue            565,976   524,994    551,893    628,048
  Total costs and          506,104   460,184    467,900    639,863
 expenses
  Income (loss) before      59,872    64,810     83,993    (11,815)
 income taxes               22,249    24,342     27,929     24,524
  Provision for income
 taxes
  Income (loss) before      37,623    40,468     56,064    (36,339)
 minority interest          10,175     9,579      9,656     16,583
  Minority interest
  Income (loss) before      27,448    30,889     46,408    (52,922)
 extraordinary item            ---       ---   (135,850)       ---
  Extraordinary item
  Net income (loss)
 attributable to            27,448    30,889    (89,442)   (52,922)
    common  stockholders
  Income (loss) per
 share before extraordinary
  item                     $   .43    $  .49    $   .73    $  (.67)
  Extraordinary item           ---       ---      (2.14)       ---
  Net income (loss) per
 share                     $   .43    $  .49    $ (1.41)   $  (.67)
  Income (loss) per
 share before
    extraordinary item -   $   .42    $  .46    $   .67    $  (.67)
 diluted                       ---       ---      (1.80)       ---
 Extraordinary item -
 diluted
 Net income (loss) per
 share - diluted           $   .42    $  .46    $ (1.13)   $  (.67)


                           Three Months Ended
                                   *
   1996: (112)               March 31 June 30 September 30 December 31
 Operating revenue        $ 75,944  $104,735   $165,487   $172,768
 Total revenue              90,356   115,794    179,048    190,997
 Total costs and            69,398    86,039    121,545    158,809
 expenses
 Income before income       20,958   29,755      57,503     32,188
 taxes                       6,497    9,040      18,325      7,959
 Provision for income
 taxes
 Income before minority     14,461    20,715     39,178     24,229
 interest                      ---     1,443      1,624      3,055
 Minority interest
 Net income attributable
 to common stockholders    $14,461  $19,272     $37,554  $  21,174
 Net income per share      $   .28  $   .37     $   .71  $     .34
 Net income per share -
 diluted                   $   .27  $   .34     $   .61  $     .33

* The Company's operations are seasonal in nature.
(1)  Reflects acquisitions of Northern, Falcon Seaboard and the
Partnership Interest.



INDEPENDENT AUDITORS' REPORT

Board of Directors and Shareholders
CalEnergy Company, Inc.
Omaha, Nebraska

We have audited the accompanying consolidated balance sheets of CalEnergy Company, Inc. and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of CalEnergy Company, Inc. and subsidiaries at December 31, 1997 and 1996 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.



Deloitte & Touche LLP
Omaha, Nebraska
February 12, 1998